Form 20-F
period 2022-12-31
Multi Ways Holdings Ltd
filed 2023-05-15
CIK 1941500

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from           to

Commission file number: 001-41669

Multi Ways Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3E Gul Circle

Singapore 629633

(Address of principal executive offices)

James Lim Eng Hock

+65 6287 5252

ir@multiwaysholdings.com

3E Gul Circle

Singapore 629633

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.00025 per share	MWG	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 24,800,000 ordinary shares issued and outstanding as of December 31, 2022.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the fi ling reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and articles of association of our Company adopted on January 13, 2023, and as supplemented, amended or otherwise modified from time to time.

●	“BVI” refers to the British Virgin Islands.

●	“Company” or “our Company” refers to Multi Ways Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on June 2, 2022.

●	“Companies Act” refers to the Companies Act (2021 Revision) of the Cayman Islands.

●	“Controlling Shareholder” refers to Mr. James Lim;

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“LTA” refers to the Land Transport Authority of Singapore.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Mr. James Lim” refers to Mr. James Lim Eng Hock, our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder of our Company, and the spouse of Ms. Lee NG and the father-in-law of Mr. Nick Tan.

●	“Ms. Lee NG” refers to Ms. Lee Noi Geck, our Executive Director and Chief Administration Officer, and the spouse of Mr. James Lim and the mother-in-law of Mr. Nick Tan.

●	“Ms. Maggie Lim” refers to Ms. Lim Mei Jun, our Deputy Chief Executive Officer, and the spouse of Mr. Nick Tan and the daughter of Mr. James Lim and Ms. Lee NG.

●	“Mr. Nick Tan” refers to Mr. Tan Lu Chong, our Chief Operating Officer, and the spouse of Ms. Maggie Lim and the son-in-law of Mr. James Lim and Ms. Lee NG.

●	“Ms. Nancy Lee” refers to Ms. Lee Pei Pei, our Chief Financial Officer.

●	“Multi Ways SG” refers to Multi Ways Equipment Pte. Ltd, a company incorporated in Singapore on August 22, 2002 and an indirect wholly-owned subsidiary of our Company.

●	“MWE Holdings” refers to MWE Holdings Limited, a company incorporated in the BVI on June 15, 2022 and wholly-owned by our Company.

●	“MWE Investments” refers to MWE Investments Limited, a company incorporated in the BVI on June 1, 2022 and owned as to 97.0% and 3.0% by Mr. James Lim, being our Controlling Shareholder and Ms. Lee NG respectively.

●	“Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.00025 per share;

●	“Operating Subsidiary” refers to Multi Ways SG;

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to Singapore Contractors’ Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“WSH” refers to the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

●	“UAE” refers to the United Arab Emirates.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

Multi Ways Holdings Limited is a holding company with operations conducted in Singapore through its operating subsidiary in Singapore, using Singapore dollars. Our reporting currency is the United States Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.3722 to US$1.00 for the financial year ended December 31, 2022 amounts and S$1.3517 to US$1.00 for the financial year ended December 31, 2021 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenues, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	the length and severity of the recent COVID-19 outbreak and its impact on our business and industry

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information — 3.D. Risk Factors.”

We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this annual report, whether as a result of new information, future events, changes in assumptions, or otherwise.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

Risk Factor Summary

You should carefully consider all of the information in this annual report before making an investment in our Ordinary Shares. Below please find a summary of the principal risks and uncertainties we face, organized under relevant headings. Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows, and prospects. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks related to Our Business and Industry

●	Our business is inherently susceptible to the cyclical fluctuations of the infrastructure, building construction, mining, offshore and marine and oil and gas industry worldwide and regionally, which our customers are operating in (on page 9).

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in (page 9).

●	Our rental business is dependent on the general economic conditions in Singapore, and our revenue and profitability may be adversely affected if the demand for construction of infrastructure and/or buildings fall (on page 10).

●	We are dependent on the need to continually maintain a wide range of heavy construction equipment which are relevant to our customers’ needs (on page 10).

●	We are susceptible to fluctuations in the prices and quantity of available heavy construction equipment and construction equipment parts (on page 10).

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements (on page 11).

●	We are reliant on skilled labor (on page 11).

●	Our reputation and profitability may be adversely affected if there is prolonged equipment downtime (on page 11).

●	Our reputation and profitability may be adversely affected if there are major failures or malfunction in our heavy construction equipment sold or rented by our customers (on page 12).

●	We are exposed to disputes and claims arising from site accidents due to the usage of our heavy construction equipment (on page 12).

●	We may be affected if we are found to be in breach of any lease agreements entered into by us (on page 12).

●	Increased competition in the heavy construction equipment sales and rental business in Singapore and the region may affect our ability to maintain our market share and growth (on page 13).

●	We only have a limited number of customer groups and our business is significantly dependent on our major customer groups’ needs and our relationships with them. We may be unsuccessful in attracting new customers (on page 13).

●	We are exposed to the credit risks of our customers (on page 13).

●	We are dependent on our key suppliers for our supply of heavy construction equipment (on page 14).

●	Our business is subject to supply chain interruptions (on page 14).

●	Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19 (on page 14).

●	We may be affected by an outbreak of other infectious diseases (on page 15).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 15).

●	We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our heavy construction equipment in various jurisdictions (on page 15).

●	We are subject to environmental, health and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations (on page 16).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 16).

●	We may require additional financing in the future to fund our purchase of heavy construction equipment and our future growth (on page 16).

●	We may be harmed by negative publicity (on page 17).

●	If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 17).

●	The war in Ukraine could materially and adversely affect our business and results of operations (on page 17).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events (on page 18).

●	We may not be able to successfully implement our business strategies and future plans (on page 18).

●	We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings (on page 18).

Risks related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the NYSE American which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (page 19).

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors (page 19).
●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (page 20).

●	Short selling may drive down the market price of our Ordinary Shares (page 20).

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (page 21).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (page 21).

●	Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 21).

●	As a “controlled company” within the meaning of the NYSE American Company Guide, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies (on page 22).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American Company Guide (page 22).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (page 22).

●	Certain judgments obtained against us by our shareholders may not be enforceable (on page 23).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 23).
●	We will incur increased costs after we cease to qualify as an emerging growth company (on page 23).
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (page 24).

●	We are an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors (page 24).

Risks related to our Business and Industry

Our business is inherently susceptible to the cyclical fluctuations of the infrastructure, building construction, mining, offshore and marine and oil and gas industry worldwide and regionally, which our customers are operating in.

Our customers mainly operate in the infrastructure, building construction, mining, offshore and marine, oil and gas industries, respectively. These industries are largely cyclical in nature and economic downturns and resulting pricing pressures experienced by them have resulted in them reducing their capital and operating expenditures. A slowdown in these industries or the occurrence of any event that may adversely affect these industries such as changes in regulatory environment and economic conditions will result in a decrease in demand for our services and products, and accordingly our business, profitability and financial performance may be adversely affected. These industries are also subject to the impact of the industry cycle, general market and economic conditions and government policies and expenditures, which are factors beyond our control. A decline in the number of new sales orders and rental contracts due to these factors may cause us to operate in a more competitive environment, and we may also be required to be more competitive in our pricing which, in turn, may adversely impact our business, financial condition, results of operations and prospects.

As our revenue is largely derived from our equipment sales business (compared with our rental business), our business performance and profitability may be adversely affected by our customers’ preferences such as whether to purchase or rent our heavy construction equipment required for their projects. These preferences may change according to market conditions, the general availability of financing and the type and duration of project which our customers require heavy construction equipment for. In the event that we have to lower our sales or rental prices for our heavy construction equipment to attract and retain our customers, our profitability, revenue and financial performance will be adversely affected.

We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in.

We and our customers and suppliers are governed by the laws, regulations and government policies in each of the various jurisdictions in which we and our customers and suppliers operate or into which we intend to expand our business and operations. Our business and future growth are dependent on the political, regulatory, social and economic conditions in these jurisdictions, which are beyond our control. Any economic downturn, changes in policies, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

Generally, we fund our purchases of heavy construction equipment via our internal resources and short and long-term financing from banks and other financial institutions. Any disruption, uncertainty and volatility in the global credit markets may limit our ability to obtain the required working capital and financing for our business at reasonable terms and finance costs. If all or a substantial portion of our credit facilities are withdrawn and we are unable to secure alternative funding on acceptable commercial terms, our operations and financial position will be adversely affected. The interest rates for most of our credit facilities are subject to review from time to time by the relevant financial institutions. Given that we rely on these credit facilities to finance our purchase of heavy construction equipment and that interest expenses represent a significant percentage of our expenses, any increase in the interest rates of the credit facilities extended to us may have a material adverse impact on our profitability.

In addition, such fluctuations and volatility in the global credit markets could limit credit lines of our current and potential customers from banks or financial institutions. Accordingly, such customers may not commence or continue their construction projects, or may not be able to obtain sufficient financing to purchase or rent our heavy construction equipment, or we may be required to lower our rates in order to cater to our customers’ current situation. This may have an adverse impact on our revenue and financial performance.

Our rental business is dependent on the general economic conditions in Singapore, and our revenue and profitability may be adversely affected if the demand for construction of infrastructure and/or buildings fall.

Revenues from our rental business is derived largely from our customers in Singapore. As such, our business is subject to the uncertainties and cyclical nature of the infrastructure and building construction sector in Singapore as the demand for our heavy construction equipment rental business is dependent, to a large extent, on the level of business activities in the infrastructure and building construction sector in Singapore. In particular, our revenue and profitability may be adversely affected if the demand for construction of infrastructure and/or buildings fall. In addition, an economic downturn in Singapore may lead to a reduction in construction projects, thereby leading to a subsequent decline in demand for heavy construction equipment, and this would have an adverse impact on our revenue and financial performance.

As our business is dependent on our customers’ demand for heavy construction equipment in Singapore, which is undertaken on a project basis on a short-term to mid-term basis and such projects are non-recurring, it is critical that we continuously and consistently secure customers who have new and upcoming construction projects. We cannot assure you that we will be able to do so. Whether our existing customers are able to secure new construction projects is not within our control, and we may not be able to attract new customers who have secured new and upcoming construction projects. Accordingly, our historical performance may not be an indication of our future performance. In the event that we are not able to secure new projects of similar value, size and margins, there would be an adverse impact on our financial performance.

We are dependent on the need to continually maintain a wide range of heavy construction equipment which are relevant to our customers’ needs.

The needs and preferences of our customers in terms of types and specifications of heavy construction equipment may change as a result of evolving needs and new developments in technology. Our future success depends on our ability to obtain new and used heavy construction equipment that meet evolving market demands of our customers. The preferences and purchasing patterns of our customers can change rapidly due to technological developments in their respective industries. There is no assurance that we will be able to respond to changes in the specifications of our customers in a timely manner. Our success depends on our ability to adapt our products to the requirements and specifications of our customers. There is also no assurance that we will be able to sufficiently and promptly respond to changes in customer preferences to make corresponding adjustments to our products or services, and failing to do so may have a material and adverse effect on our business, financial condition, results of operations and prospects.

As of December 31, 2022 and 2021, we had inventories of $31.4 million and $32.9 million respectively. Our sales and rental business rely on customer demand for our heavy construction equipment. Depending on the progress of technological development of heavy construction equipment, our existing heavy construction equipment may become prematurely obsolete or phased out. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are susceptible to fluctuations in the prices and quantity of available heavy construction equipment and construction equipment parts.

We are exposed to fluctuations in the prices of heavy construction equipment and construction equipment parts which we may require for our heavy construction equipment repair and maintenance services. In the event that we are not able to source any specific construction equipment part required to carry out our maintenance and refurbishment services at acceptable prices, or if we face any delays or shortages in obtaining sufficient quantity of construction equipment parts, we may not be able to conduct our services business in an efficient manner, which may negatively impact our sales and rental businesses as well, as we regularly refurbish and maintain heavy construction equipment prior to resale and/or rental. Such shortages and delays in construction equipment parts and price fluctuations of construction equipment parts may have a negative impact on our profitability.

Our continued success is dependent on our key management personnel and our experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements.

Since the commencement of our business, our Executive Director, Chairman and Chief Executive Officer, Mr. James Lim has been instrumental in expanding our business from dealing with generators and air compressors in 1988 to providing our current wide range of products and services in respect of heavy construction equipment today. We rely on the wide network and contacts of Mr. James Lim which was built over the past two decades, in particular, sourcing for new and used heavy construction equipment from new and existing suppliers and sales of heavy construction equipment.

Our performance depends on the continued service and performance of Mr. James Lim because he plays an important role in guiding the implementation of our business strategies and future plans. The working and business relationships that Mr. James Lim has developed with our main suppliers and customers over the years is important for the future development of our business. If Mr. James Lim were to terminate his employment, there is no assurance that we would be able to find suitable replacements with such a vast network of contacts in a timely manner. The loss of services of Mr. James Lim and/or the inability to identify, hire, train and retain other qualified engineering technical and operations personnel in the future may materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, although we are dependent on certain key personnel, we do not have any key man life insurance policies on any such individual. Therefore, if any of our key management personnel dies or become disabled, we will not receive any compensation to assist with such individual’s absence. The loss of such person could materially and adversely affect our business, financial condition, results of operations and growth prospects.

We are reliant on skilled labor.

Our operations are dependent on our ability to recruit and retain experienced and skilled crane operators and servicing and maintenance team comprising technicians, mechanics, painters and panel-beaters who are trained and specialized in certain types of heavy construction equipment or specific repair works to provide maintenance and repair support services. As there is a limited number of skilled personnel in the industry, competition for experienced and skilled personnel is intense. In case of a shortage of such skilled labor in respect of any particular technical skills for repair and maintenance services, we may have to increase their salaries in order to attract and retain their services which will result in an increase in our overall cost of sales and operating expenses. In the event we are not able to pass on the increase in costs to our customers, our financial performance will be adversely affected.

We rely on experienced and skilled personnel for our operations and services and our ability to provide good customer care service depends to a large extent on whether we are able to secure adequately skilled personnel for our operations. In particular, we rely on our team of crane operators approved by the MOM for the operation of our cranes in Singapore. If we are unable to employ suitable personnel, or if our personnel do not fulfil their roles or if we experience a high turnover of experienced and skilled personnel without suitable, timely or sufficient replacements, the quality of our services may decline, which may adversely affect our business, financial condition, results of operations and prospects.

In addition, the availability of both skilled and unskilled foreign labor is subject to policies imposed by the MOM in Singapore. The availability, requirements and costs of housing for such workers are also subject to government policies. Any change in such policies may affect the supply of foreign manpower and cause disruptions to our operations which will result in an increase in our labor costs and may have a material adverse impact on our financial performance. Please refer to the “Item 4. Information on the Company — 4.B. Business Overview — Regulation”.

Our reputation and profitability may be adversely affected if there is prolonged equipment downtime.

Equipment downtime occurs when our heavy construction equipment is sent for repair and maintenance instead of being deployed at our customers’ jobsites. Our Group has a wide range of heavy construction equipment in our inventories such as excavators, dump trucks, cranes and generators. Please refer to “Item 4. Information on the Company — 4.B. Business Overview” for further description of the full suite of heavy construction equipment in our inventories. In the event that any of our heavy construction equipment experience prolonged downtime due to repair and maintenance needs, the opportunity cost, in terms of foregone revenue could be substantial. Further, newer forms of heavy construction equipment may also be more sophisticated with the incorporation of newer technologies which makes repair and maintenance of such heavy construction equipment more time consuming or may render certain equipment obsolete. Although our repair and maintenance team are constantly upgrading their technical skills and know-how to keep up with the advancement of heavy construction equipment technologies, there is no assurance that we will be able to minimize the time required for repair and maintenance.

Our reputation and profitability may be adversely affected if there are major failures or malfunction in our heavy construction equipment sold or rented by our customers.

Our operations are exposed to the risk of equipment failure which may arise due to wear and tear, mechanical failure, equipment upgrades and delays in delivery of machinery and equipment, risk of failure by our employees to follow procedures and protocols, as well as inherent risks in operating equipment and machinery, resulting in damage to or loss of any relevant heavy construction equipment or facilities required in a project, or personal injury. Major operational failure could result in loss of life and/or serious injury, damage to or loss of the machines, equipment or facilities and protracted legal disputes and damage to our reputation. In the event of an operational or equipment failure, we may be forced to cease all or part of our operations and we may be subject to legal and regulatory liabilities such as penalties, sanctions or significant costs and expenses in any dispute as a result of such operational or equipment failure. In addition, the industry we operate in is highly regulated by the MOM and other regulatory authorities in Singapore. Where there is any non-compliance of any regulatory requirement of the MOM or other regulatory authorities in Singapore, we may be subject to penalties or sanctions as may be imposed by them. This may have an adverse impact on our operations and financial performance.

Since our establishment, we believe that we have built goodwill in our “Multi Ways” brand and thus customer loyalty. Hence, if there are any major lapses in our equipment sales and rental such as negligence by our operators, frequent breakdowns of our rental of heavy construction equipment, or due to circumstances beyond our control resulting in negative publicity, our reputation may be adversely affected and our customers may lose confidence in our equipment sales and rental. In such event, our business and hence our profitability and financial performance may be adversely affected.

We are exposed to disputes and claims arising from site accidents due to the usage of our heavy construction equipment.

The infrastructure, building construction, mining offshore and marine, and oil and gas industries are a high-risk industry in which risks of accidents and fatalities are more likely to occur. Claims may be made against us for such jobsite accidents and/or fatalities on grounds such as defective or malfunctioning heavy construction equipment and failure to adhere to health and safety standards by our crane operators or crane erectors. In the event that we are required to pay damages arising from disputes, our reputation and profitability will be adversely affected.

Accidents which occur during lifting operations or other operations of our heavy construction equipment may result in damages to property and equipment, personal injury and/or deaths to our employees or third parties. Although we have sought protection against the risk of such liabilities by regular servicing and maintenance of our heavy construction equipment and obtaining the necessary insurance coverage for our equipment and employees, we believe that it is not possible for us to be fully insured against every conceivable risk that we may be exposed to.

If any accidents are not covered by our insurance policies and claims arising from such accidents are in excess of our insurance coverage or if any of our insurance claims are contested by any insurance company, we may be required to pay for such compensation, which may have a material and adverse impact on our financial performance. In addition, the payment by our insurers of such insurance claims may result in increases in the premiums payable by us for our insurances. This will also increase the costs of our operations and adversely affect our financial performance.

We may be affected if we are found to be in breach of any lease agreements entered into by us.

We have leased certain of our real properties from JTC Corporation (formerly the Jurong Town Corporation) (“JTC”), and are subject to certain terms and conditions in respect of these real properties, such as requirement to obtain approval from JTC for subletting. As such, we may be exposed to regulatory and enforcement risks, including but not limited to potentially costly fines, if we are found to in breach of any of the terms and conditions of our leases.

Increased competition in the heavy construction equipment sales and rental business in Singapore and the region may affect our ability to maintain our market share and growth.

We operate in the heavy construction equipment sales and rental business, which is highly competitive. Our competitors may possess greater financial resources and more up-to-date equipment with better specifications. They may also have a larger customer base and offer a wider range of heavy construction equipment coupled with greater marketing resources.

Entry of new competitors in the market or market consolidation could also increase the degree of competition within the industry. Our continued success depends on our ability to compete with our competitors as well as to be able to compete successfully in the future against existing or potential competitors or to adapt to changes in market conditions and demands. In the event we are unable to compete successfully against existing or potential competitors or to adapt to changes in market conditions and demands, our business and financial performance may be adversely affected.

We maintain good working relationships with our suppliers and customers and have a wide range of heavy construction equipment for our customers’ needs. However, there is no assurance that our existing suppliers and customers will renew their agreements or continue to work with us. In the event our suppliers and customers choose to work with our competitors and/or our experienced and skilled employees choose to join our competitors, we may not be able to maintain our competitive position and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We only have a limited number of customer groups and our business is significantly dependent on our major customer groups’ needs and our relationships with them. We may be unsuccessful in attracting new customers.

Our aggregate sales generated from our top five customer groups amounted to approximately 39.4%, 43.6% and 26.6% of our revenue for the financial years ended December 31, 2022, 2021 and 2020, respectively. In particular, sales to our largest customer amounted to approximately $7.9 million, representing approximately 20.6% of our total revenue, for the financial year ended December 31, 2022. Sales to our largest customer amounted to approximately $9.6 million, representing approximately 28.8% of our total revenue, for the financial year ended December 31, 2021. Sales to our largest customer amounted to approximately $2.3 million, representing approximately 7.7% of our total revenue, for the financial year ended December 31, 2020.

The concentration of our customers has not changed materially. Accordingly, our sales would be significantly affected by changes in our relationship with or in the needs of our major customer groups, particularly our largest customer group, as well as other factors that may affect their purchases from us, many of which are beyond our control. Any adverse changes in the economic conditions in the markets in which our customer groups operate and in their business expansion plans may negatively affect their purchasing practices and result in a reduction in demand for our heavy construction equipment and services.

In addition, there is generally no long-term commitment from customers of sales and rental of heavy construction equipment business. If we fail to quote a competitive price to our customer, or if the quality of our services does not meet our customer’s specifications or if there is any disruption to our business relationship with our customer, we may be unable to secure further business from such customer. Any significant decrease in sales to any of our customers for any reason, including any disruption to our business relationship with them, may materially and adversely affect our business, financial condition, results of operations and prospects.

We are exposed to the credit risks of our customers.

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 66 days and 30 days for the financial year ended December 31, 2022 and 2021, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended December 31, 2022 and 2021, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We are dependent on our key suppliers for our supply of heavy construction equipment.

Since we commenced operations, we have maintained long-standing relationships with a reliable group of suppliers, from whom we source good quality and competitively priced construction equipment. Our equipment sales and rental business is dependent on our ability to obtain a supply of such good quality and reliable equipment from our suppliers at competitive prices. We consider suppliers that account for more than 10% of our total purchasing as major suppliers. We are dependent on one such major supplier who accounted in aggregate for approximately 15.2% of our Group’s equipment purchases in the financial year ended December 31, 2022, 19.4% of our Group’s equipment purchases in the financial year ended December 31, 2021 and Nil of our Group’s equipment purchases in the financial year ended December 31, 2020. As we generally do not have long-term supply contracts with our major suppliers, and the supply of heavy construction equipment is on an ad-hoc basis as and when such equipment is available for sale, there can be no assurance that we will have continued access to a sufficient supply of good quality new and used heavy construction equipment at competitive prices. In the event we are unable to obtain good quality equipment from our major suppliers at competitive prices, we may have to seek alternative sources from other suppliers and may be charged higher prices and will be subject to the quality of the equipment purchased from alternative suppliers whom we are not familiar with. In the event that we purchase inferior construction equipment from such alternative suppliers, our operations, reputation, profitability and financial performance may be materially and adversely affected.

Our business is subject to supply chain interruptions.

We work with third party logistic providers for the import, export and transportation of our heavy construction equipment. We rely on such third party service providers’ abilities to timely deliver our heavy construction equipment as part of the supply chain logistics. The factors that can adversely affect our operations include, but are not limited to:

●	interruptions to our delivery capabilities;

●	failure of third party service providers to meet our standards or their commitments to us;

●	increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available; and

●	the COVID-19 and disruptions as a result of efforts to control or mitigate the pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial year ended December 31, 2022, 2021 and 2020 respectively. However, any increased costs from delays, cancellations and insurance, or disruption to, or inefficiency in, the supply chain network of our third party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability. Please refer to the risk factors “Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19” and “The war in Ukraine could materially and adversely affect our business and results of operations” set out below in this annual report, for details on how these recent events have caused interruptions to our supply chain and impacted our operations. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our operations, and the operations of our customers, suppliers and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses. If we or our customers, suppliers and sub-contractors are forced to close down their businesses with prolonged disruptions to their operations, we may experience a delay or shortage of raw materials, supplies and/or services by our suppliers and sub-contractors, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our workplace and our production and processing facilities. In such event, our operations may be severely disrupted, which may be a material and adverse effect on our business, financial condition and results of operations.

In addition, we have also faced difficulties in hiring suitable manpower from overseas jurisdictions due to travel restrictions imposed by the Singapore Government as a result of the COVID-19 pandemic during financial year 2021 and financial year 2020. This has led to a stagnation in our workforce strength, thereby affecting our potential growth as we rely heavily on skilled labor

We may be affected by an outbreak of other infectious diseases.

An outbreak of infectious diseases such as severe acute respiratory syndrome and avian influenza or new forms of infectious diseases in the future may potentially affect our operations as well as the operations of our customers and suppliers. In the event that any of the employees in any of our offices or worksites or those of our customers and suppliers is affected by any infectious disease, we or our customers and suppliers may be required to temporarily shut down our or their offices or worksites to prevent the spread of the diseases. This may have an adverse impact on our revenue and financial performance.

We are exposed to risks arising from fluctuations of foreign currency exchange rates.

Our reporting currency is United States dollars and a portion of our overseas sales and procurement is denominated in Japanese Yen. We may be exposed to foreign currency exchange gains or losses arising from transactions in currencies other than our reporting currency.

We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our heavy construction equipment in various jurisdictions.

Various jurisdictions require different licenses, approvals and certifications for the use and operation of certain heavy construction equipment, such as in Singapore, crane operators of certain types of cranes will need to be approved by the MOM in order to operate such cranes.

As we offer crane erection and operation services to our customers within Singapore, we will need to maintain such approvals and certifications in order to carry out such services. We have 15 employees approved by the MOM to operate cranes in Singapore, and 15 employees who have completed the requisite course work to be certified to erect a range of cranes at jobsites in Singapore. In addition, we are guided by a set of safety regulations imposed on us. See “Item 4. Information on the Company — 4.B. Business Overview — Regulation”. We are subject to monetary fines and/or demerit points if there is an infringement of any of the safety regulations. Our business operations are regulated by various governmental bodies and authorities in Singapore. See “Item 4. Information on the Company — 4.B. Business Overview — Regulation”. Any such new regulations or any changes to the licensing requirements on the use and operation of heavy construction equipment may have an adverse impact on our operations and financial performance.

We have also notified the MOM of our factory and that we conduct our refurbishment, maintenance and servicing services of heavy construction equipment at our workshop at 3E Gul Circle, Singapore 629633. The licenses and permits are generally subject to conditions stipulated in such licenses and permits and/or relevant laws and regulations under which such licenses and permits are issued. Failure to comply with such conditions, laws or regulations could result in us being penalized or the revocation or non-renewal of the relevant license or permit. Accordingly, we have to constantly monitor and ensure our compliance with such conditions imposed, if any. A failure to comply with such conditions may result in the revocation or non-renewal of any of the licenses and permits and which may impact our ability to carry out our business and operations. In addition, compliance with changes in government legislation, regulations or policies may increase our costs and any significant increase in licensing and compliance costs arising from such changes may adversely affect our financial performance. In such event, our business and profitability would be materially and adversely affected.

We are subject to environmental, health and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations.

We are subject to laws, regulations and policies relating to the protection of the environment and to workplace health and safety. We are required to adopt measures to control the discharge of polluting matters, wastewater discharge and hazardous substances and noise at our servicing and maintenance workshop and storage facilities in accordance with such applicable laws and regulations and to implement such measures that ensure the safety and health of our employees. Changes to current laws, regulations or policies or the imposition of new laws, regulations and policies in the heavy construction equipment industry could impose new restrictions or prohibitions on our current practices. We may incur significant costs and expenses and need to budget additional resources to comply with any such requirements, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions,

We face the risk of loss or damage to our equipment due to fire, theft or other natural disasters in Singapore. Such events may also cause a disruption or cessation in our business operations, and thus may adversely affect our financial results. Our insurance coverage may not be sufficient to cover all of our potential losses. If there are losses which exceed the insurance coverage or are not covered by our insurance policies, we will remain liable for any liability, debt or other financial obligation related to such losses. We do not have any insurance coverage for business interruptions.

Due to the nature of our operations, there is also a risk of accidents occurring either to our employees or to third parties on our premises and/or on our customers’ jobsites during the course of operations. In the event that any claims arise in respect of such occurrences and liability for such claims are attributed to us or that our insurance coverage is insufficient, we may be exposed to losses which may adversely affect our profitability and financial position.

We may require additional financing in the future to fund our purchase of heavy construction equipment and our future growth.

We require financing to fund our purchase of heavy construction equipment such as excavators, bulldozers and cranes, as such equipment have a high upfront capital expenditure. If we are unable to secure financing to fund our purchases of heavy construction equipment, our ability to renew or expand our fleet to meet our equipment rental and sales requirements and maintain a wide inventory of equipment may be adversely affected. This would, in turn, affect our competitive advantage, which lies in our wide variety and range of heavy construction equipment available for sales and rental. In such event, our future financial performance may be materially and adversely affected.

In view of the fast-changing business requirements and market conditions, we may encounter certain business opportunities from time to time that may potentially increase our revenue, and accordingly we may be required to expand our capabilities and business through acquisitions, investments, joint-ventures and/or strategic partnerships with parties who are able to add value to our business. If such situation arises, we may require additional funds to take advantage of these opportunities.

If our funding requirements are met by way of additional debt financing, we may be subject to restrictions under such debt financing arrangements which may:

●	limit our ability to pay dividends or require us to seek consent for the payment of dividends;

●	increase our vulnerability to general adverse economic and industry conditions;

●	limit our ability to pursue our growth plans;

●	require us to dedicate a substantial portion of our cash flow from operations to payment for our debt, thereby reducing the availability of our cash flow to fund other capital expenditure, working capital requirements and other general corporate purposes; or

●	limit our flexibility in planning for, or reacting to, changes in our business and our industry.

We may be harmed by negative publicity.

We operate in highly competitive industries and there are other companies in the market that offer similar products for sales and rental and complementary services which we offer. We derive most of our customers through word of mouth and we rely on the positive feedback of our customers. Thus, customer satisfaction with our heavy construction equipment and heavy construction equipment related services, is critical to the success of our business as this will also result in potential referrals to new customers from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products and/or services, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports, publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that our Group will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and results of operations.

If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer.

Our business depends, in part, on our ability to identify and protect proprietary information and other intellectual property such as our client lists and information and business methods. We rely on trade secrets, confidentiality policies, non-disclosure and other contractual arrangements and copyright and trademark laws to protect our intellectual property rights. However, we may not adequately protect these rights, and their disclosure to, or use by, third parties may harm our competitive position. Our inability to detect unauthorized use of, or to take appropriate or timely steps to enforce, our intellectual property rights may harm our business. Also, third parties may claim that our business operations infringe on their intellectual property rights. These claims may harm our reputation, be a financial burden to defend, distract the attention of our management and prevent us from offering some services. Intellectual property is increasingly stored or carried on mobile devices, such as laptop computers, which increases the risk of inadvertent disclosure if the mobile devices are lost or stolen and the information has not been adequately safeguarded or encrypted. This also makes it easier for someone with access to our systems, or someone who gains unauthorized access, to steal information and use it to our disadvantage.

The war in Ukraine could materially and adversely affect our business and results of operations.

The recent outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, Singapore and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions.

In addition, Russia and Ukraine are major exporters of oil and critical minerals needed by our customers, which could have a significant negative impact on many of our customers in the various industries. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We do not have any suppliers or customers in Ukraine or Russia. Our business and our results of operations have not been materially impacted by Russia’s invasion of Ukraine. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, including the businesses of our customers, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks may disrupt our operations and cause loss and damage to our storage facilities, workshop and office, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest and regulatory, fiscal and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may not be able to successfully implement our business strategies and future plans

As part of our business strategies and future plans, we intend to expand and renew our fleet of heavy construction equipment portfolio and increase our storage facilities and capabilities as well as consider potential business opportunities through mergers and acquisitions and joint ventures. While we have planned such expansion based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. The success and viability of our expansion plans are dependent upon our ability to successfully predict the types of heavy construction equipment which are tradable amongst our customers, hire and retain skilled employees to carry out our business strategies and future plans and implement strategic business development and marketing plans effectively and upon an increase in demand for our products and services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

From time to time, we may be subject to lawsuits and arbitration claims in the ordinary course of our business brought by external parties or disgruntled current or former employees, inquiries, investigations, and proceedings by regulatory and other governmental agencies. Any such claims brought against us, with or without merits, may result in administrative measures, settlements, injunctions, fines, penalties, negative publicities, or other results adverse to us that could have material adverse effect on our reputation, business, financial condition, results of operations, and prospects even if we are successful in defending ourselves against.

Our customers may also be involved in litigation, investigation, or other legal proceedings, some of which may relate to transactions that we have advised, whether or not there has been any fault on our part.

Risks related to our Ordinary Shares

We may not maintain the listing of our Ordinary Shares on the NYSE American which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the NYSE American under the symbol “MWG.” In order to continue listing our shares on the NYSE American, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the applicable Company Guide, and we cannot assure you that our shares will continue to be listed on the NYSE American in the future.

If the NYSE American delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

long as our Ordinary Shares are listed on the NYSE American, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the NYSE American, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, investors buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other of our securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Singapore law. Even if our board of Directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Ordinary Shares or publishes inaccurate or unfavorable research about our business, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease coverage of the Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our Ordinary Shares to decline.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ordinary shares, fluctuations in the market price of our ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information —10.E. Taxation — Passive Foreign Investment Company Considerations.”

Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder Mr. James Lim, through MWE Investments, indirectly controls approximately 66.75% of our issued and outstanding Ordinary Shares.

Accordingly, our Controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

As a “controlled company” within the meaning of the NYSE American Company Guide, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE American Company Guide, because one of our shareholders holds more than 50% of our voting power. As a result, we are eligible for certain exemptions from the corporate governance requirements of the NYSE American. We do not intend to rely on such exemptions, however, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the NYSE American Company Guide, including (1) the requirement that a majority of our board of directors must be independent directors, (2) the requirement that our director nominees must be selected or recommended solely by either a Nomination Committee comprised solely of independent directors or by a majority of the independent directors and (3) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American Company Guide.

As a foreign private issuer whose ordinary shares are listed on the NYSE American, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NYSE American Company Guide with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in the Cayman Islands may afford less protection to holders of our ordinary shares. We may rely on exemptions available under the NYSE American Company Guide to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the NYSE American Company Guide.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the Amended and Restated Memorandum and Articles of Association) or to obtain copies of lists of shareholders of these companies. Our Directors are not required under our Amended and Restated Memorandum and Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or Controlling Shareholder than they would as shareholders of a company incorporated in a U.S. state.

Certain judgments obtained against us or our auditor by our shareholders may not be enforceable.

We are a Cayman Islands exempted company. Our operating subsidiary was incorporated and is located in Singapore. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Furthermore, our auditor, Onestop Assurance PAC, is headquartered in Singapore and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Item 10. Additional Information —10.B. Memorandum and articles of association — Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We will incur increased costs after we cease to qualify as an emerging growth company.

We are a public company and expect to incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and the New York Stock Exchange detailed requirements concerning corporate governance practices of public companies. As a company with less than US$1.235 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2012 relating to internal controls over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other time and attention to our public company reporting obligations and other compliance matters. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on September 30, 2023. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American Company Guide. If we become a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company until the fifth anniversary from the date of our initial listing. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards as required when they are adopted for public companies. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes- Oxley Act of 2002 and the other rules and regulations of the SEC, which may adversely affect our financial condition and results of operations.

Item 4. Information on the Company

4.A. History and Development of the Company

Corporate History

Our Group’s history can be traced back to September 1988 when Mr. James Lim, our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder, registered a sole proprietorship under the business name “Multi-Ways Equipment” to carry on the business of sales in generators and air compressors.

Multi Ways SG was incorporated as a company in Singapore on August 22, 2002 under the Singapore Companies Act as an exempt private company limited by shares, under the name of “Multi Ways Equipment Pte. Ltd.”, to take over the business of the sole proprietorship.

Our first workshop was located in Defu Lane, Singapore and we moved to 32 Joo Koon Road, Singapore 628985 in 1993 to accommodate increasing sales and rental orders and store our expanding range of heavy construction equipment. In 1996, our Group expanded our fleet of heavy construction equipment to include road-building equipment such as motor graders and tire rollers and mining equipment such as bulldozers and dump trucks.

In 2011, we moved to our flagship showroom and headquarters situated at 3E Gul Circle, Singapore 629633, where we display our wide selection of heavy construction equipment for our customers for viewing. Part of our premises at 3E Gul Circle, Singapore 629633 is also concurrently used as a storage facility and workshop where we conduct our refurbishment, maintenance and servicing services.

We expanded our fleet of heavy construction equipment to include cranes for sale in 2012 and expanded into the crane rental business in 2015. Due to the continued expansion in the fleet variety and quantity of our heavy construction equipment available to our customers of our sales and rental business, we acquired an additional storage facility at 22 Gul Avenue, Singapore 629662 where we commenced the construction of a storage facility building which was completed in 2017. Subsequently, we rented another storage facility at 16 Pioneer Sector 2, Singapore 628377 in 2020, to store some of our heavy construction equipment in Singapore.

Since then, our Group has expanded our range of products available for sales and rental to include various types of heavy construction equipment such as earth-moving equipment (which include excavators, bulldozers, wheel loaders and dump trucks), material-handling equipment (which include crawler cranes, rough terrain cranes and forklifts) and road-building equipment (which include motor graders, asphalt finishers and vibratory rollers), as well as offer complementary services such as refurbishment, servicing and maintenance of heavy construction equipment.

In 2015, we obtained BizSafe Level 4 accreditation from WSH, which is a nationally-recognized program designed to build workplace safety and health capabilities. We have approximately 56 employees in our maintenance and servicing team.

Over the last two decades, we have become a supplier of a wide range of heavy construction equipment in Singapore.

As at the date of this annual report, our Group is comprised of the Company and its subsidiaries, MWE Holdings and Multi Ways SG.

Corporate Structure

Our Company was incorporated in the Cayman Islands on June 2, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$100,000 divided into 400,000,000 Ordinary Shares, par value US$0.00025 each.

The following diagram illustrates the corporate structure of Multi Ways Holdings Limited and its subsidiaries as of the date of this annual report:

Entities

A description of our principal operating subsidiary is set out below.

Multi Ways SG

On August 22, 2002, Multi Ways SG was incorporated in Singapore with limited liability. Multi Ways SG commenced business in 2002 and is principally engaged in the sales and rental of heavy construction equipment in Singapore and the region. As part of a group reorganization completed on August 26, 2022, Multi Ways SG became a wholly owned subsidiary of MWE Holdings and an indirect wholly-owned subsidiary of our Company.

MWE Holdings

On June 15, 2022, MWE Holdings was incorporated in the BVI with limited liability. As part of a group reorganization completed on August 26, 2022, MWE Holdings became the direct holding company of 100% shares of Multi Ways SG and a wholly owned subsidiary of the Company.

Corporate Information

Our registered office in the Cayman Islands is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111 Cayman Islands. Our principal executive office is at 3E Gul Circle, Singapore 629633. Our telephone number at this location is +65 6287 5252. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://www.multiwaysholdings.com. The information contained on our website is not a part of this annual report.

4.B. Business Overview

Overview

We are a supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, we have established ourselves to be a reliable supplier of a wide variety of new and used heavy construction equipment to our customers from Singapore, Australia, UAE, Maldives, Indonesia and the Philippines. Our operation is based in Singapore.

Most of the heavy construction equipment in our fleet available for sales and rental by our customers comprise of used construction equipment which we have purchased from reliable suppliers whom we have established relationships with over the years in this business and are located in various geographical locations in the region.

Our wide variety of new and used heavy construction equipment for sale and rental by our customers range from: (i) earth-moving equipment such as bulldozers, off-terrain dump trucks, excavators and wheel loaders; (ii) material-handling equipment such as crawler cranes, rough terrain cranes, scissor lifts, forklifts, boom-lifts and telescopic handlers; (iii) road-building equipment such as motor graders, vibrating compactors, asphalt finishers, skid loaders, backhoe loaders, hand rollers and mini excavators; and (iv) generators and compressors, such as air compressors, generators, lighting towers and welding machines.

Complementary to the heavy construction equipment products offered for sale and rental by us, we also offer services to our customers, such as servicing and maintenance services for heavy construction equipment, customization of heavy construction equipment to meet specific needs of certain customers, machinery cleaning which meet the standards required for quarantine-free import to Australia and New Zealand for customers based in those regions, provision of qualified crane operators to our customers to operate the cranes and transportation of heavy construction equipment, both within Singapore and cross-border transportation to desired ports.

With our wide variety of heavy construction equipment in our inventory and complementary equipment refurbishment and cleaning services, we are well-positioned to serve customers as a one-stop shop.

Recent Developments

On April 5, 2023, the Company completed its initial public offering. In this offering, the Company issued 6,040,000 Ordinary Shares at a price of US$2.50 per share. The Company received gross proceeds in the amount of US$15.1 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on April 3, 2023 on the NYSE American LLC under the ticker symbol “MWG.”

Our Customers

Our customers operate in various industries which range from the infrastructure and building construction industry, including piling and land reclamation, to the mining industry, marine industry and oil and gas industry. For example, our crawler cranes may be deployed at construction sites for lifting general construction materials and erection and dismantling of tower cranes for customers in the infrastructure and building construction industry. Another example is that our dump trucks may be deployed at jobsites to transport earth and soil between various areas within the jobsite for customers in the construction and mining industry. Such customers are generally contractors involved in construction or suppliers of equipment or services in the building construction sector. Customers in the oil and gas industry are generally suppliers of equipment and process modules for use in offshore oil and gas exploration, which may use our crawler cranes and rough terrain cranes to undertake installation and assembly of oil and gas structures and equipment. Customers in the mining industry are typically contractors involved in surface or underground mining, which may use our excavators and dump trucks.

Our key customer base operates in the following key industries:

Industry	Key Geographic Location
Infrastructure and Building Construction	Singapore, Malaysia, Indonesia, Vietnam, Bangladesh and Maldives

Mining	Australia and Indonesia

Oil and Gas	UAE

Marine	Indonesia

Our Products

Most of our heavy construction equipment available for sales and rental by our customers are used equipment. Some of our used heavy construction equipment available for sales and rental to our customers are as follows:

(i) Earth-moving Equipment

Excavator	Mini Excavator

Excavators are essential for digging, material handling, demolition and are used in most construction projects. We have a range of excavators with varying operating capacities to cater to different needs of our customers.	We also offer mini excavators, with operating weight capacity of under 10 tonnage, which are able to work in small spaces.

Wheel Loader	Bulldozer

Wheel loaders are used for scooping and transporting earth and sand and run on wheels. Our selection of wheel loaders has varying operating capacities to cater to differing needs of customers.	Bulldozers flatten the ground by pushing materials such as earth, sand, rubble or rock with a heavy and broad blade or plate during construction work and travel on tracks.

We offer a range of bulldozers with varying operating capacities.

Dump Truck

Dump trucks are used for transporting loose material for construction and are typically filled with earth, sand, dirt, waste and other materials by another machine, where it then transports and dumps its load at a specified location. We offer a range of dump trucks with varying operating capacities.

(ii) Material-handling Equipment

Crawler Crane	Rough Terrain Crane

Cranes are machines generally equipped with chains and sheaves that can be used to lift and lower loads and to move them horizontally. Crawler cranes are used to lift and lower loads around construction sites safely and economically.

The crawler crane comprises of a lattice boom mounted on an undercarriage with tracks. The heavy tracks provide the crane stability and mobility over undulating terrains. As such, it can move within jobsites easily and perform lifting with very minimal set-up. In addition, a crawler crane is capable of travelling while lifting a load at the same time.

We have a wide range of crawler cranes with maximum load capacities ranging from 50 tonnage to 300 tonnage.

The rough terrain crane comprises a telescopic boom mounted on an undercarriage with rubber tires. The dual-cabin crane is capable of travelling on roads, thus eliminating the need for special equipment to transport the crane. When working on jobsites, outriggers are extended from the chassis of the crane to increase stability during lifting. The crane also has moving counterweights for additional stabilization.

Rough terrain cranes are fitted with versatile steering capabilities to allow maneuvering of their extended chassis with ease.

Forklift

Forklifts are powered industrial trucks used to lift loads and transport materials over short distances. Forklifts are used to carry goods and loads across distances of varying terrain. Although forklifts have lower load capacities than cranes, it is more compact and more easily maneuvered.

Boom Lift

The boom lift is an aerial work platform providing temporary access for personnel or equipment to inaccessible areas, usually at height. It comprises a lift (or bucket) at the end of a hydraulic lifting system mounted on a self-moving platform. The boom lift is fitted with either a straight or an articulated boom, consisting of jointed sections, which can be controlled to extend the lift in a number of different directions. The boom lift is usually designed to be fully operated (including set-up) by a single person.

Scissor Lift

The scissor lift is another type of aerial work platform. It comprises a lift at the end of a set of linked, folding supports in a criss-cross ‘X’ pattern mounted on a self-moving platform. The lift is capable of vertical movements and can be extended horizontally to allow closer access to work areas. The scissor lift is also designed to be fully operated by a single person.

(iii) Road-building Equipment

Motor Grader	Asphalt Finisher

Motor graders are used to flatten a surface during construction for fine grading, with a higher degree of precision than bulldozers.	Asphalt finishers are used to lay asphalt on roads by laying the asphalt flat and provides minor compaction.

Tire Roller Tire rollers are used to compact soils, hot mix and other materials and are typically used for pavements.	Vibratory Roller – Single Drum Vibratory rollers use the vibration of drums for compacting asphalt, soil and concrete to increase density and load-bearing capacity.	Vibratory Roller – Tandem Drum Tandem vibratory rollers are equipped with two steel drums on the front and back, and are used mainly to pave smooth surfaces like asphalt and rolled concrete.

(iv) Generators and Compressors

Air Compressor	Generator

Air compressors are used to power tools on construction sites, such as power hammers, drills, saws, wrenches and other pneumatic tools by using compressed air as a form of energy.	Generators can be used to provide power to temporary buildings and construction machinery which require electricity to operate.

Our Equipment Sales Business

Our equipment sales business involves the sale of both new and used heavy construction equipment from our inventory, predominantly to our local or overseas customers in Singapore, Australia, UAE, Maldives, Indonesia and the Philippines.

Mr. James Lim, our Executive Director, Chairman and Chief Executive Officer, is primarily responsible for our equipment sales business. He and his team are in charge of sourcing for new and used construction equipment from various countries and regions such as Japan and the Middle East. Some of the construction equipment that we purchase are reserved for our rental business, and the rest are sold to our customers in Singapore and around the region.

We have a wide customer base in respect of our sales business, comprising more than 100 customers spanning Singapore, Australia, UAE, Maldives, Indonesia and Philippines.

We procure used construction equipment from our wide network of contacts. We have a reliable group of suppliers, whom we have long-standing relationships with. From these suppliers, we source good quality and competitively priced used heavy construction equipment. Depending on the intended usage and regulatory requirements that our customers have to comply with, we recondition and refurbish our fleet of used heavy construction equipment prior to reselling them to our customers. The reconditioning and refurbishment of these used equipment are carried out at our servicing workshop situated at 3E Gul Circle, Singapore 629633 and is well-equipped to inspect, service, refurbish and repair used heavy construction equipment purchased from our suppliers. We also offer specific customization of any type of heavy construction equipment in our inventories, depending on the unique needs and requirements of our customers. Our reputation and experience in providing high quality reconditioning and refurbishment engineering services provide our customers with the confidence that used heavy construction equipment that they procure from us would be in good working condition. We believe that we have an established reputation amongst our customers for our reconditioned and refurbished heavy construction equipment and this has allowed us to expand our equipment sales business over the years. We have 56 employees in our maintenance and service team who are based in Singapore, comprising highly skilled mechanics, technicians, painters and panel-beaters who are well-qualified to refurbish the wide range of heavy construction equipment in our inventories.

Besides used heavy construction equipment, we also source new heavy construction equipment from reputable dealers all over the world to satisfy our customers’ needs. This ensures our competitiveness of supplying established brands of heavy construction equipment to them.

It is in our business practice not to take speculative positions in our equipment sales business. We typically purchase equipment if there is an existing purchase commitment or serious indication of purchase interest from our customers, or if, based on our decades of experience, is likely to be popular for rental. However, to maintain our position as one of the leading suppliers of a wide range of new and used construction equipment, we do maintain an inventory of such equipment which are more popular with our customers and which, in our view, are easier to resell.

Equipment sales business constitutes approximately 83.9%, 78.1% and 73.8% of our Group’s total revenue for the financial years ended December 31, 2022, 2021 and 2020 respectively. In the financial year ended December 31, 2022, our Group’s total revenue generated from equipment sales business was $32.2 million, of which approximately 31.2% and 68.8% were sales from Singapore and overseas markets respectively. In the financial year ended December 31, 2021, our Group’s total revenue generated from equipment sales business is $26.1 million, of which approximately 27.0% and 73.0% are sales from the Singapore and overseas markets respectively. In the financial year ended December 31, 2020, our Group’s total revenue generated from equipment sales business is $22.0 million, of which approximately 63.0% and 37.0% are sales from the Singapore and overseas markets respectively.

Sales Process Flow

The process flow pertaining to our sales business activities can be generally illustrated diagrammatically as follows:

Purchase of Equipment from Suppliers

Our Executive Director, Chairman and Chief Executive Officer, Mr. James Lim’s wide network of contacts has allowed us to build a reputation and rapport with a network of trusted suppliers from around the region. Our suppliers constantly update us with information on equipment availability in the market. Our suppliers will typically provide us with digital photographs of the available used equipment for sale and will inform us of the state and condition of such equipment. Subject to expected demand for the equipment and refurbishment works needed, our sales team further negotiates sales terms with our suppliers before committing to purchases.

Customer Inquiries for Equipment Purchases

Through our commitment to deliver quality equipment which are customizable based on our customer’s needs, we have firmly established ourselves as a preferred equipment supplier to our customers. Our existing customers, together with potential new customers through referrals and through online inquiries via our website at https://www.multiways.com.sg, approach us with inquiries whenever they need to purchase heavy construction equipment for their projects. Subject to equipment availability and acceptable sales terms, our customers enter into sales agreement confirming their equipment purchases with us.

Functionality Testing, Inspection and Refurbishment of Equipment

Upon arrival of the equipment at our workshop in Singapore, our experienced maintenance service team conducts thorough inspections on every aspect of equipment functionality and usability. We have designated diagnostic testing and inspection checklists for different types of heavy construction equipment, as each type of equipment has different functionality testing and maintenance needs such as bulldozers, cranes, excavators, generators and compressors, wheel loaders and motor graders. For example, functionality testing and inspection of our bulldozers will involve visual checks on the general appearance of equipment, inspection of operator’s cockpit, testing of braking system and various engine parts such as the radiator, engine filter and exhaust system. Thereafter, our maintenance service team will note the various refurbishment or maintenance works required for specific equipment and schedule the approximate completion time for each of the works required. For used equipment, our maintenance service teams will proceed to conduct the necessary refurbishment and maintenance works such as replacing worn parts, which is typically followed by a fresh coat of paint or paint touch-ups such that our equipment is visually pleasing.

Our team of technicians conducts a final round of testing and inspection of the refurbished equipment for functionality and usability after refurbishment and maintenance works are completed, prior to deliver to our customers, so as to maintain quality standards of our equipment to our customers.

Delivery to Customers

Our equipment sales team arranges shipment in accordance with the delivery schedule as required by our customers. As a one-stop shop for services offered to our overseas customers, we provide container packing services and arrangement of transportation to our customer’s desired port.

Warranty for new equipment is covered by the original equipment manufacturers. For used equipment, whilst we do not provide any warranty, we are dedicated to deliver equipment to the satisfaction of our customers.

Our Rental Business

Our rental business comprises the rental of our full suite of heavy construction equipment, mainly to customers within Singapore.

We have a comprehensive fleet of heavy construction equipment to support our customers who need to comply with regulations relating to the use and operation of heavy construction equipment, such as those stipulated by the MOM, BCA, HDB and LTA in Singapore. For example, our cranes deployed on LTA and HDB worksites must not exceed 15 years from the date of manufacture. Another example is that for HDB worksites, only HDB-approved crane erectors are allowed to operate cranes, and such cranes are required to be registered with the HDB. We have more than 30 cranes which are currently registered with the HDB and 14 of our employees are approved as crane erectors by the MOM.

Our customers who deploy our construction equipment for rent are predominantly in the infrastructure and building construction industry in Singapore. For example, in the infrastructure industry, our cranes are used for piling and foundation works for constructing highways and train tunnels. As another example, in the construction industry, our customers typically rent our cranes which are utilized in the construction of buildings and upgrading works to hoist and lift heavy equipment at construction sites, excavators to lift smaller loads and for digging as well as dump trucks to transport loose materials during the construction process.

The crane rental contracts which we enter into with our customers are of varied durations which are typically monthly leases or such other periods as required by our customers depending on their construction work schedule, for flexibility and convenience. Rental contracts for other types of equipment are typically for a shorter duration, ranging from a few days to several months, depending on project requirements.

Our Group also provides crane operation services to our customers, to complement the provision of crane rental service. We have 15 operators who are qualified to operate crane machinery in Singapore. Larger cranes also require dismantling for transportation to a job site, followed by erection of crane machinery at desired locations within the job site. We offer transportation service of cranes to our customers’ desired location, and crane erection services, where the crane is transported and installed at the job site and the erection and dismantling of cranes.

Our rental business constitutes approximately 9.9%, 13.2% and 17.0% of the Company’s total revenue for the financial years ended December 31, 2022, 2021 and 2020, respectively.

Rental Process Flow

The process flow pertaining to our equipment rental business activities can be illustrated diagrammatically as follows:

Customer Inquiries on Rental

Customers approach us for our comprehensive equipment fleet and responsive service. As a result, our existing customers, as well as prospective customers, approach us with inquiries when they need to rent equipment for their jobsites. In addition, our equipment rental team actively communicates with our customers and offers our equipment and services to them according to their requirements. This also enables us to obtain first-hand feedback on the equipment rental demand situation in the market.

Submission of Quotation and Confirmation of Rental Order

Based on our customers’ requirements, our rental team will prepare and provide a quotation and present our product offerings and service solutions to our customers for their consideration. Thereafter, our customers sign and return the quotations or issue purchase orders to confirm their equipment rental orders.

Functionality Testing, Inspection and Maintenance of Equipment

To ensure minimal disruptions due to mechanical faults or breakdown, our experienced maintenance service team inspects and services the equipment thoroughly at our workshop prior to each mobilization and delivery to our customers’ jobsites based on specific checklists as part of our quality control processes.

Services Rendered to Rental Customers

Our rental team plans and coordinates the mobilization and delivery of our equipment to our customers’ jobsites.

If required, our crane operators are able to offer crane operation services per customers’ specifications. Our crane operators adhere strictly to stipulated work safety requirements and ensure that the equipment is used safely and properly, with no excessive wear and tear to the machinery and equipment.

In the event of any equipment breakdown or malfunction, our customers reach us at our hotline in which our maintenance service response team will be dispatched as soon as possible to assist during working hours from Mondays to Saturdays. Our servicing technician will assess and troubleshoot the equipment breakdown at our customers’ jobsites and rectify the issues on-site, where practicable, for time and cost efficiency. If such equipment cannot be repaired on-site, it will be transported to our workshop for repairs.

Return of Equipment and Inspection

At the end of the rental period, our liaison person will make arrangements with the customer for return of the equipment. Most of our customers engage our transportation service in which we assist to transport the rental equipment from the jobsites for return to our storage facilities. Once towed into our storage facilities, our trained team of mechanics and technicians will inspect and test each rental equipment for functionality and usability as per our designated checklists and recommend and coordinate appropriate servicing and maintenance works (including any refurbishment or painting works) to be done at our workshop.

If there is any defect arising from the rental usage of our equipment (other than fair wear and tear), our liaison person will contact the customer directly to make arrangements on repair costs and expenses to be borne by the affected customer for such defect.

Fleet Renewal Strategy

Our Group also makes conscientious efforts to upgrade and expand our fleet of heavy construction equipment regularly to ensure that our service continues to meet our customers’ evolving needs and requirements across various industries. Our constant communication with our customers across different geographical locations and industries offers us a real-time feedback mechanism which we believe puts us in good stead to enable us to proactively and pre-emptively consider new and upgraded forms and types of heavy construction equipment which will be sought after by our customers.

Before acquiring any heavy construction equipment, we will assess the development and outlook of the market for the particular type of equipment and analyze, amongst other things, the value and earnings potential of the equipment and investment time frame for recouping the investments. We regularly review the composition and fleet of heavy construction equipment to ensure that we continue to meet customers’ requirements and to monitor our operational needs against repair and maintenance costs. In order to maintain the reliability and safety track record of our heavy construction equipment and to minimize or reduce expenditure on major repair and maintenance works, we may dispose older equipment and replace them with newer ones.

With this fleet renewal strategy, we believe that we are able to ensure our heavy construction equipment remains relevant and efficient and able to consistently deliver reliable service to our customers.

Our Services

To complement our sales and rental of new and used heavy construction equipment, we offer the following services:

●	Refurbishment and Servicing

●	Troubleshooting and Repair

●	Transportation and Erection

●	Crane Operation

●	Machinery Cleaning

Services constitute approximately 6.2%, 8.7% and 9.2% of the Company’s total revenue for the financial years ended December 31, 2022, 2021 and 2020, respectively.

Refurbishment and Servicing

We offer service and maintenance packages to regularly maintain so as to keep the heavy construction equipment used by our customers in good working order and condition. Our servicing and maintenance services include following our designated checklists and manufacturer guidelines for periodic maintenance, preparing documentation detailing maintenance issues, visual inspection of general appearance of the equipment, testing and maintenance of braking system, engine and hydraulic system, as well as repainting works. As part of our after-sales service and maintenance package, we also provide inspection services, which include checking on the standard safety requirements, physical inspection, and physical load-lifting test for certain heavy construction equipment such as cranes. Our technicians will then sign off on the relevant checklist after functionality testing and examination of the particular heavy construction equipment.

We also offer customization refurbishment services, in which we remodel and customize certain heavy construction equipment to fit the specific needs and requirements of our customers. For example, our customers may approach us to spray-paint their heavy construction equipment in their corporate colors and include logo embellishment. We also offer customization of specific technical specifications of our equipment, such as changing the length of the boom or arm of an excavator and installing additional piping and attachments to equipment to suit our customers’ requirements.

We seek to provide timely and effective after-sales services, and are available to assist our customers to ensure prompt response to our customers’ needs.

Troubleshooting and repair

In the event that our customers face any technical issues or machinery breakdown, we are able to provide troubleshooting and repair services with our team of skilled technicians and mechanics from our workshop located at 3E Gul Circle, Singapore 629633. Typically, upon receiving our customers’ request for troubleshooting works, we will dispatch one of our technicians or mechanics as soon as practicable to the jobsite where the equipment is situated, who will assist to troubleshoot on-site. In the event that the equipment cannot be repaired on-site, we will arrange for it to be transported to our workshop for further testing and repair works.

Transportation

We offer domestic transportation services within Singapore, as well as overseas transportation of heavy construction equipment to our overseas customers. We offer a one-stop service for our overseas customers, in which we provide container packing services and arrange shipment of heavy construction equipment to our customers’ desired port.

Crane Erection and Operation

We have 15 crane operators who are qualified and certified by the MOM to erect and operate cranes in Singapore. Some of our customers in our equipment rental business require our assistance to erect the cranes on the jobsite, and operate the cranes based on their needs and requirements.

Machinery Cleaning

We provide thorough cleaning services for heavy construction equipment. Our machinery cleaning services meet the stringent import cleaning conditions of Australia and New Zealand for quarantine-free import.

Insurance

We maintain commercial all risks property insurance policies covering our heavy construction equipment and workshop in accordance with customary industry practice. We carry occupational injury and medical insurance for our employees, in compliance with applicable regulations. We do not carry general business interruption or “key person” insurance. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore and in the markets in which we operate.

Risk Management

Our business activities expose us to various risks. Identifying and measuring our risks is critical to our ability to manage risk within acceptable tolerance levels in order to minimize the effect on our business, results of operations and financial condition. Our management team is responsible for managing risk. It is overseen by our board of directors. We use risk management processes and have policies and procedures for identifying, measuring and managing risks, including establishing threshold levels for our most significant risks.

Our business exposes us to the following broad categories of risk:

Operational Risk — Operational risk is the risk of loss resulting from inadequate or failed internal processes or controls, human error or misconduct, systems and technology problems or from external events. It also involves compliance with regulatory and legal requirements. Operational risk is the most prevalent form of risk in our risk profile. We manage operational risk by establishing policies and procedures to accomplish timely and efficient processing, obtaining periodic internal control attestations from management and conducting internal audit reviews to evaluate the effectiveness of internal controls.

Strategic Risk — Strategic risk is the risk of loss arising from ineffective business strategies, improper implementation of business strategies, or lack of responsiveness to changes in the business and competitive environment. Our executive management is responsible for establishing an appropriate corporate strategy intended to create value for shareholders, clients and employees, with oversight by our board of directors. Our management is responsible for defining the priorities, initiatives and resources necessary to execute the strategic plan, the success of which is regularly evaluated by the board of directors.

Reputational Risk — Reputational risk is the risk arising from possible negative perceptions, whether true or not, of the Company among our clients, counterparties, shareholders, suppliers, employees and regulators. The potential for either enhancing or damaging our reputation is inherent in almost all aspects of business activity. We manage this risk through our commitment to a set of core values that emphasize and reward high standards of ethical behavior, maintaining a culture of compliance and by being responsive to client and regulatory requirements.

Risk is inherent in our business, and therefore, despite our efforts to manage risk, there can be no assurance that we will not sustain unexpected losses. For a discussion of the factors that could materially affect our business, financial condition or future results of operations, see “Item 3. Key Information — 3.D. Risk Factors.”

Competition

We operate in the heavy construction equipment sales business, which is highly competitive. The heavy construction equipment rental market in Singapore has relatively high barriers to entry in the form of high set-up and operating costs, strong technological knowledge, well-established and long-term business relationships with suppliers, distributors and construction contractors and track record. To the best of our knowledge, our main competitors to our heavy construction equipment business in Singapore are Tat Hong Holdings Ltd, Sin Heng Heavy Machinery Ltd, Antar Cranes Services Pte. Ltd and INA Heavy Machinery & Equipment Pte Ltd.

Licenses and Certifications

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Letter from the MOM dated October 15, 2016 confirming Multi Ways SG’s Factory Notification status	MOM	-	Multi Ways SG

Became a member of the SCAL and was admitted to the Registry of the Singapore List of Trade Subcontractors (SLOTS)	SCAL	January 29, 2024	Multi Ways SG

BizSafe Level 4 Accreditation	WSH	January 29, 2024	Multi Ways SG

Additionally, 15 of our employees are crane operators qualified and certified by the MOM in Singapore to erect and operate cranes in Singapore. We intend to apply for the renewal of the above relevant certifications for our respective employees prior to their respective expiry dates and based on past experience, our Directors do not foresee any material difficulties in renewing the relevant certifications.

Regulation

This section sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. As Multi Ways SG is a company incorporated in Singapore, we are subject to all relevant laws and regulations of Singapore and may be affected by new laws, regulations and policies which are introduced by the Singapore government from time to time. We have identified the main laws and regulations (apart from those pertaining to general business requirements) that we anticipate may materially affect our operations, the relevant regulatory bodies and the licenses, permits and approvals typically required for the conduct of our business in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Environmental Public Health Act

The Environmental Public Health Act 1987 of Singapore (the “EPHA”) is administered by the NEA and regulates, among other things, the disposal and treatment of industrial waste and public nuisances. Under the EPHA, the Director-General of Public Health of Singapore (the “DGPH”) may, upon receipt of any information with respect to the existence of a nuisance liable to be dealt with summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA include any factory or workplace which is not kept in a clean state, any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety. If the DGPH receives any information in respect of the existence of a nuisance liable to be dealt with under the EPHA, a nuisance order may be served on the person responsible for the nuisance prescribing the measures to be taken to remedy the nuisance. Any failure to comply with the nuisance order served is an offense and such person is liable upon conviction for a fine not exceeding S$10,000 for the first offense and to a further fine not exceeding S$1,000 for every day during which the offense continues after conviction.

Environmental Protection and Management Act

The Environmental Protection and Management Act 1999 of Singapore and its subsidiary legislation are administered by the NEA, which provide for, among other things, laws relating to pollution control in Singapore through the regulation of various industries. Pursuant to the Environmental Protection and Management (Boundary Noise Limits for Factory Premises) Regulations (the “EPM Regulations”), the owner or occupier of any factory premises shall ensure that the level of noise emitted from his premises does not exceed the maximum permissible noise levels as set out in the First Schedule to the EPM Regulations. The permissible noise levels may vary depending on the type of affected premises, which include, among others, noise sensitive premises that require peace and quiet, residential premises and commercial premises not including factory premises. Any person who fails to comply with the requirements under the EPM Regulations is guilty of an offense and liable upon conviction for (a) a fine not exceeding S$5,000 on the first conviction, and in the case of a continuing offense, to a further fine not exceeding S$200 for every day or part thereof the offense continues after the conviction; and (b) a fine not exceeding S$10,000 on a subsequent conviction, and in the case of a continuing offense, to a further fine not exceeding S$300 for every day or part thereof during which the offense continues after conviction.

Workplace Safety and Health Act

The Workplace Safety and Health Act 2006 of Singapore (the “WSHA”) provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of its employees at work. These measures include providing and maintaining for the employees a work environment that is safe, without risk to health, and adequate with regards to facilities and arrangements for employees’ welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees, ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that the employees at work have adequate instruction, information, training and supervision as is necessary for them to perform their work. The relevant regulatory body is the MOM.

Any person who breaches his duty under the WSHA is guilty of an offense and will be liable on conviction, in the case of a body corporate, to a fine not exceeding S$500,000 and if the contravention continues after the conviction, the body corporate shall be guilty of a further offense and will be liable to a fine not exceeding S$5,000 for every day or part thereof during which the offense continues after conviction. For repeat offenders, where a person has on at least one previous occasion been convicted of an offense under the WSHA that causes the death of any person and that person is subsequently convicted of the same offense that causes the death of another person, the court may, in addition to any imprisonment, if prescribed, punish the person, in the case of a body corporate, with a fine not exceeding S$1 million and, in the case of a continuing offense, with a further fine not exceeding S$5,000 for every day or part thereof during which the offense continues after conviction.

Under the WSHA, it is the duty of any person who manufactures any machinery, equipment or hazardous substance (“MEHS”), which includes, among other things, welding equipment, for use at work to ensure, so far as is reasonably practicable, that (a) information regarding the safe use of the MEHS is supplied for use at work (which should include precautions to be taken for the proper use and maintenance of such MEHS, the health hazards associated with the MEHS and the information relating to and the results of any examinations or tests of the MEHS that are relevant to its safe use); (b) the MEHS are safe, and without risk to health, when properly used; and (c) the MEHS are examined and tested in compliance with the obligation imposed by paragraph (b). The duties imposed on any person in respect of the aforementioned shall (i) apply only if the MEHS are manufactured or supplied in the course of a trade or business carried on by the person (whether for profit or not); (ii) apply whether the MEHS are exclusively manufactured or supplied for use by persons at work; (iii) extend to the supply of the MEHS by way of sale, transfer, lease or hire and whether as principal or agent, and to the supply of the MEHS to a person for the purpose of supply to others; and (iv) not apply to a person by reason only that the person supplies the machinery or equipment under a lease-purchase agreement, conditional sale agreement or credit-sale agreement to another (“customer”) in the course of a business of financing the acquisition of the machinery or equipment by the customer from others. In the event any person contravenes the relevant provision in the WSHA that imposes the aforementioned duty on such person, that person is guilty of an offense, and liable on conviction (in the case of a natural person) for a fine not exceeding S$200,000 or imprisonment for a term not exceeding two years or both, or (in the case of a body corporate) for a fine not exceeding S$500,000.

Further, the Commissioner for Workplace Safety and Health (the “CWSH”) may serve a remedial order or a stop-work order in respect of a workplace if he is satisfied that (a) the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work; (b) any person has contravened any duty imposed by the WSHA; or (c) any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

The remedial order shall direct the person served with the order to take such measures, to the satisfaction of the CWSH, to, among other things, remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, whereas a stop-work order will direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, and shall specify the date on which such order is to take effect.

Pursuant to the Workplace Safety and Health (Noise) Regulations 2011 of Singapore (the “WSHNR”), the occupier of a workplace must take reasonably practicable measures to reduce or control the noise from any machinery or equipment used or from any process, operation or work carried out by him in the workplace, so that no person at work in the workplace is exposed or likely to be exposed to excessive noise. This may include replacing noisy machinery, equipment, processes, operations or work with less noisy machinery, equipment, processes, operations or work, and such other measures as prescribed under the WSHNR. Where it is not practicable to reduce the noise, the occupier of a workplace shall limit the duration of time persons at work are exposed to the noise in accordance with the time limits prescribed in the Schedule under the WSHNR. Any person who contravenes the aforementioned is guilty of an offense and is liable on conviction for a fine not exceeding S$10,000, and in the case of a second or subsequent conviction, for a fine not exceeding S$20,000 or imprisonment for a term not exceeding six months or both.

Pursuant to the Workplace Safety and Health (Risk Management) Regulations, the employer in a workplace is supposed to, among other things, conduct a risk assessment in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, take all reasonably practicable steps to eliminate or minimize foreseeable risks, implement measures or safety procedures to address the risks, and to inform workers of the same, maintain records of such risk assessments and measures/safety procedures for a period of not less than three years and submit such records to the CWSH when required by the CWSH from time to time. Any employer who fails to comply with the aforementioned requirements is guilty of an offense and is liable on conviction for a fine not exceeding S$10,000 for the first offense, and for a fine not exceeding S$20,000 for a subsequent offense or imprisonment for a term not exceeding six months or both.

Workplace Safety and Health (Construction) Regulations 2007 (“WSHC”)

Part XV of the WSHC provides, among others, for the duty of the owner of a crane, an employee’s lift or a material handling machinery being used in a worksite to ensure that the crane, employee’s lift or material handling machine is of good construction, sound material and adequate strength, free from patent defects and properly maintained. It is the duty of the operator of a crane or material handling machinery being used in a worksite to ensure that the crane or machinery, as the case may be, is positioned or operated to be stable. Where the capacity of the crane used in a worksite is variable, a capacity chart which sets out the safe loads for various lengths of the job at various angles and radial distances shall be provided.

The occupier of a worksite has a duty to ensure that before any crane, employee’s lift or material handling machinery is put into service for the first time in the worksite, it has been thoroughly examined and inspected by a competent person, and in the case of a crane or an employee’s lift, such examination and test is conducted by an authorized examiner.

The operator of any crane or material handling machinery used in a worksite must take, so far as is reasonably practicable, such measures as are necessary to ensure that a suspended load is not moved over any person in the worksite, and to ensure that no load is left suspended on the crane or material handling machinery when it is not in use.

Workplace Safety and Health (General Provisions) Regulations (“WSHR”)

More specific duties imposed by the MOM on employers are laid out in the WSHR. Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any biohazardous material which may constitute a risk to their health and ensuring that the employee has the necessary expertise for the work that he is engaged for and implemented adequate safety and health measures.

Pursuant to the WSHR, the following equipment, among others, are required to be tested and examined by an examiner (the “Authorised Examiner”), who is authorized by the Commissioner of Workplace Safety and Health (the “CWSH”), before they can be used in a factory and thereafter, at specified intervals:

●	hoist or lift;

●	lifting gears; and/or

●	lifting appliances and lifting machines.

Upon examination, the Authorised Examiner will issue and sign a certificate of test and examination, specifying the safe working load of the equipment. Such certificate of test and examination shall be kept available for inspection. Under the WSHR, it is the duty of the owner of the equipment/occupier of a workplace to keep a register containing the requisite particulars with respect to the lifting gears, lifting appliances and lifting machines. In addition to the above, under the WSHA, inspectors appointed by the CWSH may, among others, enter, a workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in a workplace which is required for the purpose of an investigation or inquiry under the WSHA.

Workplace Safety and Health (Operation of Cranes) Regulations 2011 (“WSHR Crane Regulations”)

Pursuant to the WSHR Crane Regulations, only registered crane operators are allowed to operate a mobile or tower crane (“Cranes”) in a workplace. A person who intends to operate Cranes will be required to apply to the Commissioner for Workplace Safety and Health (the “Commissioner”) for approval to register as a crane operator, which requirements include:

●	the successful completion of a training course acceptable to the Commissioner on the operation of a mobile crane or tower crane;

●	in the opinion of the Commissioner, having sufficient experience in operating a mobile crane or tower crane and having passed a proficiency test acceptable to the Commissioner; or

●	the possession of any other equivalent qualification acceptable to the Commissioner.

In addition to the above, the Commissioner may require the applicant to produce a current medical certificate from a registered medical practitioner which certifies that the applicant is medically fit to operate a mobile crane or tower crane. Once the Commissioner has approved the application to register as a crane operator, the certificate of registration will be valid for a period of two years from the date of registration or for a shorter period as the Commissioner may specify.

Under the WSHR Crane Regulations, any registered crane operator may be required to produce his certificate of registration for inspection by inspectors appointed by the Commissioner. The Commissioner may suspend or cancel the registration of any registered crane operator if the Commissioner is satisfied that the registered crane operator has (i) obtained his registration under the WSHR Crane Regulations by means of fraud, false representation or the concealment of any material fraud; (ii) has been certified by a registered medical practitioner to be unfit to operate a mobile crane or a tower crane; or (iii) has failed to comply with any of the duties set out in the WSHR Crane Regulations.

Similarly, crane contractors must be approved by the Commissioner to carry out the installation, repair, alteration and dismantling of Cranes (the “Operations”). Upon successful application, the applicant receives a certificate of approval which is valid for two years from the date of approval. Crane contractors must ensure that the Operations are carried out in accordance with a manufacturer’s manual which contains instructions on safe procedures for such operations, or where such manual is unavailable, ensure that the Operations are carried out under the immediate supervision of an authorized examiner. The said cranes cannot be used unless they have been tested and certified safe by an authorized examiner for the operations for which they are intended.

Workplace Safety and Health (Risk Management) Regulations (“Risk Management Regulations”)

Pursuant to the Risk Management Regulations, employers and principal must in every workplace conduct a risk assessment in relation to the safety and health risks posed to any person who may be affected by his undertaking in the workplace, and take all reasonably practicable steps to eliminate any foreseeable risk to any person who may be affected by his undertaking in the workplace. Where it is not reasonably practicable to eliminate such risk, the employer or principal is required to implement reasonably practicable measures to minimize the risk, such as substitution, engineering control, administrative control and provision and use of suitable personal protective equipment, and safe work procedures to control the risk. The employer and principal shall also take all reasonably practicable steps to ensure that any person in the workplace who may be exposed to a risk to his safety and health is informed of the nature of the risk involved, and any measure of safe work procedures implemented.

Workplace Safety and Health (Work at Heights) Regulations 2013 (“Work At Heights Regulations”)

Pursuant to the Work At Heights Regulations, the responsible person of any person who carries out or is to carry out any work at height must do the following:

●	ensure that no work at height it carried out where it is reasonably practicable to carry out the work safely otherwise than at height;

●	ensure that such person must have first received adequate safety and health training to familiarize himself with the hazards associated with work at height and the precautions to be observed; and

●	ensure that such person shall work at a height in a workplace under the immediate supervision of a competent person for that work.

The occupiers of every workplace specified in the Work At Heights Regulations must also establish and implement a fall prevention plan in accordance with the requirements of the approved code of practice relating to safe and sound practices for fall prevention.

Factories (Operation of Cranes) Regulations (“Factories Regulations”)

Pursuant to the Factories Regulations, only crane contractors approved by the Chief Inspector are allowed to carry out the Operations. Crane contractors must first obtain approval from the Chief Inspector before they can undertake the jobs mentioned above. In addition, the owner of any mobile cranes or tower cranes must ensure that all of its cranes are tested and certified safe by an approved person for the operations for which they are intended. The said cranes cannot be used unless they have been tested and certified accordingly.

Further, operators of mobile and tower cranes must be registered with the Chief Inspector. Once registered, these operators are issued with certificates, which are typically valid for 2 years, indicating the types of cranes they are allowed to operate. Only operators who possess the appropriate certificates of registration can operate these cranes. Before they may be registered, these operators must first possess the necessary qualifications required under the Regulations. These qualifications include successful completion by the applicant of the course in crane operation conducted by an institute or organization acceptable to the Chief Inspector.

We have 15 crane operators who are qualified and certified by the MOM to erect and operate cranes in Singapore.

Work Injury Compensation Act

The Work Injury Compensation Act 2019 of Singapore (The “WICA”), which is regulated by the MOM, applies to all employees who are engaged under a contract of service or apprenticeship with an employer regardless of their level of earnings. The WICA does not cover self-employed persons or independent contractors. However, as the WICA provides that, where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the subcontractor employer), the principal shall be liable to compensate those employees of the subcontractor employer who were injured while employed in the execution of work for the principal. The WICA provides that if an employee dies or sustains injuries in a work-related accident or contracts occupational diseases in the course of the employment, the employer shall be liable to pay compensation in accordance with the provisions of the WICA. An injured employee is entitled to claim medical leave wages, medical expenses and lump sum compensation for permanent incapacity or death, subject to certain limits stipulated in the WICA.

An employee who has suffered an injury arising out of and in the course of his employment can choose to either:

●	report the accident to his employer in order to submit a claim for compensation through the MOM without needing to prove fault or negligence on anyone’s part. There is a fixed formula in the WICA for the amount of compensation to be awarded; or

●	commence legal proceedings to claim damages under common law against the employer for breach of duty or negligence.

Damages under a common law claim are usually more than an award under the WICA and may include compensation for pain and suffering, loss of wages, medical expenses and any future loss of earnings. However, the employee must show that the employer has failed to provide a safe system of work, or breached a duty required by law or that the employer’s negligence caused the injury.

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn S$2,100 or less a month. Failure to provide adequate insurance is an offense carrying a fine of up to S$10,000 or imprisonment for a term of up to 12 months, or both. For further information on our insurance policies, please refer to the section headed “Insurance”.

Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) is the main legislation governing employment in Singapore and is administered by the MOM. The Employment Act covers every employee who is under a contract of service with an employer and includes a workman (as defined under the Employment Act) but does not include, among others, any person employed in a managerial or executive position (subject to the exceptions set out below). The definition of “employee” under the Employment Act does not extend to freelance contractors who have entered into a contract for service. Accordingly, freelance contractors are not considered to be our employees.

A workman is defined under the Employment Act as including, among others, (a) any person, skilled or unskilled, who has entered into a contract of service with an employer in pursuance of which he is engaged in manual labor, including any apprentice; and (b) any person employed partly for manual labor and partly for the purpose of supervising in person any workman in and throughout the performance of his work.

Core employment provisions of the Employment Act, such as public holiday and sick leave entitlements, minimum days of annual leave, payment of salary and allowable deductions and release for wrongful dismissal, cover all employees, including persons employed in a managerial or executive position, except public servants, domestic workers, seafarers and those who are covered separately.

In addition to the core employment provisions of the Employment Act, Part IV of the Employment Act contains provisions relating to, among other things, working hours, overtime, rest days, holidays, annual leave, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service (“Part IV”). However, such Part IV provisions only apply to: (a) workmen earning basic monthly salaries of not more than S$4,500; and (b) employees (excluding workmen) earning basic monthly salaries of not more than S$2,600. An employer who breaches any provision of Part IV is guilty of an offense and is liable on conviction for a fine not exceeding S$5,000, and for a second or subsequent offense a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

From April 1, 2016, employers are required to issue to their employees who are covered by the Employment Act and who are employed for 14 days or more a written record of the key employment terms of the employee. The key employment terms required to be provided (unless inapplicable to such employee) include, among other things, working arrangements (such as daily working hours, number of working days per week and rest day(s)), salary period, basic salary, fixed allowances and deductions, overtime rate of pay, types of leave and other medical benefits.

Employment of Foreign Manpower Act

The employment of foreign employees in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”) and is regulated by the MOM. The EFMA prescribes the responsibilities and obligations of employers of foreign employees in Singapore.

The EFMA provides that no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the MOM in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes this provision of the EFMA is guilty of an offense and will: (a) be liable on conviction for a fine not less than S$5,000 and not more than S$30,000 or imprisonment for a term not exceeding 12 months or both; and (b) on a second or subsequent conviction: (i) in the case of an individual, be liable for a fine of not less than S$10,000 and not more than S$30,000 and imprisonment for a term of not less than one month and not more than 12 months; or (ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

In Singapore, the work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question. Foreign professionals, managers and executives earning a fixed monthly salary of at least S$4,500 with acceptable qualifications (such as a good university degree, professional qualifications or specialist skills) may apply for an employment pass, whereas older and more experienced candidates will need higher salaries. Mid-level skilled staff earning a fixed monthly salary of at least S$2,500 who possess a degree, diploma or technical certificate and have the relevant work experience may apply for an S-pass; and semi-skilled foreign workers from approved source countries working in, among others, the manufacturing sector may apply for a work permit.

Further, under the Employment of Foreign Manpower (Work Passes) Regulations 2012, an employer is required to purchase and maintain medical insurance with coverage of at least S$15,000 per 12-month period of a foreign workers’ employment (or for such shorter period where the foreign workers’ period of employment is less than 12 months) for the foreign workers’ in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing.

In addition, the employment of foreign workers is also subject to sector-specific rules regulated by the MOM through the following policy instruments: (a) business activity; (b) approved source countries; (c) the imposition of security bonds and levies; and (d) quota (or dependency ratio ceilings) based on the ratio of local to foreign workers.

Required safety courses

For the manufacturing sector, foreign workers who handle metals and machinery in the metalworking industry, such as our foreign workers employed under JCS, must take a Metalworking Safety Orientation Course or an Apply Workplace Safety and Health in Metal Work course before their work permits can be issued, and such courses may be conducted by either the Occupational Safety and Health Training and Promotion Centre or other training institutions approved by the Chief Inspector appointed by the Minister of Manpower.

A work permit cannot be issued to the foreign worker until he has taken the safety course. Employers are responsible for their workers passing the test. If the foreign workers fail the course, they should retake it as soon as possible and are required to pass the course within three months of their arrival or their work permit could be revoked. Foreign workers in the metalworking industry that have worked in the metalworking industry for (a) less than six years must pass the safety course once every two years; and (b) more than six years must pass the safety course once every four years.

Employers renewing a work permit must ensure that the foreign worker’s safety course certificate has a validity period of more than one month on the day of renewal, otherwise the work permit will not be renewed.

Infectious Diseases Act

The Infectious Diseases Act 1976 of Singapore (the “IDA”) relates to the quarantine and the prevention of infectious diseases. Under the IDA, if the Director of Medical Services (the “DMS”) has reason to believe that there exist on any premises conditions that are likely to lead to the outbreak or spread of any infectious disease, he may, among other things, by written notice, order the closure of the premises for a period not exceeding 14 days, and require the owner or occupier of the premises to cleanse or disinfect the premises in the manner and within the time specified in the notice or carry out such additional measures as the DMS may require in the manner and within the time specified in the notice. Such notice directing the owner or the occupier of the premises to close the premises may be renewed by the DMS from time to time for such period, not exceeding 14 days, as the DMS may, by written notice, specify.

In addition, the DMS may order any person who is, or is suspected to be, a case or carrier or contact of an infectious disease to be detained and isolated in a hospital or other place for such period of time and subject to such conditions as the DMS may determine. The DMS may also direct any person carrying on any occupation, trade or business in a manner as is likely to cause the spread of infectious disease to take preventative action that the DMS reasonably believes is necessary to prevent the possible outbreak or prevent or reduce the spread of the infectious disease. Under the IDA, “preventative action” in the case of such direction, includes, among other things, requiring the person to stop carrying on, or not carry on, the occupation, trade or business during a period of time specified in the direction.

Any person who, without reasonable excuse, fails to comply with any requirement of such notice or direction given to that person by the DMS is guilty of an offense. While there are no specific penalties for such offense, any person guilty of an offense under the IDA for which no penalty is expressly provided shall (a) in the case of a first offense, be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 6 months or both; and (b) in the case of a second or subsequent offense, be liable on conviction for a fine not exceeding S$20,000 or imprisonment for a term not exceeding 12 months or both.

Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020

On March 26, 2020, the Ministry of Health of Singapore promulgated the Infectious Diseases (COVID-19 — Stay Orders) Regulations 2020 (the “SHN Regulations”) under the Infectious Diseases Act of Singapore.

Under the SHN Regulations, an at-risk individual may be ordered to go directly to one or more places of accommodation specified in an order given under the SHN Regulations and not leave the place of accommodation if, among other things, the individual is a traveler entering Singapore on or after October 7, 2021, for the period starting upon the issue of the order and ending on the later of (i) a day specified in the order, which must not be later than the 21st day after the date the order was issued; and (ii) the day that the individual knows that he tests negative for COVID-19 after undergoing any antigen rapid test or polymerase chain reaction test as prescribed under the SHN Regulations, and if the individual is required to undergo a serology test, also tests positive after undergoing a serology test as prescribed under the SHN Regulations. The penalty for an offense under the SHN Regulations is a fine of up to S$10,000 or imprisonment of up to six months or both.

On February 16, 2022, the Singapore government announced the further simplification of existing healthcare protocols, workplace testing requirements and safe management measures, including focusing the mandatory rostered routine testing on sectors where there are interactions with vulnerable populations as well as the provision of essential services, such as the healthcare and eldercare sectors and selected essential services sectors, with effect from February 18, 2022, and workplace requirements will be aligned with those for community safe management measures. The border measures for travelers were also simplified with effect from February 22, 2022, including the standardization of the stay home notice duration to seven days across all country/region categories in view of the Omicron variant’s shorter incubation period and the cessation of the enhanced testing regime for travelers arriving on vaccinated travel lanes.

COVID-19 measures in relation to our operations

Under the Control Order Regulations, a permitted enterprise may continue to carry out the business, undertaking or work at the permitted premises of the permitted enterprise without closing those permitted premises to entry by any individual, with the prior permission of the Multi-Ministry Taskforce, and in accordance with the prescribed restrictions for that type of business, undertaking or work or any conditions imposed in the aforementioned permission. Such owner or occupier of the permitted premises may allow any employee (including employees of such permitted enterprises or where any permitted enterprise is a principal, includes a contractor, a subcontractor or an employee of a contractor or subcontractor of such permitted enterprise, where the contractor, subcontractor or employee works under the direction of the permitted enterprise as to the manner in which the work is carried out), customer or other individual to enter the premises only for the purposes of working for or dealing with the permitted enterprise (including procuring the provision of the authorized service), subject to the continued adherence to the safe management measures under the Control Order Regulations or the conditions of the permission. Where the permitted enterprise is directing a contractor or subcontractor, they are responsible under the Control Order Regulations for implementing the necessary measures in relation to the employees of the contractor or subcontractor as well.

Although a permitted enterprise may carry on business at the permitted premises, where such permitted enterprise is not a hospital, clinic or other healthcare institution or facility for the reception, lodging, treatment or care of individuals requiring medical treatment or a premise exempted under paragraph 2 of the Workplace Safety and Health (Exemption) Order of Singapore, they must, where reasonably practicable, direct permitted enterprise workers to work from their place of residence. A permitted enterprise must have appropriate internal policies and procedures and adequate controls to monitor and ensure compliance with the relevant requirements by the permitted enterprise and its permitted enterprise workers, to remedy without delay any instances of noncompliance and to conduct an adequate analysis of the risks of COVID-19 infections arising from the permitted enterprise’s business, undertaking or work and make recommendations to mitigate any risks identified to the permitted enterprise, which may include more stringent requirements than in the Control Order Regulations.

The Workplace Safety and Health (COVID-19 Safe Workplace) Regulations 2021 (the “WSH COVID Regulations”) were gazetted on December 29, 2021 and came into operation on January 1, 2022. The WSH COVID Regulations provide for work-from-home arrangements for employees, workplace access and vaccination, and workplace safe management measures. Under part 3 of the WSH COVID Regulations, employers must take necessary measures to ensure that employees and other individuals who enter or remain in work premises are vaccinated against COVID-19 infections. Part 4 of the WSH COVID Regulations further provides for workplace safe management measures including the wearing of masks when at the work premises, maintaining a physical distance of at least one meter between employees and necessary contact tracing and entry controls measures.

The MOM has also issued relevant advisories, including an advisory on work and leave arrangements for employees who have tested positive for COVID-19, and a checklist of safe management measures. In addition to the regulations set out above, the government, including the BCA and MOM, imposes sector-specific requirements which are updated from time to time depending on the COVID-19 situation. Such requirements have included the implementation of fast and easy testing and rostered testing regimes for the construction sector.

Central Provident Fund Act

The Central Provident Fund (The “CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (the “CPFA”), an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both. Where an offense has been committed under the CPFA but there are no penalties provided, the offender may be liable for a fine not exceeding S$5,000 or imprisonment for a term not exceeding six months or both, and where the offense is repeated by the same offender, the offender may be liable for a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

Customs regulations

Goods exported from Singapore are regulated under the Customs Act 1960 of Singapore (the “Customs Act”). To export goods from Singapore, the exporter is required to declare the goods to Singapore Customs, a department under the Ministry of Finance, which is the lead agency for trade facilitation and revenue enforcement. The Singapore GST is not levied on goods exported from Singapore. A Customs export permit is required for, among other things, the export of locally manufactured goods or local GST paid goods, the export of goods from free trade zones, dutiable goods from licensed warehouses and non-dutiable goods from a zero-rated warehouse. The exporter will be the party that issues the commercial invoice to his overseas customer. Exporters who intend to engage in import and/or export activities in Singapore or appoint a declaring agent to apply for Customs import, export and transshipment permits or certificates will need to activate their Customs Account with Singapore Customs, further to which a declaring agent may be appointed to apply for Customs permits on their behalf. Declaring agents have to be registered with Singapore Customs.

Exporters may be penalized if they do not comply with the requirements and conditions imposed under the Customs Act. Making an incorrect declaration or failing to make a declaration of goods imported into, exported from or transshipped in Singapore will result in being liable on conviction for a fine not exceeding S$10,000, or the equivalent of the amount of the customs duty, excise duty or GST payable, whichever is the greater amount, or imprisonment for a term not exceeding 12 months, or both.

Administration of Carriage of Goods by Motor Vehicles

The regulation of road traffic and movement of vehicles in Singapore, including the administration of the carriage of goods by motor vehicles, is governed by the Road Traffic Act and relevant subsidiary legislation, including, among others, the Road Traffic (Motor Vehicles, Registration & Licensing) Rules.

Pursuant to Rule 46 of the Road Traffic (Motor Vehicles, Registration & Licensing) Rules, no person shall cause or permit a motor vehicle or trailer constructed or adapted for use for the carriage of goods to carry a load in excess of the maximum laden weight as determined by the Registrar of Vehicles (the “Registrar”). Pursuant to Rules 43 and 44, the owner of a motor vehicle which is constructed or adapted for use for the carriage of goods or a trailer shall inform the Registrar of the maximum laden weight of the vehicle or trailer in accordance with the manufacturer’s specification, or shall otherwise provide the Registrar with such information as the Registrar may require in order to enable him to ascertain the maximum laden weight, and the Registrar shall upon receiving such information, determine the maximum laden weight of the motor vehicle or trailer. Owners of the motor vehicles and trailers are required to paint or otherwise clearly mark upon a conspicuous place on the vehicle or trailer, among others, the maximum laden weight of the vehicle or trailer and the weight of the vehicle or trailer unladen.

Contravention of Rule 46 of the Road Traffic (Motor Vehicles, Registration & Licensing) Rules constitutes an offence under Section 131(1) of the Road Traffic Act, punishable under Section 131(2) of the Road Traffic Act. Under Section 131(2), the offender may be liable, in the case of a first offence, to a fine not exceeding S$1,000 or imprisonment for a term not exceeding three months, and in the case of a second or subsequent offence, to a fine not exceeding S$2,000 or imprisonment for a term not exceeding six months. Section 131B(1) of the Road Traffic Act prescribes that where an offence committed by a body corporate is proved to have been committed with the consent or connivance of an officer or to be attributable to any act or default on his part, the officer, meaning any director, member of the committee of management, chief executive officer, manager, secretary or other similar officer, including any person purporting to act in any such capacity, shall be guilty of an offence and shall be liable to be proceeded against and punished accordingly.

C. Organizational structure

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
MWE Holdings	British Virgin Islands
Multi Ways SG	Singapore

The following diagram illustrates the corporate structure of Multi Ways Holdings Limited and its subsidiaries as of the date of this annual report:

D. Property, Plant and Equipment

Facilities

Our principal executive office is located at 3E Gul Circle in Singapore 629633, where Multi Ways SG, our subsidiary, leased approximately 2,390 square meters of office space.

A description of Multi Ways SG’s leased real properties is below:

Location	Usage	Lease Period	Rent	Approximate area
22 Gul Avenue Singapore 629662

Manufacture, fabricate, alter, modify, upgrade, install, repair and service all type of cranes, hoists, forklifts, shredders, machines, heavy purchase equipment, and all other related engineering works and services cum storage

		20 years from February 16, 2017	S$12,066.50 per month (excluding GST)	8,613.8 square meters
16 Pioneer Sector 2 Singapore 628377	Manufacture, fabricate, repair and service crane hoist forklifts, machines, heavy equipment, engineering and services and storage	3 years from August 2, 2020 (with an option to renew for another 3 years)	S$41,500 per month (excluding GST)	12,719.1 square meters
3E Gul Circle Singapore 629633	Business of Multi Ways SG	12 months from June 1, 2022	S$50,000 per month (excluding GST)	2,390 square meters

Multi Ways SG had granted an option to purchase dated August 16, 2022 to Yu Yee Engineering Pte. Ltd. for the sale of 22 Gul Avenue, Singapore 629662 at S$14.3 million. The said option to purchase has been exercised by Yu Yee Engineering Pte. Ltd. on August 29, 2022. The completion of the sale of the property is subject to the conditions precedent in the option to purchase being fulfilled, including but not limited to approval from JTC.

A description of leases entered into by Multi Ways SG (as sublessor) in respect of its real properties is below:

Location	Tenant	Rent & Service Charge	Authorized Use
22 Gul Avenue, Singapore 629662	Cosentino South East Asia Pte Ltd (“Cosentino”)	S$49,925.40 per month (excluding GST), subject to market rental with rent revision not exceeding 10% and subject to JTC’s approval, which was revised to S$44,325.40 per month (excluding GST) from April 1, 2020, and subsequently revised to S$49,925.40 per month (excluding GST) with effect from August 1, 2021. The lease expired on March 31, 2023.	The business of Cosentino (storage and distribution of stone and related products)

Intellectual Property

As of the date of this annual report, we have registered the trade mark in Singapore. We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Overview

Multi Ways Holdings Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as equipment sales, rental and services through our operating subsidiary in Singapore. We have over twenty (20) years of experience in supplying and rental of new and used heavy construction equipment in the infrastructure, building construction, mining, offshore and marine, oil and gas industries through our services.

For the years ended December 31, 2022 and 2021

For the financial years ended December 31, 2022 and 2021, our net revenue amounted to approximately $38.4 million and approximately $33.4 million, respectively, of which equipment sales accounted for approximately $32.2 million in 2022 and approximately $26.1 million in 2021, respectively. Rental accounted for approximately $3.8 million in 2022 and approximately $4.4 million in 2021, respectively and services revenue accounted for approximately $2.4 million in 2022 and approximately $2.9 million in 2021, respectively.

For the years ended December 31, 2021 and 2020

For the financial years ended December 31, 2021 and 2020, our net revenue amounted to $33.4 million and $29.9 million, respectively, of which equipment sales accounted for $26.1 million in 2021 and $22.1 million in 2020, respectively. Rental accounted for $4.4 million in 2021 and $5.1 million in 2020, respectively and services revenue accounted for $2.9 million in 2021 and $2.7 million in 2020, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR OPERATIONS

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this annual report and those set out below.

●

Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 39.4% and approximately 43.6% of our revenue for the financial years ended December 31, 2022 and 2021, respectively. In particular, sales to our largest customer amounted to approximately $7.9 million, representing approximately 20.6% of our revenue for the financial year ended December 31, 2022.

Our aggregate sales generated from our top five customers were 43.6% and 26.6% of our revenue for the financial years ended December 31, 2021 and 2020, respectively. In particular, sales to our largest customer amounted to $9.6 million, representing 28.8% of our revenue for the year ended December 31, 2021, and sales to our largest customer amounted to $2.3 million, representing 7.7% of our revenue for the year ended December 31, 2020.

Our sales are significantly affected by the demands of our largest customer due to vigorous price competition in the supply chain, supply chain shortage and disruption, and inflationary cost pressure as our customers will seek to purchase products of more competitive prices and faster delivery. See “Risk Factors – Risks Related to Our Business and Industry - We only have a limited number of customer groups and our business is significantly dependent on our major customer groups’ needs and our relationships with them. We may be unsuccessful in attracting new customers”.

●

Fluctuations in the cost of our revenues – Finished goods are the largest part of our cost of revenue, representing approximately 74.6% and approximately 72.0% of our total cost of revenues for the financial years ended December 31, 2022 and 2021, respectively.

Finished goods are the largest part of our cost of revenue, representing 72.0% and 77.1% of our total cost of revenues for the financial years ended December 31, 2021 and 2020, respectively.

Fluctuations in the price, availability, quality, cost of labor and transportation may impact the price of our finished goods, and ultimately the selling price. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

The prices at which we purchase such finished goods are determined by the demand and supply forces in this industry, as well as our bargaining power with our suppliers. At the end of December 31, 2022 and 2021, the majority of our finished goods were commonly available from the market, but our cost of procurement increased significantly due to the inflationary cost pressure, labor shortages, supply chain delay and disruption during the COVID-19 pandemic. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. We expect continued fluctuations in the cost of finished goods to affect our margins.

All of the finished goods we procure, including spare parts and key components, are sourced directly from various regional suppliers spanning from Asia to the Middle East in an effort to ensure availability and adequate supply, as well as efficient delivery to our customers.

Our results of operations and capital resources have been materially impacted by fluctuations in the cost of the supply chain disruptions during the financial years ended December 31, 2022, and we do foresee the impact will continue into for the financial year ending December 31, 2023, because we have locked in the prices of most of our purchase and sales orders. However, any increased costs from delays, cancellations and insurance, or disruption to, or inefficiency in, the supply chain network of our third-party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability. See “Risk Factors – Risks Related to Our Business and Industry - Our business is subject to supply chain interruptions”.

●	Financial impact of COVID-19 - The COVID-19 pandemic has caused general business disruptions in Singapore and the rest of the world. Additionally, due to measures such as travel restrictions, and lockdowns of logistics facilities, there has also been experiences of longer delivery times. Additionally, we experienced an increase in freight and handling costs. See “Risk Factors – Risks Related to Our Business and Industry - Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19”.

We have been and are continuing to closely monitor the impact of COVID-19 on our business and operations. The pandemic and related actions taken by governments to limit its spread could cause a temporary closure of our operational facilities, interrupt our fulfillment or logistics systems, or severely impact the behavior and operations of our customers and suppliers.

On the onset of the COVID-19 pandemic, we developed and implemented robust COVID-19 operating protocols, while taking the appropriate steps to protect our financial stability. We experienced a reduction of margins due to our suppliers’ increase in prices, the increase in freight and handling costs, and the increase in operational costs due to manpower restrictions in the workplace (such as the increase in costs for the provision of information technology infrastructure to facilitate work-from-home arrangements or the general decrease in productivity due to physical segregation of teams). However, despite challenges presented by the COVID-19 pandemic, we have remained committed to our mission and customers, and have witnessed substantial momentum as our response to the pandemic has been implemented and certain restrictions eased.

5.A. Operating Results.

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Results of Operations Data

	Financial Years Ended December 31
	2022		2021		2020
	S$’000	$’000	S$’000	$’000	S$’000	$’000

Revenues	52,927	38,359	45,155	33,406	39,513	29,886
Net income	1,419	1,028	2,435	1,801	1,744	1,319

Basic and diluted net income per Ordinary Share	0.06	0.04	0.10	0.07	0.07	0.05
Weighted average number of Ordinary Shares outstanding (‘000)	24,800	24,800	24,800	24,800	24,800	24,800

(1)	Calculated at the rate of S$1.3798 (as relates to December 31, 2022), S$1.3517 (as relates to December 31, 2021), and S$1.3221 (as relates to December 31, 2020), as set forth as the Company’s internal exchange rate.

Revenue

As set forth in the following table, during the financial years ended December 31, 2022, 2021 and 2020, our revenue was derived from the sale of heavy construction equipment, rental and services in our equipment sales, rental and services serving the infrastructure, building construction, mining, offshore and marine, and oil and gas industries:

	Financial Years Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%

Sales of heavy construction equipment, rental and services
Equipment Sales	32,202	83.9	26,095	78.1	22,045	73.8
Rental	3,803	9.9	4,419	13.2	5,095	17.0
Services(1)	2,354	6.2	2,892	8.7	2,746	9.2

Total	38,359	100.0	33,406	100.0	29,886	100.0

(1) Services mean refurbishment and servicing, troubleshooting and repair, transportation and erection, crane operation and machinery cleaning.

For the years ended December 31, 2022 and 2021

Our total revenue increased by approximately $5.0 million or approximately 15.0% to approximately $38.4 million for the year ended December 31, 2022 from approximately $33.4 million for the financial year ended December 31, 2021. Such increase was mainly attributable to the increase demand in our equipment sales of approximately $6.1 million as a result of local demand in Singapore.

For the financial years ended December 31, 2022 and 2021, approximately 41.2% and approximately 41.6% of our total revenue, respectively, was generated from customers located in Singapore and approximately 23.6% and approximately 30.1% of our total revenue, respectively, was generated from customers located in Australia. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 35.2% and approximately 28.3% of our total revenue, respectively.

For the financial years ended December 31, 2022 and 2021, our net income amounted to approximately $1.0 million and approximately $1.8 million, respectively. Such decrease was mainly caused by the increase in gross profit margin was partially offset by the increase in selling & distribution expenses of approximately $0.4 million, administrative expenses of approximately $0.1 million and incomes tax of approximately $0.3 million.

For the years ended December 31, 2021 and 2020

Our total revenue increased by approximately $3.5 million or 11.8 % to approximately $33.4 million for the year ended December 31, 2021 from approximately $29.9 million for the financial year ended December 31, 2020. Such increase was mainly attributable to the increase demand in our Equipment Sales of approximately $9.6 million as a result of demand from a major customer in Australia and offset by the drop in sales of $7.0 million in Singapore.

For the financial years ended December 31, 2021 and 2020, approximately 41.6 % and 69.8 % of our total revenue, respectively, was generated from customers located in Singapore and approximately 30.1 % and 0.6 % of our total revenue, respectively, was generated from customers located in Australia. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 28.3 % and 29.6 % of our total revenue, respectively.

For the financial years ended December 31, 2021 and 2020, our net income amounted to approximately $1.8 million and $1.3 million, respectively. The net income for the financial year ended December 31, 2021 was mainly caused by the increase in gross profit margin and lower interest costs that were partially offset by the decrease in other incomes and dividend income.

Revenue by geographical locations

During the financial years ended December 31, 2022, 2021 and 2020, the customers for our equipment sales, rental and services were mainly located in Singapore and Australia. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2022, 2021 and 2020:

	Financial Years Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%

Singapore
Equipment Sales	10,053	63.6	7,048	50.8	13,888	66.5
Rental	3,803	24.1	4,412	31.8	5,037	24.1
Services	1,955	12.3	2,424	17.4	1,949	9.4

Total	15,811	100.0	13,884	100.0	20,874	100.0

	Financial Years Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%

Australia
Equipment Sales	9,035	99.8	10,041	99.8	151	90.4
Services	21	0.2	23	0.2	16	9.6

Total	9,056	100.0	10,064	100.0	167	100.0

	Financial Years Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%

Other Countries (1), individually less than 10%
Equipment Sales	13,114	97.2	9,006	95.2	8,006	90.5
Rental	*	*	7	0.1	58	0.7
Services	378	2.8	445	4.7	781	8.8

Total	13,492	100.0	9,458	100.0	8,845	100.0

(1) “Other Countries” means Maldives, Indonesia, Thailand, Vietnam, Philippines, and Middle East.

Singapore

For the years ended December 31, 2022 and 2021

The revenue in Singapore increased by approximately $1.9 million for the financial year ended December 31, 2022, as compared to the corresponding financial year ended December 31, 2021, which was primarily attributable to the increase in demand from local customers.

For the years ended December 31, 2021 and 2020

The revenue in Singapore decreased by $7.0 million for the financial year ended December 31, 2021, as compared to the corresponding financial year ended December 31, 2020, was primarily attributable to the decrease in demand from local customers.

Australia

For the years ended December 31, 2022 and 2021

The decrease in revenue in Australia by approximately $1.0 million for the financial year ended December 31, 2022, as compared to the corresponding financial year ended December 31, 2021, which was primarily attributable to the decrease sale orders by a major customer in Australia of approximately $1.0 million.

For the years ended December 31, 2021 and 2020

The increase in revenue in Australia by $9.9 million for the financial year ended December 31, 2021, as compared to the corresponding financial year ended December 31, 2020, was primarily attributable to the increase sale orders by a major customer in Australia of approximately $9.6 million.

Other Countries

For the years ended December 31, 2022 and 2021

Revenues from other countries increased by approximately $4.0 million, which was primarily due to higher demand from new and recurring customers among various countries.

For the years ended December 31, 2021 and 2020

Revenues from other countries increased by $0.6 million, primarily due to higher demand from new and recurring customers among various countries.

Cost of revenues

For the years ended December 31, 2022 and 2021

During the financial years ended December 31, 2022 and 2021, our cost of revenues increased by approximately $4.6 million or approximately 19.0% to approximately $28.6 million for the financial year ended December 31, 2022 from approximately $24.0 million for the financial year ended December 31, 2021. Such increase was mainly attributable to the increase cost of revenues for the demand in our equipment sales of approximately $5.2 million and offset the decrease in by Services of approximately $0.5 million in 2021 and Rental of approximately $0.1 million.

For the years ended December 31, 2021 and 2020

During the financial years ended December 31, 2021 and 2020, our cost of revenues increased by approximately $1.0 million or 4.4 % to approximately $24.0 million for the financial year ended December 31, 2021 from approximately $23.0 million for the financial year ended December 31, 2020. Such increase was mainly attributable to the increase demand in our Equipment Sales of approximately $1.0 million and Services of approximately $0.4 million in 2021, offset by a decrease in Rental of approximately $0.4 million.

	Financial Years Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%

Equipment Sales	25,744	90.0	20,604	85.7	19,654	85.3
Rental	597	2.0	684	2.8	1,122	4.9
Services	2,276	8.0	2,761	11.5	2,268	9.8

Total	28,617	100.0	24,049	100.0	23,044	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the financial years ended December 31, 2022, 2021 and 2020:

	Financial Years Ended December 31,
	2022		2021		2020
	Gross Profit $’000	Gross Margin %	Gross Profit $’000	Gross Margin %	Gross Profit $’000	Gross Margin %

Equipment Sales	6,458	20.1	5,491	21.0	2,391	10.9
Rental	3,206	84.3	3,735	84.5	3,973	78.0
Services	78	3.3	131	4.5	478	17.4

Total	9,742	25.4	9,357	28.0	6,842	22.9

For the years ended December 31, 2022 and 2021

Our total gross profit amounted to approximately $9.7 million and approximately $9.4 million for the financial years ended December 31, 2022 and 2021, respectively. Our overall gross profit margins were approximately 25.4% and approximately 28.0% for the financial years ended December 31, 2022 and 2021, respectively. Our total gross profit increased during the financial years ended December 31, 2022 and 2021, which was generally due to the better profit margin through diversified purchasing networks from across various countries.

For the years ended December 31, 2021 and 2020

Our total gross profit amounted to approximately $9.4 million and $6.8 million for the financial years ended December 31, 2021 and 2020, respectively. Our overall gross profit margins were approximately 28.0 % and 22.9 % for the financial years ended December 31, 2021 and 2020, respectively. Our total gross profit increased during the financial years ended December 31, 2021 and 2020, which was generally due to the better profit margin through diversified purchasing networks from across various countries.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2022, 2021 and 2020:

	Financial Years Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%

Advertisement and promotion	26	1.7	24	2.2	29	2.5
Freight costs	1,343	89.4	983	88.2	983	85.3
Transportation and travelling	133	8.9	107	9.6	141	12.2

Total	1,502	100.0	1,114	100.0	1,153	100.0

For the years ended December 31, 2022 and 2021

The selling and distribution expenses were approximately $1.5 million and approximately $1.1 million for the financial years ended December 31, 2022 and 2021, respectively, representing approximately 3.9% and approximately 3.3% of our total revenue for the corresponding financial years.

For the years ended December 31, 2021 and 2020

Our selling and distribution expenses remained relatively stable at approximately $1.1 million and $1.2 million for the financial years ended December 31, 2021 and 2020, respectively, representing 3.3 % and 4.0 % of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2022, 2021 and 2020:

	Financial Years Ended December 31,
	2022		2021		2020
	$’000%		$’000%		$’000%

Depreciation of plant and equipment	800	11.9	823	12.5	982	15.6
Depreciation of right-of-use assets	828	12.3	775	11.7	691	11.0
Salaries and related costs	3,916	58.0	4,138	62.6	3,526	56.0
Repair and maintenance	42	0.6	47	0.7	179	2.9
Upkeep of motor vehicles	214	3.2	220	3.3	164	2.6
Professional fees	115	1.7	114	1.7	122	1.9
Others	830	12.3	492	7.5	630	10.0

Total	6,745	100.0	6,609	100.0	6,294	100.0

For the years ended December 31, 2022 and 2021

Administrative expenses were approximately $6.7 million and approximately $6.6 million for the financial years ended December 31, 2022 and 2021, respectively, representing approximately 17.6% and approximately 19.8% of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group were at approximately $3.9 million and approximately $4.1 million for the financial years ended December 31, 2022 and 2021, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, bad debts provision, insurance, entertainment, property tax, vehicles upkeep and other miscellaneous expenses.

For the years ended December 31, 2021 and 2020

Administrative expenses were approximately $6.6 million and $6.3 million for the financial years ended December 31, 2021 and 2020, respectively, representing 19.8 % and 21.0 % of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group were approximately $4.1 million and $3.5 million for the financial years ended December 31, 2021 and 2020.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses.

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended December 31, 2022, 2021 and 2020:

	Financial Years Ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Other expenses	-	-	(15)
Gain on disposal of plant and equipment	2	305	237
Interest income	*	19	14
Interest expenses	(748)	(716)	(858)
Government grants	81	109	582
Dividend income	7	-	1,030
Foreign exchange (loss) gain	(93)	(44)	32
Others	813	724	905

Total	62	397	1,927

* These figures are immaterial.

For the years ended December 31, 2022 and 2021

Interest expenses remained stable at approximately $0.7 million for the financial years ended December 31, 2022 and 2021 from our bank loans and financing facilities.

We reported the net foreign exchange loss of approximately $0.09 million in 2022 and approximately $0.04 million in 2021.

Jobs Support Scheme is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, May and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 9-month period up to July 2020, and 10% to 50% of the same in the subsequent seven-month period from September 2020 to March 2021. For the financial years ended December 31, 2022, and 2021, our Jobs Support Scheme income amounted to approximately $0.1 million and approximately $0.1 million, respectively.

For the years ended December 31, 2021 and 2020

Interest expenses were $0.7 million for the financial year ended December 31, 2021 and $0.9 million for financial year ended December 31, 2020 from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

We reported $0.04 million of net foreign exchange loss in 2021 and $0.03 million of net foreign exchange gain in 2020.

Jobs Support Scheme is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, May and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 9-month period up to July 2020, and 10% to 50% of the same in the subsequent seven-month period from September 2020 to March 2021. For the financial years ended December 31, 2021 and 2020, our Jobs Support Scheme income amounted to $0.1 million and $0.6 million, respectively. At this time, we do not anticipate receiving any future income from the Jobs Support Scheme.

Income Tax Expenses

For the years ended December 31, 2022 and 2021

During the financial years ended December 31, 2022 and 2021, our income tax expense was comprised of our current tax expense and deferred tax for the financial year.

For the financial year ended December 31, 2022, our income tax increased to approximately $0.5 million and our effective tax rate was 33.4% due to tax refund from previous years. Such income tax decrease was generally in line with the increase in our profit for the financial year.

For the financial year ended December 31, 2021, our income tax increased to approximately $0.2 million and our effective tax rate was 11.3% due to tax refund from previous years. Such income tax decrease was generally in line with the increase in our profit for the financial year.

For the years ended December 31, 2021 and 2020

During the financial years ended December 31, 2021 and 2020, our income tax expense was comprised of our current tax expense and deferred tax for the financial year.

For the financial year ended December 31, 2021, our income tax increased to approximately $0.2 million and our effective tax rate was 11.3 % due to tax refund from previous years. Such income tax decrease was generally in line with the increase in our profit for the financial year.

For the financial year ended December 31, 2020, our income tax was approximately $3,000, and our effective tax rate, calculated as income tax divided by profit before income tax, was 0.2%. The relatively high effective tax rate for the financial year ended December 31, 2021, as compared to our tax rate for the financial year ended December 31, 2020, was mainly attributable to non-deductible expenses incurred for business advisories and consultation and overprovision in previous financial year.

Net Income

For the years ended December 31, 2022 and 2021

As a result of the foregoing, our net income amounted to approximately $1.0 million and approximately $1.8 million for the financial years ended December 31, 2022 and 2021, respectively.

For the years ended December 31, 2021 and 2020

As a result of the foregoing, our net income for the financial year amounted to approximately $1.8 million and $1.3 million for the financial years ended December 31, 2021 and 2020, respectively.

5.B. Liquidity and Capital Resources.

Balance Sheet Data:

	As of December 31,
	2022		2021
	S$’000	$’000	S$’000	$’000

Cash and cash equivalents	1,376	1,003	2,072	1,533
Working capital	3,960	2,886	6,008	4,445
Total assets	72,431	52,786	73,823	54,615
Total liabilities	63,770	46,474	66,580	49,257
Total shareholders’ equity	8,591	6,262	7,243	5,358
Non-controlling interest	70	50	-	-

(1)	Calculated at the rate of S$1.3722 as related to December 31, 2022 and S$1.3517 as relates to December 31, 2021, as set forth as the Company’s internal exchange rate.

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2022, 2021 and 2020:

	Financial Years Ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Cash and cash equivalents as at beginning of the year	1,533	325	133

Net cash provided by operating activities	833	5,630	1,656
Net cash (used in) generated from investing activities	(1,140)	343	(565)
Net cash used in financing activities	(219)	(4,758)	(899)
Effect on exchange rate change on cash and cash equivalents	(4)	(7)	-

Net change in cash and cash equivalents	(530)	1,208	192

Cash and cash equivalents as at end of the year	1,003	1,533	325

Cash flows from operating activities

For the years ended December 31, 2022

For the financial year ended December 31, 2022, our net cash provided by operating activities was approximately $0.8 million, which primarily consisted of our net income before tax of approximately $1.6 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $1.6 million; (ii) the provision of impairment for trade receivables approximately $0.2 million, (iii) the decrease in inventories of approximately $0.9 million; and (iv) the increase in accounts and other payables of approximately $1.9 million, and partially offset by (a) the decrease in accounts receivable of approximately $0.9 million and (d) the decrease in contract liabilities of approximately $4.4 million.

For the years ended December 31, 2021

For the financial year ended December 31, 2021, our net cash provided by operating activities was approximately $5.6 million, which primarily consisted of our net income before tax of approximately $2.0 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $1.6 million; (ii) inventories written down of approximately $1.5 million; and (iii) the increase in contract liabilities and provision of approximately $5.8 million, and partially offset by (a) the decrease in accounts receivable of approximately $1.2 million; (b) the decrease in inventories of approximately $2.8 million; and (c) the decrease in accounts and other payables of approximately $1.3 million.

For the years ended December 31, 2020

For the financial year ended December 31, 2020, our net cash generated from operating activities was approximately $1.7 million, which primarily reflected our net income before tax of approximately $1.3 million, as positively adjusted by (i) the non-cash depreciation of property, plant and equipment and right-of use assets of approximately $1.7 million, (ii) the decrease in accounts receivable of approximately $4.7 million; (iii) inventories written down of approximately $2.5 million which was partially offset by (a) the increase in inventories of approximately $5.7 million; (b) the decrease in accounts payable and other payables, contract liabilities and provision of approximately $2.4 million; (c) gain on disposal of property, plant and equipment and (d) reversal of impairment for accounts receivable.

Cash flows from investing activities

For the years ended December 31, 2022

For the financial year ended December 31, 2022, our net cash used in investing activities was approximately $1.1 million, primarily consisting of the purchases of property, plant and equipment of approximately $0.8 million and the purchases of financial assets available for sales of approximately 0.3 million.

For the years ended December 31, 2021

For the financial year ended December 31, 2021, our net cash generated from investing activities was approximately $0.3 million, primarily consisting of the proceeds from disposal of property, plant and equipment.

For the years ended December 31, 2020

For the financial year ended December 31, 2020, our net cash used in investing activities was $0.6 million, primarily consisting of the purchase of property, plant and equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of the proceeds from loans, repayment of loans, and payment for capital portion of lease liabilities.

For the years ended December 31, 2022

For the financial year ended December 31, 2022, our net cash used in financing activities of $0.2 million, which mainly consisted of bank loan repayment of $0.1 million and the repayment of lease liabilities of $0.1 million.

For the years ended December 31, 2021

For the financial year ended December 31, 2021, our net cash used in financing activities of approximately $4.8 million, which mainly consisted of bank loan repayment of approximately $3.7 million and the repayment of lease liabilities of approximately $1.0 million.

For the years ended December 31, 2020

For the financial year ended December 31, 2020, our net cash used in financing activities of $0.9 million, which mainly consisted of bank loan repayment of $0.4 million and repayment of lease liabilities of $0.5 million.

Accounts receivable, net

For the years ended December 31, 2022 and 2021

Our net accounts receivable increased from approximately $5.7 million as of December 31, 2021 to approximately $8.0 million as of December 31, 2022. The increase was primarily attributable to an overall increase in sales during the financial year ended December 31, 2022.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2022	2021
	$’000	$’000

Within 30 days	867	1,335
Between 31 and 60 days	1,990	540
Between 61 and 90 days	1,381	489
Between 91 and 120 days	332	265
Over 120 days	3,451	3,063

Total	8,021	5,692

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31,
	2022	2021
	$’000	$’000

Opening balance	83	3,837
Additions (write-off) of loss allowance	201	(3,754)

Total	284	83

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

During the financial years ended December 31, 2022 and 2021, other than the loss allowance provision discussed above, no impairment loss was provided for amounts that were past due.

Accounts payable

For the years ended December 31, 2022 and 2021

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable remained unchanged at approximately $4.8 million and approximately $4.4 million as of December 31, 2022 and 2021 respectively. We generally pay our accounts payable within 30 days of receipt of invoice. Our average payables turnover days remained relatively stable and amounted to approximately 58 days and approximately 67 days for the financial years ended December 31, 2022 and 2021, respectively.

We did not have any material default in payment of accounts payable during the financial years ended December 31, 2022 and 2021.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of December 31, 2022:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$ ’000	$ ’000	$ ’000	$ ’000	$ ’000

Operating lease commitment	5,598	3,484	1,191	200	723
Bank loan repayment	12,037	8,862	3,175	-	-

Total obligations	17,635	12,346	4,366	200	723

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from this offering.

Bank Indebtedness

	Terms of	Annual interest	As of December 31,
Bank Borrowings	repayments	rate	2022	2021
			$’000	$’000

Term loans	2 to 5 years	2.7% - 3.5%	2,502	3,844
Trust receipts	Within 12 months	2.85%	6,826	5,278
Bank overdraft	Within 12 months	5.25%	281	-
Mortgage loan	10 years	2.77%	2,428	3,204

Total			12,037	12,326

As of December 31, 2022 and 2021, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.7% to 3.5% and are repayable in 12 months to 10 years, and bank overdraft at 5.25% from financial institution in Singapore.

The Company’s bank borrowings currently are guaranteed by personal guarantees from Mr. James Lim and Ms. Lee NG and mortgage of the leasehold property at 22 Gul Avenue, Singapore 629662. We will seek a waiver for future guarantees following the completion of this annual report.

Capital commitments

As of December 31, 2022 and 2021, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2022, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

5.C. Research and Development, Patent and Licenses, etc.

As of the date of this annual report, we have registered the trade mark in Singapore.

5.D. Trend Information.

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition or results of operations.

5.E. Critical Accounting Estimates.

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note [2] to the consolidated financial statements included elsewhere in this annual report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets, and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Non-Controlling Interest

The Company reports non-controlling interest in its majority owned subsidiaries in the consolidated balance sheets within the shareholders’ equity section, separately from the Company’s shareholders’ equity. Non-controlling interest represents non-controlling interest holders’ proportionate share of the equity of the Company’s majority-owned subsidiaries. Non-controlling interest is adjusted for non-controlling interest holders’ proportionate share of the earnings or losses and other comprehensive income.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the date of the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar or “US$” and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars or “S$”, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash and cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore. There are no material accounts of the Company or any subsidiary in other jurisdictions.

●	Restricted Cash

Restricted cash held by foreign subsidiaries relate to fixed deposits within or more than twelve months that also serve as security deposits and guarantees under the banking facilities.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	Over the remaining lease term
Leasehold improvement	Over the remaining lease term
Plant and machineries	10 years
Motor vehicles	5 years
Office equipment, and furniture and fittings	3 to 10 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

(a)	Revenues from goods and services provided

The Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoiced; and
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

(b)	Revenues from equipment rental

The accounting for the types of revenue that are accounted for under Topic 842 is discussed below.

Equipment rental business are governed by our standard rental contract. The Company accounts for the rental of heavy construction equipment as operating leases where, lease income from the prospective of lessor is recognized to the Company’s statement of income straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location and ensure that our heavy construction equipment is ready for use, and to ensure that our heavy construction equipment is available for use over the life of the lease contract. Our rental contract periods are on monthly.

Our equipment rental business are generally short-term to mid-term in nature and our heavy construction equipment is typically rented for the majority of the time that we own it.

The Company records its revenues on product sales, net of GST upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 8% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

●	Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial years ended December 31, 2022, 2021 and 2020.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2022, 2021 and 2020, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2022, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2022, 2021 and 2020, the Company has one reporting business segment.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately $55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, bank and cash balances of $1.0 million were maintained at financial institutions in Singapore, of which approximately $1.0 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts is based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;
●

Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standard Board (“FASB”) issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was issued to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The new standard represents significant changes to accounting for credit losses. Full lifetime expected credit losses will be recognized upon initial recognition of an asset in scope. The current incurred loss impairment model that recognizes losses when a probable threshold is met will be replaced with the expected credit loss impairment method without recognition threshold. The expected credit losses estimate will be based upon historical information, current conditions, and reasonable and supportable forecasts. This ASU as amended by ASU 2019-10, is effective for fiscal years beginning after December 15, 2023. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes (ASC 740). This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This update provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. This update is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2022 and 2021 were 4.0% and 2.3%, respectively. The rate of inflation in Singapore as of January 2023 was 5.5% and is expected to continue to increase. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will not be affected by such inflationary pressures in Singapore or globally in the future. If the inflationary pressures continue to increase to any material extent, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Mr. “James” Lim Eng Hock	64	Executive Director, Chairman and Chief Executive Officer
Ms. Lee NG	65	Executive Director and Chief Administration Officer
Ms. “Maggie” Lim Mei Jun	38	Deputy Chief Executive Officer
Mr. “Nick” Tan Lu Chong	42	Chief Operating Officer
Ms. “Nancy” Lee Pei Pei	56	Chief Financial Officer
Mr. Chin Hoong “Edmund” Chan	35	Independent Director
Mr. Gang Wong	52	Independent Director
Mr. Chin Heng “Jimmy” Neo	59	Independent Director

Executive Directors and Officers:

Mr. “James” Lim Eng Hock (“Mr. James Lim”) is our Executive Director, Chairman and Chief Executive Officer. He was appointed as a Director on June 2, 2022. Mr. James Lim is responsible for the overall business management of our Group. Mr. James Lim has always been managing his own companies in the industrial machinery and heavy construction equipment sector for over 20 years. In August 2002, Mr. James Lim set up Multi Ways SG for the sales in heavy construction equipment. He has been the managing director of Multi Ways SG since 2002. In June 2014, Mr. James Lim set up MWE Investment Pte Ltd as an investment holding company and a company providing general warehousing and logistic services, where he is a director of the company. Mr. James Lim holds the General Certificate of Education Ordinary Level qualifications.

Ms. Lee NG is our Executive Director and Chief Administration Officer. She was appointed as a Director on June 2, 2022. Ms. Lee NG is responsible for the overall administration of our Group. Ms. Lee NG has over 20 years of experience in providing general administrative services in the industrial machinery and heavy construction equipment sector. In August 2002, Ms. Lee NG joined Multi Ways SG as a director. In June 2014, Ms. Lee NG joined MWE Investment Pte Ltd, an investment holding company and a company providing general warehousing and logistic services, as a director. Ms. Lee NG holds the Primary School Leaving Examination qualification in Singapore.

Ms. Maggie Lim Mei Jun (“Ms. Maggie Lim”) is our Deputy Chief Executive Officer. She is responsible for our Group’s sales of machinery, as well as our Group’s human resources and administration affairs. Ms. Maggie Lim joined our Group since 2007 as an executive director of Multi Ways SG. She has been a director of MWE Investment Pte Ltd since June 2014 and a director of MNH Global Pte Ltd, a business consultancy company, since September 2018. Ms. Maggie Lim obtained a Diploma in Business Administration in Temasek Polytechnic, Singapore and a Bachelor of Business Administration in RMIT University, Australia in 2006.

Mr. Nick Tan Lu Chong (“Mr. Nick Tan”) is our Chief Operating Officer. He is responsible for the overall operations of our Group. Prior to joining our Group, Mr. Nick Tan worked in Jordon International Food Processing Pte Ltd as a sales executive from 2003 to 2007. In 2008 to 2009, Mr. Nick Tan was a wealth manager at the sales of unit trusts and insurance department of the Hongkong Shanghai Banking Corporation Limited. He joined Multi Ways SG in 2014. Since September 2018, Mr. Nick Tan has been a director at MNH Global Pte Ltd, a business consultancy company.

Mr. Nick Tan obtained an Honours in Economics and Management in SIM University, Singapore – University of London.

Ms. Nancy Lee Pei Pei (“Ms. Nancy Lee”) is our Chief Financial Officer. She was appointed on May 17, 2022. Ms. Nancy Lee is responsible for the following matters relating to our Group:

●	financial reporting of the Company, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax and indirect tax submissions;

●	preparation of budget and financial forecasts;

●	development and implementation of financial policies and procedures in business processes; and

●	strengthening internal control.

Prior to joining our Group, Ms. Nancy Lee has close to 30 years of experiences in multinational financial management across multiple industries, including 10 years of experience in the oil and gas industry, specializing in engineering, procurement, construction and installation (EPCI) of floating, production, storage and offloading vessels (FPSO) and various types of gas production floaters, 16 years of experience in manufacturing and production and 4 years of experience in multinational corporation. Prior to joining our Group, Ms. Nancy Lee worked in ASL Marine Holdings Ltd as a finance manager of the engineering division, VOSTA Group from November 2019 to May 2022. She also worked in Rheem Manufacturing as a finance manager from November 2015 to October 2019. From September 2005 to September 2014, she was a finance reporting manager in Modec Offshore Production Systems Pte. Ltd. From January 2004 to September 2005, she worked as an accounts manager in Eltici Consulting Pte. Ltd. She was a finance and admin manager in Nagase Finechem Singapore Pte. Ltd from June 2002 to December 2003. From May 1999 to May 2002, she was a finance and admin manager in Toprint Computer Supplies Pte. Ltd. and from August 1991 to April 1999, she was a finance and admin manager in OYL Appliances Sdn Bhd. Ms. Nancy Lee was admitted as an Affiliated Member of the Association of International Accountants in May 1995 and she obtained a Bachelor of Business Administration in Accounting (BBA) from the Irish University Business School in October 2005.

Independent Directors:

Mr. Chin Hoong Chan (“Mr. Edmund Chan”) Mr. Edmund Chan will serves as chairman of the audit committee and as a member of the compensation and nomination committees. Mr. Edmund Chan has been in the audit and accounting field for over 10 years. From 2011 to 2012, Mr. Edmund Chan worked as an audit associate at Cheng & Co. in Malaysia. From 2012 to 2013, Mr. Edmund Chan worked as a senior audit associate at KPMG in Malaysia. From 2013 to 2018, Mr. Edmund Chan worked as audit assistant manager at BDO LLP in Singapore. Since 2018, Mr. Edmund Chan has been the Finance & HR Manager of Signmechanic Pte Ltd in Singapore. Mr. Edmund Chan has completed the examination from Association of Chartered Certified Accountants and obtained the certificate in 2011. Mr. Edmund Chan is a member of the Association of Chartered Certified Accountants (ACCA) since 2014. He is also a member of the Institute of Singapore Chartered Accountants (ISCA) since 2016 and the Fellow Member of Association of Chartered Certified Accountants (FCCA) since 2019.

Mr. Gang Wong (“Mr. Wong”) serves as chairman of the compensation committee and as a member of the audit and nomination committees. Mr. Wong has over 25 years of experience in legal professional services, advising clients on transactions relating to corporate merger and acquisitions, capital markets and initial public offerings. He worked as a legal associate in Shook Lin & Bok LLP from May 1996 to April 1998 and Ang & Partners from July 1998 to January 2000. He re-joined Shook Lin & Bok LLP in February 2000 as a legal associate and has been a partner since January 2002. Mr. Wong is currently a partner and the Head of China Desk in Shook Lin & Bok LLP.

Mr. Wong also held the position as a director in several listed companies in Singapore. From August 2010 to February 2020, he was an independent non-executive director in Renewable Energy Asia Group Limited, a company engaged in the investment and development of renewable energy and whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From June 2012 to October 2018, he was an independent non-executive director in First REIT Management Limited (formerly known as Bowsprit Capital Corporation Limited), the manager of First Real Estate Investment Trust, a real estate investment trust of hospitals and nursing homes and whose shares are listed on the Mainboard of the Singapore Exchange Securities Trading Limited (stock code: AW9U). Since November 2006, Mr. Wong has been an independent non-executive director in JEP Holdings Ltd (formerly known as Alantac Technology Ltd), a company specializing in aerospace engineering and machining and whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: 1J4). Since May 2019, Mr. Wong has been an independent non-executive director of Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited (formerly known as Tianjin Zhong Xin Pharmaceutical Group Corporation Limited), a company engaged in the manufacturing and distribution of traditional Chinese medicine and pharmaceutical products and whose shares are listed on the Mainboard of the Singapore Exchange Securities Trading Limited (stock code: T14) and the Shanghai Stock Exchange (stock code: 600329). Mr. Wong obtained a Bachelor of Laws Honors degree in the National University of Singapore in July 1995. He has been admitted as an advocate and solicitor at the Supreme Court of Singapore since May 1996.

Mr. Chin Heng Neo (“Mr. Jimmy Neo”) serves as chairman of the nomination committee and as a member of the audit and compensation committees. Mr. Jimmy Neo has more than 25 years of experience in the industrial business serving the marine, energy, mining, agriculture, oil and gas and construction sectors. From 1984 and 1993, Mr. Jimmy Neo was an army officer with the Singapore Armed Forces. In 1993, he joined Spare-Parts Zone Pte. Ltd. (formerly known as Soon Aik Auto Parts Trading Co. Pte Ltd), a company engaged in the business of retailing automotive spare parts in Singapore, specializing in trading Japanese made automotive spare parts primarily used in passenger and commercial vehicles, Mr. Jimmy Neo established work processes and sales channels to include export, wholesale, retail and service/repairs. In September 1999, Mr. Jimmy Neo was appointed the managing director of Filtec Private Limited (formerly known as TQ Services Pte Ltd) when the company was set up to expand its product offerings and to cater to different industries. Filtec Private Limited has later grown to be a reliable distributor and supplier of industrial spare parts. He is an executive committee member of the Business Leaders Alumni Club in Singapore. In 2022, he was appointed as a director of Spare-Parts Zone Pte. Ltd. and Autozone Automotive Pte. Ltd, and the executive director and chief executive officer of SAG Holdings Limited. Mr. Jimmy Neo obtained a Bachelor of Science (Industrial Engineering) from the University of Oklahoma, USA in May 1990 and a Technical Diploma in Production Engineering from Singapore Polytechnic in May 1984.

Family Relationships

Mr. James Lim, our Executive Director, Chairman and Chief Executive Officer, and Ms. Lee NG, our Executive Director and Chief Administration Officer, are husband and wife.

Ms. Maggie Lim, our Deputy Chief Executive Officer, is the daughter of Mr. James Lim and Ms. Lee NG.

Mr. Nick Tan Lu Chong, our Chief Operating Officer, is the spouse of Ms. Maggie Lim.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended December 31, 2022, we paid an aggregate of approximately S$763,000 (US$556,000) in cash to our Executive Directors and Executive Officers – Mr. James Lim, Ms. Lee NG, Ms. Maggie Lim, Mr. Nick Tan and Ms. Nancy Lee. For the financial year ended December 31, 2021, we paid an aggregate of approximately S$649,000 (US$480,000) in cash to our Executive Directors and Executive Officers – Mr. James Lim, Ms. Lee NG, Ms. Maggie Lim, Mr. Nick Tan and Ms. Nancy Lee. For the financial year ended December 31, 2020, we paid an aggregate of approximately S$593,000 (US$449,000) in cash to our Executive Directors and Executive Officers – Mr. James Lim, Ms. Lee NG, Ms. Maggie Lim, Mr. Nick Tan and Ms. Nancy Lee.

Employment Agreements

Employment Agreement between Mr. James Lim and Multi Ways SG

Effective as of August 1, 2022, Multi Ways SG entered into an Employment Agreement with Mr. James Lim. The agreement provides for an annual base salary, together with such additional discretionary bonus. Mr. James Lim’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. James Lim shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Lee NG and Multi Ways SG

Multi Ways SG entered into an Employment Agreement dated effective as of August 1, 2022 with Ms. Lee NG. The agreement provides for a monthly base salary. Under the terms of the agreement, Ms. Lee NG’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Lee NG shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Maggie Lim and Multi Ways SG

Multi Ways SG entered into an Employment Agreement dated effective as of August 1, 2022 with Ms. Maggie Lim. The agreement provides for a monthly base salary. Under the terms of the agreement, Ms. Maggie Lim’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Maggie Lim shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Mr. Nick Tan and Multi Ways SG

Multi Ways SG entered into an Employment Agreement dated effective as of August 1, 2022 with Mr. Nick Tan. The agreement provides for a monthly base salary. Under the terms of the agreement, Mr. Nick Tan’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Nick Tan shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Ms. Nancy Lee and Multi Ways SG

Multi Ways SG entered into an Employment Agreement dated effective as of August 16, 2022 with Ms. Nancy Lee. The agreement provides for a monthly base salary. Under the terms of the agreement, Ms. Nancy Lee’s employment will continue indefinitely, subject to termination by either party to the agreement upon 6 months’ written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Nancy Lee shall not, during the term of the agreement and for 12 months after cessation of employment, carry on business in competition with the Group.

Directors’ Agreements

Each of our Directors has entered into a Director’s Agreement with the Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote. Under the Directors’ Agreements, the Company agrees, to the maximum extent provided under applicable law, to indemnify the Directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the Directors’ performance of their duties, other than any such losses incurred as a result of the Directors’ gross negligence or willful misconduct.

Under the Directors’ Agreements, the initial aggregate annual salary that is payable to our Independent Directors is S$25,000 to Mr. Edmund Chan, S$22,000 to Mr. Jimmy Neo, and S$22,000 to Mr. Wong in cash respectively.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of Directors, provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.. There are no directors’ service contracts with the Company or its subsidiaries providing for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee under the board of directors, and an investment committee under the management. Our board of directors has adopted a charter for the audit committee, the compensation committee, and the nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit committee

Mr. Edmund Chan, Mr. Wong and Mr. Jimmy Neo will serve on the audit committee, which will be chaired by Mr. Edmund Chan. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and the NYSE American Company Guide, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Edmund Chan as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●

reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;
●

recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation committee

Mr. Wong, Mr. Jimmy Neo and Mr. Edmund Chan will serve on the compensation committee, which will be chaired by Mr. Wong. Our board of Directors has determined that each such member is “independent” as defined by the rules of the SEC and the NYSE American Company Guide. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of Directors the cash compensation of our Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Chief Executive Officer under equity-based plans;

●	reviewing and recommending to the board of Directors the cash compensation of our other Executive Officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the NYSE American Company Guide;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of Directors the compensation of our Directors; and

●	preparing the compensation committee report required by the SEC rules, if and when required.

Nomination committee

Mr. Jimmy Neo, Mr. Edmund Chan and Mr. Wong and will serve on the nomination committee, which will be chaired by Mr. Jimmy Neo. Our board of Directors has determined that each member of the nomination committee is “independent” as defined by the rules of the SEC and the NYSE American Company Guide. The nomination committee’s responsibilities include:

●	developing and recommending to the board of Directors criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to us, including a duty of loyalty, a duty to act honestly, in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association and the class rights vested thereunder in the holders of the shares. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors are elected by and serve at the discretion of the board. Each director is not subject to a term of office and holds office until such time as his successor takes office or until the earlier of his death, resignation or removal from office by ordinary resolution or the affirmative vote of a simple majority of the other directors present and voting at a board meeting.

Board Diversity

Board Diversity Matrix (As of the date of this annual report)
Country of Principal Executive Offices:	Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

6.D. Employees

We employed 87 persons as December 31, 2022, 93 persons as of December 31, 2021, and 116 persons as of December 31, 2020, who were all located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

The calculations in the table below are based on 30,840,000 Ordinary Shares of our Company issued and outstanding as of the date of this annual report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 3E Gul Circle, Singapore 629633.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage %

Executive Officers and Directors:
Mr. James Lim(1)	19,967,256	64.75
Ms. Lee NG(1)	617,544	2.00
Ms. Maggie Lim	-	-
Mr. Nick Tan	-	-
Ms. Nancy Lee	-	-

Independent Directors:
Mr. Edmund Chan	-	-
Mr. Gang Wong	-	-
Mr. Jimmy Neo	-	-

5% Shareholders:
MWE Investments	20,584,800	66.75

(1) Represents shares held by MWE Investments, a company directly owned as to 97.0% and 3.0% by Mr. James Lim and Ms. Lee NG, respectively.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees—6.C. Board Practices—Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements.”

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2022, 2021 and 2020, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, during the financial years ended December 31, 2022, 2021 and 2020, the Company involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2022	2021	2020
Nature of transactions	$’000	$’000	$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	-	414	891
- Purchases of goods	945	640	1,906
- Land rental	404	207	506

Multi Ways Equipment Sdn Bhd(2)
- Sale of goods	-	151	1

MWE Investment Pte Ltd(4)
- Sale of goods	11	-	-

Yin Zhan Holding Pte Ltd(5)
- Sale of goods	-	5	488
- Purchases of goods	413	81	1,632

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Ms. Maggie Lim and Mr. Nick Tan are the directors. Ms. Maggie Lim, Mr. Nick Tan and Mr. James Lim are the shareholders and hold 100% in Multi Ways Equipment Sdn Bhd.
(3)	Mr. James Lim, Ms Lee NG and Ms Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(4)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information — 3.D. Risk Factors—Risks related to Our Business and Industry—We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information — 3.D. Risk Factors—Risks related to Our Business and Industry— “If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer “.

Dividend Policy

Except as disclosed below, we have never declared or paid any cash dividends on our Ordinary Shares. We anticipate that we will retain any earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

On December 28, 2021, Multi Ways SG declared interim cash dividends of S$16.0 million (approximately US$11.8 million), to Mr. James Lim and Ms. Lee NG.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the NYSE American LLC under the symbol “MWG.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to a bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of Directors. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and

●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than tendays is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Amended and Restated Memorandum and Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of Directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari-passu with such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of Directors to issue additional Ordinary Shares from time to time as our board of Directors shall determine, to the extent of available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles of Association also authorize our board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of Directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Ordinary Shares.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Amended and Restated Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than the number of votes which have actually been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Amended and Restated Memorandum and Articles of Association provide that that we shall indemnify our directors and officers, and their personal representatives, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our post-offering amended and restated articles of association provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our post-offering amended and restated articles of association and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering amended and restated articles of association allow our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our post-offering amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our post-offering amended and restated articles of association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director ; or (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering amended and restated articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Amended and Restated Memorandum and Articles of Association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Amended and Restated Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Amended and Restated Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

Enforceability of Civil Liabilities

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditor of our Company resides outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Singapore currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

Singapore Taxation

Dividend Distributions

All Singapore-tax resident companies are currently under the one-tier corporate tax system, or one-tier system.

Under the one-tier system, the income tax paid by a tax resident company is a final tax and its distributable profits can be distributed to shareholders as tax exempt (one-tier) dividends. Such dividends are tax exempt in the hands of a shareholder, regardless of the tax residence status, shareholding level or legal form of the shareholder.

Accordingly, dividends received in respect of the ordinary shares by either a resident or non-resident of Singapore are not subject to Singapore income tax (whether by withholding or otherwise), on the basis that we are a tax resident of Singapore and under the one-tier system.

Foreign shareholders are advised to consult their own tax advisers to take into account the tax laws of their respective countries of residence and the existence of any agreement for the avoidance of double taxation which their country of residence may have with Singapore.

Gains on Disposal of Shares

Singapore does not currently impose tax on capital gains. Gains arising from the disposal of the shares may be construed to be of an income nature and subject to Singapore income tax, especially if they arise from activities which may be regarded as the carrying on of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or business or an ordinary incident of some other business activity, if the shares were purchased with the intention or purpose of making a profit by sale rather than holding for long-term investment purposes in Singapore. Conversely, gains from disposition of the shares in Singapore, if considered as capital gains rather than income by the Inland Revenue Authority of Singapore (“IRAS”), are not taxable in Singapore.

There are no specific laws or regulations which deal with the characterization of whether a gain is income or capital in nature. The characterization of gains arising from the sale of our shares will depend primarily on the facts and circumstances (commonly referred to as the “badges of trade”) of each shareholder.

Subject to specified exceptions, Section 13W of the Singapore Income Tax Act 1947, or “SITA,” provides for certainty on the non-taxability of gains derived by a corporate taxpayer from the disposal of ordinary shares during the period from June 1, 2012 to December 31, 2027 (both dates inclusive) where:

●	the divesting company had legally and beneficially held a minimum shareholding of 20% of the ordinary shares of the company whose shares are being disposed; and
●	the divesting company had maintained the minimum 20% shareholding for a continuous period of at least 24 months immediately prior to the disposal.

The above-mentioned “safe harbor rules” prescribed under Section 13W of SITA will not apply to a divesting company under certain scenarios. These include, but are not limited to, the divesting company that is in the business of trading or holding Singapore immovable properties (excluding property development), where the shares are not listed on a stock exchange in Singapore or elsewhere, the divesting company whose gains or profits from the disposal of ordinary shares are included as part of its income based on the provisions of section 26 of the SITA, disposal of shares by a partnership, limited partnership or limited liability partnership where one or more of the partners is a company or are companies, etc.

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 –Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 – Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 – Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 — Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 — Financial Instruments.”

Shareholders who may be subject to the above-mentioned tax treatments, including under Sections 34A or 34AA of the SITA, should consult their accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, holding and disposal of the shares.

Stamp Duty

There is no stamp duty payable on the subscription and issuance of the shares.

In relation to a transfer of the ordinary shares, no stamp duty is payable if no instrument of transfer is executed or if the instrument of transfer is executed outside Singapore and not received in Singapore. Accordingly, stamp duty is not applicable to electronic transfers of our shares effected solely on a book entry basis outside Singapore. We therefore expect that no Singapore stamp duty will be payable where shares are acquired by U.S. holders solely in book entry form through the facility outside Singapore established by our transfer agent and registrar outside Singapore to the extent that the instruments of transfer (including electronic instruments) are not received in Singapore and all electronic records and any information relating to such transfers are not electronically received by persons in Singapore, stored on any server or device in Singapore or made accessible to any person in Singapore.

Stamp duty will be payable if there is an instrument (including an electronic instrument) for the transfer of our shares which is either executed in Singapore or executed outside Singapore and received in Singapore.

Where the instrument of transfer is executed in Singapore, stamp duty must be paid within 14 days of the execution of the instrument of transfer. Where the instrument of transfer is executed outside Singapore and received in Singapore, stamp duty must be paid within 30 days of receipt of the instrument of transfer in Singapore. An electronic instrument that is executed outside Singapore is treated as received in Singapore in any of the following scenarios: (a) it is retrieved or accessed by a person in Singapore; (b) an electronic copy of it is stored on a device (including a computer) and brought into Singapore; or (c) an electronic copy of it is stored on a computer in Singapore.

Stamp duty on an instrument of transfer of shares is payable at the rate of 0.2% of the consideration for, or market value of, the shares, whichever is higher.

Stamp duty is borne by the purchaser unless there is an agreement to the contrary.

Estate Duty

Singapore estate duty was abolished with respect to all deaths occurring on or after February 15, 2008.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive agreement for the avoidance of double taxation between the U.S. and Singapore which applies to withholding taxes (if any) on dividends or capital gains.

Goods and Services Tax (“GST”)

The sale of the shares by a GST-registered investor belonging in Singapore for GST purposes to another person belonging in Singapore is an exempt supply not subject to GST. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in connection with the making of an exempt supply is generally not recoverable from the Singapore Comptroller of GST and will become an additional cost to the investor unless the investor satisfies certain conditions prescribed under the GST legislation or satisfies certain GST concessions.

Where the shares are sold by a GST-registered investor in the course of or furtherance of a business carried on by such investor contractually to and for the direct benefit of a person belonging outside Singapore, the sale should generally, subject to satisfaction of certain conditions, be considered a taxable supply subject to GST at 0%. Any input GST (for example, GST on brokerage) incurred by the GST-registered investor in making such a supply in the course of or furtherance of a business may be fully recoverable from the Singapore Comptroller of GST. Investors should seek their own tax advice on the recoverability of GST incurred on expenses in connection with the purchase and sale of the shares.

Services consisting of arranging, brokering, underwriting or advising on the issue, allotment or transfer of ownership of the shares rendered by a GST-registered person to an investor belonging in Singapore for GST purposes in connection with the investor’s purchase, sale or holding of the shares will be subject to GST at the standard rate of 7%. This rate will be raised from 7% to 8% with effect from January 1, 2023, and from 8% to 9% with effect from January 1, 2024. Similar services rendered by a GST registered person contractually to an investor belonging outside Singapore and for the direct benefit of such an investor or a GST registered person belonging in Singapore should generally, subject to the satisfaction of certain conditions, be subject to GST at 0%.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the expected proceeds from this offering) and the expected market price of our Ordinary Shares following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have applied to list our Ordinary Shares on the NYSE American, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

10.J. Annual Report to Security Holders.

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333- 269641), as amended, which was declared effective by the SEC on March 30, 2023, with respect to the Company’s initial public offering completed on April 5, 2023. In this offering, the Company issued 6,040,000 Ordinary Shares at a price of US$2.50 per share. Spartan Capital, LLC was the representative of the underwriters. The Company received gross proceeds in the amount of US$15.1 million and net proceeds of approximately US$13.5 million after deducting underwriting discounts and expenses.

As of the date of this annual report, we used US$2.2 million of the net proceeds received from our initial public offering for working capital and corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2022, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Edmund Chan, Mr. Wong and Mr. Jimmy Neo and is chaired by Mr. Edmund Chan. Mr. Edmund Chan, Mr. Wong and Mr. Jimmy Neo each satisfies the “independence” requirements of Section 803A of the NYSE American Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Edmund Chan qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2022, 2021 and 2020. Audit services provided by Onestop Assurance PAC for fiscal years ended December 31, 2022, 2021 and 2020 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2022	2021	2020
	US$	US$	US$
Audit Fees(1) – Onestop Assurance PAC	120,000	109,000	84,000
Total	120,000	109,000	84,000

Note 1: Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

The NYSE American Company Guide includes certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” practices in lieu of the otherwise applicable standards of the NYSE American regarding such matters as: (i) the election and composition of the board of Directors; (ii) the issuance of quarterly earnings statements; (iii) shareholder approval requirements; and (iv) quorum requirements for shareholder meetings. The application of such exceptions requires that we disclose each NYSE American standard that we do not follow and describe the Cayman Islands practices we do follow in lieu of the relevant NYSE American standard. We currently follow Cayman Islands practices in lieu of the requirements of the NYSE American in respect of the following:

●	the requirement under Section 132 of the NYSE American Company Guide that companies listed on NYSE American shall release quarterly sales and earnings; and
●	the Shareholder Approval Requirements under Section 711 to 713 of the NYSE American Company Guide.

See “Item 3. Key Information—D. Risk Factors—Risks Related to our Ordinary Shares—We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Multi Ways Holdings Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

2.1*	Description of Securities

4.1	Employment Agreement by and between Multi Ways SG and James Lim dated August 1, 2022(incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.2	Employment Agreement by and between Multi Ways SG and Lee NG dated August 1, 2022 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.3	Employment Agreement by and between Multi Ways SG and Maggie Lim dated August 1, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.4	Employment Agreement by and between Multi Ways SG and Nick Tan dated August 1, 2022 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.5	Employment Agreement by and between Multi Ways SG and Nancy Lee dated August 1, 2022 (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.6	Director Offer Letter by and between Multi Ways SG and Chin Heng Neo dated August 23, 2022 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.7	Director Offer Letter by and between Multi Ways SG and Chin Hoong Chan dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.8	Director Offer Letter by and between Multi Ways SG and Wong Gang dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

11.2*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Multi Ways Holdings Limited

By:	/s/ Mr. “James” Lim Eng Hock
Name:	Mr. “James” Lim Eng Hock
Title:	Executive Director, Chairman and Chief Executive Officer

Date: May 15, 2023

INDEX TO AND SUBSIDIARIES AUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Multi Ways Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC
Singapore

We have served as the Company’s auditor since 2022.

May 15, 2023

PCAOB ID# 6732

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2022	2021
	$’000	$’000

ASSETS
Current assets:
Cash and cash equivalents	1,003	1,533
Accounts receivable, net	8,021	5,692
Inventories	31,442	32,874
Amounts due from related parties	50	12
Financial assets available for sales	325	-
Deposits, prepayments and other receivables	3,230	5,007
Total current assets	44,071	45,118

Non-current assets:
Property and equipment, net	7,218	7,720
Right-of-use assets	1,489	1,769
Deferred tax assets	8	8
Total non-current assets	8,715	9,497

TOTAL ASSETS	52,786	54,615

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	4,781	4,413
Customer deposits	5,884	10,427
Amounts due to related parties	17,167	15,952
Bank borrowings	8,862	7,412
Lease liabilities	3,484	1,947
Income tax payable	1,007	522
Total current liabilities	41,185	40,673

Long-term liabilities:
Bank borrowings	3,175	4,914
Lease liabilities	2,114	3,670
Total long-term liabilities	5,289	8,584

TOTAL LIABILITIES	46,474	49,257

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, par value US$0.00025, 400,000,000 shares authorized, 24,800,000 ordinary shares issued and outstanding	6	6
Additional paid-in capital	5,440	5,440
Retained earnings	1,235	257
Non-controlling interest	50	-
Accumulated other comprehensive loss	(419)	(345)
Total shareholders’ equity	6,312	5,358

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	52,786	54,615

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Revenues, net	38,359	33,406	29,886

Cost of revenue	(28,617)	(24,049)	(23,044)

Gross profit	9,742	9,357	6,842

Operating cost and expenses:
Selling and distribution	(1,502)	(1,114)	(1,153)
General and administrative	(6,745)	(6,609)	(6,294)
Total operating cost and expenses	(8,247)	(7,723)	(7,447)

Profit/(Loss) from operations	1,495	1,634	(605)

Other income (expense):
Other expenses	-	-	(15)
Gain from disposal of plant and equipment	2	305	237
Interest income	*	19	14
Interest expense	(748)	(716)	(858)
Dividend income	7	-	1,030
Government grant	81	109	582
Foreign exchange (loss) gain, net	(93)	(44)	32
Other income	813	724	905
Total other income, net	62	397	1,927

Income before income taxes	1,557	2,031	1,322

Income tax expense	(529)	(230)	(3)

NET INCOME	1,028	1,801	1,319

Less: Net income attributable to non-controlling interest	(50)	-	-

NET INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	978	1,801	1,319

Net income per share
Basic and Diluted	0.04	0.07	0.05

Weighted average number of ordinary shares outstanding
Basic and Diluted (‘000)	24,800	24,800	24,800

NET INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	978	1,801	1,319

Other comprehensive loss:
Foreign currency translation adjustment	(74)	(345)	-

COMPREHENSIVE INCOME	904	1,456	1,319

*	This figure is immaterial

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated		Non	Total
	No. of shares	Amount	paid-in capital	Other comprehensive loss	Retained earnings	Controlling Interest	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2020	24,800	6	5,440	-	8,977	-	14,423

Net income for the year	-	-	-	-	1,319	-	1,319

Balance as of December 31, 2020	24,800	6	5,440	-	10,296	-	15,742

Dividends declared to the former shareholders	-	-	-	-	(11,840)	-	(11,840)

Foreign currency translation adjustment	-	-	-	(345)	-	-	(345)

Net income for the year	-	-	-	-	1,801	-	1,801

Balance as of December 31, 2021	24,800	6	5,440	(345)	257	-	5,358

Foreign currency translation adjustment	-	-	-	(74)	-	-	(74)

Net income for the year	-	-	-	-	978	50	1,028

Balance as of December 31, 2022	24,800	6	5,440	(419)	1,235	50	6,312

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Cash flows from operating activities:
Net income before tax	1,557	2,031	1,322
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	800	822	1,137
Depreciation of right-of-use assets	828	775	536
Inventories written down	-	1,508	2,532
Gain on disposal of property and equipment	(2)	(305)	(237)
Provision (reverse) of impairment of trade receivables	193	(110)	(372)

Change in operating assets and liabilities:
Accounts receivable	(942)	(1,190)	4,763
Inventories	940	(2,757)	(5,726)
Accounts payable and accrued liabilities	1,887	(1,329)	(1,475)
Customer deposits	(4,387)	5,797	(958)
Income tax payable	(41)	388	134
Net cash provided by operating activities	833	5,630	1,656

Cash flows from investing activities:
Purchase of property and equipment	(817)	-	(637)
Proceeds from disposal of property and equipment	2	343	72
Investment in financial assets available for sales	(325)	-	-
Net cash (used in) generated from investing activities	(1,140)	343	(565)

Cash flows from financing activities:
Repayment of bank borrowings	(105)	(3,712)	(388)
Repayment of lease liabilities	(114)	(1,046)	(511)
Net cash used in financing activities	(219)	(4,758)	(899)

Effect on exchange rate change on cash and cash equivalents	(4)	(7)	-

Net change in cash and cash equivalent	(530)	1,208	192

BEGINNING OF YEAR	1,533	325	133

END OF YEAR	1,003	1,533	325

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash (paid) refund for income taxes	(40)	158	134
Cash paid for interest	748	717	858

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(Currency expressed in United States Dollars (“US$”))

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Multi Ways Holdings Limited (“MWH”) is incorporated in the Cayman Islands on June 2, 2022 under the Companies Act as an exempted company with limited liability. The authorized share capital is US$100,000 divided into 400,000,000 Ordinary Shares, par value US$0.00025 each.

MWH, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the sale and rental of the heavy construction equipment in Singapore, and global sales primarily generated from the Asia Pacific. The Company has over twenty (20) years of experience in supplying heavy construction equipment and rental businesses in the construction industry.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

MWE Holdings Limited (“MWE Holdings”)	British Virgin Islands company Incorporated on June 15, 2022 Issued and outstanding 1,000 ordinary shares for US$1,000 Investment holding Provision of investment holding	100% owned by MWH

Multi Ways Equipment Pte Ltd (“Multi Ways SG”)	Singaporean company Incorporated on August 22, 2002 Issued and outstanding 7,200,002 ordinary shares for S$7,200,002 Wholesale and retail trading and renting of industrial machinery and equipment	100% owned by MWE Holdings

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization, as below:-

On August 26, 2022, Mr. James Lim and Precious Choice Global entered into the Acquisition Agreement, pursuant to which Precious Choice Global acquired 352,800 shares in Multi Ways SG (representing approximately 4.9% shareholding interest in Multi Ways SG) from Mr. James Lim.

On August 26, 2022, Mr. James Lim and Ms. Lee NG, Precious Choice Global and MWH entered into a reorganization agreement, pursuant to which Mr. James Lim and Ms. Lee NG and Precious Choice Global transferred their respective 6,627,201 and 220,001 and 352,800 shares in Multi Ways SG to MWH’s nominee, MWE Holdings. The consideration is settled by MWH allotting and issuing 8,915,624 and 459,326 Shares to MWE Investments and Precious Choice Global respectively, credited as fully paid. At the same time, MWE Holdings shall allot and issue 1 share to MWH, credited as fully paid.

Prior to a group reorganization, MWE Holdings, the holding company of a direct wholly-owned company comprised of Multi Ways SG. MWE Holdings was held as to 95.1% by MWE Investments and 4.9% by Precious Choice Global, the latter of which is an independent third party. Upon completion of the reorganization, MWE Investment owns 8,915,625 shares and Precious Choice Global owns 459,375 shares of the Company respectively, and MWE Holdings and Multi Ways SG become directly or indirectly owned subsidiaries.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of MWH). Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of MWH and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

● Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

● Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Non-Controlling Interest

The Company reports non-controlling interest in its majority owned subsidiaries in the consolidated balance sheets within the shareholders’ equity section, separately from the Company’s shareholders’ equity. Non-controlling interest represents non-controlling interest holders’ proportionate share of the equity of the Company’s majority-owned subsidiaries. Non-controlling interest is adjusted for non-controlling interest holders’ proportionate share of the earnings or losses and other comprehensive income.

● Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars (“S$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021

Year-end S$:US$ exchange rate	1.3722	1.3517

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

● Restricted Cash

Restricted cash held by foreign subsidiaries related to fixed deposits within or more than twelve months that also serve as security deposits and guarantees under the banking facilities.

● Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

● Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	Over the remaining lease term
Leasehold improvement	Over the remaining lease term
Plant and machineries	10 years
Motor vehicles	5 years
Office equipment, and furniture and fittings	3 to 10 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

● Revenue Recognition

(a)	Revenues from goods and services provided

The Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:

Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4:

Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

Majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoiced; and

●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

(b)	Revenues from equipment rental

The accounting for the types of revenue that are accounted for under Topic 842 is discussed below.

Equipment rental business are governed by our standard rental contract. The Company accounts for the rental of heavy construction equipment as operating leases where, lease income from the prospective of lessor is recognized to the Company’s statement of income straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location and ensure that our heavy construction equipment is ready for use, and to ensure that our heavy construction equipment is available for use over the life of the lease contract. Our rental contract periods are on monthly.

Our equipment rental business are generally short-term to mid-term in nature and our heavy construction equipment is typically rented for the majority of the time that we own it.

The Company records its revenues on product sales, net of GST upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 8% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

The Company generally allows a 7 days’ right of return to its customers. For the financial years ended December 31, 2022, 2021 and 2020, the sales returns allowance was approximately $4.5 million, approximately $2.2 million and approximately $3.3 million, respectively.

Certain larger customers pay in advance for future shipments. These advance payments totaled approximately $5.9 million, approximately $10.4 million and approximately $4.7 million at for the financial years ended December 31, 2022, 2021 and 2020, respectively, and are recorded as customer deposits in the accompanying consolidated balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

● Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial years ended December 31, 2022, 2021 and 2020.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $0.03 million, approximately $0.02 million and approximately $0.03 million for the financial years ended December 31, 2022, 2021 and 2020, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2022, 2021, and 2020, the Company received government subsidies of approximately $0.1 million, approximately $0.1 million and approximately $0.6 million, respectively, which are recognized as government grant in the consolidated statements of operations.

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2022, 2021 and 2020, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2022, 2021 and 2020, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2022, 2021 and 2020, approximately $0.2 million, approximately $0.2 million and approximately $0.2 million contributions were made accordingly.

● Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2022, 2021 and 2020, the Company has one reporting business segment.

● Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, bank and cash balances of approximately $1.0 million were maintained at financial institutions in Singapore, of which approximately $1.0 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts are based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

● Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

In June 2016, the Financial Accounting Standard Board (“FASB”) issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 was issued to improve financial reporting by requiring earlier recognition of credit losses on financing receivables and other financial assets in scope. The new standard represents significant changes to accounting for credit losses. Full lifetime expected credit losses will be recognized upon initial recognition of an asset in scope. The current incurred loss impairment model that recognizes losses when a probable threshold is met will be replaced with the expected credit loss impairment method without recognition threshold. The expected credit losses estimate will be based upon historical information, current conditions, and reasonable and supportable forecasts. This ASU as amended by ASU 2019-10, is effective for fiscal years beginning after December 15, 2023. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes which amends ASC 740 Income Taxes (ASC 740). This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This update provides guidance for a modification or an exchange of a freestanding equity-classified written call option that is not within the scope of another Topic. This update is effective for fiscal years beginning after December 15, 2021. The Company is currently evaluating the effect of this ASU on the Company’s consolidated financial statements and related disclosures.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

NOTE－ 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Sales at a single point in time
Equipment Sales	32,202	26,095	22,045
Services	2,354	2,892	2,746
	34,556	28,987	24,791
Sales over time
Rental	3,803	4,419	5,095

	38,359	33,406	29,886

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Singapore	15,811	13,884	20,874
Australia	9,056	10,064	167
Other countries	13,492	9,458	8,845

	38,359	33,406	29,886

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

Accounts receivable – third parties	8,293	5,667
Accounts receivable – related parties	12	108
Less: allowance for doubtful accounts	(284)	(83)

Accounts receivable, net	8,021	5,692

For the financial years ended December 31, 2022 and 2021, the Company made no allowance for doubtful accounts and charged to the consolidated statements of operations. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2022	2021
	$’000	$’000

Finished goods	32,927	34,382
Written down	(1,485)	(1,508)

	31,442	32,874

NOTE－6 AMOUNTS DUE FROM RELATED PARTIES

Amounts due from related parties consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

Due from related parties:
- MWE Investment Pte Ltd(1)	3	-
- Multi Ways Holdings Limited	47	-
- Yin Zhan Holding Pte Ltd(2)	-	12

	50	12

The related party of the Company is as follows:

(1)	Mr. James Lim, Ms Lee NG and Ms Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(2)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

The amounts are unsecured, interest-free and repayable on demand.

NOTE－7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

At cost:
Leasehold buildings	8,089	8,212
Motor vehicles	1,938	1,976
Office equipment, and furniture and fittings	3,032	2,917
	13,059	13,105
Less: accumulated depreciation	(5,841)	(5,385)

Property and equipment, net	7,218	7,720

Depreciation expense for the financial years ended December 31, 2022 and 2021 were remained at approximately $0.8 million and approximately $0.8 million respectively.

Property and equipment under finance leasing arrangement classified under motor vehicle as of December 31, 2022 and 2021 amounted to approximately $0.01 million and approximately $0.02 million, respectively. Details of such leased assets are disclosed in Note 10.

Right-of-use assets under operating leasing arrangements classified under leasehold building as of December 31, 2022 and 2021 amounted to approximately $1.5 million and approximately $1.8 million and, respectively. Details of such leased assets are disclosed in Note 10.

NOTE－8 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of December 31,
	2022	2021
	$’000	$’000

Due to related parties
- P4 Engineering Industrial Pte Ltd(1)	907	481
- Yin Zhan Holdings Pte Ltd(2)	510	-
Due to directors	15,750	15,471

	17,167	15,952

The entities are related parties of the Company as follows:

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

The amounts are unsecured, interest-free and non-repayable on demand.

NOTE－9 BANK BORROWINGS

Bank borrowings consisted of the following:

	Terms of	Annual	As of December 31,
	repayments	interest rate	2022	2021
			$’000	$’000

Term loans	2 to 5 years	2.7% - 3.5%	2,502	3,844
Trust receipts	Within 12 months	2.85%	6,826	5,278
Bank overdraft	Within 12 months	5.25%	281	-
Mortgage loan	10 years	2.77%	2,428	3,204

Total			12,037	12,326

Representing
Within 12 months			8,862	7,412
Over 1 year			3,175	4,914

			12,037	12,326

As of December 31, 2022 and 2021, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.7% to 3.5% and are repayable in 12 months to 10 years, and bank overdraft at 5.25% from financial institution in Singapore.

The Company’s bank borrowings are guaranteed under the personal from Mr. James Lim and Ms. Lee NG and mortgage of leasehold property at 22 Gul Avenue, Singapore 629662.

NOTE－10 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 3.35% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of December 31,
	2022	2021
	$’000	$’000

Assets
Finance lease, right-of-use asset, net (classified under property and equipment, net)	5	21
Operating lease, right-of-use asset, net	1,489	1,769

Total right-of-use asset	1,494	1,790

Liabilities
Current:
Finance lease liabilities	3,024	1,472
Operating lease liabilities	460	475
	3,484	1,947

Non-current:
Finance lease liabilities	991	2,306
Operating lease liabilities	1,123	1,364
	2,114	3,670

Total lease liabilities	5,598	5,617

As of December 31, 2022, right-of-use assets were $1.5 million and lease liabilities were $1.6 million.

As of December 31, 2021, right-of-use assets were $1.8 million and lease liabilities were $1.8 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the financial years.

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Finance lease cost:
Interest on lease liabilities (per ASC 842)	66	77	88

Operating lease cost:
Operating lease expense (per ASC 842)	828	775	691
Short-term lease expense (other than ASC 842)	20	4	6

Total lease expense	848	779	697

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2022

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Financial Years ending December 31,	Operating and finance lease amount
$’000

2023	3,658
2024	2,171
Less: interest	(231)

Present value of lease liabilities	5,598

Representing:
Current liabilities	3,484
Non-current liabilities	2,114

5,598

NOTE－11 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on June 2, 2022 with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 27, 2023, the Company amended its memorandum of association to effect a 1:4 stock split and to change the authorized share capital to $100,000 divided into 400,000,000 ordinary shares, of a par value of $0.00025 each. Concurrently, MWE Investments surrendered 12,077,700 ordinary shares to the Company. Precious Choice Global surrendered 622,300 ordinary shares to the Company.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

NOTE－12 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Income tax current year	529	500	137
Over provision for previous years	-	(270)	-
Deferred tax	-	-	(134)

Income tax expense	529	230	3

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

BVI

MWE is considered to be an exempted British Virgin Islands Company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Multi Ways SG is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2022, 2021 and 2020 are as follows:

	Financial Years ended December 31,
	2022	2021	2020
	$’000	$’000	$’000

Income before income taxes	1,557	2,031	1,322
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	265	345	225
Tax effect of non-taxable income	(62)	-	(144)
Tax effect of non-deductible items	339	156	61
Tax refund	-	(263)	-
Tax holiday	(13)	(8)	(139)

Income tax expense	529	230	3

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2022 and 2021:

	As of December 31,
	2022	2021
	$’000	$’000

Deferred tax asset:
Accelerated tax depreciation	8	8

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2022, 2021 and 2020 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2022.

NOTE－13 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial years ended December 31, 2022, 2021 and 2020, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2022	2021	2020
Nature of transactions	$’000	$’000	$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	-	414	891
- Purchases of goods	945	640	1,906
- Land rental	404	207	506

Multi Ways Equipment Sdn Bhd(2)
- Sale of goods	-	151	1

MWE Investment Pte Ltd(3)
- Sale of goods	11	-	-

Yin Zhan Holding Pte Ltd(4)
- Sale of goods	-	5	488
- Purchases of goods	413	81	1,632

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Ms. Maggie Lim and Mr. Nick Tan are the directors. Ms. Maggie Lim, Mr. Nick Tan and Mr. James Lim are the shareholders and hold 100% in Multi Ways Equipment Sdn Bhd.
(3)	Mr. James Lim, Ms Lee NG and Ms Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(4)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

NOTE－14 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended December 31, 2022, there was a single customer who accounted approximately for 20.6% of the Company’s revenues.

For the financial year ended December 31, 2021, there was a single customer who accounted approximately for 28.8% of the Company’s revenues.

For the financial year ended December 31, 2020, there was one single customer who accounted approximately for 7.7% of the Company’s revenues.

(a)	Major vendors

For the financial year ended December 31, 2022, 2021 and 2020, the vendor who accounted for 15.2%, 19.4% and Nil respectively, or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2022		2021		2020
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000%		$’000

Vendor A	15.2	-	19.4	2,325	-	-

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2022, bank and cash balances of approximately $1.0 million were maintained at financial institutions in Singapore, of which approximately $1.0 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for doubtful accounts based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations;

●	Internal credit rating; and

●	External credit rating and when necessary.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of December 31, 2022, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of December 31, 2021, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

As of December 31, 2020, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2022, 2021 and 2020, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady, therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE－15 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2022 and 2021, the Company has no material commitments or contingencies.

NOTE－16 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2022, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

