Form 20-F
period 2023-12-31
Multi Ways Holdings Ltd
filed 2024-05-15
CIK 1941500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from            to

Commission file number: 001-41669

Multi Ways Holdings Limited

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 30,840,000 ordinary shares issued and outstanding as of December 31, 2023.

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

☐ Yes ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum and articles of association of our Company adopted on January 13, 2023, and as supplemented, amended or otherwise modified from time to time.

●	“BVI” refers to the British Virgin Islands.

●	“Company” or “our Company” refers to Multi Ways Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on June 2, 2022.

●	“Companies Act” refers to the Companies Act (2021 Revision) of the Cayman Islands.

●	“Controlling Shareholder” refers to Mr. James Lim;

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“LTA” refers to the Land Transport Authority of Singapore.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Mr. James Lim” refers to Mr. James Lim Eng Hock, our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder of our Company, and the spouse of Ms. Lee NG and the father-in-law of Mr. Nick Tan.

●	“Ms. Lee NG” refers to Ms. Lee Noi Geck, our Executive Director and Chief Administration Officer, and the spouse of Mr. James Lim and the mother-in-law of Mr. Nick Tan.

●	“Ms. Maggie Lim” refers to Ms. Lim Mei Jun, our Deputy Chief Executive Officer, and the spouse of Mr. Nick Tan and the daughter of Mr. James Lim and Ms. Lee NG.

●	“Mr. Nick Tan” refers to Mr. Tan Lu Chong, our Chief Operating Officer, and the spouse of Ms. Maggie Lim and the son-in-law of Mr. James Lim and Ms. Lee NG.

●	“Mr. Noon Huan” refers to Mr. Tan Noon Huan, our Chief Financial Officer.

●	“Multi Ways SG” refers to Multi Ways Equipment Pte. Ltd, a company incorporated in Singapore on August 22, 2002 and an indirect wholly-owned subsidiary of our Company.

●	“MWE Holdings” refers to MWE Holdings Limited, a company incorporated in the BVI on June 15, 2022 and wholly-owned by our Company.

●	“MWE Investments” refers to MWE Investments Limited, a company incorporated in the BVI on June 1, 2022 and owned as to 97.0% and 3.0% by Mr. James Lim, being our Controlling Shareholder and Ms. Lee NG respectively.

●	“Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.00025 per share;

●	“Operating Subsidiary” refers to Multi Ways SG;

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to Singapore Contractors’ Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“WSH” refers to the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

●	“UAE” refers to the United Arab Emirates.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

Multi Ways Holdings Limited is a holding company with operations conducted in Singapore through its operating subsidiary in Singapore, using Singapore Dollars. Our reporting currency is the United States Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into U.S. Dollars were made at S$1.3722 to US$1.00 for the financial year ended December 31, 2022 amounts and S$1.3314 to US$1.00 for the financial year ended December 31, 2023 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

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

Risks related to Our Business and Industry

●	Our business is inherently susceptible to the cyclical fluctuations of the infrastructure, building construction, mining, offshore and marine and oil and gas industry worldwide and regionally, which our customers are operating in (on page [--]).

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in (page 9).

●	Our rental business is dependent on the general economic conditions in Singapore, and our revenue and profitability may be adversely affected if the demand for construction of infrastructure and/or buildings fall (on page 10).

●	We are dependent on the need to continually maintain a wide range of heavy construction equipment which are relevant to our customers’ needs (on page 10).

●	We are susceptible to fluctuations in the prices and quantity of available heavy construction equipment and construction equipment parts (on page 10).

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements (on page 11).

●	We are reliant on skilled labor (on page 11).

●	Our reputation and profitability may be adversely affected if there is prolonged equipment downtime (on page 11).

●	Our reputation and profitability may be adversely affected if there are major failures or malfunction in our heavy construction equipment sold or rented by our customers (on page 12).

●	We are exposed to disputes and claims arising from site accidents due to the usage of our heavy construction equipment (on page 12).

●	We may be affected if we are found to be in breach of any lease agreements entered into by us (on page 12).

●	Increased competition in the heavy construction equipment sales and rental business in Singapore and the region may affect our ability to maintain our market share and growth (on page 13).

●	We only have a limited number of customer groups and our business is significantly dependent on our major customer groups’ needs and our relationships with them. We may be unsuccessful in attracting new customers (on page 13).

●	We are exposed to the credit risks of our customers (on page 13).

●	We are dependent on our key suppliers for our supply of heavy construction equipment (on page 14).

●	Our business is subject to supply chain interruptions (on page 14).

●	We may be affected by an outbreak of other infectious diseases (on page 15).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 15).

●	We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our heavy construction equipment in various jurisdictions (on page 15).

●	We are subject to environmental, health and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations (on page 16).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 16).

●	We may require additional financing in the future to fund our purchase of heavy construction equipment and our future growth (on page 16).

●	We may be harmed by negative publicity (on page 17).

●	If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 17).

●	The war in Ukraine could materially and adversely affect our business and results of operations (on page 17).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events (on page 18).

●	We may not be able to successfully implement our business strategies and future plans (on page 18).

●	We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings (on page 18).

Risks related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the NYSE American which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (on page 19).

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors (on page 19).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (on page 20).

●	Short selling may drive down the market price of our Ordinary Shares (on page 20).

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (on page 21).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (on page 21).

●	Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 21).

●	As a “controlled company” within the meaning of the NYSE American Company Guide, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies (on page 22).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American Company Guide (on page 22).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (on page 22).

●	Certain judgments obtained against us by our shareholders may not be enforceable (on page 23).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 23).

●	We will incur increased costs after we cease to qualify as an emerging growth company (on page 23).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us (page 24).

●	We are an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors (on page 24).

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

As of December 31, 2022 and 2023, we had inventories of $31.4 million and $36.7 million respectively. Our sales and rental business rely on customer demand for our heavy construction equipment. Depending on the progress of technological development of heavy construction equipment, our existing heavy construction equipment may become prematurely obsolete or phased out. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

We maintain good working relationships with our suppliers and customers and have a wide range of heavy construction equipment for our customers’ needs. However, there is no assurance that our existing suppliers and customers will renew their agreements or continue to worrk with us. In the event our suppliers and customers choose to work with our competitors and/or our experienced and skilled employees choose to join our competitors, we may not be able to maintain our competitive position and our business, financial condition, results of operations and prospects may be materially and adversely affected.

We only have a limited number of customer groups and our business is significantly dependent on our major customer groups’ needs and our relationships with them. We may be unsuccessful in attracting new customers.

Our aggregate sales generated from our top five customer groups amounted to approximately 35.8%, 39.4% and 43.6% of our revenue for the financial years ended December 31, 2023, 2022, and 2021, respectively. In particular, sales to our largest customer amounted to approximately $4.4 million, representing approximately 12.1% of our total revenue, for the financial year ended December 31, 2023. Sales to our largest customer amounted to approximately $7.9 million, representing approximately 20.6% of our total revenue, for the financial year ended December 31, 2022. Sales to our largest customer amounted to approximately $9.6 million, representing approximately 28.8% of our total revenue, for the financial year ended December 31, 2021.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 63 and 66 days for the financial year ended December 31, 2023 and 2022, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial year ended December 31, 2023 and 2022, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We are dependent on our key suppliers for our supply of heavy construction equipment.

Since we commenced operations, we have maintained long-standing relationships with a reliable group of suppliers, from whom we source good quality and competitively priced construction equipment. Our equipment sales and rental business is dependent on our ability to obtain a supply of such good quality and reliable equipment from our suppliers at competitive prices. We consider suppliers that account for more than 10% of our total purchasing as major suppliers. We are dependent on one such major supplier who accounted in aggregate for approximately 17.0% of our Group’s equipment purchases in the financial year ended December 31, 2023, 15.2% of our Group’s equipment purchases in the financial year ended December 31, 2022, and 19.4% of our Group’s equipment purchases in the financial year ended December 31, 2021. As we generally do not have long-term supply contracts with our major suppliers, and the supply of heavy construction equipment is on an ad-hoc basis as and when such equipment is available for sale, there can be no assurance that we will have continued access to a sufficient supply of good quality new and used heavy construction equipment at competitive prices. In the event we are unable to obtain good quality equipment from our major suppliers at competitive prices, we may have to seek alternative sources from other suppliers and may be charged higher prices and will be subject to the quality of the equipment purchased from alternative suppliers whom we are not familiar with. In the event that we purchase inferior construction equipment from such alternative suppliers, our operations, reputation, profitability and financial performance may be materially and adversely affected.

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

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial year ended December 31, 2023, 2022, and 2021 respectively. However, any increased costs from delays, cancellations and insurance, or disruption to, or inefficiency in, the supply chain network of our third party service providers, whether due to geopolitical conflicts, COVID-19, outbreaks, or other factors, could affect our revenue and profitability. Please refer to the risk factor “The war in Ukraine could materially and adversely affect our business and results of operations” set out below in this annual report, for details on how these recent events have caused interruptions to our supply chain and impacted our operations. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.

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

As we offer crane erection and operation services to our customers within Singapore, we will need to maintain such approvals and certifications in order to carry out such services. We have 14 employees approved by the MOM to operate cranes in Singapore, and 14 employees who have completed the requisite course work to be certified to erect a range of cranes at jobsites in Singapore. In addition, we are guided by a set of safety regulations imposed on us. See “Item 4. Information on the Company — 4.B. Business Overview — Regulation”. We are subject to monetary fines and/or demerit points if there is an infringement of any of the safety regulations. Our business operations are regulated by various governmental bodies and authorities in Singapore. See “Item 4. Information on the Company — 4.B. Business Overview — Regulation”. Any such new regulations or any changes to the licensing requirements on the use and operation of heavy construction equipment may have an adverse impact on our operations and financial performance.

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

The outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s recent military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union, Singapore and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect our customers’ businesses and our business, even though we do not have any direct exposure to Russia or the adjoining geographic regions.

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

As a foreign private issuer whose ordinary shares are listed on the NYSE American, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NYSE American Company Guide with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in the Cayman Islands may afford less protection to holders of our ordinary shares. We currently follow our home country practices, in lieu of the NSYSE American requirements with regards to the requirement under Section 132 of the NYSE American Company Guide that companies listed on NYSE American shall release quarterly sales and earnings; and the Shareholder Approval Requirements under Section 711 to 713 of the NYSE American Company Guide, including but not limited to shareholder approval requirements with respect (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American LLC Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company..

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American Company Guide. If we become a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

On August 16, 2022, Multi Ways SG granted an option to purchase to Yu Yee Engineering Pte. Ltd. for the sale of 22 Gul Avenue, Singapore 629662 at S$14.3 million. The said option to purchase was exercised by Yu Yee Engineering Pte. Ltd. on August 29, 2022. The sale of the property was completed on November 30, 2023 for the purchase price of S$14.3 million.

On October 19, 2023, the Board of the Company approved and adopted an equity incentive plan (the “2023 Equity Incentive Plan”), which became effective on November 1, 2023.

On May 2, 2023, with the approval of the Board of the Company, the Company for a purchase price of US$2,200,000, acquired 420 shares representing a 4.4% ownership in the shares of Blissful Link Investments Limited for investment purposes. We have included the agreement as Exhibit 4.9 to this annual report.

On February 13, 2024, Ms. Lee Pei Pei (“Ms. Lee”) provided notice of her intent to step down as the Chief Financial Officer of our Company effective March 12, 2024. Ms. Lee resigned for personal reasons and not as a result of any disagreement with the Company or its independent registered public accountants on any matter relating to the Company’s financial or accounting operations, policies or practices. To fill the vacancy created by Nancy’s resignation, on February 20, 2024, the Board, the Nomination Committee of the Board, and the Compensation Committee of the Board appointed Mr. Noon Huan to serve as the Company’s Financial Controller, effective on the same date. The role of Financial Controller is that of an employee, and Mr. Noon Huan is not a member of the Board. Mr. Noon Huan, age 47, is an experienced finance professional with over 20 years of experience in finance and accounting, spanning across various industries and regions, including a notable 4 year tenure as an external auditor. He possesses a diverse skill set, including handling full sets of accounts, financial analysis, strategic planning, and managing treasury functions. His expertise lies in areas such as financial reporting, budgeting, cash flow management, and internal control implementation. Mr. Noon Huan has a proven track record of driving results and leading teams to success, evident from his previous roles in corporations of various sizes. In his most recent role as the Head of Finance at Eastlog Holding Pte Ltd, Mr. Noon Huan managed a team to ensure accurate financial reporting and provided crucial financial insights to support strategic decision-making. He also negotiated banking facilities and implemented internal controls to safeguard company assets. Prior to that, as a Financial Controller at Fabristeel Pte Ltd, Mr. Noon Huan cleared accounts backlog, rolled out ERP systems, and improved accounts receivable and days sales outstanding metrics. His strategic planning and financial analysis skills were instrumental in driving profitable growth for the business unit. Throughout his career, Mr. Noon Huan has demonstrated initiative, attention to detail, and a proactive approach to his work. His strong leadership abilities, coupled with his extensive finance and accounting knowledge, make him a valuable asset to the Company. Mr. Noon Huan holds a Bachelor of Accountancy from the University of Putra Malaysia, Malaysia.

Effective March 1, 2024, the Company and Noon Huan entered into an employment agreement (the “Employment Agreement”). Under the Employment Agreement, Noon Huan is entitled to an annual salary of S$108,000 (approximately $80,400) for his services as the Financial Controller of the Company. His employment has an initial term until his earlier death, resignation or removal. Mr. Noon Huan has no family relationships with any director or executive officer of the Company. There are no transactions between the Company and Noon Huan that will be required to be reported pursuant to Item 404(a) of Regulation S-K.

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

We procure used construction equipment from our wide network of contacts. We have a reliable group of suppliers, whom we have long-standing relationships with. From these suppliers, we source good quality and competitively priced used heavy construction equipment. Depending on the intended usage and regulatory requirements that our customers have to comply with, we recondition and refurbish our fleet of used heavy construction equipment prior to reselling them to our customers. The reconditioning and refurbishment of these used equipment are carried out at our servicing workshop situated at 3E Gul Circle, Singapore 629633 and is well-equipped to inspect, service, refurbish and repair used heavy construction equipment purchased from our suppliers. We also offer specific customization of any type of heavy construction equipment in our inventories, depending on the unique needs and requirements of our customers. Our reputation and experience in providing high quality reconditioning and refurbishment engineering services provide our customers with the confidence that used heavy construction equipment that they procure from us would be in good working condition. We believe that we have an established reputation amongst our customers for our reconditioned and refurbished heavy construction equipment and this has allowed us to expand our equipment sales business over the years. We have 54 employees in our maintenance and service team who are based in Singapore, comprising highly skilled mechanics, technicians, painters and panel-beaters who are well-qualified to refurbish the wide range of heavy construction equipment in our inventories.

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

Equipment sales business constitutes approximately 68.6%, 83.9%, and 78.1% of our Group’s total revenue for the financial years ended December 31, 2023, 2022, and 2021 respectively. In the financial year ended December 31, 2023, our Group’s total revenue generated from equipment sales business was $24.7 million, of which approximately 42.4% and 57.6% were sales from Singapore and overseas markets respectively. In the financial year ended December 31, 2022, our Group’s total revenue generated from equipment sales business was $32.2 million, of which approximately 31.2% and 68.8% were sales from Singapore and overseas markets respectively. In the financial year ended December 31, 2021, our Group’s total revenue generated from equipment sales business is $26.1 million, of which approximately 27.0% and 73.0% are sales from the Singapore and overseas markets respectively.

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

Our Group also provides crane operation services to our customers, to complement the provision of crane rental service. We have 14 operators who are qualified to operate crane machinery in Singapore. Larger cranes also require dismantling for transportation to a job site, followed by erection of crane machinery at desired locations within the job site. We offer transportation service of cranes to our customers’ desired location, and crane erection services, where the crane is transported and installed at the job site and the erection and dismantling of cranes.

Our rental business constitutes approximately 13.8%, 9.9%, and 13.2% of the Company’s total revenue for the financial years ended December 31, 2023, 2022, and 2021 respectively.

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

Services constitute approximately 17.6%, 6.2%, and 8.7% of the Company’s total revenue for the financial years ended December 31, 2023, 2022, and 2021, respectively.

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

Licenses and Certifications

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Letter from the MOM dated October 15, 2016 confirming Multi Ways SG’s Factory Notification status	MOM	-	Multi Ways SG

Became a member of the SCAL and was admitted to the Registry of the Singapore List of Trade Subcontractors (SLOTS)	SCAL	January 29, 2025	Multi Ways SG

BizSafe Level 4 Accreditation	WSH	January 29, 2025	Multi Ways SG

Additionally, 14 of our employees are crane operators qualified and certified by the MOM in Singapore to erect and operate cranes in Singapore. We intend to apply for the renewal of the above relevant certifications for our respective employees prior to their respective expiry dates and based on past experience, our Directors do not foresee any material difficulties in renewing the relevant certifications.

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

We have 14 crane operators who are qualified and certified by the MOM to erect and operate cranes in Singapore.

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

A description of Multi Ways SG’s leased real properties is below:

Location	Usage	Lease Period	Rent	Approximate area
16 Pioneer Sector 2 Singapore 628377	Manufacture, fabricate, repair and service crane hoist forklifts, machines, heavy equipment, engineering and services and storage	3 years from August 2, 2020 (with an option to renew for another 3 years)	S$41,500 per month (excluding GST)	12,719.1 square meters
3E Gul Circle Singapore 629633	Business of Multi Ways SG	12 months from June 1, 2023	S$50,000 per month (excluding GST)	2,390 square meters

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

For the years ended December 31, 2023 and 2022

For the financial years ended December 31, 2023 and 2022, our net revenue amounted to approximately $36.0 million and approximately $38.4 million, respectively, of which equipment sales accounted for approximately $24.7 million in 2023 and $32.2 million in 2022, respectively. Rental accounted for approximately $5.0 million in 2023 and approximately $3.8 million in 2022, respectively and services revenue accounted for approximately $6.4 million in 2023 and approximately $2.4 million in 2022, respectively.

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

●

Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 35.8% and approximately 39.4% of our revenue for the financial years ended December 31, 2023 and 2022, respectively. In particular, sales to our largest customer amounted to approximately $4.4 million, representing approximately 12.1% of our revenue for the financial year ended December 31, 2023.

Our aggregate sales generated from our top five customers were approximately 39.4% and approximately 43.6% of our revenue for the financial years ended December 31, 2022 and 2021, respectively. In particular, sales to our largest customer amounted to approximately $7.9 million, representing 20.6% of our revenue for the year ended December 31, 2022, and sales to our largest customer amounted to approximately $9.6 million, representing approximately 28.8% of our revenue for the year ended December 31, 2021.

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

●

Fluctuations in the cost of our revenues - Finished goods are the largest part of our cost of revenue, where the cost of revenue are representing approximately 76.0% and approximately 74.6% of our total revenue for the financial years ended December 31, 2023 and 2022, respectively.

Finished goods are the largest part of our cost of revenue, where the cost of revenue are representing approximately 74.6% and approximately 72.0% of our total revenue for the financial years ended December 31, 2022 and 2021, respectively.

Fluctuations in the price, availability, quality, cost of labor and transportation may impact the price of our finished goods, and ultimately the selling price. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

The prices at which we purchase such finished goods are determined by the demand and supply forces in this industry, as well as our bargaining power with our suppliers. At the end of December 31, 2023 and 2022, the majority of our finished goods were commonly available from the market, but our cost of procurement increased significantly due to the inflationary cost pressure, labor shortages, supply chain delay and disruption during the COVID-19 pandemic. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. We expect continued fluctuations in the cost of finished goods to affect our margins.

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

5.A. Operating Results.

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Results of Operations Data

	Financial Years Ended December 31
	2023		2022		2021
	S$’000	$’000	S$’000	$’000	S$’000	$’000

Revenues	48,074	36,016	52,927	38,359	45,155	33,406
Net income	2,327	1,739	1,419	1,028	2,435	1,801

Basic and diluted net income per Ordinary Share	0.07	0.06	0.06	0.04	0.10	0.07
Weighted average number of Ordinary Shares outstanding (‘000)	29,284	29,284	24,800	24,800	24,800	24,800

(1)	Calculated at the rate of S$1.3348 (as relates to December 31, 2023), S$1.3798 (as relates to December 31, 2022), and S$1.3517 (as relates to December 31, 2021), as set forth as the Company’s internal exchange rate.

Revenue

As set forth in the following table, during the financial years ended December 31, 2023, 2022 and 2021, our revenue was derived from the sale of heavy construction equipment, rental and services in our equipment sales, rental and services serving the infrastructure, building construction, mining, offshore and marine, and oil and gas industries:

	Financial Years Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%

Sales of heavy construction equipment, rental and services
Equipment Sales	24,695	68.6	32,202	83.9	26,095	78.1
Rental	4,953	13.8	3,803	9.9	4,419	13.2
Services(1)	6,368	17.6	2,354	6.2	2,892	8.7

Total	36,016	100.0	38,359	100.0	33,406	100.0

(1) Services mean refurbishment and servicing, troubleshooting and repair, transportation and erection, crane operation and machinery cleaning.

For the years ended December 31, 2023 and 2022

Our total revenue decreased by approximately $2.3 million or approximately 6.1% to approximately $36.0 million for the year ended December 31, 2023 from approximately $38.4 million for the financial year ended December 31, 2022. Such decrease was mainly attributable to the decrease demand in our equipment sales of approximately $7.5 million because of decrease in overseas demand.

For the financial years ended December 31, 2023 and 2022, approximately 48.4% and approximately 41.2% of our total revenue, respectively, was generated from customers located in Singapore and approximately 18.7% and approximately 23.6% of our total revenue, respectively, was generated from customers located in Australia. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 32.9% and approximately 35.2% of our total revenue, respectively.

For the financial years ended December 31, 2023 and 2022, our net income amounted to approximately $1.7 million and approximately $1.0 million, respectively. Such increase was largely derived from the gain on disposal of property and equipment and the gain on early termination on lease liability of approximately $5.0 million and $0.1 million respectively, reduce in selling & distribution expenses and income tax expenses of approximately $0.6 million and $0.6 million respectively, and was offset by the decrease in gross profits $1.1 million, increased of administrative expenses and interest expense of approximately $4.0 million and $0.4 million respectively.

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

Revenue by geographical locations

During the financial years ended December 31, 2023, 2022 and 2021, the customers for our equipment sales, rental and services were mainly located in Singapore and Australia. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2023, 2022 and 2021:

	Financial Years Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%

Singapore
Equipment Sales	10,467	60.1	10,053	63.6	7,048	50.8
Rental	4,953	28.4	3,803	24.1	4,412	31.8
Services	2,010	11.5	1,955	12.3	2,424	17.4

Total	17,430	100.0	15,811	100.0	13,884	100.0

	Financial Years Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%

Australia
Equipment Sales	6,728	99.9	9,035	99.8	10,041	99.8
Services	9	0.1	21	0.2	23	0.2

Total	6,737	100.0	9,056	100.0	10,064	100.0

	Financial Years Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%

Other Countries (1), individually less than 10%
Equipment Sales	7,500	63.3	13,114	97.2	9,006	95.2
Rental	*	*	*	*	7	0.1
Services	4,349	36.7	378	2.8	445	4.7

Total	11,849	100.0	13,492	100.0	9,458	100.0

(1) “Other Countries” means Maldives, Indonesia, Thailand, Vietnam, Philippines, and Middle East.

Singapore

For the years ended December 31, 2023 and 2022

The revenue in Singapore increased by approximately $1.6 million for the financial year ended December 31, 2023, as compared to the corresponding financial year ended December 31, 2022, which was primarily attributable to the increase in demand from local customers.

For the years ended December 31, 2022 and 2021

The revenue in Singapore increased by approximately $1.9 million for the financial year ended December 31, 2022, as compared to the corresponding financial year ended December 31, 2021, was primarily attributable to the decrease in demand from local customers.

Australia

For the years ended December 31, 2023 and 2022

The decrease in revenue in Australia by approximately $2.3 million for the financial year ended December 31, 2023, as compared to the corresponding financial year ended December 31, 2022.

For the years ended December 31, 2022 and 2021

The decrease in revenue in Australia by approximately $1.0 million for the financial year ended December 31, 2022, as compared to the corresponding financial year ended December 31, 2021, which was primarily attributable to the decrease sale orders by a major customer in Australia of approximately $1.0 million.

Other Countries

For the years ended December 31, 2023 and 2022

Revenues from other countries decreased by approximately $1.6 million, which was primarily due to lower demand from new and recurring customers among various countries.

For the years ended December 31, 2022 and 2021

Revenues from other countries increased by approximately $4.0 million, which was primarily due to higher demand from new and recurring customers among various countries .

Cost of revenues

For the years ended December 31, 2023 and 2022

During the financial years ended December 31, 2023 and 2022, our cost of revenues decreased by approximately $1.3 million or approximately 4.4% to approximately $27.4 million for the financial year ended December 31, 2023 from approximately $28.6 million for the financial year ended December 31, 2022. Such decrease was mainly attributable to the decrease cost of revenues for the demand in our equipment sales of approximately $1.5 million and offset the increase in Services of approximately $0.3 million in 2023.

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

	Financial Years Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%

Equipment Sales	24,203	88.4	25,744	90.0	20,604	85.7
Rental	558	2.0	597	2.0	684	2.8
Services	2,605	9.6	2,276	8.0	2,761	11.5

Total	27,366	100.00	28,617	100.0	24,049	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the financial years ended December 31, 2023, 2022 and 2021:

	Financial Years Ended December 31,
	2023		2022		2021
	Gross Profit $’000	Gross Margin %	Gross Profit $’000	Gross Margin %	Gross Profit $’000	Gross Margin %

Equipment Sales	491	2.0	6,458	20.1	5,491	21.0
Rental	4,394	88.7	3,206	84.3	3,735	84.5
Services	3,765	59.1	78	3.3	131	4.5

Total	8,650	24.0	9,742	25.4	9,357	28.0

For the years ended December 31, 2023 and 2022

Our total gross profit amounted to approximately $8.7 million and approximately $9.7 million for the financial years ended December 31, 2023 and 2022, respectively. Our overall gross profit margins were approximately 24.0% and approximately 25.4% for the financial years ended December 31, 2023 and 2022, respectively. Our total gross profit decreased during the financial years ended December 31, 2023 and 2022, which was generally due to the lower profit margin through diversified purchasing networks from across various countries.

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

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2023, 2022 and 2021:

	Financial Years Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%

Advertisement and promotion	15	1.6	26	1.7	24	2.2
Freight costs	645	67.8	1,343	89.4	983	88.2
Transportation and travelling	292	30.6	133	8.9	107	9.6

Total	952	100.0	1,502	100.0	1,114	100.0

For the years ended December 31, 2023 and 2022

The selling and distribution expenses were approximately $1.0 million and approximately $1.5 million for the financial years ended December 31, 2023 and 2022, respectively, representing approximately 2.6% and approximately 3.9% of our total revenue for the corresponding financial years.

For the years ended December 31, 2022 and 2021

The selling and distribution expenses by approximately $1.5 million and approximately $1.1 million for the financial years ended December 31, 2022 and 2021, respectively, representing approximately 3.9% and approximately 3.3% of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2023, 2022 and 2021:

	Financial Years Ended December 31,
	2023		2022		2021
	$’000%		$’000%		$’000%

Depreciation of plant and equipment	907	8.4	800	11.9	823	12.5
Depreciation of right-of-use assets	866	8.0	828	12.3	775	11.7
Salaries and related costs	4,793	44.5	3,916	58.0	4,138	62.6
Repair and maintenance	71	0.7	42	0.6	47	0.7
Upkeep of motor vehicles	199	1.8	214	3.2	220	3.3
Professional fees	3,047	28.3	115	1.7	114	1.7
Others	893	8.3	830	12.3	492	7.5

Total	10,776	100.0	6,745	100.0	6,609	100.0

For the years ended December 31, 2023 and 2022

Administrative expenses were approximately $10.8 million and approximately $6.7 million for the financial years ended December 31, 2023 and 2022, respectively, representing approximately 29.9% and approximately 17.6% of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees, directors’ remuneration and directors’ fees. The staff costs of our Group were at approximately $4.8 million and approximately $3.9 million for the financial years ended December 31, 2023 and 2022, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Professional fees were mainly comprised of IPO expenses, consultancy advisory, legal fees and audit fees.

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

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended December 31, 2023, 2022 and 2021:

	Financial Years Ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Gain on disposal of plant and equipment	5,161	2	305
Interest income	57	*	19
Interest expenses	(1,105)	(748)	(716)
Government grants	22	81	109
Dividend income	16	7	-
Foreign exchange (loss) gain	(43)	(93)	(44)
Others	656	813	724

Total	4,764	62	397

* These figures are immaterial.

For the years ended December 31, 2023 and 2022

Interest expenses were approximately $1.1 million and $0.7 million for the financial years ended December 31, 2023 and 2022 from our bank loans and financing facilities.

We reported the net foreign exchange loss of approximately $0.04 million in 2023 and approximately $0.09 million in 2022.

Jobs Support Scheme is an initiative introduced by the Singapore Government as a business support package to provide help for workers and businesses hit by Covid-19 restriction, such incentive scheme has been extended for another 6 months until September 2023. Our Jobs Scheme income amounted to approximately $0.01 million for both the financial year ended December 31, 2023 and 2022 respectively.

For the years ended December 31, 2022 and 2021

Interest expenses remained stable at approximately $0.7 million for the financial years ended December 31, 2022 and 2021 from our bank loans and financing facilities.

We reported the net foreign exchange loss of approximately $0.09 million in 2022 and approximately $0.04 million in 2021.

Jobs Support Scheme is an initiative introduced by the Singapore Government in February 2020 in response to the outbreak of COVID-19, and further enhanced in April, May and August 2020, to provide wage support to employers to help them retain local employees by co-funding 25% to 75% of the first S$4,600 of monthly salaries paid to each local employee in a 9-month period up to July 2020, and 10% to 50% of the same in the subsequent seven-month period from September 2020 to March 2021. Our Jobs Support Scheme income amounted $0.1 million for both the financial year ended December 31, 2022 and 2021 accordingly.

Income Tax Expenses (Benefit)

For the years ended December 31, 2023 and 2022

During the financial years ended December 31, 2023 and 2022, our income tax expense was comprised of our current tax expense and deferred tax for the financial year.

For the financial year ended December 31, 2023, our income tax decreased to approximately $0.05 million and our effective tax rate was 10.27% largely due to the gain from the sales of property (capital gain) which are not taxable.

For the financial year ended December 31, 2022, our income tax increased to approximately $0.5 million and our effective tax rate was 34% due to tax refund from previous years.

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

Net Income

For the years ended December 31, 2023 and 2022

As a result of the foregoing, our net income amounted to approximately $1.8 million and approximately $1.0 million for the financial years ended December 31, 2023 and 2022, respectively.

For the years ended December 31, 2022 and 2021

As a result of the foregoing, our net income amounted to approximately $1.0 million and approximately $1.8 million for the financial years ended December 31, 2022 and 2021, respectively.

5.B. Liquidity and Capital Resources.

Balance Sheet Data:

	As of December 31,
	2023		2022
	S$’000	$’000	S$’000	$’000

Cash and cash equivalents	9,417	7,073	1,376	1,003
Working capital	27,819	20,903	3,960	2,886
Total assets	77,212	58,001	72,431	52,786
Total liabilities	48,163	36,174	63,770	46,474
Total shareholders’ equity	29,049	21,827	8,591	6,312
Non-controlling interest	-	-	70	50

(1)	Calculated at the rate of S$1.3314 as related to December 31, 2023 and S$1.3722 as relates to December 31, 2022, as set forth as the Company’s internal exchange rate.

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

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2023, 2022 and 2021:

	Financial Years Ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Cash and cash equivalents as at beginning of the year	1,003	1,533	325

Net cash provided by operating activities	55	910	5,630
Net cash (used in) generated from investing activities	6,810	(1,140)	343
Net cash used in financing activities	(875)	(296)	(4,758)
Effect on exchange rate change on cash and cash equivalents	80	(4)	(7)

Net change in cash and cash equivalents	6,070	(530)	1,208

Cash and cash equivalents as at end of the year	7,073	1,003	1,533

Cash flows from operating activities

For the years ended December 31, 2023

For the financial year ended December 31, 2023, our net cash provided by operating activities was approximately $0.06 million, which primarily consisted of our net income of approximately $1.7 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $1.8 million; (ii) the reverse of impairment for trade receivables approximately $0.1 million; (iii) the written down in inventories of approximately $0.5 million; (iv) the increase in accounts receivable of approximately $1.8 million (v) the increase of inventories of approximately $3.6 million; (vi) the written off of advance to suppliers of approximately $1.0 million; (vii) the increase of loss on revaluation of quoted share of approximately $0.02 million; and (viii) the decrease of other current assets of approximately $0.4 million and partially offset by (a) the gain on disposal of property and equipment and early termination of approximately $5.2 million; (b) the decrease in customer deposit of approximately $2.8 million, (c) the decrease of account payables of approximately $2.1 million, and (d) the decrease of income tax payable of approximately $0.7 million.

For the years ended December 31, 2022

For the financial year ended December 31, 2022, our net cash provided by operating activities was approximately $0.9 million, which primarily consisted of our net income of approximately $1.6 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $1.6 million; (ii) the provision of impairment for trade receivables approximately $0.2 million, (iii) the decrease in inventories of approximately $0.9 million; and (iv) the increase in accounts and other payables of approximately $2.0 million, and partially offset by (a) the decrease in accounts receivable of approximately $0.9 million and (b) the decrease in contract liabilities of approximately $4.4 million.

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

Cash flows from investing activities

For the years ended December 31, 2023

For the financial year ended December 31, 2023, our net cash generated from investing activities was approximately $6.8 million, primarily consisting of the purchases of property, plant and equipment of approximately $2.0 million; the investment in equity securities of $2.2 million and offset by the proceeds from disposal of property and equipment of approximately $10.9 million and investment in financial assets available for sales of approximately $0.1 million.

For the years ended December 31, 2022

For the financial year ended December 31, 2022, our net cash used in investing activities was approximately $1.1 million, primarily consisting of the purchases of property, plant and equipment of approximately $0.8 million and the purchases of financial assets available for sales of approximately $0.3 million.

For the years ended December 31, 2021

For the financial year ended December 31, 2021, our net cash generated from investing activities was $0.3 million, primarily consisting of the proceeds from disposalof property, plant and equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of the proceeds from share issuance, repayment of borrowings, payment for capital portion of lease liabilities, payment of dividend, and loan from director

For the years ended December 31, 2023

For the financial year ended December 31, 2023, our net cash used in financing activities of $0.9 million, which mainly consisted of bank loan repayment of $7.4 million; the repayment of lease liabilities of $6.4 million; the payment of dividend of $10.5 million; loan from director of $9.9 million and proceeds from share issuance net of deferred offering costs of $13.5 million.

For the years ended December 31, 2022

For the financial year ended December 31, 2022, our net cash used in financing activities of $0.2 million, which mainly consisted of bank loan repayment of $0.1 million, the repayment of lease liabilities of $0.1 million and the payment of dividend of $0.1 million.

For the years ended December 31, 2021

For the financial year ended December 31, 2021, our net cash used in financing activities of approximately $4.8 million, which mainly consisted of bank loan repayment of approximately $3.7 million and repayment of lease liabilities of approximately $1.0 million.

Accounts receivable, net

For the years ended December 31, 2023 and 2022

Our net accounts receivable decreased from approximately $8.0 million as of December 31, 2022 to approximately $5.3 million as of December 31, 2023. The decrease was primarily attributable to an overall decrease in sales and improved in credit control during the financial year ended December 31, 2023.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2023	2022
	$’000	$’000

Within 30 days	1,521	867
Between 31 and 60 days	779	1,990
Between 61 and 90 days	581	1,381
Between 91 and 120 days	661	332
Over 120 days	1,799	3,451

Total	5,341	8,021

Movements in the allowance for impairment of accounts receivable are as follows:

	As of December 31,
	2023	2022
	$’000	$’000

Opening balance	284	83
Provision for impairment of receivables	110	201

Total	394	284

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

Accounts payable

For the years ended December 31, 2023 and 2022

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable remained unchanged at approximately $4.8 million as of 31 December, 2022 and approximately $4.8 million as of December 31, 2023. We generally pay our accounts payable within 30 days of receipt of invoice. Our average payables turnover days remained relatively stable and amounted to approximately 64 days and approximately 58 days for the financial years ended December 31, 2023 and 2022, respectively.

We did not have any material default in payment of accounts payable during the financial years ended December 31, 2023 and 2022.

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

We had the following contractual obligations and lease commitments as of December 31, 2023:

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000

Operating lease commitment	7,747	3,482	4,265	-	-
Bank loan repayment	5,019	4,588	431	-	-

Total obligations	12,766	8,070	4,696	-	-

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Bank Indebtedness

	Terms of	Annual interest	As of December 31,
Bank Borrowings	repayments	rate	2023	2022
			$’000	$’000

Term loans	2 to 5 years	2.5% - 3.5%	1,521	2,502
Trust receipts	Within 12 months	6.34%	3,498	6,826
Bank overdraft	Within 12 months	-%	-	281
Mortgage loan	10 years	-%	-	2,428

Total			5,019	12,037

As of December 31, 2023 and 2022, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.5% to 3.5% and are repayable in 12 months to 5 years.

The Company’s bank borrowings currently are guaranteed by personal guarantees from Mr. James Lim and Ms. Lee NG. We already sought the waiver for the personal guarantees and the bank’s approval is still in progress.

Capital commitments

As of December 31, 2023 and 2022, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2023, we have not entered into any material off-balance sheet transactions or arrangements.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit loss on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets, and impairment of long-lived assets, and deferred tax valuation allowance.

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

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial years ended December 31, 2023, 2022 and 2021.

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

For the financial years ended December 31, 2023, 2022 and 2021, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023, 2022 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

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

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2023, 2022 and 2021, the Company has one reporting business segment.

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

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$56,330) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, bank and cash balances of approximately $7.1 million were maintained at financial institutions in Singapore, of which approximately $7.1 million was subject to credit risk.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit loss is based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

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

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2023 and 2022 were 4.2% and 4.1%, respectively. The rate of inflation in Singapore as of February 2024 was 3.4% and is expected to allow to an average of 2.5% - 3.5%, such inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Mr. “James” Lim Eng Hock	66	Executive Director, Chairman and Chief Executive Officer
Ms. Lee NG	66	Executive Director and Chief Administration Officer
Ms. “Maggie” Lim Mei Jun	40	Deputy Chief Executive Officer
Mr. “Nick” Tan Lu Chong	43	Chief Operating Officer
Mr. Tan Noon Huan	48	Chief Financial Officer
Mr. Chin Hoong “Edmund” Chan	36	Independent Director
Mr. Gang Wong	53	Independent Director
Mr. Chin Heng “Jimmy” Neo	59	Independent Director

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

Mr. Nick Tan obtained an Honours in Economics and Management in SIM University, Singapore – University of London.

Mr. Tan Noon Huan (“Mr. Noon Huan”) is our Chief Financial Officer. He was appointed on March 1, 2024. Mr. Noon Huan is responsible for the following matters relating to our Group:

●	financial reporting of the Company, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax and indirect tax submissions;

●	preparation of budget and financial forecasts;

●	development and implementation of financial policies and procedures in business processes; and

●	strengthening internal control.

Prior to joining our Group, Mr. Noon Huan, is an experienced finance professional with over 20 years of experience in finance and accounting, spanning across various industries and regions, including a notable 4 years tenure as an external auditor. He possesses a diverse skill set, including handling full sets of accounts, financial analysis, strategic planning, and managing treasury functions. His expertise lies in areas such as financial reporting, budgeting, cash flow management, and internal control implementation. Mr. Noon Huan has a proven track record of driving results and leading teams to success, evident from his previous roles in corporations of various sizes. In his most recent role as the Head of Finance at Eastlog Holding Pte Ltd, Mr. Noon Huan managed a team to ensure accurate financial reporting and provided crucial financial insights to support strategic decision-making. He also negotiated banking facilities and implemented internal controls to safeguard company assets. Prior to that, as a Financial Controller at Fabristeel Pte Ltd, Mr. Noon Huan cleared accounts backlog, rolled out ERP systems, and improved accounts receivable and days sales outstanding metrics. His strategic planning and financial analysis skills were instrumental in driving profitable growth for the business unit. Throughout his career, Mr. Noon Huan has demonstrated initiative, attention to detail, and a proactive approach to his work. Mr. Noon Huan holds a Bachelor of Accountancy from the University of Putra Malaysia, Malaysia.

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

Ms. Maggie Lim, our Deputy Chief Executive Officer, is the daughter of Mr. James Lim and Ms. Lee NG.

Mr. Nick Tan Lu Chong, our Chief Operating Officer, is the spouse of Ms. Maggie Lim.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended December 31, 2023, we paid an aggregate of approximately S$1,044,919 (US$782,828) in cash to our Executive Directors and Executive Officers – Mr. James Lim, Ms. Lee NG, Ms. Maggie Lim, Mr. Nick Tan and then Chief Financial Officer Ms. Nancy Lee. For the financial year ended December 31, 2022, we paid an aggregate of approximately S$763,000 (US$556,000) in cash to our Executive Directors and Executive Officers – Mr. James Lim, Ms. Lee NG, Ms. Maggie Lim, Mr. Nick Tan and then Chief Financial Officer Ms. Nancy Lee. For the financial year ended December 31, 2021, we paid an aggregate of approximately S$649,000 (US$480,000) in cash to our Executive Directors and Executive Officers – Mr. James Lim, Ms. Lee NG, Ms. Maggie Lim, Mr. Nick Tan and then Chief Financial Officer Ms. Nancy Lee.

Equity Incentive Plan

On October 19, 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 3,000,000 ordinary shares. As of the date of this annual report, no ordinary shares have been granted and outstanding.

The following paragraphs summarize the terms of the 2023 Incentive Plan.

Types of Awards. The 2023 Incentive Plan permits the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2023 Incentive Plan is administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, directors and officers and the consultants of our company are eligible to participate pursuant to the terms of the 2023 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2023 Incentive Plan after ten years from the date the 2023 Incentive Plan was approved by the board.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2023 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

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

Employment Agreement between Mr. Noon Huan and Multi Ways SG

Multi Ways SG entered into an Employment Agreement dated effective as of March 1, 2024 with Mr. Noon Huan. The agreement provides for a monthly base salary. Under the terms of the agreement, Mr. Noon Huan’s employment will continue indefinitely, subject to termination by either party to the agreement upon 2 months’ written notice or the equivalent salary in lieu of such notice.

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

Under the Directors’ Agreements, the aggregate annual salary that is payable to our Independent Directors is S$25,000 to Mr. Edmund Chan, S$22,000 to Mr. Jimmy Neo, and S$22,000 to Mr. Wong in cash respectively.

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

Clawback Policy adopted by the Board

On December 1, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Clawback Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Clawback Policy was mandated by new NYSE listing standards introduced pursuant to Exchange Act Rule 10D-1. The Clawback Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Clawback Policy has been filed herewith as Exhibit 97.1.

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

6.D. Employees

We employed 92 persons as of December 31, 2023, 87 persons as of December 31, 2022, and 93 persons as of December 31, 2021, who were all located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

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

Unless otherwise noted below, the address of each person listed on the table is 3E Gul Circle, Singapore 629633.

Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage %

Executive Officers and Directors:
Mr. James Lim(1)	19,967,256	64.75
Ms. Lee NG(1)	617,544	2.00
Ms. Maggie Lim	-	-
Mr. Nick Tan	-	-
Mr. Noon Huan Tan	-	-

Independent Directors:
Mr. Edmund Chan	-	-
Mr. Gang Wong	-	-
Mr. Jimmy Neo	-	-

5% Shareholders:
MWE Investments	20,584,800	66.75

(1) Represents shares held by MWE Investments, a company directly owned as to 97.0% and 3.0% by Mr. James Lim and Ms. Lee NG, respectively.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2023.

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

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2023, 2022 and 2021, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, during the financial years ended December 31, 2023, 2022 and 2021, the Company involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2023	2022	2021
Nature of transactions	$’000	$’000	$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	150	-	414
- Purchases of goods	736	945	640
- Land rental	452	404	207
-Loan interest income	21	-	-
Multi Ways Equipment Sdn Bhd(2)
- Sale of goods	-	-	151

MWE Investment Pte Ltd(4)
- Sale of goods	-	11	-

Yin Zhan Holding Pte Ltd(5)
- Sale of goods		-	5
- Purchases of goods	-	413	81
-Other services income	7	-	-

Loan from director
- James Lim Eng Hock	9,881	-	-

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Ms. Maggie Lim and Mr. Nick Tan are the directors. Ms. Maggie Lim, Mr. Nick Tan and Mr. James Lim are the shareholders and hold 100% in Multi Ways Equipment Sdn Bhd.
(3)	Mr. James Lim, Ms Lee NG and Ms Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(4)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

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

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced nany significant changes since the date of our audited consolidated financial statements included herein.

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

As of the date of this annual report, we used US$1.59 million of the net proceeds received from our initial public offering for working capital and corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2023, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2023, 2022 and 2021. Audit services provided by Onestop Assurance PAC for fiscal years ended December 31, 2023, 2022 and 2021 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2023	2022	2021
	US$	US$	US$
Audit Fees(1) – Onestop Assurance PAC	100,000	120,000	109,000
Total	100,000	120,000	109,000

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

Nasdaq Listing Rule 5635(c)

On October 19, 2023, the Board of the Company approved and adopted an equity incentive plan (the “2023 Equity Incentive Plan”), which became effective on November 1, 2023, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a foreign private issuer incorporated in the Cayman Islands, the Company has elected to rely on the home county exemption pursuant to Nasdaq Rule 5615(a)(3)(A), which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Nasdaq Rule 5600 Series. The Company has elected to be exempt from the Nasdaq Rule 5635(c) which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

Item 16K. Cybersecurity

Risk Management and Strategy

As a supplier of a wide range of heavy construction equipment for sales and rental, we recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches. We also provide regular training programs to our employees to enhance their awareness about cybersecurity risks, and better understand their roles and responsibilities in safeguarding company assets and data.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Multi Ways Holdings Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

2.1*	Description of Securities

4.1	Employment Agreement by and between Multi Ways SG and James Lim dated August 1, 2022(incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.2	Employment Agreement by and between Multi Ways SG and Lee NG dated August 1, 2022 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.3	Employment Agreement by and between Multi Ways SG and Maggie Lim dated August 1, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.4	Employment Agreement by and between Multi Ways SG and Nick Tan dated August 1, 2022 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.5*	Employment Agreement by and between Multi Ways SG and Noon Huan dated March 1, 2024

4.6	Director Offer Letter by and between Multi Ways SG and Chin Heng Neo dated August 23, 2022 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.7	Director Offer Letter by and between Multi Ways SG and Chin Hoong Chan dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.8	Director Offer Letter by and between Multi Ways SG and Wong Gang dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

4.9*	Blissful Link Investment Agreement dated May 2, 2023

4.10	Multi Ways Holdings Limited 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41669), filed with the SEC on November 11, 2023)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023)

11.2*	Insider Trading Policy

12.1*	Certification of Chief Executive Officer Required by Rule 13a-14(a)

12.2*	Certification of Chief Financial Officer Required by Rule 13a-14(a)

13.1**	Certification of Chief Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

13.2**	Certification of Chief Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code

15.1*	Consent of Onestop Assurance PAC

97.1*	Executive Compensation Recovery Policy

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Multi Ways Holdings Limited

By:	/s/ Mr. “James” Lim Eng Hock
Name:	Mr. “James” Lim Eng Hock
Title:	Executive Director, Chairman and Chief Executive Officer

Date: May 15, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Multi Ways Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2023 and 2022 the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

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

May 15, 2024

PCAOB ID# 6732

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2023	2022
	$’000	$’000

ASSETS
Current assets:
Cash and cash equivalents	7,073	1,003
Accounts receivable, net	5,341	8,021
Inventories	36,692	31,442
Amounts due from related parties	1,068	50
Financial assets available for sales	242	325
Deposits, prepayments and other receivables	1,965	3,230
Total current assets	52,381	44,071

Non-current assets:
Property and equipment, net	1,817	7,218
Right-of-use assets	1,592	1,489
Investment in equity securities	2,200	-
Deferred tax assets	11	8
Total non-current assets	5,620	8,715

TOTAL ASSETS	58,001	52,786

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	4,758	4,781
Customer deposits	3,238	5,884
Amounts due to related parties	15,099	17,167
Bank borrowings	4,588	8,862
Lease liabilities	3,482	3,484
Income tax payable	313	1,007
Total current liabilities	31,478	41,185

Long-term liabilities:
Bank borrowings	431	3,175
Lease liabilities	4,265	2,114
Total long-term liabilities	4,696	5,289

TOTAL LIABILITIES	36,174	46,474

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary share, par value US$0.00025, 400,000,000 shares authorized, 30,840,000 and 24,800,000 ordinary shares issued and outstanding as of December 31, 2023 and 2022, respectively	8	6
Additional paid-in capital	18,945	5,440
Retained earnings	3,024	1,235
Non-controlling interest	-	50
Accumulated other comprehensive loss	(150)	(419)
Total shareholders’ equity	21,827	6,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,001	52,786

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Revenues, net	36,016	38,359	33,406

Cost of revenue	(27,366)	(28,617)	(24,049)

Gross profit	8,650	9,742	9,357

Operating cost and expenses:
Selling and distribution	(952)	(1,502)	(1,114)
General and administrative	(10,776)	(6,745)	(6,609)
Total operating cost and expenses	(11,728)	(8,247)	(7,723)

Profit/(Loss) from operations	(3,078)	1,495	1,634

Other income (expense):
Gain on early termination on lease liability	113	-	-
Gain from disposal of plant and equipment	5,048	2	305
Interest income	57	*	19
Interest expense	(1,105)	(748)	(716)
Dividend income	16	7	-
Government grant	22	81	109
Foreign exchange (loss) gain, net	(43)	(93)	(44)
Other income	656	813	724
Total other income, net	4,764	62	397

Income before income taxes	1,686	1,557	2,031

Income tax expense (benefit)	53	(529)	(230)

NET INCOME	1,739	1,028	1,801

Less: Net income attributable to non-controlling interest	50	(50)	-

NET INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	1,789	978	1,801

Net income per share
Basic and Diluted	0.06	0.04	0.07

Weighted average number of ordinary shares outstanding
Basic and Diluted (‘000)	29,284	24,800	24,800

NET INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	1,789	978	1,801

Other comprehensive income (loss):
Foreign currency translation adjustment	269	(74)	(345)

COMPREHENSIVE INCOME	2,058	904	1,456

*	This figure is immaterial

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated Other		Non	Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Retained earnings	Controlling Interest	shareholders’ equity
	‘000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2021	24,800	6	5,440	-	10,296	-	15,742

Dividend declared to former shareholders	-	-	-	-	(11,840)	-	(11,840)

Foreign currency translation adjustment	-	-	-	(345)	-	-	(345)
Net income for the year	-	-	-	-	1,801	-	1,801

Balance as of December 31, 2021	24,800	6	5,440	(345)	257	-	5,358

Foreign currency translation adjustment	-	-	-	(74)	-	-	(74)

Net income for the year	-	-	-	-	978	50	1,028

Balance as of December 31, 2022	24,800	6	5,440	(419)	1,235	50	6,312

Foreign currency translation adjustment	-	-	-	269	-	-	269

Net income for the year	-	-	-	-	1,789	(50)	1,739
Issue of new shares net of deferred offering costs	6,040	2	13,505	-	-	-	13,507

Balance as of December 31, 2023	30,840	8	18,945	(150)	3,024	-	21,827

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Cash flows from operating activities:
Net income before tax	1,686	1,557	2,031
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	907	800	822
Depreciation of right-of-use assets	866	828	775
Inventories written down	452	-	1,508
Written off of advance to suppliers	956	-	-
Gain on disposal of property and equipment	(5,048)	(2)	(305)
Gain on early termination on lease liability	(113)	-	-
Provision (reversal) of impairment of trade receivables	145	193	(110)
Loss on revaluation of quoted share	22	-	-

Change in operating assets and liabilities:
Accounts receivable	1,763	(2,644)	710
Inventories	3,631	940	(2,757)
Deposits, prepayments and other receivables	408	1,702	(1,900)
Accounts payable and accrued liabilities	(2,119)	1,964	(1,329)
Customer deposits	(2,826)	(4,387)	5,797
Income tax payable	(675)	(41)	388
Net cash provided by operating activities	55	910	5,630

Cash flows from investing activities:
Purchase of property and equipment	(1,955)	(817)	-
Proceeds from disposal of property and equipment	10,894	2	343
Investment in equity securities	(2,200)	-	-
Proceeds from/ (investment in) financial assets available for sales	71	(325)	-
Net cash generated from (used in) investing activities	6,810	(1,140)	343

Cash flows from financing activities:
Repayment of bank borrowings	(7,369)	(105)	(3,712)
Repayment of lease liabilities	(6,369)	(114)	(1,046)
Proceeds from shares issuance net of deferred offering costs	13,506	-	-
Payment of dividends	(10,524)	(77)	-
Loan from director	9,881	-	-
Net cash used in financing activities	(875)	(296)	(4,758)

Effect on exchange rate change on cash and cash equivalents	80	(4)	(7)

Net change in cash and cash equivalent	6,070	(530)	1,208

BEGINNING OF YEAR	1,003	1,533	325

END OF YEAR	7,073	1,003	1,533

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash (paid) refund for income taxes	(675)	(40)	158
Cash paid for interest	1,051	748	717

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

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

On April 5, 2023, the Company completed its initial public offering. In this offering, the Company issued 6,040,000 Ordinary Shares at a price of US$2.50 per share. The Company received gross proceeds in the amount of US$15.1 million and net proceeds of approximately US$13.5 million after deducting US$1.6 million deferred offering costs.

The total number of ordinary shares issued and outstanding as of December 31, 2023 was 30,840,000 shares. The Company’s ordinary shares began trading on the NYSE American on April 05, 2023 under the ticker symbol “MWG”.

Upon completion of issuance of the shares under the Offering, Multi Ways is effectively owned 66.75% by MWE Investments Limited and 33.25% by public shareholders.

Deferred Offering Costs

Deferred offering costs consists of capitalized underwriting, legal, accounting and other expenses incurred through the balance sheet date that are directly related the proposed Public Offering and will be charged against the proceeds received upon completion of the offering, should the offering be unsuccessful, these deferred costs will be charged to operations.

The Company incurred US$1.6 million in fees associated with The Offering, which were recorded against gross proceeds upon the closing of The Offering in April 2023. These fees were subsequently recognized as additional paid-in capital on the balance sheet as of December 31, 2023.

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

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for expected credit loss on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

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

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021

Year-end S$:US$ exchange rate	1.3314	1.3722	1.3517

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

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The Company makes estimates of expected credit losses for the allowance for expected credit loss based upon its assessment of various factors, including (i) historical experience, (ii) the age of the accounts receivable balances, (iii) credit quality of its customers, (iv) current economic conditions, (v) reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. Expected credit losses are estimated on a pool basis when similar risk characteristics exist using an age-based reserve model. Receivables that do not share risk characteristics are evaluated on an individual basis. Estimates of expected credit losses on trade receivables are recorded at inception and adjusted over the contractual life.

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

Equipment rental business is governed by our standard rental contract. The Company accounts for the rental of heavy construction equipment as operating leases where, lease income from the prospective of lessor is recognized to the Company’s statement of income straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location, ensure that our heavy construction equipment is ready for use, and ensure that our heavy construction equipment is available for use over the life of the lease contract. Our rental contract periods are on monthly.

Our equipment rental business is generally short-term to mid-term in nature and our heavy construction equipment is typically rented for the majority of the time that we own it.

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

The Company generally allows a 7 days’ right of return to its customers. For the financial years ended December 31, 2023, 2022 and 2021, the sales returns allowance was approximately $2.5 million, approximately $4.5 million and approximately $2.2 million, respectively.

Certain larger customers pay in advance for future shipments. These advance payments totaled approximately $3.2 million, approximately $5.9 million and approximately $10.4 million at for the financial years ended December 31, 2023, 2022 and 2021, respectively, and are recorded as customer deposits in the accompanying consolidated balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

● Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers, as these costs are borne by the company’s suppliers or distributors during the financial years ended December 31, 2023, 2022, and 2021.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising expense was approximately $0.02 million, approximately $0.03 million and approximately $0.02 million for the financial years ended December 31, 2023, 2022 and 2021, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2023, 2022, and 2021, the Company received government subsidies of approximately $0.02 million, approximately $0.08 million and approximately $0.1 million, respectively, which are recognized as government grant in the consolidated statements of operations.

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

For the financial years ended December 31, 2023, 2022 and 2021, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

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

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2023, 2022 and 2021, approximately $0.3 million, approximately $0.2 million and approximately $0.2 million contributions were made accordingly.

● Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2023, 2022 and 2021, the Company has one reporting business segment.

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

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$56,330) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, bank and cash balances of approximately $7.1 million were maintained at financial institutions in Singapore, of which approximately $7.1 million was subject to credit risk.

For accounts receivable, the Company determines, on a continuing basis, the allowance for expected credit loss are based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

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

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows. The adoption of these effective standards is not expected to result in any material impact.

NOTE－ 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Sales at a single point in time
Equipment Sales	24,695	32,202	26,095
Services	6,368	2,354	2,892
	31,063	34,556	28,987
Sales over time
Rental	4,953	3,803	4,419

Total sales	36,016	38,359	33,406

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Singapore	17,430	15,811	13,884
Australia	6,737	9,056	10,064
Other countries	11,849	13,492	9,458

	36,016	38,359	33,406

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2022
	$’000	$’000

Accounts receivable – third parties	5,578	8,293
Accounts receivable – related parties	166	12
Less: allowance for expected credit loss	(403)	(284)

Accounts receivable, net	5,341	8,021

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2023	2022
	$’000	$’000

Statement of financial position
Finished goods	37,379	32,927
Written down	(687)	(1,485)

	36,692	31,442

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000
Statement of comprehensive income
Inventories recognised as an expense in cost of sales	22,115	30,049	20,098

NOTE－6 AMOUNTS DUE FROM RELATED PARTIES

Amounts due from related parties consisted of the following:

	As of December 31,
	2023	2022
	$’000	$’000

Due from related parties:
- MWE Investment Pte Ltd(1)	9	3
- Multi Ways Holdings Limited	-	47
- P4 Engineering Industrial Pte Ltd(2)	1,059	-

	1,068	50

The related party of the Company is as follows:

(1)	Mr. James Lim, Ms Lee NG and Ms Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(2)	Mr. James Lim, Ms Lee NG and Ms Maggie Lim are the directors, and Mr. James Lim and Ms Lee NG also the shareholders and hold 100% stake in P4 Engineering Industrial Pte Ltd.

The amounts are unsecured, interest-free and repayable on demand.

NOTE－7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2023	2022	2021
	$’000	$’000	$’000

At cost:
Leasehold buildings	-	8,089	8,212
Motor vehicles	2,723	1,938	1,976
Office equipment, and furniture and fittings	1,754	3,032	2,917
	4,477	13,059	13,105
Less: accumulated depreciation	(2,660)	(5,841)	(5,385)

Property and equipment, net	1,817	7,218	7,720

Depreciation expense for the financial years ended December 31, 2023, 2022 and 2021were remained at approximately $0.9 million, $0.8 million and $0.8 million, respectively.

Property and equipment under finance leasing arrangement classified under motor vehicle as of December 31, 2023 and 2022 amounted to approximately $0.6 million and approximately $0.1 million, respectively. Details of such leased assets are disclosed in Note 10.

Right-of-use assets under operating leasing arrangements classified under leasehold building as of December 31, 2023 and 2022 amounted to approximately $1.6 million and approximately $1.5 million and, respectively. Details of such leased assets are disclosed in Note 10.

NOTE－8 INVESTMENT IN EQUITY SECURITIES

The Company holds a 4.4% equity interest in Blissful Link Investments Limited. These investments are accounted for using the measurement alternative as outlined in ASC 321-10-35-2 due to the absence of readily determinable fair values. Under this method, the equity interest is initially recorded at cost less impairment.

The director has provided a guarantee to repurchase the investment within three years at the higher of cost or market value. Therefore, there has been no impairment necessary to be recorded due to this guarantee.

As of December 31, 2023, the carrying value of investments in equity securities amounted to US$2.2 million.

NOTE－9 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of December 31,
	2023	2022
	$’000	$’000

Due to related parties
- P4 Engineering Industrial Pte Ltd(1)	-	907
- Yin Zhan Holdings Pte Ltd(2)	582	510
Due to directors	14,517	15,750

	15,099	17,167

The entities are related parties of the Company as follows:

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

The amounts due to related parties are unsecured, interest-free and non-repayable on demand.

The amount due to Directors bear an interest rate of 4.88% per annum, effective January 1, 2024. The loan is unsecured and payable on demand.

NOTE－10 BANK BORROWINGS

Bank borrowings consisted of the following:

	Terms of	Annual	As of December 31,
	repayments	interest rate	2023	2022
			$’000	$’000

Term loans	2 to 5 years	2.5% - 3.5%	1,521	2,502
Trust receipts	Within 12 months	6.34%	3,498	6,826
Bank overdraft	Within 12 months	-%	-	281
Mortgage loan	10 years	-%	-	2,428

Total			5,019	12,037

Representing
Within 12 months			4,588	8,862
Over 1 year			431	3,175

			5,019	12,037

As of December 31, 2023 and 2022, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.5% to 3.5% and are repayable in 12 months to 5 years .

The Company’s bank borrowings are guaranteed under the personal from Mr. James Lim and Ms. Lee NG and mortgage of leasehold property at 22 Gul Avenue, Singapore 629662. However, the leasehold property at 22 Gul Avenue, Singapore 629662 has been sold on November 30, 2023.

NOTE－11 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange fonote 1r consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

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

The Company adopts 3.00% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of December 31,
	2023	2022
	$’000	$’000

Assets
Finance lease, right-of-use asset, net (classified under property and equipment, net)	1,006	5
Operating lease, right-of-use asset, net	1,592	1,489

Total right-of-use asset	2,598	1,494

Liabilities
Current:
Finance lease liabilities	2,674	3,024
Operating lease liabilities	808	460
	3,482	3,484

Non-current:
Finance lease liabilities	3,470	991
Operating lease liabilities	795	1,123
Lease liabilities non-current	4,265	2,114

Total lease liabilities	7,747	5,598

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the financial years.

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Finance lease cost:
Interest on lease liabilities (per ASC 842)	97	66	77

Operating lease cost:
Operating lease expense (per ASC 842)	866	828	775
Short-term lease expense (other than ASC 842)	44	20	4

Total lease expense	910	848	779

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2023

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Financial Years ending December 31,	Operating and finance lease amount
$’000

2024	3,699
2025	4,670
Less: interest	(622)

Present value of lease liabilities	7,747

Representing:
Current liabilities	3,482
Non-current liabilities	4,265

7,747

NOTE－12 SHAREHOLDERS’ EQUITY

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

Dividends

On 31 December 2021, the company declared a dividend of S$0.0145 per ordinary share. The dividend is payable to its shareholders of record as of December 31, 2021. The dividend amount of US$0.08 million was distributed and paid in December 2022.

On 31 December 2021, the company declared a dividend of S$2.2083 per ordinary share. The dividend is payable to its shareholders of record as of December 31, 2021. The dividend amount of US$11.7 million was partially distributed and paid in December 2023 amounting to US$10.5 million.

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

NOTE－13 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Income tax current year	10	529	500
Over provision for previous years	(50)	-	(270)
Deferred tax	(13)	-	-

Income tax expense (benefit)	(53)	529	230

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

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2023, 2022 and 2021 are as follows:

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Income before income taxes	1,686	1,557	2,031
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	287	265	345
Tax effect of non-taxable income	(443)	(62)	-
Tax effect of non-deductible items	156	339	156
Tax refund	(49)	-	(263)
Tax holiday	3	(13)	(8)
Other	(7)		-

Income tax expense (benefit)	(53)	529	230

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2023 and 2022:

	Financial Years ended December 31,
	2023	2022	2021
	$’000	$’000	$’000

Deferred tax asset:
Accelerated tax depreciation	11	8	8

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2023, 2022 and 2021 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2023.

NOTE－14 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial years ended December 31, 2023, 2022 and 2021, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2023	2022	2021
Nature of transactions	$’000	$’000	$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	150	-	414
- Purchases of goods	736	945	640
- Land rental	452	404	207
- Loan interest income	21	-	-

Multi Ways Equipment Sdn Bhd(2)
- Sale of goods	-	-	151

MWE Investment Pte Ltd(3)
- Sale of goods	-	11	-

Yin Zhan Holding Pte Ltd(4)
- Sale of goods	-	-	5
- Purchases of goods	-	413	81
- Other services income	7	-	-
Loan from director
- James Lim Eng Hock	9,881	-	-

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Ms. Maggie Lim and Mr. Nick Tan are the directors. Ms. Maggie Lim, Mr. Nick Tan and Mr. James Lim are the shareholders and hold 100% in Multi Ways Equipment Sdn Bhd.
(3)	Mr. James Lim, Ms Lee NG and Ms Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(4)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

NOTE－15 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended December 31, 2023, there was a single customer who accounted approximately for 12.1% of the Company’s revenues.

For the financial year ended December 31, 2022, there was a single customer who accounted approximately for 20.6% of the Company’s revenues.

For the financial year ended December 31, 2021, there was one single customer who accounted approximately for 28.8% of the Company’s revenues.

(a)	Major vendors

For the financial year ended December 31, 2023, 2022 and 2021, the vendor who accounted for 17.0%, 15.2% and 19.4% respectively, or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2023		2022		2021
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000%		$’000

Vendor A	17.0	-	15.2	-	19.4	2,325

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$75,000 (approximately US$55,465) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2023, bank and cash balances of approximately $7.1 million were maintained at financial institutions in Singapore, of which approximately $7.1 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for expected credit loss based on the estimated realizable value.

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

As of December 31, 2023 and 2022, there were no individual customers with outstanding balances that significantly contributed to the total consolidated accounts receivable.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2023 and 2022, the borrowings were at fixed interest rates.

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

NOTE－16 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2023 and 2022, the Company has no material commitments or contingencies.

NOTE－17 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2023, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

