Form 20-F
period 2024-12-31
Multi Ways Holdings Ltd
filed 2025-05-23
CIK 1941500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 33,330,000 ordinary shares issued and outstanding as of December 31, 2024.

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

☐ Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” refers to the Second Amended and Restated Memorandum of Association as adopted on October 20, 2024. and as supplemented, amended or otherwise modified from time to time.

●	“BVI” refers to the British Virgin Islands.

●	“Company” or “our Company” refers to Multi Ways Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on June 2, 2022.

●	“Companies Act” refers to the Companies Act (2021 Revision) of the Cayman Islands.

●	“Controlling Shareholder” refers to Mr. James Lim;

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“LTA” refers to the Land Transport Authority of Singapore.

●	“Mr. Cheon Kem Tan” refers to Mr. Cheon Kem Tan, our Financial Controller.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Mr. James Lim” refers to Mr. James Lim Eng Hock, our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder of our Company, and the spouse of Ms. Lee NG and the father-in-law of Mr. Nick Tan.

●	“Ms. Lee NG” refers to Ms. Lee Noi Geck, our Executive Director and Chief Administration Officer, and the spouse of Mr. James Lim and the mother-in-law of Mr. Nick Tan.

●	“Ms. Maggie Lim” refers to Ms. Lim Mei Jun, our Deputy Chief Executive Officer, and the spouse of Mr. Nick Tan and the daughter of Mr. James Lim and Ms. Lee NG.

●	“Mr. Nick Tan” refers to Mr. Tan Lu Chong, our Chief Operating Officer, and the spouse of Ms. Maggie Lim and the son-in-law of Mr. James Lim and Ms. Lee NG.

●	“Mr. Noon Huan” refers to Mr. Tan Noon Huan, our former Chief Financial Officer.

●	“Multi Ways SG” refers to Multi Ways Equipment Pte. Ltd, a company incorporated in Singapore on August 22, 2002 and an indirect wholly-owned subsidiary of our Company.

●	“MWE Holdings” refers to MWE Holdings Limited, a company incorporated in the BVI on June 15, 2022 and wholly-owned by our Company.

●	“MWE Investments” refers to MWE Investments Limited, a company incorporated in the BVI on June 1, 2022 and owned as to 97.0% and 3.0% by Mr. James Lim, being our Controlling Shareholder and Ms. Lee NG respectively.

●	“Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.00025 per share;

●	“Operating Subsidiary” refers to Multi Ways SG;

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to Singapore Contractors’ Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“WSH” refers to the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

●	“UAE” refers to the United Arab Emirates.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

Multi Ways Holdings Limited is a holding company with operations conducted in Singapore through its operating subsidiary in Singapore, using Singapore Dollars. Our reporting currency is the United States Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into U.S. Dollars were made at S$1.3722 to US$1.00 for the financial year ended December 31, 2022 amounts, S$1.3314 to US$1.00 for the financial year ended December 31, 2023 amounts and $1.3396 to US$1.00 for the financial year ended December 31, 2024 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

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

Risks related to Our Business and Industry

●	Our business is inherently susceptible to the cyclical fluctuations of the infrastructure, building construction, mining, offshore and marine and oil and gas industry worldwide and regionally, which our customers are operating in (on page 9).

●	We are affected by regional and worldwide political, regulatory, social and economic conditions in the jurisdictions in which we and our customers and suppliers operate and in the jurisdictions which we intend to expand our business in (page 9).

●	Our rental business is dependent on the l economic conditions in Singapore, and our revenue and profitability may be adversely affected if the demand for construction of infrastructure and/or buildings fall (on page 10).

●	We are dependent on the need to continually maintain a wide range of heavy construction equipment which are relevant to our customers’ needs (on page 10).

●	We are susceptible to fluctuations in the prices and quantity of available heavy construction equipment and construction equipment parts (on page 10).

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements (on page 11).

●	We are reliant on skilled labor (on page 11).

●	Our reputation and profitability may be adversely affected if there is prolonged equipment downtime (on page 11).

●	Our reputation and profitability may be adversely affected if there are major failures or malfunction in our heavy construction equipment sold or rented by our customers (on page 12).

●	We are exposed to disputes and claims arising from site accidents due to the usage of our heavy construction equipment (on page 12).

●	We may be affected if we are found to be in breach of any lease agreements entered into by us (on page 12).

●	Increased competition in the heavy construction equipment sales and rental business in Singapore and the region may affect our ability to maintain our market share and growth (on page 13).

●	We only have a limited number of customer groups and our business is significantly dependent on our major customer groups’ needs and our relationships with them. We may be unsuccessful in attracting new customers (on page 13).

●	We are exposed to the credit risks of our customers (on page 13).

●	We are dependent on our key suppliers for our supply of heavy construction equipment (on page 14).

●	Our business is subject to supply chain interruptions (on page 14).

●	We may be affected by an outbreak of other infectious diseases (on page 15).

●	We are exposed to risks arising from fluctuations of foreign currency exchange rates (on page 15).

●	We and/or our customers may not be able to obtain the necessary approvals or certifications for the use of our heavy construction equipment in various jurisdictions (on page 15).

●	We are subject to environmental, health and safety regulations and penalties, and may be adversely affected by new and changing laws and regulations (on page 16).

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions (on page 16).

●	We may require additional financing in the future to fund our purchase of heavy construction equipment and our future growth (on page 16).

●	We may be harmed by negative publicity (on page 17).

●	If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer (on page 17).

●	The war in Ukraine could materially and adversely affect our business and results of operations (on page 17).

●	We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events (on page 18).

●	We may not be able to successfully implement our business strategies and future plans (on page 18).

●	We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings (on page 18).

Risks related to our Ordinary Shares

●	We may not maintain the listing of our Ordinary Shares on the NYSE American Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions (on page 19).

●	The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors (on page 19).

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment. You may not realize a return on your investment in our shares and you may even lose your entire investment (on page 20).

●	Short selling may drive down the market price of our Ordinary Shares (on page 20).

●	If securities or industry analysts do not publish or publish inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline (on page 21).

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences (on page 21).

●	Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions (on page 21).

●	As a “controlled company” within the meaning of the NYSE American Company Guide, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies (on page 22).

●	As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American Company Guide (on page 22).

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law (on page 22).

●	Certain judgments obtained against us by our shareholders may not be enforceable (on page 23).

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies (on page 23).

●	We will incur increased costs after we cease to qualify as an emerging growth company (on page 23).

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses for us (page 24).

●	We are an “emerging growth company”, and the reduced disclosure requirements applicable to emerging growth companies may make our Ordinary Shares less attractive to investors (on page 24).

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

As of December 31, 2024 and 2023, we had inventories of $45.1 million and $36.7 million, respectively. Our sales and rental business rely on customer demand for our heavy construction equipment. Depending on the progress of technological development of heavy construction equipment, our existing heavy construction equipment may become prematurely obsolete or phased out. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Our aggregate sales generated from our top five customer groups amounted to approximately 32.7%, 35.8%, and 39.4% of our revenue for the financial years ended December 31, 2024, 2023, and 2022, respectively. In particular, sales to our largest customer amounted to approximately $4.8 million, representing approximately 15.6% of our total revenue, for the financial year ended December 31, 2024. Sales to our largest customer amounted to approximately $4.4 million, representing approximately 12.1% of our total revenue, for the financial year ended December 31, 2023. Sales to our largest customer amounted to approximately $7.9 million, representing approximately 20.6% of our total revenue, for the financial year ended December 31, 2022.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 68, 63 and 66 days for the financial years ended December 31, 2024, 2023 and 2022, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended December 31, 2024, 2023 and 2022, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We are dependent on our key suppliers for our supply of heavy construction equipment.

Since we commenced operations, we have maintained long-standing relationships with a reliable group of suppliers, from whom we source good quality and competitively priced construction equipment. Our equipment sales and rental business is dependent on our ability to obtain a supply of such good quality and reliable equipment from our suppliers at competitive prices. We consider suppliers that account for more than 10% of our total purchasing as major suppliers. We are dependent on one such major supplier, Vendor B, who accounted in aggregate for approximately 23.5% of our Group’s equipment purchases in the financial year ended December 31, 2024, nil in financial year ended December 31, 2023 and nil for financial year ended December 31, 2022. However, we are dependent on one such major supplier, Vendor A, who accounted in aggregate for approximately 8.6% of our Group’s equipment purchases in the financial year ended December 31, 2024, 17.0% of our Group’s equipment purchases in the financial year ended December 31, 2023, and 15.2% of our Group’s equipment purchases in the financial year ended December 31, 2022. As we generally do not have long-term supply contracts with our major suppliers, and the supply of heavy construction equipment is on an ad-hoc basis as and when such equipment is available for sale, there can be no assurance that we will have continued access to a sufficient supply of good quality new and used heavy construction equipment at competitive prices. In the event we are unable to obtain good quality equipment from our major suppliers at competitive prices, we may have to seek alternative sources from other suppliers and may be charged higher prices and will be subject to the quality of the equipment purchased from alternative suppliers whom we are not familiar with. In the event that we purchase inferior construction equipment from such alternative suppliers, our operations, reputation, profitability and financial performance may be materially and adversely affected.

Our business is subject to supply chain interruptions.

We work with third party logistic providers for the import, export and transportation of our heavy construction equipment. We rely on such third party service providers’ abilities to timely deliver our heavy construction equipment as part of the supply chain logistics. The factors that can adversely affect our operations include, but are not limited to:

●	interruptions to our delivery capabilities;

●	failure of third party service providers to meet our standards or their commitments to us; and

●	increasing transportation costs, shipping constraint or other factors that could impact cost, such as having to find more expensive service providers which may or may not be readily available.

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial years ended December 31, 2024, 2023, and 2022 respectively. However, any increased costs from delays, cancellations and insurance, or disruption to, or inefficiency in, the supply chain network of our third party service providers, whether due to geopolitical conflicts, outbreaks, or other factors, could affect our revenue and profitability. Please refer to the risk factor “The war in Ukraine could materially and adversely affect our business and results of operations” set out below in this annual report, for details on how these recent events have caused interruptions to our supply chain and impacted our operations. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.

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

Risks related to our Ordinary Shares

We may not maintain the listing of our Ordinary Shares on the NYSE American Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

Our Ordinary Shares are listed on the NYSE American Market under the symbol “MWG.” In order to continue listing our Ordinary Shares on the NYSE American Market, we must satisfy minimum financial and other continued listing requirements and standards, including those regarding director independence and independent committee requirements, minimum shareholders’ equity, minimum share price, and certain corporate governance requirements. There can be no assurance that we will continue to be able to comply with the NYSE American Company Guide, and we cannot assure you that our shares will continue to be listed on the NYSE American Market in the future.

If the NYSE American Market delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our Ordinary Shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;

●	reduced liquidity for our Ordinary Shares;

●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the NYSE American Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the NYSE American Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile and there may not be an active, liquid trading market for our Ordinary Shares, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

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

Our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder Mr. James Lim, through MWE Investments, indirectly controls approximately 61.8% of our issued and outstanding Ordinary Shares.

Accordingly, our Controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

As a “controlled company” within the meaning of the NYSE American Company Guide, we may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the NYSE American Company Guide, because one of our shareholders holds more than 50% of our voting power. As a result, we are eligible for certain exemptions from the corporate governance requirements of the NYSE American Market. We do not intend to rely on such exemptions, however, for so long as we remain a controlled company as defined under that rule, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules of the NYSE American Company Guide, including (1) the requirement that a majority of our board of directors must be independent directors, (2) the requirement that our director nominees must be selected or recommended solely by either a Nomination Committee comprised solely of independent directors or by a majority of the independent directors and (3) the requirement that we have a formal written charter or board resolution, as applicable, addressing the nominations process and such related matters as may be required under the federal securities laws. As a result, you may not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. These practices may afford less protection to shareholders than they would enjoy if we complied fully with NYSE American Company Guide.

As a foreign private issuer whose ordinary shares are listed on the NYSE American Market, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the NYSE American Company Guide. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NYSE American Company Guide with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in the Cayman Islands may afford less protection to holders of our Ordinary Shares. We currently follow our home country practices, in lieu of the NSYSE American requirements with regards to the requirement under Section 132 of the NYSE American Company Guide that companies listed on NYSE American Market shall release quarterly sales and earnings; and the Shareholder Approval Requirements under Section 711 to 713 of the NYSE American Company Guide, including but not limited to shareholder approval requirements with respect (a) the establishment (or material amendment to) a stock option or purchase plan or other equity compensation arrangement as specified in Section 711 of the NYSE American Company Guide; (b) the issuance of additional shares as sole or partial consideration for an acquisition of the stock or assets of another company in the circumstances specified in Section 712 of the NYSE American LLC Company Guide; and (c) the issuance of additional shares in connection with a transaction specified in Section 713 of the NYSE American LLC Company Guide, or that will result in a change of control of the Company..

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

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the NYSE American Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2024. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American Company Guide. If we become a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

As of the date of this annual report, our Group is comprised of the Company and its subsidiaries, MWE Holdings and Multi Ways SG.

Corporate Structure

Our Company was incorporated in the Cayman Islands on June 2, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$100,000 divided into 400,000,000 Ordinary Shares, par value US$0.00025 each. Our authorized share capital is currently US$2,500,000 divided into 10,000,000,000 Ordinary Shares, par value US$0.00025 each.

Organization Chart

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

Corporate Information

Our Company was incorporated in the Cayman Islands on June 2, 2022, under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$2,500,000 divided into 10,000,000,000 Ordinary Shares, par value US$0.00025 each.

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

4.B. Business Overview

Overview

We are a supplier of a wide range of heavy construction equipment for sales and rental in Singapore and the surrounding region. With more than two decades of experience in the sales and rental of heavy construction equipment business, we have established ourselves to be a reliable supplier of a wide variety of new and used heavy construction equipment to our customers from Singapore, Canada, Taiwan, Malaysia, Australia, UAE, Maldives, Indonesia and the Philippines. Our operation is based in Singapore.

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

On May 20, 2024, Mr. Tan Noon Huan provided notice of his intent to step down as the Financial Controller of the Company, effective June 14, 2024. Noon Huan resigned for personal reasons and not as a result of any disagreement with the Company or its independent registered public accountants on any matter relating to the Company’s financial or accounting operations, policies or practices. To fill the vacancy created by Noon Huan’s resignation, on June 3, 2024, the Board of Directors of the Company, the Nomination Committee of the Board, and the Compensation Committee of the Board appointed Mr. Tan Cheon Kem to serve as the Company’s Financial Controller, effective on June 3, 2024. The role of Financial Controller is that of an employee, and Cheon Kem is not a member of the Board.

On August 1, 2024, the Company issued 1,000,000 and 700,000 ordinary shares of the Company under Company’s 2023 Equity Incentive Plan to Lim Eng Hock, the Chief Executive Officer, Executive Director, and Chairman of the Board of the Company, and Lee Noi Geck, the Chief Administration Officer and Executive Director of the Company, respectively, as compensation for their continued service in the Company.

On September 6, 2024, the Company received a courtesy notice from NYSE Regulation indicating that its current low trading price raises concerns about the suitability of its ordinary shares for auction market trading. NYSE American routinely issues such notices to companies whose average share price falls below $1.00 over a 30-trading day period. While this notice does not have an immediate impact on the continued listing or trading of the Company’s ordinary shares, NYSE American may initiate delisting proceedings and suspend trading if the share price reaches levels deemed abnormally low, generally considered to be below $0.10, pursuant to Section 1003(f)(v) of the NYSE American Company Guide. The Company intends to take all reasonable actions to maintain compliance, which may include the implementation of a reverse stock split if necessary. However, there can be no assurance that the Company will be able to regain or maintain compliance with the listing standards.

On September 25, 2024, the Company issued 500,000 and 100,000 Shares under the Plan to Lim Mei Jun, the Deputy Chief Executive Officer of the Company, and Tan Lu Chong, the Chief Operating Officer of the Company, respectively, as compensation for their continued service in the Company. In addition, on September 25, 2024, the Company issued an additional 190,000 Shares under the Plan to certain other employees of the Company as compensation for their continued service in the Company. The shares were issued pursuant to a registration statement on SEC Form S-8 (Registration No. 275277).

On October 30, 2024, the Company adopted the 2024 Equity Incentive Plan (the “2024 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, Directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Incentive Plan, we are authorized to issue an aggregate of 3,000,000 Ordinary Shares.

On November 4, 2024, Mr. Chin Heng “Jimmy” Neo provided notice of his resignation as an independent director, a member to the Audit Committee and Compensation Committee, and the Chair of the Nomination Committee of the Board of Directors of the Company, effective immediately on November 4, 2024. Mr. Neo resigned for personal reasons and not as a result of any disagreement with the Company or on any matters relating to the Company’s Board of Directors’ operations. To fill the vacancy on the Board created by Mr. Neo’s resignation, the Company has appointed Mr. Kok Chuah Tan, to serve as the Company’s independent director, a member to the Audit Committee and Compensation Committee, and the Chair of the Nomination Committee of the Board of Directors of the Company, effective on November 11, 2024.

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

Our key customer base operates in the following key industries:

Industry	Key Geographic Location
Infrastructure and Building Construction	Singapore, Malaysia, Canada, Indonesia, Taiwan, USA and Pakistan

Mining	Canada, Australia and Indonesia

Oil and Gas	UAE

Marine	Indonesia

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

Our Equipment Sales Business

Our equipment sales business involves the sale of both new and used heavy construction equipment from our inventory, predominantly to our local or overseas customers in Singapore, Canada, Australia, UAE, Taiwan, Maldives, Indonesia and the Philippines.

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

Equipment sales business constitutes approximately 69.2%, 68.6%, and 83.9%. of our Group’s total revenue for the financial years ended December 31, 2024, 2023, and 2022 respectively. In the financial year ended December 31, 2024, our Group’s total revenue generated from equipment sales business is $21.5 million, of which approximately 39.9% and 60.1% are sales from the Singapore and overseas markets respectively. In the financial year ended December 31, 2023, our Group’s total revenue generated from equipment sales business was $24.7 million, of which approximately 42.4% and 57.6% were sales from Singapore and overseas markets respectively. In the financial year ended December 31, 2022, our Group’s total revenue generated from equipment sales business was $32.2 million, of which approximately 31.2% and 68.8% were sales from Singapore and overseas markets respectively.

Sales Process Flow

The process flow pertaining to our sales business activities can be generally illustrated diagrammatically as follows:

Purchase of equipment from suppliers
Customer inquiries for equipment purchases
Functionality testing, inspection and refurbishment of equipment
Delivery to customers

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

Customer Inquiries for Equipment Purchases

Through our commitment to deliver quality equipment which is customizable based on our customer’s needs, we have firmly established ourselves as a preferred equipment supplier to our customers. Our existing customers, together with potential new customers through referrals and through online inquiries via our website at https://www.multiways.com.sg, approach us with inquiries whenever they need to purchase heavy construction equipment for their projects. Subject to equipment availability and acceptable sales terms, our customers enter into sales agreement confirming their equipment purchases with us.

Functionality Testing, Inspection and Refurbishment of Equipment

Upon arrival of the equipment at our workshop in Singapore, our experienced maintenance service team conducts thorough inspections on every aspect of equipment functionality and usability. We have designated diagnostic testing and inspection checklists for different types of heavy construction equipment, as each type of equipment has different functionality testing and maintenance needs such as bulldozers, cranes, excavators, generators and compressors, wheel loaders and motor graders. For example, functionality testing and inspection of our bulldozers will involve visual checks on the general appearance of equipment, inspection of operator’s cockpit, testing of braking system and various engine parts such as the radiator, engine filter and exhaust system. Thereafter, our maintenance service team will note the various refurbishment or maintenance works required for specific equipment and schedule the approximate completion time for each of the works required. For used equipment, our maintenance service teams will proceed to conduct the necessary refurbishment, and maintenance works such as replacing worn parts, which is typically followed by a fresh coat of paint or paint touch-ups such that our equipment is visually pleasing.

Our team of technicians conducts a final round of testing and inspection of the refurbished equipment for functionality and usability after refurbishment and maintenance works are completed, prior to deliver to our customers, so as to maintain quality standards of our equipment to our customers.

Delivery to Customers

Our equipment sales team arranges shipments in accordance with the delivery schedule as required by our customers. As a one-stop shop for services offered to our overseas customers, we provide container packing services and arrange transportation to our customer’s desired port.

Warranty for new equipment is covered by the original equipment manufacturers. For used equipment, whilst we do not provide any warranty, we are dedicated to deliver equipment to the satisfaction of our customers.

Our Rental Business

Our rental business comprises the rental of our full suite of heavy construction equipment, mainly to customers within Singapore.

We have a comprehensive fleet of heavy construction equipment to support our customers who need to comply with regulations relating to the use and operation of heavy construction equipment, such as those stipulated by the MOM, BCA, HDB and LTA in Singapore. For example, our cranes deployed on LTA and HDB worksites must not exceed 15 years from the date of manufacture. Another example is that for HDB worksites, only HDB-approved crane erectors are allowed to operate cranes, and such cranes are required to be registered with the HDB. We have more than 30 cranes which are currently registered with the HDB and 14 of our employees are approved as crane operators and 6 of our employees are approved as crane erectors by the MOM.

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

Our rental business constitutes approximately 23.1%, 13.8%, and 9.9% of the Company’s total revenue for the financial years ended December 31, 2024, 2023, and 2022 respectively.

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

Services constitute approximately 7.7%, 17.6%, and 6.2% of the Company’s total revenue for the financial years ended December 31, 2024, 2023, and 2022, respectively.

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

Licenses and Certifications

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Letter from the MOM dated October 15, 2016 confirming Multi Ways SG’s Factory Notification status	MOM	-	Multi Ways SG

Became a member of the SCAL and was admitted to the Registry of the Singapore List of Trade Subcontractors (SLOTS)	SCAL	January 29, 2026	Multi Ways SG

BizSafe Level 4 Accreditation	WSH	January 29, 2026	Multi Ways SG

Additionally, 14 of our employees are crane operators qualified and certified by the MOM in Singapore to erect and operate cranes in Singapore. It’s our policy to renew of the above relevant certifications for our respective employees prior to their respective expiry dates and based on past experience, our Directors do not foresee any material difficulties in renewing the relevant certifications.

Awards and Accreditations

Throughout our operating history, our Group has received a number of awards and accreditations in recognition of our performance and quality products and services.

Year	Award	Organized / granted by	Recipient
2012 and 2008	Meritorious Defence Partner Award	Ministry of Defence, Singapore	Multi Ways SG

Workplace Health and Safety

Our Group’s business in Singapore is subject to various safety standards and regulations such as the Workplace Safety and Health Act (Chapter 354A), Workplace Safety and Health (General Provisions) Regulations, Workplace Safety and Health (Operation of Cranes) Regulations 2011 and the Work Injury Compensation Act (Chapter 354). Please refer to the “Regulatory Environment” section of this prospectus for more information.

We endeavor to implement and maintain a robust workplace safety and health management safety system, and have obtained on January 24, 2025 a certificate from WSH certifying that Multi Ways SG has fulfilled the requirements to obtain the Level 4 accreditation under BizSafe, which is a nationally recognized capability building program designed to help companies build workplace safety and health capabilities.

In particular, all our crane operators are required to obtain the requisite driving license and attend a crane operator course conducted by an accredited training provider recognized by the MOM before they can apply for a Crane Operator Certificate issued by the MOM. The Crane Operator Certificate is only issued after the operator attends and completes a crane operator course which covers safety procedures and basic knowledge on the key parts of a mobile crane. Other than the mandatory courses, we also encourage our crane operators to attend various courses on safety and technical skills to ensure that they are updated on new developments and requirements in the industry.

We consistently review our workplace safety and health system and implement additional measures and safe work procedures for our operations, including:

●	conducting risk assessments for non-routine activities;
●	implementing an in-house orientation program and assessment program for relevant newly hired employees;
●	implementing pre-lift meetings for the crane operator and lifting team to ensure that the crane operator has a better understanding of the intended load to be lifted, the effective radius of the mobile crane and the distance of the load;
●	establishing an emergency response procedure and communicating such procedure to all crane operators; and
●	establishing a checklist for the monthly workplace safety and health inspection conducted by our management.

We emphasize strongly on employee training and we conduct on-the-job training for our employees to equip them with the requisite knowledge and technical skills for the responsibilities and requirements of their jobs. Some of our employees undergo relevant certifications organized by government-appointed training centers where they become certified to operate and erect cranes in Singapore. Some of our employees also undergo workplace safety courses regularly, depending on their job requirements.

Sales and Marketing

Our sales and marketing team consisted of 5 full-time employees based in Singapore. Our Executive Director, Chairman and Chief Executive Officer, Mr. Eng Hock Lim, oversees our sales and marketing department.

One of our key channels for marketing is through word of mouth as our new customers are usually referred by our existing customers or business contacts. Our Executive Director, Chairman and Chief Executive Officer, Mr. Eng Hock Lim, has long-standing relationships with some of our major customers.

Our sales and marketing team is responsible for establishing and maintaining our customer relationships and securing orders from customers. Our team also communicates with our existing customers to understand their needs and market trends, so as to improve our product range. Through these regular contacts, our customers provide us with valuable feedback on industry trends and developments as well as their requirements. We also update customers on our fleet such as information on newly acquired cranes and their capabilities. We place strong emphasis on understanding the requirements of our customers and consistently providing them with reliable heavy construction equipment that meet their requirements. We consider customer feedback a valuable tool for improving our products and services. Our sales and marketing team is also responsible for handling customers’ complaints and any complaints arising from product defects or service quality and will relay such feedback internally to the relevant teams for follow-up.

Our management meets with our sales and marketing team regularly to review our sales performance and marketing strategies and targets. These regular meetings also allow our sales and marketing team to highlight issues or problems that they encounter and discuss strategies to resolve these issues or problems in a timely manner.

Inventory

For our equipment sales and rental business, we maintain an inventory of earth-moving equipment, material-handling equipment and road-building equipment as described in the “Business” section, which are in demand with our customers and hence easier to resell and rent.

We maintain minimal inventory of spare equipment parts for our refurbishment, maintenance and services business, as these spare equipment parts are easily available in the market.

As of the financial years ending December 31, 2024, December 31, 2023 and 2022, we had inventories of $45.1 million, $36.7 million and $31.4 million, respectively.

Employees

We employed 86 persons as of February 28, 2025, who were also all located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Litigation and Other Legal Proceedings

As of the date of this annual report, save for an ongoing proceeding described below, we are not party to any significant proceedings in Singapore. We are not aware of any legal proceedings of which we are a party outside of Singapore.

On November 20, 2024, Multi Ways SG filed a case against China Railway Tunnel Group Co., Ltd (Singapore Branch) for the claim amount of S$51,108.73. Multi Ways SG received a partial payment of $15,000 on December 9, 2024.

On April 28, 2025, Multi Ways SG filed a case against JJ Vista Mines Resources Pte Ltd for the claim amount of S$26,411.56.

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

Environmental Public Health Act

The Environmental Public Health Act 1987 of Singapore (the “EPHA”) is administered by the National Environment Agency (“NEA”) and regulates, among other things, the disposal and treatment of industrial waste and public nuisances. Under the EPHA, the Director- General of Public Health of Singapore (the “DGPH”) may, upon receipt of any information with respect to the existence of a nuisance liable to be dealt with summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA include any factory or workplace which is not kept in a clean state, any place where there exists or is likely to exist any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety. If the DGPH receives any information in respect of the existence of a nuisance liable to be dealt with under the EPHA, a nuisance order may be served on the person responsible for the nuisance prescribing the measures to be taken to remedy the nuisance. Any failure to comply with the nuisance order served is an offense and such person is liable upon conviction for a fine not exceeding S$10,000 for the first offense and to a further fine not exceeding S$1,000 for every day during which the offense continues after conviction.

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

Under the WSHA, it is the duty of any person who manufactures any machinery, equipment or hazardous substance (the “MEHS”), which includes, among other things, welding equipment, for use at work to ensure, so far as is reasonably practicable, that (a) information regarding the safe use of the MEHS is supplied for use at work (which should include precautions to be taken for the proper use and maintenance of such the MEHS, the health hazards associated with the MEHS and the information relating to and the results of any examinations or tests of the MEHS that are relevant to its safe use); (b) the MEHS are safe, and without risk to health, when properly used; and (c) the MEHS are examined and tested in compliance with the obligation imposed by paragraph (b). The duties imposed on any person in respect of the aforementioned shall (i) apply only if the MEHS are manufactured or supplied in the course of a trade or business carried on by the person (whether for profit or not); (ii) apply whether the MEHS are exclusively manufactured or supplied for use by persons at work; (iii) extend to the supply of the MEHS by way of sale, transfer, lease or hire and whether as principal or agent, and to the supply of the MEHS to a person for the purpose of supply to others; and (iv) not apply to a person by reason only that the person supplies the machinery or equipment under a lease-purchase agreement, conditional sale agreement or credit-sale agreement to another (“customer”) in the course of a business of financing the acquisition of the machinery or equipment by the customer from others. In the event any person contravenes the relevant provision in the WSHA that imposes the aforementioned duty on such person, that person is guilty of an offense, and liable on conviction (in the case of a natural person) for a fine not exceeding S$200,000 or imprisonment for a term not exceeding two years or both, or (in the case of a body corporate) for a fine not exceeding S$500,000.

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

Workplace Safety and Health (Construction) Regulations 2007 (the “WSHC”)

Part XV of the WSHC provide, among others, for the duty of the owner of a crane, an employee’s lift or a material handling machinery being used in a worksite to ensure that the crane, employee’s lift or material handling machine is of good construction, sound material and adequate strength, free from patent defects and properly maintained. It is the duty of the operator of a crane or material handling machinery being used in a worksite to ensure that the crane or machinery, as the case may be, is positioned or operated to be stable. Where the capacity of the crane used in a worksite is variable, a capacity chart which sets out the safe loads for various lengths of the job at various angles and radial distances shall be provided.

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

Workplace Safety and Health (General Provisions) Regulations (the “WSHR”)

More specific duties imposed by MOM on employers are laid out in the WSHR. Some of these duties include taking effective measures to protect persons at work from the harmful effects of any exposure to any biohazardous material that may constitute a risk to their health and ensuring that the employee has the necessary expertise for the work that he is engaged for and has implemented adequate safety and health measures.

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

Workplace Safety and Health (Operation of Cranes) Regulations 2011 (the “WSHR Crane Regulations”)

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

Similarly, crane contractors must be approved by the Commissioner to carry out installation, repair, alteration and dismantling of Cranes (“Operations”). Upon successful application, the applicant receives a certificate of approval which is valid for two years from the date of approval. Crane contractors must ensure that the Operations are carried out in accordance with a manufacturer’s manual which contains instructions on safe procedures for such operations, or where such manual is unavailable, ensure that the Operations are carried out under the immediate supervision of an authorized examiner. The said cranes cannot be used unless they have been tested and certified safe by an authorized examiner for the operations for which they are intended.

Workplace Safety and Health (Risk Management) Regulations (the “Risk Management Regulations”)

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

Workplace Safety and Health (Work at Heights) Regulations 2013 (the “Work at Heights Regulations”)

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

Factories (Operation of Cranes) Regulations (“Factories Regulations”)

Pursuant to the Factories Regulations, only crane contractors approved by the Chief Inspector are allowed to carry out installation, repair, alteration and dismantling of mobile cranes or tower cranes (the “Operations”). Crane contractors must first obtain approval from the Chief Inspector before they can undertake the jobs mentioned above. In addition, the owner of any mobile cranes or tower cranes must ensure that all of its cranes are tested and certified safe by an approved person for the operations for which they are intended. The said cranes cannot be used unless they have been tested and certified accordingly.

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

Under the WICA, every employer is required to insure and maintain insurance under approved policies with an insurer against all liabilities which he may incur under the provisions of the WICA in respect of all employees employed by him, unless specifically exempted. Further, every employer is required to maintain work injury compensation insurance for all employees engaged in manual work labor regardless of their salary level, as well as all employees doing non-manual work who earn S$2,100 or less a month. Failure to provide adequate insurance is an offense carrying a fine of up to S$10,000 or imprisonment for a term of up to 12 months, or both. For further information on our Group’s insurance policies, please refer to the section headed “Insurance”.

Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) is the main legislation governing employment in Singapore and is administered by the MOM. The Employment Act covers every employee who is under a contract of service with an employer and includes a workman (as defined under the Employment Act) but does not include, among others, any person employed in a managerial or executive position (subject to the exceptions set out below). The definition of “employee” under the Employment Act does not extend to freelance contractors who have entered into a contract for service. Accordingly, freelance contractors are not considered to be employees of our Group.

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

In addition to the core employment provisions of the Employment Act, Part IV of the Employment Act contains provisions relating to, among other things, working hours, overtime, rest days, holidays, annual leave, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service (“Part IV”). However, such Part IV provisions only apply to: (a) workmen earning basic monthly salaries of not more than S$4,500; and (b) employees (excluding workmen) earning basic monthly salaries of not more than S$2,600. An employer who breaches any provision of Part IV of the Employment Act is guilty of an offense and is liable on conviction for a fine not exceeding S$5,000, and for a second or subsequent offense a fine not exceeding S$10,000 or imprisonment for a term not exceeding 12 months or both.

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

In Singapore, the work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question. Foreign professionals, managers and executives earning a fixed monthly salary of at least S$5,000 (in all sectors except the financial services sector) and at least $5,500 (in the financial sector), with acceptable qualifications (such as a good university degree, professional qualifications or specialist skills) are eligible for an employment pass. The qualifying salaries increases for older and more experienced candidates. From September 1, 2023, in addition to meeting qualifying salary, employment pass candidates must also pass a points-based Complementarity Assessment Framework (“COMPASS”). Mid-level skilled staff earning a fixed monthly salary of at least S$3,000 (in all sectors except the financial services) and $3,500 (in the financial services sector) who possess a degree, diploma or technical certificate and have the relevant work experience may apply for an S-pass; and semi-skilled foreign workers from approved source countries working in, among others, the manufacturing sector may apply for a work permit.

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

Since July 1, 2023, enhanced medical insurance coverage to better protect employers from bearing large unexpected medical bills applies to all new Work Permit and S Pass applications and renewals. The enhanced coverage include (a) introduction of a co-payment element for employers and insurers for amounts above $15,000, up to an annual claim limit of $60,000, (b) standardization of allowable exclusion clauses (c) introduction of age-differentiated premiums and (d) requirement for insurers to reimburse hospitals directly upon the admissibility of the claim.

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

Central Provident Fund Act

The Central Provident Fund (“CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the Central Provident Fund Act 1953 of Singapore (the “CPFA”), an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

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

Customs regulations

Goods exported from Singapore are regulated under the Customs Act 1960 of Singapore (the “Customs Act”). To export goods from Singapore, the exporter is required to declare the goods to Singapore Customs, a department under the Ministry of Finance, which is the lead agency for trade facilitation and revenue enforcement. The Singapore Goods and Services Tax (the “GST”) is not levied on goods exported from Singapore. A Customs export permit is required for, among other things, the export of locally manufactured goods or local GST paid goods, the export of goods from free trade zones, dutiable goods from licensed warehouses and non-dutiable goods from a zero-rated warehouse. The exporter will be the party that issues the commercial invoice to his overseas customer. Exporters who intend to engage in import and/or export activities in Singapore or appoint a declaring agent to apply for Customs import, export and transshipment permits or certificates will need to activate their Customs Account with Singapore Customs, further to which a declaring agent may be appointed to apply for Customs permits on their behalf. Declaring agents have to be registered with the Singapore Customs.

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

C. Organizational structure

Our Company was incorporated in the Cayman Islands on June 2, 2022 under the Companies Act as an exempted company with limited liability. Our authorized share capital is currently US$2,500,000 divided into 10,000,000,000 Ordinary Shares, par value US$0.00025 each.

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

A description of Multi Ways SG’s leased real properties is below:

Location	Usage	Lease Period	Rent	Approximate area
16 Pioneer Sector 2 Singapore 628377	Manufacture, fabricate, repair and service crane hoist forklifts, machines, heavy equipment, engineering and services and storage	3 years from August 2, 2023	S$43,700 per month (excluding GST)	1,643.2 square meters

3E Gul Circle Singapore 629633	Business of Multi Ways SG	24 months from June 1, 2023	S$50,000 per month (excluding GST)	2,390 square meters

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

For the years ended December 31, 2024 and 2023

For the financial years ended December 31, 2024 and 2023, our net revenue amounted to approximately $31.1 million and approximately $36.0 million, respectively, of which equipment sales accounted for approximately $21.5 million in 2024 and $24.7 million in 2023, respectively. Rental accounted for approximately $7.2 million in 2024 and approximately $5.0 million in 2023, respectively and services revenue accounted for approximately $2.4million in 2024 and approximately $6.4 million in 2023, respectively.

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

●	Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 32.7% and approximately 35.8% of our revenue for the financial years ended December 31, 2024 and 2023, respectively. In particular, sales to our largest customer amounted to approximately $4.8 million, representing approximately 15.6% of our revenue for the financial year ended December 31, 2024.

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

●	Fluctuations in the cost of our revenues - Finished goods are the largest part of our cost of revenue, where the cost of revenue are representing approximately 68.7% and approximately 76.0% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively.

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

The prices at which we purchase such finished goods are determined by the demand and supply forces in this industry, as well as our bargaining power with our suppliers. At the end of December 31, 2024 and 2023, the majority of our finished goods were commonly available from the market, but our cost of procurement increased significantly due to the inflationary cost pressure, labor shortages, supply chain delay and disruption during the COVID-19 pandemic. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. We expect continued fluctuations in the cost of finished goods to affect our margins.

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

5.A. Operating Results.

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Results of Operations Data

	Financial Years Ended December 31
	2024		2023		2022
	S$’000	US$’000	S$’000	US$’000	S$’000	US$’000

Revenues	41,447	31,066	48,074	36,016	52,927	38,359
Net (loss)/income	(3,807)	(2,854)	2,327	1,739	1,419	1,028

Basic and diluted net (loss)/income per Ordinary Share	(0.12)	(0.09)	0.07	0.06	0.06	0.04
Weighted average number of Ordinary Shares outstanding (‘000)	31,762	31,762	29,284	29,284	24,800	24,800

(1)	Calculated at the rate of S$1.3422 (as relates to December 31, 2024) S$1.3348 (as relates to December 31, 2023), and S$1.3798 (as relates to December 31, 2022), as set forth as the Company’s internal exchange rate.

Revenue

As set forth in the following table, during the financial years ended December 31, 2024, 2023, and 2022, our revenue was derived from the sale of heavy construction equipment, rental and services in our equipment sales, rental and services serving the infrastructure, building construction, mining, offshore and marine, and oil and gas industries:

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%

Sales of heavy construction equipment, rental and services
Equipment Sales	21,487	69.2	24,695	68.6	32,202	83.9
Rental	7,172	23.1	4,953	13.8	3,803	9.9
Services(1)	2,407	7.7	6,368	17.6	2,354	6.2

Total	31,066	100.0	36,016	100.0	38,359	100.0

(1) Services mean refurbishment and servicing, troubleshooting and repair, transportation and erection, crane operation and machinery cleaning.

For the years ended December 31, 2024 and 2023

Our total revenue decreased by approximately $5.0 million or approximately 13.7% to approximately $31.1 million for the year ended December 31, 2024 from approximately $36.0 million for the financial year ended December 31, 2023. Such decreased was mainly attributable to the decrease demand in our equipment sales of approximately $3.2 million and decreased in Service revenue of approximately $4.0 million as a result of demand for equipment and services were weakened generally but mitigated by increased of approximately $2.2 million in Rental revenue.

For the financial years ended December 31, 2024 and 2023, our net loss and income amounted to approximately $2.9 million and approximately $1.8 million, respectively. Such decrease was mainly attributable to impairment loss on accounts receivables approximately $0.5 million, impairment loss on inventory approximately $0.9 million, share-based compensation approximately $1.2 million and pre-IPO expenses approximately $0.5 million.

Comparison of operating results for the financial years ended December 31, 2023 and 2022

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

For the financial years ended December 31, 2023 and 2022, our net income amounted to approximately $1.7 million and approximately $1.0 million, respectively. Such increase was largely derived from the gain on disposal of property and equipment and the gain on early termination on lease liability of approximately $5.0 million and approximately $0.1 million respectively, the reduce in selling & distribution expenses and income tax expenses of approximately $0.6 million and $0.6 million respectively, and was offset by the decrease in gross profits approximately $1.1 million, the increase of administrative expenses and interest expense of approximately $4.0 million and approximately $0.4 million respectively.

Revenue by geographical locations

During the financial years ended December 31, 2024, 2023, and 2022, the customers for our equipment sales, rental and services were mainly located in Singapore and Australia. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2024, 2023, and 2022:

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%

Singapore
Equipment Sales	8,565	47.9	10,467	60.1	10,053	63.6
Rental	7,111	39.8	4,953	28.4	3,803	24.1
Services	2,199	12.3	2,010	11.5	1,955	12.3

Total	17,875	100.0	17,430	100.0	15,811	100.0

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%
Canada
Equipment Sales	4,842	100.0	-	-	-	-
Rental	-	-	-	-	-	-
Services	-	-	-	-	-	-

Total	4,842	100.0	-	-	-	-

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%
Australia
Equipment Sales	687	94.4	6,728	99.9	9,035	99.8
Rental	-	-	-	-	-	-
Services	41	5.6	9	0.1	21	0.2

Total	728	100.0	6,737	100.0	9,056	100.0

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%

Other Countries (1), individually less than 10%
Equipment Sales	7,393	97.1	7,500	63.3	13,114	97.2
Rental	61	0.8	-	-	-	-
Services	167	2.1	4,349	36.7	378	2.8

Total	7,621	100.0	11,849	100.0	13,492	100.0

(1) “Other Countries” means Maldives, Indonesia, Taiwan, Malaysia, Thailand, Vietnam, Philippines, and Middle East.

Singapore

For the years ended December 31, 2024 and 2023

The revenue in Singapore increased by approximately $0.4 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the increase in demand from local customers.

For the years ended December 31, 2023 and 2022

The revenue in Singapore increased by approximately $1.6 million for the financial year ended December 31, 2023, as compared to the corresponding financial year ended December 31, 2022, which was primarily attributable to the increase in demand from local customers.

Canada

For the years ended December 31, 2024 and 2023

The increase in revenue in Canada by approximately $4.8 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the increase in demand from new customers.

For the years ended December 31, 2023 and 2022

There was no revenue derived in Canada for the financial year ended December 31, 2023, as compared to the corresponding financial year ended December 31, 2022.

Australia

For the years ended December 31, 2024 and 2023

The decrease in revenue in Australia by approximately $6.0 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023.

For the years ended December 31, 2023 and 2022

The decrease in revenue in Australia by approximately $2.3 million for the financial year ended December 31, 2023, as compared to the corresponding financial year ended December 31, 2022.

Other Countries

For the years ended December 31, 2024 and 2023

Revenues from other countries decreased by approximately $4.2 million, which was primarily due to lower demand from new and recurring customers among various countries.

For the years ended December 31, 2023 and 2022

Revenues from other countries decreased by approximately $1.6 million, which was primarily due to lower demand from new and recurring customers among various countries.

Cost of revenues

For the years ended December 31, 2024 and 2023

During the financial years ended December 31, 2024 and 2023, our cost of revenues decreased by approximately $6 million or approximately 22% to approximately $21.4 million for the financial year ended December 31, 2024 from approximately $27.4 million for the financial year ended December 31, 2023. Such decrease was mainly attributable to the decrease in cost of revenues of approximately $6.8 million as a result of weaken demand in our equipment sales but offset by increase in cost of revenues on services of approximately $0.5 million in 2024.

For the years ended December 31, 2023 and 2022

During the financial years ended December 31, 2023 and 2022, our cost of revenue decreased by approximately $1.3 million or approximately 4.4% to approximately $27.4 million for the financial year ended December 31, 2023 from approximately $28.6 million for the financial year ended December 31, 2022. Such decrease was mainly attributable to the decrease for the demand in our equipment sales of approximately $1.5 million and offset the increase in Services of approximately $0.3 million in 2023.

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%

Equipment Sales	17,411	81.5	24,203	88.4	25,744	90.0
Rental	784	3.7	558	2.0	597	2.0
Services	3,158	14.8	2,605	9.6	2,276	8.0

Total	21,353	100.0	27,366	100.0	28,617	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the financial years ended December 31, 2024, 2023, and 2022:

	Financial Years Ended December 31,
	2024		2023		2022
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	US$’000%		US$’000%		US$’000%

Equipment Sales	4,076	19.0	491	2.0	6,458	20.1
Rental	6,388	89.1	4,394	88.7	3,206	84.3
Services	(751)	-	3,765	59.1	78	3.3

Total	9,713	31.3	8,650	24.0	9,742	25.4

For the years ended December 31, 2024 and 2023

Our total gross profit amounted to approximately $9.7 million and approximately $8.7 million for the financial years ended December 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 31.3% and approximately 24.0% for the financial years ended December 31, 2024 and 2023, respectively. Our total gross profit increased during the financial years ended December 31, 2024 and 2023, which was generally attributable to the higher margin from products mixtures.

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

.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2024, 2023, and 2022:

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%

Advertisement and promotion	25	1.5	15	1.6	26	1.7
Freight costs	1,313	76.3	645	67.8	1,343	89.4
Transportation and travelling	382	22.2	292	30.6	133	8.9

Total	1,720	100.0	952	100.0	1,502	100.0

For the years ended December 31, 2024 and 2023

The selling and distribution expenses were approximately $1.7 million and approximately $1.0 million for the financial years ended December 31, 2024 and 2023, respectively, representing approximately 5.5% and approximately 2.6% of our total revenue for the corresponding financial years.

The increase of expenses were mainly attributable to rental of storage space to accommodate the equipment approximately $0.4 million.

For the years ended December 31, 2023 and 2022

The selling and distribution expenses were approximately $1.0 million and approximately $1.5 million for the financial years ended December 31, 2023 and 2022, respectively, representing approximately 2.6% and approximately 3.9% of our total revenue for the corresponding financial years.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2024, 2023, and 2022:

	Financial Years Ended December 31,
	2024		2023		2022
	US$’000%		US$’000%		US$’000%

Depreciation of plant and equipment	397	4.5	907	8.4	800	11.9
Depreciation of right-of-use assets	812	9.3	866	8.0	828	12.3
Salaries and related costs	4,920	56.3	4,793	44.5	3,916	58.0
Repair and maintenance	28	0.3	71	0.7	42	0.6
Upkeep of motor vehicles	203	2.3	199	1.8	214	3.2
Professional fees	1,068	12.2	3,047	28.3	115	1.7
Impairment loss on account receivable	532	6.1	151	1.4	201	3.0
Impairment loss on other assets	223	2.6	-	-	-	-
Others	552	6.4	742	6.9	629	9.3

Total	8,735	100.0	10,776	100.0	6,745	100.0

For the years ended December 31, 2024 and 2023

Administrative expenses were approximately $8.7 million and approximately $10.8 million for the financial years ended December 31, 2024 and 2023, respectively, representing approximately 28.1% and approximately 29.9% of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees, directors’ remuneration and directors’ fees. The staff costs of our Group were at approximately $4.9 million and approximately $4.8 million for the financial years ended December 31, 2024 and 2023, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Professional fees were mainly comprised of IPO expenses, consultancy advisory, legal fees and audit fees.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, insurance, entertainment, property tax, vehicles upkeep and other miscellaneous expenses.

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

Other Income, Net

The following table sets forth the breakdown of our other income (expense) for the financial years ended December 31, 2024, 2023, and 2022:

	Financial Years Ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Gain on disposal of plant and equipment	50	5,161	2
Interest income	220	57	*
Interest expenses	(1,505)	(1,105)	(748)
Government grants	21	22	81
Dividend income	13	16	7
Foreign exchange (loss)	(219)	(43)	(93)
Others	194	656	813

Total	(1,226)	4,764	62

* These figures are immaterial.

For the years ended December 31, 2024 and 2023

Interest expenses were approximately $1.5 million and $1.1 million for the financial years ended December 31, 2024 and 2023 from our bank loans and financing facilities.

We reported the net foreign exchange loss of approximately $0.2 million in 2024 and approximately $0.04 million in 2023.

Jobs Support Scheme is an initiative introduced by the Singapore Government as a business support package to provide help for workers and businesses hit by Covid-19 restriction, such incentive scheme has been extended for another 6 months until September 2023. Our Jobs Scheme income is Nil and approximately $0.01 million for the financial years ended December 31, 2024 and 2023 respectively.

For the years ended December 31, 2023 and 2022

Interest expenses were approximately $1.1 million and $0.7 million for the financial years ended December 31, 2023 and 2022 from our bank loans and financing facilities.

We reported the net foreign exchange loss of approximately $0.04 million in 2023 and approximately $0.09 million in 2022.

Jobs Support Scheme is an initiative introduced by the Singapore Government as a business support package to provide help for workers and businesses hit by Covid-19 restriction, such incentive scheme has been extended for another 6 months until September 2023. Our Jobs Scheme income amounted to approximately $0.01 million for both the financial years ended December 31, 2023 and 2022 respectively.

Income Tax Expenses (Benefit)

For the years ended December 31, 2024 and 2023

During the financial years ended December 31, 2024 and 2023, our income tax expense was comprised of our current tax expense and deferred tax for the financial year.

For the financial year ended December 31, 2024, our income tax expense was nil and our effective tax rate was nil % due to tax overprovided from previous years.

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

Net loss/Income

For the years ended December 31, 2024 and 2023

As a result of the foregoing, our net loss and net income amounted to approximately $2.9 million and approximately $1.8 million for the financial years ended December 31, 2024 and 2023, respectively.

For the years ended December 31, 2023 and 2022

As a result of the foregoing, our net income amounted to approximately $1.8 million and approximately $1.0 million for the financial years ended December 31, 2023 and 2022, respectively.

5.B. Liquidity and Capital Resources.

Balance Sheet Data:

	As of December 31 ,
	2024		2023
	S$’000	US$’000	S$’000	US$’000

Cash and cash equivalents	4,364	3,258	9,417	7,073
Working capital	27,053	20,195	27,819	20,903
Total assets	93,201	69,575	77,212	58,001
Total liabilities	66,295	49,490	48,163	36,174
Total shareholders’ equity	26,905	20,085	29,049	21,827

(1)	Calculated at the rate of S$1.3396 as related to December 31, 2024, and S$1.3314 as related to December 31, 2023, as set forth as the Company’s internal exchange rate.

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

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2024, 2023, and 2022:

	Financial Years Ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Cash and cash equivalents as at beginning of the year	7,073	1,003	1,533

Net cash (used in) provided by operating activities	(12,910)	55	910
Net cash generated from (used in) investing activities	26	6,810	(1,140)
Net cash generated from (used in) financing activities	9,222	(875)	(296)
Effect on exchange rate change on cash and cash equivalents	(153)	80	(4)

Net change in cash and cash equivalents	(3,815)	6,070	(530)

Cash and cash equivalents as at end of the year	3,258	7,073	1,003

Cash flows from operating activities

For the years ended December 31, 2024

For the financial year ended December 31, 2024, our net cash used in operating activities was approximately $12.9 million, which primarily consisted of our net loss before tax of approximately $3.2 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $1.2 million; (ii) inventories written down of approximately $0.9 million; (iii) equity incentive expenses of approximately $1.2 million; iv) the increase in accounts payables and accrued liabilities of approximately $2.0 million ; v) increase on impairment loss on accounts receivable and advance to supplier of approximately $0.7 million and vi) the increase of customers deposits of approximately $2.5 million and partially offset by (a) the increase in accounts receivable of approximately $1.3 million; (b) the increase in inventories of approximately $9.3 million; and (c) the increase in deposit, prepayment and other receivable of approximately $7.7 million.

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

Cash flows from investing activities

For the years ended December 31, 2024

For the financial year ended December 31, 2024, our net cash generated from investing activities was $0.03 million, primarily consisting of the proceeds from disposal of property, plant and equipment approximately $0.5 million and proceeds of disposal of investment available for sales approximately $0.2 million but offset by purchase of property, plant and equipment approximately $0.6 million.

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

Cash flows from financing activities

Our cash flows generated from financing activities primarily consists of the proceeds from share issuance, repayment of borrowings, payment for capital portion of lease liabilities, payment of dividend, and loan from director

For the years ended December 31, 2024

For the financial year ended December 31, 2024, our net cash generated from financing activities of approximately $9.2 million, which mainly consisted of proceeds from bank borrowing of approximately $39.4 million and proceeds from lease liabilities of approximately $5.7 million but offset by repayment of bank borrowings approximately $31.8 million and repayment of lease liabilities approximately $4.2 million.

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

Accounts receivable, net

For the years ended December 31, 2024 and 2023

Our net accounts receivable increased to approximately $6.2 million as of December 31, 2024 from approximately $5.3 million as of December 31, 2023. The increase was primarily attributable to sales generated from few new and existing customers.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer-aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2024	2023
	US$’000	US$’000

Within 30 days	1,562	1,521
Between 31 and 60 days	886	779
Between 61 and 90 days	829	581
Between 91 and 120 days	469	661
Over 120 days	2,435	1,799

Total	6,181	5,341

Movements in the allowance for impairment of accounts receivable are as follows:

	As of December 31,
	2024	2023
	US$’000	US$’000

Beginning of the financial year	403	284
Add: Provision for estimated credit losses	532	145
Less: Estimated credit losses no longer required	(58)	-
(Less)/Add: Currency translation differences	(4)	(26)

End of the financial year	873	403

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable is related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. The ECL rate is calculated based on historical loss rates of the industry in which our customers operate and the ageing of the accounts receivable.

Accounts payable

For the years ended December 31, 2024 and 2023

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable approximately $6.9 million as of December 31, 2024 and approximately $4.8 million as of December 31, 2023. We generally pay our accounts payable within 30 days of receipt of invoice. Our average payables turnover days remained relatively stable and amounted to approximately 100 days and approximately 64 days for the financial years ended December 31, 2024 and 2023, respectively.

We did not have any material default in payment of accounts payable during the financial years ended December 31, 2024 and 2023.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditure and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay the majority of our inventory purchases, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of December 31, 2024:

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
	$ ‘000	$ ‘000	$ ‘000	$ ‘000	$ ‘000

Operating lease commitment	9,267	4,581	4,686	-	-
Bank loan repayment	12,641	12,641	-	-	-

Total obligations	21,908	17,222	4,686	-	-

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Bank Indebtedness

	Terms of	Annual interest	As of December 31,
Bank Borrowings	repayments	rate	2024	2023
			US$’000	US$’000

Term loans	2 to 5 years	2.5% - 3.5%	428	1,521
Trust receipts	Within 12 months	6.34%	12,213	3,498
Bank overdraft	Within 12 months	-%	-	-
Mortgage loan	10 years	-%	-	-

Total			12,641	5,019

As of December 31, 2024 and 2023, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.5 % to 3.5 % and are repayable in 12 months to 5 years.

The Company’s bank borrowings currently are guaranteed by personal guarantees from Mr. James Lim and Ms. Lee NG. Certain bank had waived for the directors personal guarantees and substituted by company corporate guarantee and certain banks approval for waiver of personal guarantee are on-going.

Capital commitments

As of December 31, 2024 and 2023, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2024, we have not entered into any material off-balance sheet transactions or arrangements.

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

As of the date of this annual report, we have registered the trademark in Singapore.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for expected credit loss on accounts and other receivables, impairment loss on inventories and impairment of long-lived assets.

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

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the specific identification method, as each inventory item is considered a distinct unit. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	Over the remaining lease term
Leasehold improvement	Over the remaining lease term
Plant and machineries	10 years
Motor vehicles	5 to 10 years
Office equipment, and furniture and fittings	3 to 10 years

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

Equipment rental business is governed by our standard rental contract. The Company accounts for the rental of heavy construction equipment as operating leases under ASC 842. Lease income is recognized on a straight-line basis over time throughout the lease term, as the Company satisfies its performance obligations by making the equipment available for use by the customer throughout the lease period. The Company determines that lease payments are reasonably collectible before recognizing lease income. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location, ensure that our heavy construction equipment is ready for use, and ensure that our heavy construction equipment is available for use over the life of the lease contract. Our rental contract periods are varied, ranges from days to years, hinges on the customers’ requirements.

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

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial years ended December 31, 2024, 2023, and 2022.

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

For the financial years ended December 31, 2024, 2023, and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024, 2023, and 2022, the Company did not have any significant unrecognized uncertain tax positions.

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

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2024, 2023, and 2022, the Company has one reporting business segment.

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

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,651) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, bank and cash balances of approximately $3.3 million were maintained at financial institutions in Singapore, of which approximately $3.1 million was subject to credit risk.

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

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, loans receivable, amount due to a related party, accounts payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

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

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. Management has evaluated and concluded no material impact of this to the financial statements.

In October 2023, the FASB issued Accounting Standards Updates (“ASU”) No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”). This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its consolidated financial statements, but does not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and required more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Management has evaluated and concluded no material impact of this to the financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

Impact of Inflation

In accordance with the Monetary Authority of Singapore, the year-over-year percentage changes in the consumer price index for 2024 and 2023 were 2.7% and 4.2%, respectively. The rate of inflation in Singapore as of February 2025 was 0.6% and is expected to allow to an average of 1.0% - 2.0%, such inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we not be affected by such inflationary pressures in Singapore or globally in the future. In the event that the inflationary pressures continue to increase to any material extent, we may pass along increased costs to our customers, which could result in loss of sales and loss of customers, and adversely impact our margins and results of operations.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Mr. “James” Lim Eng Hock	67	Executive Director, Chairman and Chief Executive Officer
Ms. Lee NG	67	Executive Director and Chief Administration Officer
Ms. “Maggie” Lim Mei Jun	41	Deputy Chief Executive Officer
Mr. Lu Chong Tan	44	Chief Operating Officer
Mr. Cheon Kem Tan	52	Financial Controller
Mr. Chin Hoong Chan	37	Independent Director
Mr. Gang Wong	54	Independent Director
Mr. Kok Chuah Tan	52	Independent Director

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

Mr. Nick Tan obtained an Honours in Economics and Management in SIM University, Singapore – University of London.

Mr. Cheon Kem Tan is our Financial Controller. Mr. Cheon Kem Tan is responsible for the financial reporting of the Company, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax and indirect tax submissions. Mr. Tan is an experienced finance professional who previously served as the Group Finance Manager and Head of Department at Seiko Wall Pte Ltd. With over 20 years of extensive experience in finance, accounting, auditing, and taxation, Mr. Tan oversees the financial, accounting, auditing, and taxation functions for the Group and its subsidiaries. Before joining Seiko Wall, Mr. Tan worked as an auditor with Grant Thornton, where he honed his auditing skills. He then progressed through various finance positions at Union Gas Holdings Ltd, NSL Fuel Management Services Pte Ltd (a subsidiary of NSL Ltd), Raffles Marina Ltd (another subsidiary of NSL Ltd), Top Global Ltd, Sunmoon Food Company Ltd, and ACMA Ltd. His diverse experience across these organizations has equipped him with a broad skill set and a deep understanding of financial management in different business environments. Mr. Tan’s expertise and leadership have been pivotal in driving the financial strategy and operations at Seiko Wall Pte Ltd, ensuring compliance, accuracy, and strategic financial planning across the Group. His proven track record, coupled with his professional qualifications, makes him a significant asset to the company. Mr. Tan is a graduate of the Association of Chartered Certified Accountants (ACCA, UK) and a chartered accountant with the Institute of Singapore Chartered Accountants (ISCA). He is also an associate member of the Chartered Valuer and Appraiser (CVA) Singapore, specializing in business valuation.

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

Mr. Gang Wong serves as chairman of the compensation committee and as a member of the audit and nomination committees. Mr. Wong has over 25 years of experience in legal professional services, advising clients on transactions relating to corporate merger and acquisitions, capital markets and initial public offerings. He worked as a legal associate in Shook Lin & Bok LLP from May 1996 to April 1998 and Ang & Partners from July 1998 to January 2000. He re-joined Shook Lin & Bok LLP in February 2000 as a legal associate and has been a partner since January 2002. Mr. Wong is currently a partner and the Head of China Desk in Shook Lin & Bok LLP.

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

Mr. Kok Chuah Tan serves as chairman of the nomination committee and as a member of the audit and compensation committees. Mr. Tan is an experienced business owner and involved in the real estate as well as business solutions industry. He is currently the key executive officer of Raffles Developments Pte Ltd, a director of Key Global Projects Pte Ltd, and a director of Key Global Pte Ltd. As Raffles Developments Pte Ltd’s key executive officer, Mr. Tan manages a team of real estate agent to negotiate contracts and handle complex real estate transactions in which he strives to provide excellent customer service and business property-related solutions to clients. He founded Key Global Pte Ltd in 2020 in response to the escalating demand and growing intricacies within the realm of business merger & acquisitions. Mr. Tan also worked for Greencast Pte Ltd for four years as their managing director, in which he led a team from NUS, and spearheaded the production of commercialized NUS construction products in Singapore, specifically ECOWALL products that utilize recycled building material aggregates. Mr. Tan’s extensive experience within the industry and his unique portfolio expanding throughout the business industry will make him a significant asset to the company. Mr. Tan has a diploma in electronics, communications and computer engineering from Singapore Polytechnic.

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

Ms. Maggie Lim, our Deputy Chief Executive Officer, is the daughter of Mr. James Lim and Ms. Lee NG.

Mr. Nick Tan Lu Chong, our Chief Operating Officer, is the spouse of Ms. Maggie Lim.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended December 31, 2024, we paid an aggregate of approximately S$1.1 million ($0.8 million) in cash to our Executive Directors and Executive Officers. For the financial year ended December 31, 2023, we paid an aggregate of approximately S$1.0 million (US$0.8 million) in cash to our Executive Directors and Executive Officers.

Equity Incentive Plans

The 2023 Incentive Plan

On October 19, 2023, the Company adopted the 2023 Equity Incentive Plan (the “2023 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, Directors and consultants to incentivize their performance and align their interests with ours. Under the 2023 Incentive Plan, we are authorized to issue an aggregate of 3,000,000 Ordinary Shares. As of the date of this prospectus, no Ordinary Shares have been granted and outstanding.

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

Eligibility. Employees, Directors and Executive Officers and the consultants of our company are eligible to participate pursuant to the terms of the 2023 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of Ordinary Shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

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

As the date of this annual report, the Company has issued 2,490,000 Ordinary Shares under the 2023 Incentive Plan.

The 2024 Incentive Plan

On October 30, 2024, the Company adopted the 2024 Equity Incentive Plan (the “2024 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, Directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Incentive Plan, we are authorized to issue an aggregate of 3,000,000 Ordinary Shares.

Types of Awards. The 2024 Incentive Plan will permit the awards of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and/or performance compensation awards.

Plan Administration. The 2024 Incentive Plan will be administered by the Compensation Committee of the Board or any other committee appointed by the Board to administer this Plan (or if no Committee is appointed, the Board). The plan administrator is entitled to determine the participants who are to receive awards, the number of awards to be granted, and the terms and conditions of each award grant.

Eligibility. Employees, Directors, Executive Officers and the consultants of our company will be eligible to participate pursuant to the terms of the 2024 Incentive Plan.

Conditions of Award. The plan administrator shall determine the participants, types of awards, numbers of Ordinary Shares to be covered by awards, terms and conditions of each award, and provisions with respect to the vesting schedule, settlement, exercise, repurchase, cancellation, forfeiture, restrictions, limitations or suspension of awards.

Term of Award. The term of each award shall be fixed by the administrator and is stated in the award agreement between recipient of an award and us. No award shall be granted under the 2024 Incentive Plan after ten years from the date this Proposal is approved.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which will be set forth in the award agreement.

Transfer Restrictions. Unless otherwise determined by the administrator of the 2024 Incentive Plan, no award and no right under any such award shall be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment, or similar process.

As the date of this annual report, the Company has yet to issue any Ordinary Shares through the 2024 Incentive Plan.

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

Employment Agreement between Mr. Cheon Kem Tan and Multi Ways SG

Effective June 3, 2024, the Company and Mr. Cheon Kem Tan entered into an employment agreement, pursuant to which, Mr. Cheon Kem Tan is entitled to an annual salary of S$108,000 (approximately $80,400) for his services as the Financial Controller of the Company. His employment has an initial term until his earlier death, resignation or removal.

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

Under the Directors’ Agreements, the aggregate annual salary that is payable to our Independent Directors is S$25,000 to Mr. Chin Hoong Chan, $22,000 to Mr. Kok Chuah Tan and S$22,000 to Mr. Gang Wong in cash respectively.

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

Executive Compensation Recovery Policy adopted by the Board

On December 1, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Executive Compensation Recovery Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Executive Compensation Recovery Policy was mandated by new NYSE listing standards introduced pursuant to Exchange Act Rule 10D-1. The Executive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Executive Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.. There are no directors’ service contracts with the Company or its subsidiaries providing benefits upon termination of employment.

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

Audit committee

Mr. Edmund Chan, Mr. Gang Wong and Mr. Kok Chuah Tan will serve on the audit committee, which will be chaired by Mr. Edmund Chan. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and the NYSE American Company Guide, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Edmund Chan as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation committee

Mr. Gang Wong, Mr. Kok Chuah Tan and Mr. Edmund Chan will serve on the compensation committee, which will be chaired by Mr. Gang Wong. Our board of Directors has determined that each such member is “independent” as defined by the rules of the SEC and the NYSE American Company Guide. The compensation committee’s responsibilities include:

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

Nomination committee

Mr. Kok Chuah Tan, Mr. Edmund Chan and Mr. Gang Wong and will serve on the nomination committee, which will be chaired by Mr. Kok Chuah Tan. Our board of Directors has determined that each member of the nomination committee is “independent” as defined by the rules of the SEC and the NYSE American Company Guide. The nomination committee’s responsibilities include:

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

6.D. Employees

We employed 86 persons as of December 31, 2024, 92 persons as of December 31, 2023, and 87 persons as of December 31, 2022, who were all located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

The calculations in the table below are based on 33,330,000 Ordinary Shares of our Company issued and outstanding as of the date of this annual report.

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

Unless otherwise noted below, the address of each person listed on the table is 3E Gul Circle, Singapore 629633.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage %

Executive Officers and Directors:
Mr. James Lim(1)	20,967,256	62.9
Ms. Lee NG(1)	1,317,544	3.9
Ms. Maggie Lim	500,000	1.5
Mr. Nick Tan	100,000	0.3
Mr. Cheon Kem Tan	-	-

Independent Directors:
Mr. Edmund Chan	-	-
Mr. Gang Wong	-	-
Mr. Kok Chuah Tan	-	-

5% Shareholders:
MWE Investments	20,584,800	61.8

(1) Represents shares held by MWE Investments, a company directly owned as to 97.0% and 3.0% by Mr. James Lim and Ms. Lee NG, respectively.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy during the fiscal year ended December 31, 2024.

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

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2024, 2023, and 2022, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, during the financial years ended December 31, 2024, 2023, and 2022, the Company involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31 ,
	2024	2023	2022
Nature of transactions	US$’000	US$’000	US$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	47	150	-
- Purchases of goods	443	677	888
- Land rental	450	452	404
-Utilities	60	59	57
-Loan interest income	91	21	-
-Sale of Property, Plant & Equipment	106	-	-

MWE Investment Pte Ltd(2)
- Sale of goods	-	-	11

Yin Zhan Holding Pte Ltd(3)
- Purchases of goods	-	-	413
-Other services income	-	7	-

Loan from director
- James Lim Eng Hock	52	9,881	-
- Lee Noi Geck	37	-	-

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders, and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(3)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings.

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

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced many significant changes since the date of our audited consolidated financial statements included herein.

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

As of the date of this annual report, we used US$11.2 million of the net proceeds received from our initial public offering for working capital and corporate purposes. We still intend to use the remainder of the proceeds from our initial public offering as disclosed in our registration statements on Form F-1.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Financial Controller, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the period ended December 31, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our audit committee consists of Mr. Edmund Chan, Mr. Gang Wong and Mr. Kok Chuah Tan and is chaired by Mr. Edmund Chan. Mr. Edmund Chan, Mr. Gang Wong and Mr. Kok Chuah Tan each satisfies the “independence” requirements of Section 803A of the NYSE American Company Guide and meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Edmund Chan qualifies as an “audit committee financial expert.”

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors. A copy of the Code of Business Conduct and Ethics is attached as an exhibit to this annual report.

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for fiscal years ended December 31, 2024, 2023, and 2022. Audit services provided by Onestop Assurance PAC for fiscal years ended December 31, 2024, 2023, and 2022 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2024	2023	2022
	US$	US$	US$
Audit Fees(1) – Onestop Assurance PAC	100,000	100,000	120,000
Total	100,000	100,000	120,000

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

The NYSE American Company Guide Section 110

On October 19, 2023, the Board of the Company approved and adopted an equity incentive plan (the “2023 Equity Incentive Plan”), which became effective on November 1, 2023, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. As a foreign private issuer incorporated in the Cayman Islands, the Company has elected to rely on the home country exemption pursuant to the NYSE American Company Guide Section 110, which provides that (with certain exceptions not relevant to the conclusions expressed herein) a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the NYSE American Company Guide Section 110, to the extent not contrary to the federal securities laws. The Company has elected to be exempt from the NYSE American Company Guide Section 711 “Shareholder Approval of Stock Option and Equity Compensation Plans” which provides that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, subject to certain exceptions.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Amended and Restated Memorandum and Articles of Association of Multi Ways Holdings Limited (incorporated by reference to Exhibit 3.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023) The Second Amended and Restated Memorandum of Association as adopted on October 20, 2024.

2.1*	Description of Securities.

4.1	Employment Agreement by and between Multi Ways SG and James Lim dated August 1, 2022 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.2	Employment Agreement by and between Multi Ways SG and Lee NG dated August 1, 2022 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.3	Employment Agreement by and between Multi Ways SG and Maggie Lim dated August 1, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.4	Employment Agreement by and between Multi Ways SG and Nick Tan dated August 1, 2022 (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.5	Employment Agreement by and between Multi Ways SG and Mr. Cheon Kem Tan dated April 22, 2024 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-286220), as amended, initially filed with the SEC on March 28, 2025).

4.6	Director Offer Letter by and between Multi Ways SG and Mr. Kok Chuah Tan dated November 11, 2024 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-286220), as amended, initially filed with the SEC on March 28, 2025).

4.7	Director Offer Letter by and between Multi Ways SG and Chin Hoong Chan dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.8	Director Offer Letter by and between Multi Ways SG and Wong Gang dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.9	Blissful Link Investment Agreement dated May 2, 2023 (incorporated by reference to Exhibit 4.9 to our annual report Form 20-F, filed with the SEC on May 15, 2024).

4.10	Multi Ways Holdings Limited 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41669), filed with the SEC on November 11, 2023).

4.11	Multi Ways Holdings Limited 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41669), filed with the SEC on November 11, 2024).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to our annual report Form 20-F, filed with the SEC on May 15, 2024).

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Onestop Assurance PAC

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on May 15, 2024).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Multi Ways Holdings Limited

By:	/s/ Mr. “James” Lim Eng Hock
Name:	Mr. “James” Lim Eng Hock
Title:	Executive Director, Chairman and Chief Executive Officer

Date: May 23, 2025

INDEX TO AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Multi Ways Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023 the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

May 23, 2025

PCAOB ID# 6732

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2024	2023
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	3,258	7,073
Accounts receivable, net	6,181	5,341
Inventories	45,098	36,692
Amounts due from related parties	2,200	1,068
Financial assets available for sales	47	242
Deposits, prepayments and other receivables	8,215	1,965
Total current assets	64,999	52,381

Non-current assets:
Property and equipment, net	1,591	1,817
Right-of-use assets	774	1,592
Investment in equity securities	2,200	2,200
Deferred tax assets	11	11
Total non-current assets	4,576	5,620

TOTAL ASSETS	69,575	58,001

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	6,940	4,758
Customer deposits	5,567	3,238
Amounts due to related parties	15,075	15,099
Bank borrowings	12,641	4,588
Lease liabilities	4,581	3,482
Income tax payable	-	313
Total current liabilities	44,804	31,478

Long-term liabilities:
Bank borrowings	-	431
Lease liabilities	4,686	4,265
Total long-term liabilities	4,686	4,696

TOTAL LIABILITIES	49,490	36,174

Shareholders’ equity
Ordinary share, par value US$0.00025, 10,000,000,000 shares authorized, 33,330,000 and 30,840,000 ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively	9	8
Additional paid-in capital	20,140	18,945
Retained earnings	170	3,024
Non-controlling interest	-	-
Accumulated other comprehensive loss	(234)	(150)
Total shareholders’ equity	20,085	21,827

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	69,575	58,001

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Revenues, net	31,066	36,016	38,359
Cost of Sales	(21,353)	(27,366)	(28,617)
Gross Profit	9,713	8,650	9,742

Operating costs and expenses:
Selling and distribution	(1,720)	(952)	(1,502)
General and administrative	(8,735)	(10,776)	(6,745)
Share-based compensation	(1,196)	-	-
Total operating costs and expenses	(11,651)	(11,728)	(8,247)

(Loss) / Profit from operations	(1,938)	(3,078)	1,495

Other Income/(expenses):-
Gain on early termination on lease liability	-	113	-
Gain from disposal of plant and equipment	50	5,048	2
Interest income	220	57	*
Interest expenses	(1,505)	(1,105)	(748)
Dividend income	13	16	7
Government grants	21	22	81
Foreign exchange loss, net	(219)	(43)	(93)
Other income	194	656	813
Total other (loss)/income, net	(1,226)	4,764	62

(Loss) / Profit before income taxes	(3,164)	1,686	1,557
Add/(Less): Income tax credit/(expenses)	310	53	(529)
NET (LOSS)/INCOME	(2,854)	1,739	1,028

Less: Net income/(loss) attributable to Non-controlling interest (NCI)	-	50	(50)

NET (LOSS)/INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	(2,854)	1,789	978

Net (loss)/income per share
Basic and Diluted	(0.09)	0.06	0.04

Weighted average number of ordinary shares outstanding
Basic and Diluted	31,762	29,284	24,800

NET (LOSS)/ INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	(2,854)	1,789	978

Other comprehensive (loss)/income:
Foreign currency translation adjustment	(84)	269	(74)
COMPREHENSIVE INCOME	(2,938)	2,058	904

*	This figure is immaterial

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares		Additional	Accumulated Other		Non	Total
	No. of shares	Amount	paid-in capital	comprehensive loss	Retained earnings	Controlling Interest	shareholders’ equity
	‘000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2022	24,800	6	5,440	(345)	257	-	5,358

Foreign currency translation adjustment	-	-	-	(74)	-	-	(74)

Net income for the year	-	-	-	-	978	50	1,028

Balance as of December 31, 2022	24,800	6	5,440	(419)	1,235	50	6,312

Foreign currency translation adjustment	-	-	-	269	-	-	269

Net income for the year	-	-	-	-	1,789	(50)	1,739
Issue of new shares net of deferred offering costs	6,040	2	13,505	-	-	-	13,507

Balance as of December 31, 2023	30,840	8	18,945	(150)	3,024	-	21,827

Foreign currency translation adjustment	-	-	-	(84)	-	-	(84)

Net Loss for the year	-	-	-	-	(2,854)	-	(2,854)

Issue of new shares net of deferred offering costs	2,490	1	1,195	-	-	-	1,196
Balance as of December 31, 2024	33,330	9	20,140	(234)	170	-	20,085

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Cash flows from operating activities
Net (loss)/Income before tax	(3,164)	1,686	1,557
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	397	907	800
Depreciation of right-of-use assets	812	866	828
Inventories written down	943	452	-
Written off of advance to suppliers	-	956	-
Impairment loss on advance to suppliers	223	-	-
Gain on disposal of property and equipment	(50)	(5,048)	(2)
Gain on disposal of Financial Assets available for sales	(3)
Gain on early termination on lease liability	-	(113)	-
Provision of impairment of trade receivables, net	474	145	193
Customer deposit forfeited	(70)	-	-
Loss on revaluation of quoted shares	35	22	-
Share based compensation	1,196	-	-
Change in operating assets and liabilities:
Accounts receivable	(1,275)	1,763	(2,644)
Inventories	(9,334)	3,631	940
Deposits, prepayments and other receivables	(7,650)	408	1,702
Accounts payable and accrued liabilities	2,037	(2,119)	1,964
Customer deposits	2,521	(2,826)	(4,387)
Income tax payable	(2)	(675)	(41)
Net cash (used in)/provided by operating activities	(12,910)	55	910

Cash flows from investing activities:
Purchase of property and equipment	(598)	(1,955)	(817)
Proceeds from disposal of property and equipment	464	10,894	2
Investment in equity securities	-	(2,200)	-
Proceeds from/(investment in) financial assets available for sales, net	160	71	(325)
Net cash generated from/(used in) investing activities	26	6,810	(1,140)

Cash flows from financing activities:
Proceeds from bank borrowing	39,435	-	-
Repayment of bank borrowing	(31,781)	(7,369)	(105)
Proceeds from lease liabilities	5,720	-	-
Repayment of lease liabilities	(4,152)	(6,369)	(114)
Proceeds from shares issuance net of deferred offering costs	-	13,506	-
Payment of dividends	-	(10,524)	(77)
Loan from Director	-	9,881	-
Net Cash generated from/(used in) financing activities	9,222	(875)	(296)

Effect on exchange rate change on cash and cash equivalents	(153)	80	(4)

Net change in cash and cash equivalent	(3,815)	6,070	(530)

BEGINNING OF THE YEAR	7,073	1,003	1,533

END OF THE YEAR	3,258	7,073	1,003

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	(18)	(675)	(40)
Cash refund for income taxes	18	-	-
Cash paid for interest	803	1,051	748

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024, 2023 AND 2022

(Currency expressed in United States Dollars (“US$”))

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Multi Ways Holdings Limited (“MWH”) is incorporated in the Cayman Islands on June 2, 2022 under the Companies Act as an exempted company with limited liability. The authorized share capital is US$2,500,000 divided into 10,000,000,000 Ordinary Shares, par value US$0.00025 each by the creation of an additional 9,600,000,000 shares of a nominal or par value of US$0.00025 each.

MWH, through its subsidiaries (collectively referred to as the “Company”) are mainly engaged in the sale and rental of the heavy construction equipment in Singapore, and global sales primarily generated from the Asia Pacific. The Company has over twenty (20) years of experience in supplying heavy construction equipment and rental businesses in the construction industry.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

MWE Holdings Limited (“MWE Holdings”)	British Virgin Islands company Incorporated on June 15, 2022 Issued and outstanding 1,000 ordinary shares for US$1,000 Investment holding Provision of investment holding	100% owned by MWH

Multi Ways Equipment Pte Ltd (“Multi Ways SG”)	Singaporean company Incorporated on August 22, 2002 Issued and outstanding 11,462,427 ordinary shares for S$11,462,427 Wholesale and retail trading and renting of industrial machinery and equipment	100% owned by MWE Holdings

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

On August 1, 2024, the Company issued 1,700,000 ordinary shares of a par value of $0.00025 of the Company under Company’s 2023 Equity Incentive Plan.

On September 25, 2024, the Company issued 790,000 ordinary shares of a par value of $0.00025 of the Company under Company’s 2023 Equity Incentive Plan.

On October 30, 2024, shareholders approved Company’s authorized share capital from US$100,000 divided into 400,000,000 shares of a nominal or par value of US$0.00025 each to US$2,500,000 divided into 10,000,000,000 shares of a nominal or par value of US$0.00025 each by the creation of an additional 9,600,000,000 shares of a nominal or par value of US$0.00025 each

Upon completion of issuance of the shares under the Offering, Multi Ways is effectively owned 66.75% by MWE Investments Limited and 33.25% by public shareholders.

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

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for expected credit loss on accounts and other receivables, impairment loss on inventories and impairment of long-lived assets.

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

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end S$:US$ exchange rate	1.3396	1.3314	1.3722

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

The Company does not hold any collateral or other credit enhancements over its accounts receivable balances.

● Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined using the specific identification method, as each inventory item is considered a distinct unit. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	Over the remaining lease term
Leasehold improvement	Over the remaining lease term
Plant and machineries	10 years
Motor vehicles	5 to 10 years
Office equipment, and furniture and fittings	3 to 10 years

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

Equipment rental business is governed by our standard rental contract. The Company accounts for the rental of heavy construction equipment as operating leases under ASC 842. Lease income is recognized on a straight-line basis over time throughout the lease term, as the Company satisfies its performance obligations by making the equipment available for use by the customer throughout the lease period. The Company determines that lease payments are reasonably collectible before recognizing lease income. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location, ensure that our heavy construction equipment is ready for use, and ensure that our heavy construction equipment is available for use over the life of the lease contract. Our rental contract periods are varied, ranges from days to years, hinges on the customers’ requirements.

Our equipment rental business is generally short-term to mid-term in nature and our heavy construction equipment is typically rented for the majority of the time that we own it.

The Company records its revenues on product sales, net of GST upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% (2023: 8%) on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

The Company generally allows customers a seven-days right of return. For the financial years ended December 31, 2024, 2023 and 2022, the sales returns and other allowances total approximately $5.0 million, $2.5 million and $4.5 million, respectively.

Certain larger customers pay in advance for future shipments. These advance payments totaled approximately $5.6 million, approximately $3.2 million and approximately $5.9 million at for the financial years ended December 31, 2024, 2023 and 2022, respectively, and are recorded as customer deposits in the accompanying consolidated balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

● Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers, as these costs are borne by the company’s suppliers or distributors during the financial years ended December 31, 2024, 2023, and 2022.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising expense was approximately $0.03 million, approximately $0.02 million and approximately $0.03 million for the financial years ended December 31, 2024, 2023 and 2022, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2024, 2023, and 2022, the Company received government subsidies of approximately $0.02 million, approximately $0.02 million and approximately $0.08 million, respectively, which are recognized as government grant in the consolidated statements of operations.

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

For the financial years ended December 31, 2024, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

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

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation and comprehensive income as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2024, 2023 and 2022, approximately $0.3 million, approximately $0.3 million and approximately $0.2 million contributions were made accordingly.

● Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2024, 2023, and 2022, the Company has one reporting business segment.

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

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, accounts receivable and other receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,651) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, bank and cash balances of approximately $3.3 million were maintained at financial institutions in Singapore, of which approximately $3.1 million was subject to credit risk.

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

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, loans receivable, amount due to a related party, accounts payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

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

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standard Board (“FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date.

In March 2023, the FASB issued ASU No. 2023-01, Leases (Topic 842): Common Control Arrangements (“ASU 2023-01”) that is intended to improve the guidance for applying Topic 842 to arrangements between entities under common control. This ASU requires all entities (that is, including public companies) to amortize leasehold improvements associated with common control leases over the useful life to the common control group. The standard will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been made available for issuance. If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. Management has evaluated and concluded no material impact of this to the financial statements.

In October 2023, the FASB issued Accounting Standards Updates (“ASU”) No. 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which amends the disclosure or presentation requirements related to various subtopics in the FASB Accounting Standards Codification (the “Codification”). This update will improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB codification with the SEC’s regulations. The Company is currently evaluating the potential effect of this ASU on its consolidated financial statements, but does not expect the impact to be material.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 expands disclosures about a public entity’s reportable segments and required more enhanced information about a reportable segment’s expenses, interim segment profit or loss, and how a public entity’s chief operating decision maker uses reported segment profit or loss information in assessing segment performance and allocating resources. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Management has evaluated and concluded no material impact of this to the financial statements.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. The Company is currently evaluating the potential impact of the adoption of ASU 2023-09 on its consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is currently evaluating the potential impact of adopting this guidance on its financial statements.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” The Company’s management does not believe the adoption of ASU 2024-02 will have a material impact on its consolidated financial statements and disclosures.

Except as mentioned above, there are no new recently issued accounting standards that will have a material impact on the Company’s consolidated financial statements. The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.

NOTE－ 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Sales at a single point in time
Equipment Sales	21,487	24,695	32,202
Services	2,407	6,368	2,354
	23,894	31,063	34,556
Sales over time
Rental	7,172	4,953	3,803

Total sales	31,066	36,016	38,359

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Singapore	17,875	17,430	15,811
Canada	4,842	-	-
Australia	728	6,737	9,056
Other countries	7,621	11,849	13,492

	31,066	36,016	38,359

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2023
	US$’000	US$’000

Accounts receivable – third parties	6,322	5,578
Accounts receivable – related parties	732	166
Total accounts receivable	7,054	5,744
Less: Allowance for expected credit loss	(873)	(403)
Accounts receivable, net	6,181	5,341

Allowance for expected credit loss movement:
Beginning of the financial year	403	284
Add: Provision for estimated credit losses	532	145
Less: Estimated credit losses no longer required	(58)	-
(Less): Currency translation differences	(4)	(26)
End of the financial year	873	403

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2024	2023
	US$’000	US$’000

Statement of financial position
Finished goods	46,041	37,379
Written down	(943)	(687)

	45,098	36,692

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Statement of comprehensive income Inventories recognized as an expense in cost of sales	12,947	22,115	30,049

NOTE－6 AMOUNTS DUE FROM RELATED PARTIES

Amounts due from related parties consisted of the following:

	As of December 31,
	2024	2023
	US$’000	US$’000

Due from related parties:
- MWE Investment Pte Ltd(1)	10	9
- P4 Engineering Industrial Pte Ltd(2)	2,187	1,059
- Yin Zhan Holding Pte Ltd(3)	2	-
- MWE Investments Ltd(4)	1	-

Due from related parties	2,200	1,068

The related party of the Company is as follows:

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(2)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and Mr. James Lim and Ms. Lee NG also the shareholders and hold 100% stake in P4 Engineering Industrial Pte Ltd.
(3)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.
(4)	Mr. James Lim and Ms. Lee NG are the directors, and they are also the shareholders and hold 100% stake in MWE Investments Ltd.

The amounts are unsecured, interest-free and repayable on demand.

NOTE－7 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2024	2023
	US$’000	US$’000
Prepayment	102	616
Deposit	84	331
Advance to suppliers (1)	7,397	929
Other Receivables	632	89
Deposits, Prepayments and other receivables	8,215	1,965

(1)	Advance payment to suppliers are required to secure the purchase of the equipment in the ordinary course of business.

NOTE－8 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

At cost:
Leasehold buildings	-	-	8,089
Motor vehicles	2,665	2,723	1,938
Office equipment, and furniture and fittings	1,648	1,754	3,032
	4,313	4,477	13,059
Less: accumulated depreciation	(2,722)	(2,660)	(5,841)

Property and equipment, net	1,591	1,817	7,218

Depreciation expense for the financial years ended December 31, 2024, 2023 and 2022 were remained at approximately $0.4 million, $0.9 million and $0.8 million, respectively.

Property and equipment under finance leasing arrangement classified under motor vehicle as of December 31, 2024 and 2023 amounted to approximately $0.5 million and approximately $0.6 million, respectively. Details of such leased assets are disclosed in Note 10.

Right-of-use assets under operating leasing arrangements classified under leasehold building as of December 31, 2024 and 2023 amounted to approximately $0.8 million and approximately $1.6 million and, respectively. Details of such leased assets are disclosed in Note 10.

NOTE－9 INVESTMENT IN EQUITY SECURITIES

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

As of December 31, 2024 and 2023, the carrying value of investments in equity securities amounted to $2.2 million.

NOTE－10 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2024	2023
	US$’000	US$’000
Trade Creditors	5,562	3,440
Accrued Expenses	1,081	812
Other Payables	297	506
Accounts Payable and Accrued Liabilities	6,940	4,758

NOTE－11 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of December 31,
	2024	2023
	US$’000	US$’000

Due to related parties
- Yin Zhan Holdings Pte Ltd(1)	578	582
Due to directors	14,497	14,517

	15,075	15,099

The entities are related parties of the Company as follows:

(1)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

The amounts due to related parties are unsecured, interest-free and repayable on demand.

The amount due to Directors bear an interest rate of 4.88% per annum, effective January 1, 2024. The loan is unsecured and repayable on demand.

NOTE－12 BANK BORROWINGS

Bank borrowings consisted of the following:

	Terms of	Annual	As of December 31,
	repayments	interest rate	2024	2023
			US$’000	US$’000

Term loans	2 to 5 years	2.5% - 3.5%	428	1,521
Trust receipts	Within 12 months	6.34%	12,213	3,498
Bank overdraft	Within 12 months	-%	-	-

Total			12,641	5,019

Representing
Within 12 months			12,641	4,588
Over 1 year			-	431

			12,641	5,019

As of December 31, 2024 and 2023, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.5% to 3.5% and are repayable in 12 months to 5 years.

The Company’s bank borrowings currently are guaranteed by personal guarantees from Mr. James Lim and Ms. Lee NG. Certain bank had waived for the directors personal guarantees and substituted by company corporate guarantee and certain banks approval for waiver of personal guarantee are on-going.

NOTE－13 RIGHT-OF-USE ASSETS

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

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of December 31,
	2024	2023
	US$’000	US$’000

Assets
Finance lease, right-of-use asset, net (classified under property and equipment, net)	507	1,006
Operating lease, right-of-use asset, net	774	1,592

Total right-of-use asset	1,281	2,598

Liabilities
Current:
Finance lease liabilities	4,017	2,674
Operating lease liabilities	564	808
	4,581	3,482

Non-current:
Finance lease liabilities	4,460	3,470
Operating lease liabilities	226	795
Lease liabilities non-current	4,686	4,265

Total lease liabilities	9,267	7,747

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the financial years.

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Finance lease cost:
Interest on lease liabilities (per ASC 842)	36	97	66

Operating lease cost:
Operating lease expense (per ASC 842)	812	866	828
Short-term lease expense (other than ASC 842)	444	44	20

Total lease expense	1,256	910	848

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Financial Years ending December 31,	Operating and finance lease amount
US$’000

2025	4,904
2026	5,233
Less: interest	(870)

Present value of lease liabilities	9,267

Representing:
Current liabilities	4,581
Non-current liabilities	4,686

9,267

NOTE－14 SHAREHOLDERS’ EQUITY

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

On August 1, 2024, the Company issued 1,700,000 ordinary shares of a par value of $0.00025 of the Company under Company’s 2023 Equity Incentive Plan.

On September 25, 2024, the Company issued 790,000 ordinary shares of a par value of $0.00025 of the Company under Company’s 2023 Equity Incentive Plan.

On October 30, 2024, shareholders approved Company’s authorized share capital from US$100,000 divided into 400,000,000 shares of a nominal or par value of US$0.00025 each to US$2,500,000 divided into 10,000,000,000 shares of a nominal or par value of US$0.00025 each by the creation of an additional 9,600,000,000 shares of a nominal or par value of US$0.00025 each.

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

NOTE－15 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Income tax current year	-	10	529
Over provision for previous years	(310)	(50)	-
Deferred tax	-	(13)	-

Income tax (benefit)/expense	(310)	(53)	529

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

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2024, 2023 and 2022 are as follows:

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

(Loss)/Income before income taxes	(3,164)	1,686	1,557
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	(538)	287	265
Tax effect of non-taxable income	(164)	(443)	(62)
Tax effect of non-deductible items	236	156	339
Effect of lower tax rate in foreign jurisdictions	324	-	-
Tax refund	-	(49)	-
Tax holiday	-	3	(13)
Unrecognized deferred tax assets	142	-	-
Overprovision in prior years	(310)	-	-
Other	-	(7)	-

Income tax (benefit)/expense	(310)	(53)	529

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2024 and 2023:

	Financial Years ended December 31,
	2024	2023	2022
	US$’000	US$’000	US$’000

Deferred tax asset:
Accelerated depreciation	11	11	8
Net operating loss carryforward	142	-	-
Total deferred tax assets	153	11	8
Less: Valuation allowance(1)	(142)	-	-
Net deferred tax assets	11	11	8

(1)	As of December 31, 2024, the Company determined that it is more likely than not that these deferred tax assets will not be realized. Accordingly, valuation allowance on net operating loss carryforward was provided.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2024, 2023 and 2022 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

NOTE－16 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial years ended December 31, 2024, 2023 and 2022, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2024	2023	2022
Nature of transactions	US$’000	US$’000	US$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	47	150	-
- Purchases of goods	443	677	888
- Land rental	450	452	404
- Utilities	60	59	57
- Loan interest income	91	21	-
- Sale of Property, Plant & Equipment	106	-	-

MWE Investment Pte Ltd(2)
- Sale of goods	-	-	11

Yin Zhan Holding Pte Ltd(3)
- Purchases of goods	-	-	413
- Other services income	-	7	-

Loan from director
- James Lim Eng Hock	52	9,881	-
- Lee Noi Geck	37	-	-

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(3)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

NOTE－17 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended December 31, 2024, there was a single customer who accounted approximately for 15.6% of the Company’s revenues.

For the financial year ended December 31, 2023, there was a single customer who accounted approximately for 12.1% of the Company’s revenues.

For the financial year ended December 31, 2022, there was a single customer who accounted approximately for 20.6% of the Company’s revenues.

(a)	Major vendors

For the financial years ended December 31, 2024, 2023 and 2022, the vendor who accounted for 23.5%, 17.0% and 15.2% respectively, or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2024		2023		2022
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	US$’000%		US$’000%		US$’000

Vendor A	8.7	2,316	17	-	15.2	-
Vendor B	23.5	6,292	-	-	-	-

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,651) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, bank and cash balances of approximately $3.3 million were maintained at financial institutions in Singapore, of which approximately $3.1 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

As of December 31, 2024 and 2023, there were no individual customers with outstanding balances that significantly contributed to the total consolidated accounts receivable.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and 2023, the borrowings were at fixed interest rates.

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

NOTE－18 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2024 and 2023, the Company has no material commitments or contingencies.

NOTE－19 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date the Company issued the audited consolidated financial statements.

On March 28, 2025, the Company are offering, on a reasonable best efforts basis, of up to 9,000,000 ordinary shares (“Ordinary Shares” ), par value $0.00025 per share of Multi Ways Holdings Limited (“MWG”) directly to select investors pursuant to Form S-8 supplement and the accompanying prospectus at an assumed offering price of $0.2180 per Ordinary Share, which represents a 30.0% discount from the last reported sale price of the Company’s Ordinary Share, as reported on the NYSE American Market on March 26, 2025.

During the period, the Company did not have any material subsequent events other than disclosed above.

