Form 20-F
period 2025-12-31
Multi Ways Holdings Ltd
filed 2026-05-08
CIK 1941500

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES

EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the financial year ended December 31, 2025

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

James Lim Eng Hock

+65 6287 5252

ir@multiwaysholdings.com

3E Gul Circle

Singapore 629633

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0025 per share	MWG	NYSE American LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 41,330,000 Class A Ordinary Shares, 10,000,000 Class B Ordinary Shares and 0 Preferred Shares issued and outstanding as of December 31, 2025.

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

☐ Yes ☒ No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

●	“Amended and Restated Memorandum and Articles of Association” refers to the Third Amended and Restated Memorandum of Association as adopted on November 26, 2025, and as supplemented, amended or otherwise modified from time to time.

●	“BVI” refers to the British Virgin Islands.

●	“Company” or “our Company” refers to Multi Ways Holdings Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on June 2, 2022.

●	“Companies Act” refers to the Companies Act (2021 Revision) of the Cayman Islands.

●	“Controlling Shareholder” refers to Mr. James Lim;

●	“COVID-19” refers to the Coronavirus Disease 2019.

●	“Class A Ordinary Shares” refers to the Company’s class A ordinary shares, par value US$0.0025 per share;

●	“Class B Ordinary Shares” refers to the Company’s class B ordinary shares, par value US$0.0025 per share;

●	“Directors” refers to the directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Exchange Act” refers to the United States Securities Exchange Act of 1934, as amended.

●	“Executive Directors” refers to the executive directors of our Company as at the date of this annual report, unless otherwise stated.

●	“Executive Officers” refers to the executive officers of our Company as at the date of this annual report, unless otherwise stated.

●	“Group,” “our Group,” “we,” “us,” or “our” refers to our Company and its subsidiaries or any of them, or where the context so requires, in respect of the period before our Company becoming the holding company of its present subsidiaries, such subsidiaries as if they were subsidiaries of our Company at the relevant time or the businesses which have since been acquired or carried on by them or as the case may be their predecessors.

●	“GST” refers to the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

●	“HDB” refers to the Housing & Development Board of Singapore.

●	“Independent Directors” refers to the independent non-executive Directors of our Company as at the date of this annual report, unless otherwise stated.

●	“LTA” refers to the Land Transport Authority of Singapore.

●	“Mr. Cheon Kem Tan” refers to Mr. Cheon Kem Tan, our Financial Controller.

●	“MOM” refers to the Ministry of Manpower of Singapore.

●	“Mr. James Lim” refers to Mr. James Lim Eng Hock, our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder of our Company, and the spouse of Ms. Lee NG.

●	“Ms. Lee NG” refers to Ms. Lee Noi Geck, our Executive Director and Chief Administration Officer, and the spouse of Mr. James Lim.

●	“Ms. Maggie Lim” refers to Ms. Lim Mei Jun, our Deputy Chief Executive Officer, and the daughter of Mr. James Lim and Ms. Lee NG.

●	“Mr. Noon Huan” refers to Mr. Tan Noon Huan, our former Chief Financial Officer.

●	“Multi Ways SG” refers to Multi Ways Equipment Pte. Ltd, a company incorporated in Singapore on August 22, 2002 and an indirect wholly-owned subsidiary of our Company.

●	“MWE Holdings” refers to MWE Holdings Limited, a company incorporated in the BVI on June 15, 2022 and wholly-owned by our Company.

●	“MWE Investments” refers to MWE Investments Limited, a company incorporated in the BVI on June 1, 2022 and owned as to 97.0% and 3.0% by Mr. James Lim, being our Controlling Shareholder and Ms. Lee NG respectively.

●	“Ordinary Shares” refers to the Company’s Class A Ordinary Shares, Class B Ordinary Shares and Preferred Shares, collectively;

●	“Operating Subsidiary” refers to Multi Ways SG;

●	“Preferred Shares” refers to the Company’s preferred shares, par value US$0.00025 per share;

●	“S$” or “SGD” or “Singapore Dollars” refers to Singapore dollar(s), the lawful currency of Singapore.

●	“SCAL” refers to Singapore Contractors’ Association Limited.

●	“SEC” refers to the United States Securities and Exchange Commission;

●	“Securities Act” refers to the U.S. Securities Act of 1933, as amended.

●	“Singapore Companies Act” refers to the Companies Act 1967 of Singapore, as amended, supplemented or modified from time to time.

●	“WSH” refers to the Workplace Safety and Health Council of Singapore, a statutory body under the MOM.

●	“UAE” refers to the United Arab Emirates.

●	“US$” or “U.S. dollars” refers to the lawful currency of the United States;

Multi Ways Holdings Limited is a holding company with operations conducted in Singapore through its operating subsidiary in Singapore, using Singapore Dollars. Our reporting currency is the United States Dollar. This annual report also contains translations of certain foreign currency amounts into U.S. Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore Dollars into U.S. Dollars were made at S$1.3314 to US$1.00 for the financial year ended December 31, 2023 amounts, S$1.3396 to US$1.00 for the financial year ended December 31, 2024 amounts and S$1.2950 to US$1.00 for the financial year ended December 31, 2025 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore Dollar or U.S. Dollar amounts referred to in this annual report could have been or could be converted into U.S. Dollars or Singapore Dollars, as the case may be, at any particular rate or at all.

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

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this annual report. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	introduction of new product and service offerings;

●	expected changes in our revenue, costs or expenditures;

●	our expectations regarding the demand for and market acceptance of our products and services;

●	expected growth of our customers, including consolidated account customers;

●	competition in our industry;

●	government policies and regulations relating to our industry;

●	other factors that may affect our financial condition, liquidity and results of operations; and

●	other risk factors discussed under “Item 3. Key Information - 3.D. Risk Factors.”

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

Revenue from our rental business is derived largely from our customers in Singapore. As such, our business is subject to the uncertainties and cyclical nature of the infrastructure and building construction sector in Singapore as the demand for our heavy construction equipment rental business is dependent, to a large extent, on the level of business activities in the infrastructure and building construction sector in Singapore. In particular, our revenue and profitability may be adversely affected if the demand for construction of infrastructure and/or buildings fall. In addition, an economic downturn in Singapore may lead to a reduction in construction projects, thereby leading to a subsequent decline in demand for heavy construction equipment, and this would have an adverse impact on our revenue and financial performance.

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

As of December 31, 2025 and 2024, we had inventories of $42.4 million and $45.1 million, respectively. Our sales and rental business rely on customer demand for our heavy construction equipment. Depending on the progress of technological development of heavy construction equipment, our existing heavy construction equipment may become prematurely obsolete or phased out. Any change in customer demand for our products may have an adverse impact on our product sales, which may in turn lead to inventory obsolescence, decline in inventory value or inventory write-off. In that case, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

In addition, the availability of both skilled and unskilled foreign labor is subject to policies imposed by the MOM in Singapore. The availability, requirements and costs of housing for such workers are also subject to government policies. Any change in such policies may affect the supply of foreign manpower and cause disruptions to our operations which will result in an increase in our labor costs and may have a material adverse impact on our financial performance. Please refer to the “Item 4. Information on the Company - 4.B. Business Overview - Regulation”.

Our reputation and profitability may be adversely affected if there is prolonged equipment downtime.

Equipment downtime occurs when our heavy construction equipment is sent for repair and maintenance instead of being deployed at our customers’ jobsites. Our Group has a wide range of heavy construction equipment in our inventories such as excavators, dump trucks, cranes and generators. Please refer to “Item 4. Information on the Company - 4.B. Business Overview” for further description of the full suite of heavy construction equipment in our inventories. In the event that any of our heavy construction equipment experience prolonged downtime due to repair and maintenance needs, the opportunity cost, in terms of foregone revenue could be substantial. Further, newer forms of heavy construction equipment may also be more sophisticated with the incorporation of newer technologies which makes repair and maintenance of such heavy construction equipment more time consuming or may render certain equipment obsolete. Although our repair and maintenance team are constantly upgrading their technical skills and know-how to keep up with the advancement of heavy construction equipment technologies, there is no assurance that we will be able to minimize the time required for repair and maintenance.

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

The infrastructure, building construction, mining offshore and marine, and oil and gas industries are high-risk industries in which risks of accidents and fatalities are more likely to occur. Claims may be made against us for such jobsite accidents and/or fatalities on grounds such as defective or malfunctioning heavy construction equipment and failure to adhere to health and safety standards by our crane operators or crane erectors. In the event that we are required to pay damages arising from disputes, our reputation and profitability will be adversely affected.

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

Our aggregate sales generated from our top five customer groups amounted to approximately 33.6%, 32.7%, and 35.8% of our revenue for the financial years ended December 31, 2025, 2024, and 2023, respectively. In particular, sales to our largest customer amounted to approximately $4.6 million, representing approximately 10.4% of our total revenue, for the financial year ended December 31, 2025. Sales to our largest customer amounted to approximately $4.8 million, representing approximately 15.6% of our total revenue, for the financial year ended December 31, 2024. Sales to our largest customer amounted to approximately $4.4 million, representing approximately 12.1% of our total revenue, for the financial year ended December 31, 2023.

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

We extend credit terms to our customers. Our average accounts receivable turnover days were approximately 54, 68 and 63 days for the financial years ended December 31, 2025, 2024 and 2023, respectively. Our customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material order cancellations by our customers during the financial years ended December 31, 2025, 2024 and 2023, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

We are dependent on our key suppliers for our supply of heavy construction equipment.

Since we commenced operations, we have maintained long-standing relationships with a reliable group of suppliers, from whom we source good quality and competitively priced construction equipment. Our equipment sales and rental business is dependent on our ability to obtain a supply of such good quality and reliable equipment from our suppliers at competitive prices. We consider suppliers that account for more than 10% of our total purchasing as major suppliers. We are dependent on one such major supplier, Vendor B, who accounted in aggregate for approximately 18.4% of our Group’s equipment purchases in the financial year ended December 31, 2025, 23.5% in financial year ended December 31, 2024 and nil for financial year ended December 31, 2023. However, we are dependent on one such major supplier, Vendor A, who accounted in aggregate for approximately 7.3% of our Group’s equipment purchases in the financial year ended December 31, 2025, 8.7% of our Group’s equipment purchases in the financial year ended December 31, 2024, and 17.0% of our Group’s equipment purchases in the financial year ended December 31, 2023. As we generally do not have long-term supply contracts with our major suppliers, and the supply of heavy construction equipment is on an ad-hoc basis as and when such equipment is available for sale, there can be no assurance that we will have continued access to a sufficient supply of good quality new and used heavy construction equipment at competitive prices. In the event we are unable to obtain good quality equipment from our major suppliers at competitive prices, we may have to seek alternative sources from other suppliers and may be charged higher prices and will be subject to the quality of the equipment purchased from alternative suppliers whom we are not familiar with. In the event that we purchase inferior construction equipment from such alternative suppliers, our operations, reputation, profitability and financial performance may be materially and adversely affected.

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

Our results of operations and capital resources have not been materially impacted by supply chain interruptions during the financial years ended December 31, 2025, 2024, and 2023 respectively. However, any increased costs from delays, cancellations and insurance, or disruption to, or inefficiency in, the supply chain network of our third party service providers, whether due to geopolitical conflicts, outbreaks, or other factors, could affect our revenue and profitability. Please refer to the risk factor “The war in Ukraine could materially and adversely affect our business and results of operations” set out below in this annual report, for details on how these recent events have caused interruptions to our supply chain and impacted our operations. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.

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

As we offer crane erection and operation services to our customers within Singapore, we will need to maintain such approvals and certifications in order to carry out such services. We have 14 employees approved by the MOM to operate cranes in Singapore, and 14 employees who have completed the requisite course work to be certified to erect a range of cranes at jobsites in Singapore. In addition, we are guided by a set of safety regulations imposed on us. See “Item 4. Information on the Company - 4.B. Business Overview - Regulation”. We are subject to monetary fines and/or demerit points if there is an infringement of any of the safety regulations. Our business operations are regulated by various governmental bodies and authorities in Singapore. See “Item 4. Information on the Company - 4.B. Business Overview - Regulation”. Any such new regulations or any changes to the licensing requirements on the use and operation of heavy construction equipment may have an adverse impact on our operations and financial performance.

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

Ongoing wars and other geopolitical conflicts, including the war in Ukraine and the conflict in the Middle East, could materially and adversely affect our business and results of operations.

The continuation of the war in Ukraine, the ongoing armed conflict in the Middle East, including the Iran war, and other regional or global geopolitical tensions have affected, and may continue to affect, global economic markets, including significant volatility in the prices of oil, gas and other commodities, disruptions to global shipping and supply chains, and heightened uncertainty in the international financial system. The protracted nature and uncertain resolution of these conflicts could result in further severe damage to the global economy.

Russia’s military intervention in Ukraine has led, and may continue to lead, to additional sanctions being levied by the United States, European Union, the United Kingdom, Singapore and other countries against Russia and Russia-affiliated persons and entities. Hostilities involving Israel, Iran and other parties in the Middle East have triggered, and may further trigger, additional sanctions and export controls, secondary sanctions risk, attacks on commercial shipping in the Red Sea, the Strait of Hormuz and other key shipping lanes, disruptions of oil and gas supplies, and broader financial market disruption. These developments could adversely affect global energy and financial markets and, in turn, our customers’ businesses and our business, even though we do not have any direct operations or assets in, or material direct exposure to, Russia, Ukraine, Israel, Iran or the adjoining geographic regions.

In addition, Russia, Ukraine, Israel and Iran are, or are situated within, regions that produce or transit material volumes of oil, gas and other critical commodities and minerals needed by our customers, which could have a significant negative impact on many of our customers in the infrastructure, building construction, mining, offshore and marine, and oil and gas industries. The extent, duration and outcome of the military action, sanctions, retaliatory measures and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by these conflicts or resulting sanctions may magnify the impact of other risks described in this section.

We do not have any suppliers or customers in Ukraine, Russia, Israel or Iran. To date, our business and our results of operations have not been materially impacted by Russia’s invasion of Ukraine or the conflict in the Middle East. However, we cannot predict the progress or outcome of these situations, as the conflicts and governmental reactions are rapidly developing and beyond our control. Prolonged unrest, intensified military activities, escalation involving additional countries, more extensive sanctions or export controls, or further disruptions to global shipping lanes affecting these or other regions could have a material adverse effect on the global economy, including the businesses of our customers, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenue, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information -10.E. Taxation - Passive Foreign Investment Company Considerations.”

Our Controlling Shareholder has substantial influence over the Company. Its interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

Our Executive Director, Chairman, Chief Executive Officer and Controlling Shareholder Mr. James Lim, through MWE Investments, indirectly controls approximately 24.79% of our issued and outstanding Class A Ordinary Shares and 97% of our issued and outstanding Class B Ordinary Shares.

Accordingly, our Controlling Shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our Controlling Shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our Ordinary Shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

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

We are a Cayman Islands exempted company. Our operating subsidiary was incorporated and is located in Singapore. Substantially all of our assets are located outside of the United States. In addition, all of our current Directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Furthermore, our auditor, OneStop Assurance PAC, is headquartered in Singapore and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our Directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against our assets or the assets of our Directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Item 10. Additional Information -10.B. Memorandum and articles of association - Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, Directors or major shareholders, or our auditor than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, Directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the NYSE American Company Guide. If we become a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

Corporate Structure

Our Company was incorporated in the Cayman Islands on June 2, 2022 under the Companies Act as an exempted company with limited liability. As of the date of this annual report, giving effect to the dual-class share re-designation approved on November 26, 2025 annual general meeting and the 1-for-10 reverse share split effective February 23, 2026, the Company’s authorized share capital was adjusted to US$2,500,000 divided into 800,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, 100,000,000 Class B Ordinary Shares with a par value of US$0.0025 each, and 1,000,000,000 Preferred Shares with a par value of US$0.00025 each.

As of the date of this annual report, 4,142,024 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares are issued and outstanding.

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

Recent Developments

On October 30, 2024, the Company adopted the 2024 Equity Incentive Plan (the “2024 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, Directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Incentive Plan, we were initially authorized to issue an aggregate of 3,000,000 Ordinary Shares, which was subsequently increased to 7,700,000 Ordinary Shares as described below.

NYSE Compliance

On May 16, 2025, the Company received a notification from NYSE Regulation indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the financial year ended December 31, 2024, the Company was not in compliance with the NYSE American continued listing standards. On May 23, 2025, the Company filed its 2024 Form 20-F with the Securities and Exchange Commission. On May 27, 2025, NYSE Regulation notified the Company that it had regained compliance with its applicable NYSE American continued listing requirements, and the matter was closed.

Equipment Purchases and Dealership Agreements

On June 3, 2025, the Company announced that it had entered into an exclusive dealership agreement with Shandong Shantui Construction Machinery Import & Export Co., Ltd. (“Shantui”), a global leader in bulldozer manufacturing and a subsidiary of Shandong Heavy Industry Group. Under the agreement, the Company serves as the exclusive dealer for all Shantui earthmover equipment in Singapore for the period from June 1, 2025, to May 31, 2026. In connection with the agreement, the Company ordered two Shantui bulldozers for delivery in June 2025, one of which features an advanced remote control function, marking the first such technology to be introduced in the Singapore market.

On October 27, 2025, we announced the placement of orders for 21 SANY cranes for an aggregate purchase price of approximately S$7.0 million (approximately $5.4 million), the majority of which have been pre-committed to customers in Singapore.

On January 12, 2026, we placed orders for 62 Sinotruk vehicles — comprising 40 Sitrak G7 8x4 cement mixers and 22 Sitrak G7 8x4 tipper trucks — valued at approximately S$8.24 million (approximately $6.4 million), with delivery expected within approximately three months of order confirmation. Concurrently, we entered into a one-year non-exclusive Sinotruk dealership agreement with Cycle & Carriage Ventures Pte Ltd, a subsidiary of Jardine Cycle & Carriage Limited, pursuant to which we have been appointed as an authorized dealer for the sale and retail of Sinotruk products, including prime movers and rigid chassis configurations, in Singapore.

Registered Direct Offering of Ordinary Shares and Warrants

On September 15, 2025, the Company completed the initial closing of a registered direct offering of 9,000,000 Ordinary Shares and warrants to purchase up to 9,000,000 Ordinary Shares, at a purchase price of $0.165 per share and accompanying warrant. The warrants are exercisable for five years from issuance at an exercise price of $0.198 per share. The offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-286220), filed with the Securities and Exchange Commission on March 28, 2025, as amended, and declared effective on September 10, 2025. On September 26, 2025, the Company completed the second and final closing of the offering on the same terms, issuing an additional 9,000,000 Ordinary Shares and warrants to purchase up to 9,000,000 Ordinary Shares. The Company received aggregate gross proceeds of $2,970,000 from the offering before deducting placement agent fees and other offering expenses. Spartan Capital Securities, LLC acted as exclusive placement agent for the offering. The net proceeds are being used for working capital and general corporate purposes.

Resignation of Chief Operating Officer

Effective September 30, 2025, Mr. Lu Chong Tan resigned as Chief Operating Officer of the Company. Mr. Tan’s resignation was not due to any disagreements with the Company regarding its operations, policies, or practices. Mr. James Lim Eng Hock, the Executive Director, Chairman and Chief Executive Officer, has assumed the duties of Chief Operating Officer on an interim basis pending the appointment of a successor by the Board of Directors.

2025 Annual General Meeting of Shareholders

On November 26, 2025, the Company held its 2025 annual general meeting of shareholders. At the meeting, shareholders approved, among other matters: (i) the amendment and restatement of the Company’s memorandum and articles of association to create a classified board structure with three classes of directors serving staggered three-year terms; (ii) the re-appointment of five directors: Lim Eng Hock, Lee Noi Geck, Chan Chin Hoong, Wong Gang, and Tan Kok Chuah; (iii) the re-designation and re-classification of the Company’s authorized share capital from 10,000,000,000 Ordinary Shares into 8,000,000,000 Class A Ordinary Shares (carrying one vote per share), 1,000,000,000 Class B Ordinary Shares (carrying fifty votes per share), and 1,000,000,000 Preferred Shares, and the re-classification of the 51,330,000 issued Ordinary Shares into 41,330,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares; (iv) the amendment and restatement of the Company’s 2024 Equity Incentive Plan, including an increase in the aggregate number of shares authorized for issuance under the plan to 7,700,000 Ordinary Shares; (v) the authorization of a share consolidation at a ratio within the range of 1-for-2 to 1-for-50, with the exact ratio to be determined by the Board within one year; and (vi) the approval of the sale of the Company’s 4.4% equity interest in Blissful Link Investments Limited to Mr. Lim Eng Hock, the Company’s controlling shareholder. The Third Amended and Restated Memorandum and Articles of Association reflecting the dual-class share structure and classified board was filed with the Registrar of Companies in the Cayman Islands.

Reverse share split

On February 23, 2026, the Board of Directors approved a 1-for-10 reverse share split of the Company’s issued Class A Ordinary Shares and Class B Ordinary Shares, such that every ten issued Class A Ordinary Shares of a par value of $0.00025 each were combined into one Class A Ordinary Share of a par value of $0.0025 each, and every ten issued Class B Ordinary Shares of a par value of $0.00025 each were combined into one Class B Ordinary Share of a par value of $0.0025 each. Following the reverse share split, the Company’s authorized share capital was adjusted to US$2,500,000 divided into 800,000,000 Class A Ordinary Shares with a par value of US$0.0025 each, 100,000,000 Class B Ordinary Shares with a par value of US$0.0025 each, and 1,000,000,000 Preferred Shares with a par value of US$0.00025 each. The Class A Ordinary Shares began trading on a post-reverse-split basis on the NYSE American under the symbol “MWG” on February 23, 2026 under a new CUSIP number (G6362F116). See “Item 4.A. History and Development of the Company — Reverse Share Split” for additional information.

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

(iii) Road-building Equipment

Motor Grader	Asphalt Finisher
Motor graders are used to flatten a surface during construction for fine grading, with a higher degree of precision than bulldozers.	Asphalt finishers are used to lay asphalt on roads by laying the asphalt flat and provides minor compaction.

Tire Roller Tire rollers are used to compact soils, hot mix and other materials and are typically used for pavements.	Vibratory Roller - Single Drum Vibratory rollers use the vibration of drums for compacting asphalt, soil and concrete to increase density and load-bearing capacity.	Vibratory Roller - Tandem Drum Tandem vibratory rollers are equipped with two steel drums on the front and back, and are used mainly to pave smooth surfaces like asphalt and rolled concrete.

(iv) Generators and Compressors

Air Compressor	Generator
Air compressors are used to power tools on construction sites, such as power hammers, drills, saws, wrenches and other pneumatic tools by using compressed air as a form of energy.	Generators can be used to provide power to temporary buildings and construction machinery which require electricity to operate.

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

Equipment sales business constitutes approximately 74.0%, 69.2%, and 68.6%. of our Group’s total revenue for the financial years ended December 31, 2025, 2024, and 2023 respectively. In the financial year ended December 31, 2025, our Group’s total revenue generated from equipment sales business is $33.1 million, of which approximately 42.6% and 57.4% are sales from the Singapore and overseas markets respectively. In the financial year ended December 31, 2024, our Group’s total revenue generated from equipment sales business was $21.5 million, of which approximately 39.9% and 60.1% were sales from Singapore and overseas markets respectively. In the financial year ended December 31, 2023, our Group’s total revenue generated from equipment sales business was $24.7 million, of which approximately 42.4% and 57.6% were sales from Singapore and overseas markets respectively.

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

We have a comprehensive fleet of heavy construction equipment to support our customers who need to comply with regulations relating to the use and operation of heavy construction equipment, such as those stipulated by the MOM, BCA, HDB and LTA in Singapore. For example, our cranes deployed on LTA and HDB worksites must not exceed 15 years from the date of manufacture. Another example is that for HDB worksites, only HDB-approved crane erectors are allowed to operate cranes, and such cranes are required to be registered with the HDB. We have more than 30 cranes which are currently registered with the HDB and 14 of our employees are approved as crane operators and 4 of our employees are approved as crane erectors by the MOM.

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

Our rental business constitutes approximately 16.3%, 23.1%, and 13.8% of the Company’s total revenue for the financial years ended December 31 2025, 2024, and 2023 respectively.

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

Services constitute approximately 9.7%, 7.7%, and 17.6% of the Company’s total revenue for the financial years ended December 31, 2025, 2024, and 2023, respectively.

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

Our business exposes us to the following broad categories of risk:

Operational Risk - Operational risk is the risk of loss resulting from inadequate or failed internal processes or controls, human error or misconduct, systems and technology problems or from external events. It also involves compliance with regulatory and legal requirements. Operational risk is the most prevalent form of risk in our risk profile. We manage operational risk by establishing policies and procedures to accomplish timely and efficient processing, obtaining periodic internal control attestations from management and conducting internal audit reviews to evaluate the effectiveness of internal controls.

Strategic Risk - Strategic risk is the risk of loss arising from ineffective business strategies, improper implementation of business strategies, or lack of responsiveness to changes in the business and competitive environment. Our executive management is responsible for establishing an appropriate corporate strategy intended to create value for shareholders, clients and employees, with oversight by our board of directors. Our management is responsible for defining the priorities, initiatives and resources necessary to execute the strategic plan, the success of which is regularly evaluated by the board of directors.

Reputational Risk - Reputational risk is the risk arising from possible negative perceptions, whether true or not, of the Company among our clients, counterparties, shareholders, suppliers, employees and regulators. The potential for either enhancing or damaging our reputation is inherent in almost all aspects of business activity. We manage this risk through our commitment to a set of core values that emphasize and reward high standards of ethical behavior, maintaining a culture of compliance and by being responsive to client and regulatory requirements.

Risk is inherent in our business, and therefore, despite our efforts to manage risk, there can be no assurance that we will not sustain unexpected losses. For a discussion of the factors that could materially affect our business, financial condition or future results of operations, see “Item 3. Key Information - 3.D. Risk Factors.”

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

Licenses and Certifications

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Letter from the MOM dated October 15, 2016 confirming Multi Ways SG’s Factory Notification status	MOM	-	Multi Ways SG

Became a member of the SCAL and was admitted to the Registry of the Singapore List of Trade Subcontractors (SLOTS)	SCAL	December 31, 2028	Multi Ways SG

BizSafe Level 4 Accreditation	WSH	December 31, 2028	Multi Ways SG

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

Sales and Marketing

Our sales and marketing team consisted of 6 full-time employees based in Singapore. Our Executive Director, Chairman and Chief Executive Officer, Mr. Eng Hock Lim, oversees our sales and marketing department.

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

As of December 31, 2025 and 2024, we had inventories of $42.4 million and $45.1 million, respectively.

Employees

We employed 92 persons as of April 22, 2026, who were also all located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

Litigation and Other Legal Proceedings

As of the date of this annual report, save for an ongoing proceeding described below, we are not party to any significant proceedings in Singapore. We are not aware of any legal proceedings of which we are a party outside of Singapore.

On November 20, 2024, Multi Ways SG filed a case against China Railway Tunnel Group Co., Ltd (Singapore Branch) for the claim amount of S$51,108.73. Multi Ways SG received a partial payment of $15,000 on December 9, 2024. Fully paid S$36,108.73 and settled on August 1, 2025. Nil outstanding as of filing date of this report,.

On April 28, 2025, Multi Ways SG issued a letter of demand against JJ Vista Mines Resources Pte Ltd (“JJ Vista”) for the claim amount of S$26,411.56. As of the date of this annual report, there have been no formal legal proceeding instituted against JJ Vista. Not contactable and responsive. Outstanding due S$26,411.56 remained as of filing date of this report.

Good Link Engineering & Construction Pte Ltd, legal action commenced on January 12, 2026 to recover S$18,784.11 and fully paid S$20,284.11 (inclusive legal cost reimbursed) and settled on January 21, 2026. Notice of discontinuance filed on January 22, 2026.

VDCon Pte Ltd, legal action commenced on September 29,2025 to recover S$32,104.86. Not contactable and responsive. Garnishing order obtained on February 10, 2026 and seizure of asset approved by Court on March 12, 2026 but unable to recover debt. Outstanding remained due S$32,104.86 as of filing date of this report.

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

In Singapore, the work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question. Foreign professionals, managers and executives earning a fixed monthly salary of at least S$5,000 (in all sectors except the financial services sector) and at least S$5,500 (in the financial sector), with acceptable qualifications (such as a good university degree, professional qualifications or specialist skills) are eligible for an employment pass. The qualifying salaries increases for older and more experienced candidates. From September 1, 2023, in addition to meeting qualifying salary, employment pass candidates must also pass a points-based Complementarity Assessment Framework (“COMPASS”). Mid-level skilled staff earning a fixed monthly salary of at least S$3,000 (in all sectors except the financial services) and S$3,500 (in the financial services sector) who possess a degree, diploma or technical certificate and have the relevant work experience may apply for an S-pass; and semi-skilled foreign workers from approved source countries working in, among others, the manufacturing sector may apply for a work permit.

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

Since July 1, 2023, enhanced medical insurance coverage to better protect employers from bearing large unexpected medical bills applies to all new Work Permit and S Pass applications and renewals. The enhanced coverage include (a) introduction of a co-payment element for employers and insurers for amounts above S$15,000, up to an annual claim limit of S$60,000, (b) standardization of allowable exclusion clauses (c) introduction of age-differentiated premiums and (d) requirement for insurers to reimburse hospitals directly upon the admissibility of the claim.

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

A description of Multi Ways SG’s leased real properties is below:

Location	Usage	Lease Period	Rent	Approximate area
16 Pioneer Sector 2 Singapore 628377	Manufacture, fabricate, repair and service crane hoist forklifts, machines, heavy equipment, engineering and services and storage	3 years from August 2, 2023	S$43,700 per month (excluding GST)	1,643.2 square meters

3E Gul Circle Singapore 629633	Business of Multi Ways SG	24 months from August 1, 2025	S$50,000 per month (excluding GST)	2,390 square meters

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information - 3.D. Risk Factors” and elsewhere in this annual report.

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

For the financial years ended December 31, 2025 and 2024

For the financial years ended December 31, 2025 and 2024, our net revenue amounted to approximately $44.8 million and approximately $31.1 million, respectively, of which equipment sales accounted for approximately $33.1 million in 2025 and $21.5 million in 2024, respectively. Rental accounted for approximately $7.3 million in 2025 and approximately $7.2 million in 2024, respectively and services revenue accounted for approximately $4.4 million in 2025 and approximately $2.4 million in 2024, respectively.

For the financial years ended December 31, 2024 and 2023

For the financial years ended December 31, 2024 and 2023, our net revenue amounted to approximately $31.1 million and approximately $36.0 million, respectively, of which equipment sales accounted for approximately $21.5 million in 2024 and $24.7 million in 2023, respectively. Rental accounted for approximately $7.2 million in 2024 and approximately $5.0 million in 2023, respectively and services revenue accounted for approximately $2.4 million in 2024 and approximately $6.4 million in 2023, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR OPERATIONS

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this annual report and those set out below.

●	Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 33.6% and approximately 32.7% of our revenue for the financial years ended December 31, 2025 and 2024, respectively. In particular, sales to our largest customer amounted to approximately $4.6 million, representing approximately 10.4% of our revenue for the financial year ended December 31, 2025.

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

●	Fluctuations in the cost of our revenue - Finished goods are the largest part of our cost of revenue, where the cost of revenue are representing approximately 75.2% and approximately 68.7% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

Finished goods are the largest part of our cost of revenue, where the cost of revenue is representing approximately 68.7% and approximately 76.0% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively.

Fluctuations in the price, availability, quality, cost of labor and transportation may impact the price of our finished goods, and ultimately the selling price. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability.

The prices at which we purchase such finished goods are determined by the demand and supply forces in this industry, as well as our bargaining power with our suppliers. At the end of December 31, 2025 and 2024, the majority of our finished goods were commonly available from the market, but our cost of procurement increased significantly due to the inflationary cost pressure, labor shortages, supply chain delay and disruption during the COVID-19 pandemic. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. We expect continued fluctuations in the cost of finished goods to affect our margins.

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

5.A. Operating Results.

The following discussion is based on our historical results of operations and may not be indicative of our future operating performance.

Results of Operations Data

	Financial Years Ended December 31
	2025		2024		2023
	S$’000	US$’000	S$’000	US$’000	S$’000	US$’000

Revenue	58,663	44,768	41,447	31,066	48,074	36,016
Net (loss)/income	(567)	(433)	(3,807)	(2,854)	2,327	1,739

Basic and diluted net (loss)/income per Ordinary Share	(0.15)	(0.11)	(1.20)	(0.90)	0.79	0.59
Weighted average number of Ordinary Shares outstanding (’000)	3,838	3,838	3,176	3,176	2,928	2,928

(1)	Calculated at the rate of S$1.3104 (as relates to December 31, 2025) S$1.3422 (as relates to December 31, 2024), and S$1.3348 (as relates to December 31, 2023), as set forth as the Company’s internal exchange rate.

Revenue

As set forth in the following table, for the financial years ended December 31, 2025, 2024, and 2023, our revenue was derived from the sale of heavy construction equipment, rental and services in our equipment sales, rental and services serving the infrastructure, building construction, mining, offshore and marine, and oil and gas industries:

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Sales of heavy construction equipment, rental and services
Equipment Sales	33,112	74.0	21,487	69.2	24,695	68.6
Rental	7,284	16.3	7,172	23.1	4,953	13.8
Services(1)	4,372	9.7	2,407	7.7	6,368	17.6

Total	44,768	100.0	31,066	100.0	36,016	100.0

(1) Services mean refurbishment and servicing, troubleshooting and repair, transportation and erection, crane operation and machinery cleaning.

For the financial years ended December 31, 2025 and 2024

Our total revenue increased by approximately $13.7 million or approximately 44.2% to approximately $44.8 million for the financial year ended December 31, 2025 from approximately $31.1 million for the financial year ended December 31, 2024. Such increased was mainly attributable to the increase in demand in our equipment sales of approximately $11.6 million, increased in Rental revenue of approximately $0.1 million and increased of approximately $2.0 million in Service revenue.

For the financial years ended December 31, 2025 and 2024, our net loss amounted to approximately $0.4 million and approximately $2.9 million, respectively. Losses decrease was mainly attributable to the absence of share-based compensation approximately $1.2 million, pre-IPO expenses approximately $0.5 million incurred for the financial year ended December 31, 2024, lower impairment loss on inventories of approximately $0.3 million and lower provision of impairment of trade receivables approximately $0.3 million incurred for the financial year ended December 31, 2025.

For the financial years ended December 31, 2024 and 2023

Our total revenue decreased by approximately $5.0 million or approximately 13.7% to approximately $31.1 million for the financial year ended December 31, 2024 from approximately $36.0 million for the financial year ended December 31, 2023. Such decreased was mainly attributable to the decrease demand in our equipment sales of approximately $3.2 million and decreased in Service revenue of approximately $4.0 million as a result of demand for equipment and services were weakened generally but mitigated by increased of approximately $2.2 million in Rental revenue.

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

Comparison of operating results for the financial years ended December 31, 2025 and 2024, and December 31, 2024 and 2023

Revenue by geographical locations

For the financial years ended December 31, 2025, 2024, and 2023, the customers for our equipment sales, rental and services were mainly located in Singapore, Taiwan and Canada. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2025, 2024, and 2023:

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Singapore
Equipment Sales	14,119	55.5	8,565	47.9	10,467	60.1
Rental	7,133	28.0	7,111	39.8	4,953	28.4
Services	4,192	16.5	2,199	12.3	2,010	11.5

Total	25,444	100.0	17,875	100.0	17,430	100.0

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Taiwan
Equipment Sales	4,850	99.7	2,597	100.0	1,061	100.0
Services	17	0.3	-	-	-	-

Total	4,867	100.0	2,597	100.0	1,061	100.0

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Canada
Equipment Sales	4,645	100.0	4,842	100.0	-	-

Total	4,645	100.0	4,842	100.0	-	-

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Other Countries (1), individually less than 10%
Equipment Sales	9,499	96.8	5,483	95.3	13,167	98.2
Rental	151	1.5	61	1.1	-	-
Services	162	1.7	208	3.6	4,358	1.8

Total	9,812	100.0	5,752	100.0	17,525	100.0

(1) “Other Countries” means Maldives, Indonesia, Australia, Malaysia, Thailand, Vietnam, Philippines, and Middle East.

Singapore

For the financial years ended December 31, 2025 and 2024

The revenue in Singapore increased by approximately $7.6 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the increase in demand from local customers.

For the financial years ended December 31, 2024 and 2023

The revenue in Singapore increased by approximately $0.4 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the increase in demand from local customers.

Taiwan

For the financial years ended December 31, 2025 and 2024

The increase in revenue in Taiwan by approximately $2.3 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the increase in demand from new customers.

For the financial years ended December 31, 2024 and 2023

The increase in revenue in Taiwan by approximately $1.5 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the increase in demand from new customers.

Canada

For the financial years ended December 31, 2025 and 2024

The decrease in revenue in Canada by approximately $0.2 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the decrease in demand from customers.

For the financial years ended December 31, 2024 and 2023

The increase in revenue in Canada by approximately $4.8 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the increase in demand from new customers.

Other Countries

For the financial years ended December 31, 2025 and 2024

Revenue from other countries increase by approximately $4.1 million, which was primarily due to higher demand from new and recurring customers among various countries.

For the financial years ended December 31, 2024 and 2023

Revenue from other countries decreased by approximately $11.8 million, which was primarily due to lower demand from new and recurring customers among various countries.

Cost of revenue

The table below sets forth our Group’s cost of revenue by business sector for the financial years ended December 31, 2025, 2024, and 2023:

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Equipment Sales	28,062	83.3	17,411	81.5	24,203	88.4
Rental	1,269	3.8	784	3.7	558	2.0
Services	4,356	12.9	3,158	14.8	2,605	9.6

Total	33,687	100.0	21,353	100.0	27,366	100.0

For the financial years ended December 31, 2025 and 2024

For the financial years ended December 31, 2025 and 2024, our cost of revenue increase by approximately $12.3 million or approximately 58% to approximately $33.7 million for the financial year ended December 31, 2025 from approximately $21.4 million for the financial year ended December 31, 2024. Such increase was mainly attributable to the increase in cost of revenue of approximately $11 million as a result of robust demand in our equipment sales and increase in cost of revenue on services of approximately $1.1 million in 2025.

For the financial years ended December 31, 2024 and 2023

For the financial years ended December 31, 2024 and 2023, our cost of revenue decreased by approximately $6.0 million or approximately 22.0% to approximately $21.4 million for the financial year ended December 31, 2024 from approximately $27.4 million for the financial year ended December 31, 2023. Such decrease was mainly attributable to the decrease in cost of revenue of approximately $6.8 million as a result of weaken demand in our equipment sales but offset by increase in cost of revenue on services of approximately $0.5 million in 2024.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector for the financial years ended December 31, 2025, 2024, and 2023:

	Financial Years Ended December 31,
	2025		2024		2023
	Gross Profit	Gross Margin	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	US$’000%		US$’000%		US$’000%

Equipment Sales	5,050	15.3	4,076	19.0	491	2.0
Rental	6,015	82.6	6,388	89.1	4,394	88.7
Services	16	0.4	(751)	-	3,765	59.1

Total	11,081	24.8	9,713	31.3	8,650	24.0

For the financial years ended December 31, 2025 and 2024

Our total gross profit amounted to approximately $11.1 million and approximately $9.7 million for the financial years ended December 31, 2025 and 2024, respectively. Our overall gross profit margins were approximately 24.8% and approximately 31.3% for the financial years ended December 31, 2025 and 2024, respectively. Our total gross profit decreased for the financial years ended December 31, 2025 and 2024, which was generally attributable to the lower volume from products mixtures.

For the financial years ended December 31, 2024 and 2023

Our total gross profit amounted to approximately $9.7 million and approximately $8.7 million for the financial years ended December 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 31.3% and approximately 24.0% for the financial years ended December 31, 2024 and 2023, respectively. Our total gross profit increased for the financial years ended December 31, 2024 and 2023, which was generally attributable to the higher margin from products mixtures.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2025, 2024, and 2023:

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Advertisement and promotion	19	0.9	25	1.5	15	1.6
Freight costs	1,304	59.4	1,313	76.3	645	67.8
Transportation and travelling	872	39.7	382	22.2	292	30.6

Total	2,195	100.0	1,720	100.0	952	100.0

For the financial years ended December 31, 2025 and 2024

The selling and distribution expenses were approximately $2.2 million and approximately $1.7 million for the financial years ended December 31, 2025 and 2024, respectively, representing approximately 4.9% and approximately 5.5% of our total revenue for the corresponding financial years.

The increase of expenses was mainly attributable to increase in transportation approximately $0.5 million, in tandem with increase in sales of equipment.

For the financial years ended December 31, 2024 and 2023

The selling and distribution expenses were approximately $1.7 million and approximately $1.0 million for the financial years ended December 31, 2024 and 2023, respectively, representing approximately 5.5% and approximately 2.6% of our total revenue for the corresponding financial years.

The increase of expenses was mainly attributable to rental of storage space to accommodate the equipment approximately $0.4 million.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2025, 2024, and 2023:

	Financial Years Ended December 31,
	2025		2024		2023
	US$’000%		US$’000%		US$’000%

Depreciation of plant and equipment	420	5.2	397	4.5	907	8.4
Depreciation of right-of-use assets	845	10.4	812	9.3	866	8.0
Salaries and related costs	5,213	64.3	4,920	56.3	4,793	44.5
Repair and maintenance	8	0.1	28	0.3	71	0.7
Upkeep of motor vehicles	294	3.6	203	2.3	199	1.8
Professional fees	627	7.7	1,068	12.2	3,047	28.3
Impairment loss on account receivable	-	-	532	6.1	151	1.4
Impairment loss on other assets	-	-	223	2.6	-	-
Others	707	8.7	552	6.4	742	6.9

Total	8,114	100.0	8,735	100.0	10,776	100.0

For the financial years ended December 31, 2025 and 2024

Administrative expenses were approximately $8.1 million and approximately $8.7 million for the financial years ended December 31, 2025 and 2024, respectively, representing approximately 18.1% and approximately 28.1% of our total revenue for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees, directors’ remuneration and directors’ fees. The staff costs of our Group were at approximately $5.2 million and approximately $4.9 million for the financial years ended December 31, 2025 and 2024, respectively.

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

For the financial years ended December 31, 2024 and 2023

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

Other income/(expenses), net

The following table sets forth the breakdown of our other income (expense) for the financial years ended December 31, 2025, 2024, and 2023:

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Gain on disposal of plant and equipment	5	50	5,161
Interest income	108	220	57
Interest expenses	(1,690)	(1,505)	(1,105)
Government grants	16	21	22
Dividend income	1	13	16
Foreign exchange/(loss)	170	(219)	(43)
Others	185	194	656

Total	(1,205)	(1,226)	4,764

For the financial years ended December 31, 2025 and 2024

Interest expenses were approximately $1.7 million and $1.5 million for the financial years ended December 31, 2025 and 2024 from our bank loans and financing facilities.

We reported the net foreign exchange gain of approximately $0.17 million in 2025 and net foreign exchange loss approximately $0.2 million in 2024.

For the financial years ended December 31, 2024 and 2023

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

Income tax expenses/(benefit)

For the financial years ended December 31, 2025 and 2024

For the financial years ended December 31, 2025 and 2024, our income tax expense was comprised of our current tax expense/(benefit) for the financial year.

For the financial year ended December 31, 2025, there is no provision for income tax due to tax losses position for the current financial year.

For the financial year ended December 31, 2024, our income tax benefit of $0.3 million due to tax overprovided from previous years.

For the financial years ended December 31, 2024 and 2023

For the financial years ended December 31, 2024 and 2023, our income tax expense was comprised of our current tax expense/(benefit) for the financial year.

For the financial year ended December 31, 2024, our income tax benefit of $0.3 million due to tax overprovided from previous years.

For the financial year ended December 31, 2024, our income tax benefit of $0.005 million due to tax overprovided from previous years.

Net loss/Income

For the financial years ended December 31, 2025 and 2024

As a result of the foregoing, our net loss and net income amounted to approximately $0.4 million and approximately $2.9 million for the financial years ended December 31, 2025 and 2024, respectively.

For the financial years ended December 31, 2024 and 2023

As a result of the foregoing, our net loss and net income amounted to approximately $2.9 million and approximately $1.8 million for the financial years ended December 31, 2024 and 2023, respectively.

5.B. Liquidity and Capital Resources.

Balance Sheet Data:

	As of December 31,
	2025		2024
	S$’000	US$’000	S$’000	US$’000

Cash and cash equivalents	2,450	1,892	4,364	3,258
Working capital	26,820	20,710	27,053	20,195
Total assets	80,204	61,933	93,201	69,575
Total liabilities	50,865	39,278	66,295	49,490
Total shareholders’ equity	29,338	22,655	26,905	20,085

(1)	Calculated at the rate of S$1.2950 as related to December 31, 2025, and S$1.3396 as related to December 31, 2024, as set forth as the Company’s internal exchange rate.

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

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2025, 2024, and 2023:

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Cash and cash equivalents as at beginning of the financial year	3,258	7,073	1,003

Net cash generated from/ (used in) provided by operating activities	6,352	(12,910)	55
Net cash (used in)/ generated from investing activities	(235)	26	6,810
Net cash (used in)/ generated from financing activities	(7,307)	9,222	(875)
Effect on exchange rate change on cash and cash equivalents	(176)	(153)	80

Net change in cash and cash equivalents	(1,366)	(3,815)	6,070

Cash and cash equivalents as at end of the financial year	1,892	3,258	7,073

Cash flows from operating activities

For the financial year ended December 31, 2025

For the financial year ended December 31, 2025, our net cash generated from operating activities was approximately $6.4 million, which primarily consisted of our net loss before tax of approximately $0.4 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $1.3 million; (ii) inventories written down of approximately $0.7 million; (iii) the decrease in inventories of approximately $3.6 million ; (iv) decrease in deposits, prepayments and other receivables of approximately $5.2 million and (v) the increase of impairment loss on trades receivables of approximately $0.1 million; (vi) bad debts written off of approximately $0.1 million; (vii) Interest expenses of approximately $1.7 million and partially offset by (a) the decrease in accounts payables and accrued liabilities of approximately $1.4 million; (b) the decrease in customers deposits of approximately $3.4 million; and (c) the increase in customers deposits forfeited of approximately $0.2 million; (d) deduct of non-cash income from gain of quoted shares of approximately $0.1 million and (e) the increase of account receivables of approximately $0.8 million.

For the financial year ended December 31, 2024

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

For the financial year ended December 31, 2023

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

Cash flows from investing activities

For the financial year ended December 31, 2025

For the financial year ended December 31, 2025, our net cash generated used in investing activities was $0.2 million, primarily consisting of the purchase of property, plant and equipment approximately $0.2 million and investment in financial asset approximately $0.04 million.

For the financial year ended December 31, 2024

For the financial year ended December 31, 2024, our net cash generated from investing activities was $0.03 million, primarily consisting of the proceeds from disposal of property, plant and equipment approximately $0.5 million and proceeds of disposal of investment available for sales approximately $0.2 million but offset by purchase of property, plant and equipment approximately $0.6 million.

For the financial year ended December 31, 2023

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

Cash flows from financing activities

Our cash flows generated from financing activities primarily consists of the proceeds from share issuance, repayment of borrowings, payment for capital portion of lease liabilities, payment of dividend, and loan from director

For the financial year ended December 31, 2025

For the financial year ended December 31, 2025, our net cash used in financing activities of approximately $7.3 million, which mainly attributable to repayment of bank borrowings approximately $34.6 million, repayment of lease liabilities approximately $6.3 million, repayment of interest on bank borrowings approximately $0.4 million and repayment of interest on lease liabilities approximately $0.5 million but mitigate by proceeds from bank borrowing of approximately $30.0 million, proceeds from share issuance net of deferred offering costs approximately $2.7 million and proceeds from lease liabilities of approximately $1.8 million.

For the financial year ended December 31, 2024

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

For the financial year ended December 31, 2023

For the financial year ended December 31, 2023, our net cash used in financing activities of $0.9 million, which mainly consisted of bank loan repayment of $7.4 million; the repayment of lease liabilities of $6.4 million; the payment of dividend of $10.5 million; loan from director of $9.9 million and proceeds from share issuance net of deferred offering costs of $13.5 million.

Accounts receivable, net

Our net accounts receivable increased to approximately $7.0 million as of December 31, 2025 from approximately $6.2 million as of December 31, 2024. The increase was primarily attributable to sales generated from few new and existing customers.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer-aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2025	2024
	US$’000	US$’000

Within 30 days	1,257	1,562
Between 31 and 60 days	1,108	886
Between 61 and 90 days	1,116	829
Between 91 and 120 days	658	469
Over 120 days	2,874	2,435

Total	7,013	6,181

Movements in the allowance for impairment of accounts receivable are as follows:

	As of December 31,
	2025	2024
	US$’000	US$’000

Beginning of the financial year	873	403
Add: Provision for estimated credit losses	145	532
Less: Estimated credit losses no longer required	(157)	(58)
Add/(less): Currency translation differences	30	(4)

End of the financial year	891	873

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

Accounts payable

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable approximately $5.7 million as of December 31, 2025 and approximately $6.9 million as of December 31, 2024. We generally pay our accounts payable within 30 days of receipt of invoice. Our average payables turnover days remained relatively stable and amounted to approximately 69 days and approximately 100 days for the financial years ended December 31, 2025 and 2024, respectively.

We did not have any material default in payment of accounts payable for the financial years ended December 31, 2025 and 2024.

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

We had the following contractual obligations and lease commitments as of December 31, 2025:

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
	US$’000	US$’000	US$’000	US$’000	US$’000

Operating lease commitment	6,419	3,436	2,983	-	-
Bank loan repayment	8,572	8,572	-	-	-

Total obligations	14,991	12,008	2,983	-	-

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand and cash flows from our operations.

Bank Indebtedness

	Terms of	Annual interest	As of December 31,
Bank Borrowings	repayments	rate	2025	2024
			US$’000	US$’000

Term loans	2 to 5 years	2.5% - 3.5%	-	428
Trust receipts	Within 12 months	6.34%	8,288	12,213
Bank overdraft	Within 12 months	-%	284	-
Mortgage loan	10 years	-%	-	-

Total			8,572	12,641

As of December 31, 2025 and 2024, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.5 % to 3.5 % and are repayable in 12 months to 5 years.

The Company’s bank borrowings currently are guaranteed by personal guarantees from Mr. James Lim and Ms. Lee NG. Certain bank had waived for the directors personal guarantees and substituted by company corporate guarantee and certain banks approval for waiver of personal guarantee are on-going.

Capital commitments

As of December 31, 2025 and 2024, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

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

During the year, the Board of Directors approved the divestment of Blissful Link Investments Ltd to company director at amount of $2.2 million, with valuation performed by independent valuer. Share ownership was fully transferred on March 20, 2026.

5.C. Research and Development, Patent and Licenses, etc.

5.D. Trend Information.

5.E. Critical Accounting Estimates.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Mr. “James” Lim Eng Hock	68	Executive Director, Chairman and Chief Executive Officer
Ms. Lee NG	68	Executive Director and Chief Administration Officer
Ms. “Maggie” Lim Mei Jun	42	Deputy Chief Executive Officer
Mr. Cheon Kem Tan	53	Financial Controller
Mr. Chin Hoong Chan	38	Independent Director
Mr. Gang Wong	55	Independent Director
Mr. Kok Chuah Tan	53	Independent Director

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

Mr. Cheon Kem Tan is our Financial Controller. Mr. Cheon Kem Tan is responsible for the financial reporting of the Company, including managing accounting operations, statutory financial audit reporting and coordinating corporate tax and indirect tax submissions. Mr. Tan is an experienced finance professional who previously served as the Group Finance Manager and Head of Department at Seiko Wall Pte Ltd. With over 20 years of extensive experience in finance, accounting, auditing, and taxation, Mr. Tan oversees the financial, accounting, auditing, and taxation functions for the Group and its subsidiaries. Before joining Seiko Wall, Mr. Tan worked as an auditor with Grant Thornton, where he honed his auditing skills. He then progressed through various finance positions at Union Gas Holdings Ltd, NSL Fuel Management Services Pte Ltd (a subsidiary of NSL Ltd), Raffles Marina Ltd (another subsidiary of NSL Ltd), Top Global Ltd, Sunmoon Food Company Ltd, and ACMA Ltd. His diverse experience across these organizations has equipped him with a broad skill set and a deep understanding of financial management in different business environments. Mr. Tan’s expertise and leadership have been pivotal in driving the financial strategy and operations at Seiko Wall Pte Ltd, ensuring compliance, accuracy, and strategic financial planning across the Group. His proven track record, coupled with his professional qualifications, makes him a significant asset to the company. Mr. Tan is a graduate of the Association of Chartered Certified Accountants (ACCA, UK) and a chartered accountant with the Institute of Singapore Chartered Accountants (ISCA). He is also an associate Chartered Valuer and Appraiser (CVA) Singapore, specializing in business valuation.

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

Ms. Maggie Lim, our Deputy Chief Executive Officer, is the daughter of Mr. James Lim and Ms. Lee NG.

6.B. Compensation

Compensation of Executive Directors and Executive Officers

For the financial year ended December 31, 2025, we paid an aggregate of approximately S$1.0 million ($0.7 million) in cash to our Executive Directors and Executive Officers. For the financial year ended December 31, 2024, we paid an aggregate of approximately S$1.1 million ($0.8 million) in cash to our Executive Directors and Executive Officers.

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

As the date of this annual report, the Company has issued 2,490,000 (post reverse share spilt which is 249,000) Class A Ordinary Shares under the 2023 Incentive Plan.

The 2024 Incentive Plan

On October 30, 2024, the Company adopted the 2024 Equity Incentive Plan (the “2024 Incentive Plan”), for the purpose of granting share-based compensation awards to employees, Directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Incentive Plan, we are authorized to issue an aggregate of 7,700,000 Ordinary Shares.

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

Under the Directors’ Agreements, the aggregate annual salary that is payable to our Independent Directors is $19,333 to Mr. Chin Hoong Chan, $17,013 to Mr. Kok Chuah Tan and $17,013 to Mr. Gang Wong in cash respectively.

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

Executive Compensation Recovery Policy adopted by the Board

On December 1, 2023, the Board adopted an Executive Compensation Recovery Policy (the “Executive Compensation Recovery Policy”) providing for the recovery of certain incentive-based compensation from current and former executive officers of the Company in the event the Company is required to restate any of its financial statements filed with the SEC under the Exchange Act in order to correct an error that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. Adoption of the Executive Compensation Recovery Policy was mandated by new NYSE listing standards introduced pursuant to Exchange Act Rule 10D-1. The Executive Compensation Recovery Policy is in addition to Section 304 of the Sarbanes-Oxley Act of 2002 which permits the SEC to order the disgorgement of bonuses and incentive-based compensation earned by a registrant issuer’s chief executive officer and chief financial officer in the financial year following the filing of any financial statement that the issuer is required to restate because of misconduct, and the reimbursement of those funds to the issuer. A copy of the Executive Compensation Recovery Policy has been filed herewith as Exhibit 97.1.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board is divided into three classes with staggered terms pursuant to the Third Amended and Restated Memorandum and Articles of Association adopted following shareholder approval at the 2025 annual general meeting held on November 26, 2025. Under this classified board structure, Class I directors (Lim Eng Hock and Chan Chin Hoong) serve an initial one-year term expiring at the 2026 annual general meeting, Class II directors (Lee Noi Geck and Wong Gang) serve an initial two-year term expiring at the 2027 annual general meeting, and Class III director (Tan Kok Chuah) serves an initial three-year term expiring at the 2028 annual general meeting. Beginning with the 2026 annual general meeting, the term of one class of directors will expire each year and their successors will be elected to serve full three-year terms. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to the rules of the relevant stock exchange and disqualification by the chairman of the board of directors, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.. There are no directors’ service contracts with the Company or its subsidiaries providing benefits upon termination of employment.

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

6.D. Employees

We employed 92 persons as of December 31, 2025, 86 persons as of December 31, 2024, and 92 persons as of December 31, 2023, who were all located in Singapore. Our employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our shares;

●	each of our named Executive Officers;

●	each of our Directors; and

●	all of our current Executive Officers and Directors as a group.

The calculations in the table below are based on 4,142,024 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares of our Company issued and outstanding as of the date of this annual report.

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

Unless otherwise noted below, the address of each person listed on the table is 3E Gul Circle, Singapore 629633.

	Amount of Beneficial Ownership of Class A Ordinary Shares	Percentage Ownership of Class A Ordinary Shares	Amount of Beneficial Ownership of Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares
Directors and Executive Officers:
Mr. James Lim(1)	100,000	2.41%	-	-
Ms. Lee NG(1)	70,000	1.69%	-	-
Ms. Maggie Lim	50,000	1.21%	-	-
Mr. Cheon Kem Tan	-	-	-	-
Mr. Edmund Chan	-	-	-	-
Mr. Gang Wong	-	-	-	-
Mr. Kok Chuah Tan	-	-	-	-

5% or Greater Shareholders
MWE Investments	1,058,480	25.55%	1,000,000	100%

(1) Represents shares held by MWE Investments, a company directly owned as to 97.0% and 3.0% by Mr. James Lim and Ms. Lee NG, respectively.

6.F. Disclosure of Action to Recover Erroneously Awarded Compensation

There was no erroneously awarded compensation that was required to be recovered pursuant to the Company’s Executive Compensation Recovery Policy for the financial year ended December 31, 2025.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

On November 26, 2025, at the Company’s annual general meeting, the shareholders approved the divestment of its interest in Blissful Link Investments Ltd. The Company has disclosed the transaction to reflect that the substance of the arrangement was established prior to year-end, with formal completion occurring thereafter. For the financial year, the Board of Directors approved the divestment of Blissful Link Investments Ltd to company director at amount of $2.2 million on the book value. The share ownership was fully transferred and completed on March 20, 2026.

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements.”

Other Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related-party transactions of our Company for the financial years ended December 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related-party transactions under Singapore law.

In the ordinary course of business, for the financial years ended December 31, 2025, 2024, and 2023, the Company involved with certain transactions, either at cost or current market prices, and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2025	2024	2023
Nature of transactions	US$’000	US$’000	US$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	2	47	150
- Purchases of goods	725	443	677
- Land rental	553	450	452
- Utilities	37	60	59
- Loan interest income	72	91	21
- Sale of property & equipment	-	106	-

Yin Zhan Holding Pte Ltd(3)
- Other services income	-	-	7

Loan from director
- James Lim Eng Hock	2,578	52	9,881
- Lee Noi Geck	100	37	-

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders, and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(3)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

In November 2025, at the Company’s annual general meeting, shareholders approved the divestment of its interest in Blissful Link Investments Ltd. The terms of the transaction were agreed prior to year-end; however, the legal transfer of ownership and completion of the transaction occurred subsequent to December 31, 2025.

Accordingly, the transaction represents a non-recognized subsequent event under ASC 855, as the divestment was not completed as of the reporting date. The Company has disclosed the transaction to reflect that the substance of the arrangement was established prior to year-end, with formal completion occurring thereafter.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions for the financial years presented.

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

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information - 3.D. Risk Factors-Risks related to Our Business and Industry-We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings” and “Item 3. Key Information - 3.D. Risk Factors-Risks related to Our Business and Industry- “If we are unable to maintain and protect our intellectual property, or if third parties assert that we infringe on their intellectual property rights, our business could suffer”.

Dividend Policy

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

10.B. Memorandum and articles of association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares, Class B Ordinary Shares and Preferred Shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Share Capital. Our authorized share capital is $2,500,000 divided into (i) 800,000,000 Class A Ordinary Shares, par value $0.0025 per share (the “Class A Ordinary Shares”), (ii) 100,000,000 Class B Ordinary Shares, par value $0.0025 per share (the “Class B Ordinary Shares” and, together with the Class A Ordinary Shares, the “Ordinary Shares”), and (iii) 1,000,000,000 preferred shares, par value $0.00025 per share (the “Preferred Shares”). The Class A Ordinary Shares and Class B Ordinary Shares carry equal rights and rank pari passu with one another, other than with respect to voting and conversion as described below. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to a bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

On November 26, 2025, our shareholders approved, among other things, (i) the re-designation and re-classification of our then-existing 10,000,000,000 authorized ordinary shares of par value $0.00025 each into 8,000,000,000 Class A Ordinary Shares (par value $0.00025), 1,000,000,000 Class B Ordinary Shares (par value $0.00025), and 1,000,000,000 Preferred Shares (par value $0.00025), and (ii) a share consolidation of our Class A Ordinary Shares and Class B Ordinary Shares at a ratio within a range of 1-for-2 to 1-for-50, with the exact ratio to be determined by our board of Directors within one year following the date of approval. On January 30, 2026, our board of Directors approved a 1-for-10 reverse share split of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares (the “Reverse Share Split”), pursuant to which (a) every ten issued Class A Ordinary Shares of a par value of $0.00025 each were combined into one Class A Ordinary Share of a par value of $0.0025 each, (b) every ten issued Class B Ordinary Shares of a par value of $0.00025 each were combined into one Class B Ordinary Share of a par value of $0.0025 each, and (c) any fractional shares resulting therefrom were rounded to the nearest whole share. The Reverse Share Split became effective on February 23, 2026. As a result of the Reverse Share Split, our authorized share capital was adjusted to its current composition described above.

As of the date of this annual report, 4,142,024 Class A Ordinary Shares and 1,000,000 Class B Ordinary Shares are issued and outstanding.

Dividends. The holders of our Class A Ordinary Shares and Class B Ordinary Shares are entitled to such dividends as may be declared by our board of Directors, on a pari passu basis. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each Class A Ordinary Share is entitled to one (1) vote on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is entitled to fifty (50) votes on all matters subject to vote at general meetings of the Company. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution

Conversion. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at the option of the holder at any time after issue, without the payment of any additional consideration. The conversion rate is one Class A Ordinary Share for every one Class B Ordinary Share. Upon conversion, the relevant Class B Ordinary Shares will be cancelled and an equivalent number of new Class A Ordinary Shares will be issued. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

In addition, upon any sale, transfer, assignment or disposition of Class B Ordinary Shares by a holder thereof to any person or entity, such Class B Ordinary Shares shall be automatically and immediately converted into an equal number of Class A Ordinary Shares, unless the holder of the Class B Ordinary Shares and the Board of Directors consent in writing to the retention of Class B Ordinary Share status by the transferee. The creation of any pledge, charge, encumbrance or other third-party right on any Class B Ordinary Shares shall not be deemed a transfer triggering automatic conversion unless and until such interest is enforced and results in a transfer to a third party.

Preferred Shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of Directors, without further action by our shareholders, to issue Preferred Shares in one or more series and to fix the powers, designations, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, of each such series, including, without limitation, dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption, redemption prices, and liquidation preferences, and the number of shares constituting each such series. Our board of Directors may, without shareholder approval, issue Preferred Shares with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our Class A Ordinary Shares and Class B Ordinary Shares. As of the date of this annual report, no Preferred Shares are issued and outstanding

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Amended and Restated Memorandum and Articles of Association provide that we shall, if required by the Companies Act, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than ten days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our Company entitled to vote at such general meeting.

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

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of Directors. Notwithstanding the foregoing, Class A Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

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

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of Directors to issue additional Class A Ordinary Shares or Class B Ordinary Shares from time to time as our board of Directors shall determine, to the extent of available authorized but unissued shares.

Our Amended and Restated Memorandum and Articles of Association also authorize our board of Directors to establish from time to time one or more series of Preferred Shares and to determine, with respect to any series of Preferred Shares, the terms and rights of that series, including, among other things:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights and voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of Directors may issue Preferred Shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of Class A Ordinary Shares and Class B Ordinary Shares.

Election and Removal of Directors. Our Amended and Restated Memorandum and Articles of Association provide for a classified board of Directors divided into three classes, designated as Class I, Class II and Class III, with each class as nearly equal in number as the then total number of Directors permits. Each class of Directors serves a three-year term, with the term of one class expiring at each annual general meeting of shareholders. As part of the initial transition to the classified board structure approved by our shareholders on November 26, 2025, the Directors elected at the 2025 annual general meeting were divided into classes with initial terms of one year and two years, respectively, with subsequent terms of three years thereafter. Beginning at the annual general meeting of shareholders to be held in 2026, the Directors of one class will be elected to full three-year terms at each annual general meeting.

Subject to the provisions of our Amended and Restated Memorandum and Articles of Association, a Director may be removed by an ordinary resolution of our shareholders or by a resolution of the remaining Directors at any time before the expiration of the Director’s period of office. The office of a Director shall also be vacated if the Director (i) resigns by notice in writing delivered to our Company; (ii) becomes of unsound mind or dies; (iii) without special leave of absence from our board of Directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (iv) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (v) is prohibited by law from being a Director; or (vi) ceases to be a Director by virtue of any provision of the Cayman Companies Act or is removed from office pursuant to our Amended and Restated Memorandum and Articles of Association

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Amended and Restated Memorandum and Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●

authorize our board of Directors to issue Preferred Shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such Preferred Shares without any further vote or action by our shareholders;

●

provide for a classified board of Directors divided into three classes serving staggered three-year terms, such that only approximately one-third of our Directors will be elected at each annual general meeting of shareholders;

●

provide for a dual-class share structure pursuant to which our Class B Ordinary Shares are entitled to fifty (50) votes per share, as compared to one (1) vote per share for our Class A Ordinary Shares, the effect of which is to concentrate voting control with the holders of our Class B Ordinary Shares; and

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

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company - a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

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

Shareholders who apply, or who are required to apply, the Singapore Financial Reporting Standard 39 -Financial Instruments: Recognition and Measurement, or FRS 39; the Singapore Financial Reporting Standard 109 - Financial Instruments, or FRS 109; or the Singapore Financial Reporting Standard (International) 9 - Financial Instruments, or SFRS(I) 9, may for the purposes of Singapore income tax be required to recognize gains or losses in respect of financial instruments (not being gains or losses in the nature of capital) in accordance with FRS 39, FRS 109 or SFRS(I) 9 (as the case may be) (as modified by the applicable provisions of Singapore income tax law) even where no sale or disposal of the shares is made.

Section 34A of the SITA provides of the tax treatment for financial instruments in accordance with FRS 39 (subject to certain exceptions and “opt-out” provisions) for taxpayers who are required to comply with FRS 39 for financial reporting purposes. The IRAS has also issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 - Financial Instruments: Recognition and Measurement.” FRS 109 or SFRS(I) 9 (as the case may be) is mandatorily effective for annual periods beginning on or after January 1, 2018, replacing FRS 39. Section 34AA of the SITA requires taxpayers who comply or who are required to comply with FRS 109 or SFRS(I) 9 (as the case may be) for financial reporting purposes to calculate their profit, loss or expense for Singapore income tax purposes in respect of financial instruments in accordance with FRS 109 or SFRS(I) 9 (as the case may be), subject to certain exceptions. The IRAS has also issued a circular entitled “Income Tax: Income Tax Treatment Arising from Adoption of FRS 109 - Financial Instruments.”

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

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenue and consolidated costs and expenses.

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

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-286220), as amended, which was declared effective by the SEC on September 10, 2025, with respect to a registered direct offering completed in two closings on September 15, 2025 and September 26, 2025. In this offering, the Company issued an aggregate of 18,000,000 Ordinary Shares and warrants to purchase up to 18,000,000 Ordinary Shares at a purchase price of $0.165 per share and accompanying warrant. Spartan Capital Securities, LLC acted as exclusive placement agent for the offering. The Company received aggregate gross proceeds of $2,970,000 and net proceeds of approximately $2,600,000 after deducting placement agent fees and other offering expenses. As of the date of this annual report, the Company has used substantially all of the net proceeds from the offering for working capital and general corporate purposes, consistent with the intended use of proceeds disclosed in the registration statement.

None of the net proceeds from our offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Financial Controller, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using its internal standard operating procedures (“SOP”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

For the financial year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Onestop Assurance PAC was appointed by the Company to serve as its independent registered public accounting firm for financial years ended December 31, 2025, 2024, and 2023. Audit services provided by Onestop Assurance PAC for financial years ended December 31, 2025, 2024, and 2023 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Onestop Assurance PAC, our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2025	2024	2023
	US$	US$	US$
Audit Fees(1) - Onestop Assurance PAC	125,000	100,000	100,000
Total	125,000	100,000	100,000

Note 1: Audit fees include the aggregate fees billed in each of the financial years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

See “Item 3. Key Information-D. Risk Factors-Risks Related to our Ordinary Shares-We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.”

The NYSE American Company Guide Section 110

On October 30, 2024, the Board of the Company approved and adopted the 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2024 Equity Incentive Plan, the Company is authorized to issue an aggregate of 7,700,000 Ordinary Shares (as amended at the 2025 annual general meeting held on November 26, 2025). As a foreign private issuer incorporated in the Cayman Islands, the Company has elected to rely on the home country exemption pursuant to the NYSE American Company Guide Section 110 in connection with the adoption and amendment of the 2024 Equity Incentive Plan. As such, the 2024 Equity Incentive Plan was not required to be approved by the Company’s shareholders under the NYSE American Company Guide, although shareholder approval of the amended plan was obtained at the 2025 annual general meeting.

In September 2025, in connection with our registered direct offering of 18,000,000 Ordinary Shares and accompanying warrants to purchase up to 18,000,000 Ordinary Shares, completed in two closings on September 15, 2025 and September 26, 2025 for aggregate gross proceeds of $2,970,000, we relied on the home country exemption pursuant to Section 110 of the NYSE American Company Guide and elected to be exempt from the shareholder approval requirements set forth in Section 713 of the NYSE American Company Guide, which generally requires shareholder approval of certain transactions involving the issuance of additional shares equal to 20% or more of presently outstanding shares for less than the greater of book or market value of the shares. The issuance and sale of the Ordinary Shares and warrants in the offering were duly authorized by our board of Directors in accordance with our Amended and Restated Memorandum and Articles of Association and the Cayman Companies Act, and shareholder approval is not required under Cayman Islands law or our Amended and Restated Memorandum and Articles of Association for issuances of this type.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit No.	Description of Exhibit

1.1	Third Amended and Restated Memorandum and Articles of Association of Multi Ways Holdings Limited (incorporated by reference to Exhibit 3.1 to our Form 6-K (File No. 001-41669), filed with the SEC on December 4, 2025).

2.1*	Description of Securities.

4.1	Employment Agreement by and between Multi Ways SG and James Lim dated August 1, 2022 (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.2	Employment Agreement by and between Multi Ways SG and Lee NG dated August 1, 2022 (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.3	Employment Agreement by and between Multi Ways SG and Maggie Lim dated August 1, 2022 (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.4	Employment Agreement by and between Multi Ways SG and Mr. Cheon Kem Tan dated April 22, 2024 (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-286220), as amended, initially filed with the SEC on March 28, 2025).

4.5	Director Offer Letter by and between Multi Ways SG and Mr. Kok Chuah Tan dated November 11, 2024 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-286220), as amended, initially filed with the SEC on March 28, 2025).

4.6	Director Offer Letter by and between Multi Ways SG and Chin Hoong Chan dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.7	Director Offer Letter by and between Multi Ways SG and Wong Gang dated August 23, 2022 (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

4.8	Blissful Link Investment Agreement dated May 2, 2023 (incorporated by reference to Exhibit 4.9 to our annual report Form 20-F, filed with the SEC on May 15, 2024).

4.9	Multi Ways Holdings Limited 2023 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41669), filed with the SEC on November 01, 2023).

4.10	Multi Ways Holdings Limited 2024 Equity Incentive Plan (incorporated by reference to Exhibit 99.1 to our Form 6-K (File No. 001-41669), filed with the SEC on November 12, 2024).

4.11	Amended and Restated 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to our Form 6-K (File No. 001-41669), filed with the SEC on December 4, 2025).

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-269641), as amended, initially filed with the SEC on February 8, 2023).

11.2	Insider Trading Policy (incorporated by reference to Exhibit 11.2 to our annual report Form 20-F, filed with the SEC on May 15, 2024).

12.1*	Certification of Principal Executive Officer Required by Rule 13a-14(a).

12.2*	Certification of Principal Financial Officer Required by Rule 13a-14(a).

13.1**	Certification of Principal Executive Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

13.2**	Certification of Principal Financial Officer Required by Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1*	Consent of Onestop Assurance PAC.

97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 to our annual report on Form 20-F filed with the SEC on May 15, 2024).

101.INS*	Inline XBRL Instance Document.

101.SCH*	Inline XBRL Taxonomy Extension Schema Document.

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed with this annual report on Form 20-F

**	Furnished with this annual report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Multi Ways Holdings Limited

By:	/s/ Mr. “James” Lim Eng Hock
Name:	Mr. “James” Lim Eng Hock
Title:	Executive Director, Chairman and Chief Executive Officer

Date: May 8, 2026

INDEX TO AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Multi Ways Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2025 and 2024 the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the financial years in the three-year period ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial positions of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the financial years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

May 8, 2026

PCAOB ID# 6732

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2025	2024
	US$’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	1,892	3,258
Accounts receivable, net	7,013	6,181
Inventories	42,396	45,098
Amounts due from related parties	2,268	2,200
Financial assets available for sales	125	47
Deposits, prepayments and other receivables	3,311	8,215

Total current assets	57,005	64,999

Non-current assets:
Property and equipment, net	1,423	1,591
Right-of-use assets	1,294	774
Investment in equity securities	2,200	2,200
Deferred tax assets	11	11

Total non-current assets	4,928	4,576

TOTAL ASSETS	61,933	69,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,712	6,940
Customer deposits	2,159	5,567
Amounts due to related parties	16,416	15,075
Bank borrowings	8,572	12,641
Lease liabilities	3,436	4,581

Total current liabilities	36,295	44,804

Long-term liabilities:
Lease liabilities	2,983	4,686

Total long-term liabilities	2,983	4,686

TOTAL LIABILITIES	39,278	49,490

Shareholders’ equity
Class A and Class B ordinary shares, par value US$0.0025 per share,800,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares authorized

As of December 31, 2025, 4,133,000 Class A ordinary shares and 1,000,000 Class B ordinary shares were issued and outstanding.

As of December 31, 2024, 3,333,000 Class A ordinary shares were issued and outstanding, with no Class B ordinary shares outstanding.*

Preferred shares, par value US$0.00025 per share, 1,000,000,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and 2024.*	13	9

Additional paid-in capital	22,808	20,140
(Accumulated loss)/Retained earnings	(263)	170
Accumulated other comprehensive income/(loss)	97	(234)

Total shareholders’ equity	22,655	20,085

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	61,933	69,575

*	On February 23, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.00025 to $0.0025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity.

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Revenue	44,768	31,066	36,016
Cost of revenue	(33,687)	(21,353)	(27,366)

Gross profit	11,081	9,713	8,650

Operating costs and expenses:
Selling and distribution	(2,195)	(1,720)	(952)
General and administrative	(8,114)	(8,735)	(10,776)
Share-based compensation	-	(1,196)	-

Total operating costs and expenses	(10,309)	(11,651)	(11,728)

Profit/(Loss) from operations	772	(1,938)	(3,078)

Other Income/(expenses):
Gain on early termination on lease liability	-	-	113
Gain from disposal of plant and equipment	5	50	5,048
Interest income	108	220	57
Interest expenses	(1,690)	(1,505)	(1,105)
Dividend income	1	13	16
Government grants	16	21	22
Foreign exchange gain/(loss), net	170	(219)	(43)
Other income	185	194	656

Total other (loss)/income, net	(1,205)	(1,226)	4,764

(Loss)/Profit before income taxes	(433)	(3,164)	1,686
Income tax benefit	-	310	53

NET (LOSS)/INCOME	(433)	(2,854)	1,739

Net income attributable to non-controlling interest	-	-	50

NET (LOSS)/ INCOME ATTRIBUTABLE TO EQUITY HOLDER OF THE COMPANY	(433)	(2,854)	1,789

Other comprehensive (loss)/income:
Foreign currency translation adjustment	331	(84)	269

COMPREHENSIVE (LOSS)/INCOME	(102)	(2,938)	2,058

Net (loss)/income per share
Basic and diluted (loss)/ income per ordinary share	(0.11)	(0.90)	0.59

Weighted average number of ordinary shares outstanding (’000)
Basic and Diluted*	3,838	3,176	2,928

*	On February 23, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.00025 to $0.0025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity.

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares*		Additional	Accumulated Other	Retained earnings /	Non	Total
	No. of shares	Amount (par value $0.0025 per share)	paid-in capital	comprehensive loss	Accumulated losses	controlling interest	shareholders’ equity
	’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000

Balance as of January 1, 2023	2,480	6	5,440	(419)	1,235	50	6,312

Foreign currency translation adjustment	-	-	-	269	-	-	269

Net income for the financial year	-	-	-	-	1,789	(50)	1,739

Issue of new shares, net of deferred offering costs	604	2	13,505	-	-	-	13,507
Balance as of December 31, 2023	3,084	8	18,945	(150)	3,024	-	21,827

Foreign currency translation adjustment	-	-	-	(84)	-	-	(84)

Net loss for the financial year	-	-	-	-	(2,854)	-	(2,854)
Issue of new shares, net of deferred offering costs	249	1	1,195	-	-	-	1,196

Balance as of December 31, 2024	3,333	9	20,140	(234)	170	-	20,085

Foreign currency translation adjustment	-	-	-	331	-	-	331

Net loss for the financial year	-	-	-	-	(433)	-	(433)

Issue of new shares, net of deferred offering costs	1,800	4	2,668	-	-	-	2,672
Balance as of December 31, 2025	5,133	13	22,808	97	(263)	-	22,655

*	On February 23, 2026, the Company effected a 1-for-10 reverse share spilt, whereby every ten (10) issued and outstanding ordinary shares were consolidated into one (1) ordinary share, with a corresponding increase in par value from $0.00025 to $0.0025 per share. All share and per share information presented in these financial statements have been retrospectively adjusted, where applicable, to reflect this share consolidation. The consolidation did not affect total shareholders’ equity.

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Cash flows from operating activities
Net (loss)/income before tax	(433)	(3,164)	1,686

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation of property and equipment	420	397	907
Depreciation of right-of-use assets	845	812	866
Inventories written down, net	655	943	452
Written off of advance to suppliers	-	-	956
Impairment loss on advance to suppliers	-	223	-
Gain on disposal of property and equipment	(5)	(50)	(5,048)
Gain on disposal of financial assets available for sales	-	(3)	-
Gain on early termination on lease liability	-	-	(113)
Provision of impairment of trade receivables	145	532	145
Reversal of impairment of trade receivables	(12)	(58)	-
Bad debt recovered	(6)	-	-
Bad debt written off	54	-	-
Customer deposit forfeited	(185)	(70)	-
Interest expense	1,690	-	-
(Gain)/Loss on revaluation of quoted shares	(39)	35	22
Share based compensation	-	1,196	-

Change in operating assets and liabilities:

Accounts receivables	(802)	(1,275)	1,763
Inventories	3,597	(9,334)	3,631
Deposits, prepayments and other receivables	5,193	(7,650)	408
Accounts payable and accrued liabilities	(1,352)	2,037	(2,119)
Customer deposits	(3,413)	2,521	(2,826)
Income tax payable	-	(2)	(675)

Net cash provided by/(used in) operating activities	6,352	(12,910)	55

Cash flows from investing activities:
Purchase of property and equipment	(202)	(598)	(1,955)
Proceeds from disposal of property and equipment	5	464	10,894
Investment in equity securities	-	-	(2,200)
Proceeds from/(investment in) financial assets available for sales, net	(38)	160	71

Net cash (used in)/generated from investing activities	(235)	26	6,810

Cash flows from financing activities:
Proceeds from bank borrowing	30,139	39,435	-
Repayment of bank borrowing	(34,627)	(31,781)	(7,369)
Proceeds from lease liabilities	1,828	5,720	-
Repayment of lease liabilities	(6,344)	(4,152)	(6,369)
Payment of interest on lease liabilities	(431)	-	-
Payment of interest on bank borrowings	(544)	-	-
Proceeds from shares issuance net of deferred offering costs	2,672	-	13,506
Payment of dividends	-	-	(10,524)
Loan from Director	-	-	9,881

Net cash (used in)/generated from financing activities	(7,307)	9,222	(875)

Effect on exchange rate change on cash and cash equivalents	(176)	(153)	80

Net change in cash and cash equivalent	(1,366)	(3,815)	6,070

BEGINNING OF THE FINANCIAL YEAR	3,258	7,073	1,003

END OF THE FINANCIAL YEAR	1,892	3,258	7,073

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	(175)	(18)	(675)
Cash refund for income taxes	175	18	-
Cash paid for interest	975	803	1,051

See accompanying notes to consolidated financial statements.

MULTI WAYS HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FINANCIAL YEARS ENDED DECEMBER 31, 2025, 2024 AND 2023

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

For the financial years presented in these consolidated financial statements, the control of the entities has never changed (always under the control of MWH). Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of MWH and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

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

On October 30, 2024, the shareholders approved the Company’s authorized share capital from US$100,000 divided into 400,000,000 shares of a nominal or par value of US$0.00025 each to US$2,500,000 divided into 10,000,000,000 shares of a nominal or par value of US$0.00025 each by the creation of an additional 9,600,000,000 shares of a nominal or par value of US$0.00025 each.

On November 26, 2025, the shareholders approved (i) re-designate and re-classify the currently authorized ordinary shares from 10,000,000,000 shares, of a par value of $0.00025 each (“Ordinary Shares”), to (a) 8,000,000,000 class A ordinary shares, of a par value of $0.00025 each (1 vote per share) (“Class A Ordinary Shares”), (b) 1,000,000,000 class B ordinary shares, of a par value of $0.00025 each (50 votes per share) (“Class B Ordinary Shares”), and (c) 1,000,000,000 unissued shares of a par value of $0.00025 each into 1,000,000,000 unissued preferred shares of a par value of $0.00025 each (“Preferred Shares”), and re-designate and re-classify the currently issued 51,330,000 Ordinary Shares to 10,000,000 Class B Ordinary Shares, 41,330,000 Class A Ordinary Shares and 0 Preferred Shares, on a one for one basis. MWE Investments Limited currently holds 20,584,800 Ordinary Shares, (ii) to amend and restate the memorandum and articles of association of the company to reflect the foregoing multi-class share structure and to set out the rights and privileges of the Class A Ordinary Shares, Class B Ordinary Shares, and Preferred Shares.

On February 23, 2026, the board of directors of Multi Ways Holdings Limited, a Cayman Islands exempted company (the “Company”), approved (i) a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10 (the “Reverse Share Split”), such that (a) every ten (10) issued Class A ordinary shares of a par value of $0.00025 each will be combined into one (1) issued Class A ordinary share of a par value of $0.0025 each, (b) every ten (10) issued Class B ordinary shares of a par value of $0.00025 each will be combined into one (1) issued Class B ordinary share of a par value of $0.0025 each, and (c) any fractional shares will be rounded to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$2,500,000 divided into (a) 800,000,000 Class A ordinary shares with a par value of US$0.0025 each, (b) 100,000,000 Class B ordinary shares with a par value of US$0.0025 each and (c) 1,000,000,000 preferred shares with a par value of US$0.00025 each.

The Company’s Class A ordinary shares began trading on a post-split basis on NYSE American on February 23, 2026 under the current symbol “MWG”. The new CUSIP number following the Reverse Share Split is G6362F116.

Class B ordinary shares are not tradeable on NYSE American and no preferred shares have been issued as of date of filing of this report.

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

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses for the financial years presented. Significant accounting estimates in the period include the allowance for expected credit loss on accounts and other receivables, impairment loss on inventories and impairment of long-lived assets.

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

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars (“S$”), which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates prevailing for the financial year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	December 31,
	2025	2024	2023

Year-end S$:US$ exchange rate	1.2950	1.3396	1.3314

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

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	Over the remaining lease term
Leasehold improvement	Over the remaining lease term
Plant and machineries	10 years
Motor vehicles	5 to 10 years
Office equipment, and furniture and fittings	5 to 10 years

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

● Revenue Recognition

(a)	Revenue from goods and services provided

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

(b)	Revenue from equipment rental

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

Principle vs Agent consideration

The determination of whether an entity trading heavy industrial equipment acts as a principal or an agent hinges on whether it controls the specific machinery before it is transferred to the final customer. An entity acts as a principal (recognizing revenue on a gross basis) if it controls the machinery, typically indicated by holding inventory risk (e.g., taking title before sale), having latitude in establishing the sales price, and bearing primary responsibility for fulfilling the promise of delivering functional equipment. Conversely, an entity acts as an agent (recognizing revenue on a net commission basis) if its performance obligation is merely to arrange for another party to provide the equipment, without obtaining control (e.g., acting as a broker with minimal inventory risk or responsibility). For heavy machinery, this evaluation requires significant judgment regarding which party bears the economic risk of asset ownership and holds the primary relationship with the end-user.

In determining whether a lessor of heavy industrial equipment is a principal or agent requires assessing who controls the right to use the asset before it is transferred to the customer. A lessor acts as a principal if they have the primary responsibility for fulfilling the lease, including inventory risk (e.g., maintaining the equipment), pricing discretion, and control over the asset’s availability. In this case, the lessor recognizes revenue on a gross basis. Conversely, an agent merely arranges for another party to provide the equipment and recognized revenue on a net basis (commission). For heavy industrial machinery, if the intermediary does not take inventory risk or direct the use of the equipment, they are likely an agent.

Our Company acts as a principal in heavy industrial equipment repairs, rather than an agent, because we maintain control of the service before it is transferred to you, the customer. Although we may utilize subcontractors for specialized components, we take primary responsibility for fulfilling the repair promise, bear the risk if the repair fails to meet specifications, and have discretion in establishing the total contract price. Consequently, we recognize revenue on a gross basis—representing the total amount billed for the repair—rather than on a net basis (commission-only). This treatment ensures that the total value of the repair, including labor, third-party parts, and overhead, is recognized as revenue when (or as) we satisfy our performance obligations.

The Company records its revenue on product sales, net of GST upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% (2024: 9%) on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

The Company generally allows customers a seven-days right of return. For the financial years ended December 31, 2025, 2024 and 2023, the sales returns and other allowances total approximately Nil, $5.0 million and $2.5 million, respectively.

Certain larger customers pay in advance for future shipments. These advance payments totalled approximately $2.2 million, approximately $5.6 million and approximately $3.2 million for the financial years ended December 31, 2025, 2024 and 2023, respectively, and are recorded as customer deposits in the accompanying consolidated balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

● Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers, as these costs are borne by the company’s suppliers or distributors for the financial years ended December 31, 2025, 2024, and 2023.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising expense was approximately $0.02 million, approximately $0.03 million and approximately $0.02 million for the financial years ended December 31, 2025, 2024 and 2023, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2025, 2024, and 2023, the Company received government subsidies of approximately $0.02 million, approximately $0.02 million and approximately $0.02 million, respectively, which are recognized as government grant in the consolidated statements of operations.

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

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the financial years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

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

For the financial years ended December 31, 2025, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation and comprehensive income as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the financial years ended December 31, 2025, 2024 and 2023, approximately $0.3 million, approximately $0.3 million and approximately $0.3 million contributions were made accordingly.

● Earnings (loss) per share

Basic earnings per share (“EPS”) is computed based on the weighted average number of ordinary shares outstanding during the period. Diluted EPS is computed based on the weighted average number of ordinary shares plus the effect of dilutive potential ordinary shares outstanding during the period using the treasury stock method and as if converted method. Dilutive potential ordinary shares include outstanding restricted stock units.

● Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2025, 2024, and 2023, the Company has one reporting business segment.

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

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, accounts receivable and other receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,651) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, bank and cash balances of approximately $1.9 million were maintained at financial institutions in Singapore, of which approximately $1.9 million was subject to credit risk.

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

● Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenue and costs are denominated in S$ and a significant portion of the assets and liabilities are denominated in S$. As a result, the Company is exposed to foreign exchange risk as its revenue and results of operations may be affected by fluctuations in the exchange rate between US$ and S$. If S$ depreciates against US$, the value of S$ revenue and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

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

● Recent Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 720): Improvements to Income Tax Disclosures (“ASU 2023-09”), which prescribes standard categories for the components of the effective tax rate reconciliation and requires disclosure of additional information for reconciling items meeting certain quantitative thresholds, requires disclosure of disaggregated income taxes paid, and modifies certain other income tax-related disclosures. ASU 2023-09 is effective for annual periods beginning after December 15, 2024 and allows for adoption on a prospective basis, with a retrospective option. We adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our condensed consolidated financial statements.

In March 2024, the FASB issued ASU 2024-01, “Compensation - Stock Compensation (Topic 718) - Scope Application of Profits Interest and Similar Awards” (“ASU 2024-01”), which intends to improve clarity and operability without changing the existing guidance. ASU 2024-01 provides an illustrative example intended to demonstrate how entities that account for profits interest and similar awards would determine whether a profits interest award should be accounted for in accordance with Topic 718. Entities can apply the guidance either retrospectively to all prior periods presented in the financial statements or prospectively to profits interest and similar awards granted or modified on or after the date of adoption. ASU 2024-01 is effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. We adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our condensed consolidated financial statements.

In March 2024, the FASB issued ASU No. 2024-02, which removes references to the Board’s concepts statements from the FASB Accounting Standards Codification (the “Codification” or ASC). The ASU is part of the Board’s standing project to make “Codification updates for technical corrections such as conforming amendments, clarifications to guidance, simplifications to wording or the structure of guidance, and other minor improvements.” We adopted the ASU on January 1, 2025. The additional required disclosures did not have a material impact on our condensed consolidated financial statements.

● Recently Issued Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity. ASU 2025-03 clarifies the guidance to determine the accounting acquirer in a business combination that is effected primarily by exchanging equity interests, when the legal acquiree is a variable interest entity (“VIE”) that meets the definition of a business. ASU 2025-03 requires entities to consider the same factors in ASC 805, Business Combinations, required for determining which entity is the accounting acquirer in other acquisition transactions. ASU 2025-03 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-03 is required to be applied on a prospective basis to any acquisition transaction that occurs after the initial application date. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In May 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606). ASU 2025-04 revises the definition of the term performance condition for share-based consideration payable to a customer to incorporate conditions that are based on the volume or monetary amount of a customer’s purchases or potential purchases. ASU 2025-04 also eliminates the policy election to account for forfeitures as they occur for awards with service conditions. ASU 2025-04 also clarifies that ASC 606 variable consideration guidance does not apply to share-based payments to customers; instead, vesting probability should be assessed solely under ASC 718, Compensation—Stock Compensation. ASU 2025-04 is effective for the Company’s annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-04 may be applied on either a modified retrospective basis or on a retrospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s periods beginning after December 15, 2025. [WK1] , and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued this ASU to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently assessing the impact this standard will have on the Company’s consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

NOTE－ 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Sales at a single point in time
Equipment Sales	33,112	21,487	24,695
Services	4,372	2,407	6,368

	37,484	23,894	31,063
Sales over time
Rental	7,284	7,172	4,953

Total sales	44,768	31,066	36,016

In accordance with ASC 280, Segment Reporting (“ASC 280”), the Company has determined that it operates in one reportable operating segment, consistent with how management evaluates performance and allocates resources.

Revenue is disaggregated by geographic location based on the countries in which the customers are located. Summarized financial information by geographic area is presented in the tables below.

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Singapore	25,443	17,875	17,430
Taiwan	4,867	2,597	1,061
Canada	4,645	4,842	-
Australia	-	728	6,737
Other countries	9,813	5,024	10,788

	44,768	31,066	36,016

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
	US$’000	US$’000

Accounts receivable – third parties	7,771	6,322
Accounts receivable – related parties	133	732

Total accounts receivable	7,904	7,054
Less: Allowance for expected credit loss	(891)	(873)

Accounts receivable, net	7,013	6,181

Allowance for expected credit loss movement:

Beginning of the financial year	873	403
Add: Provision for estimated credit losses	145	532
Less: Estimated credit losses no longer required	(12)	(58)
Less: Written off of accounts receivables	(145)	-
Add/(Less): Currency translation differences	30	(4)

End of the financial year	891	873

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

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2025	2024
	US$’000	US$’000

Statement of financial position
Finished goods	43,819	46,041
Written down	(1,423)	(943)

	42,396	45,098

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Statement of comprehensive income
Inventories recognized as an expense in cost of sales	27,316	12,947	22,115

NOTE－6 AMOUNTS DUE FROM RELATED PARTIES

Amounts due from related parties consisted of the following:

	As of December 31,
	2025	2024
	US$’000	US$’000

Due from related parties:
- MWE Investment Pte Ltd(1)	11	10
- P4 Engineering Industrial Pte Ltd(2)	2,232	2,187
- Yin Zhan Holding Pte Ltd(3)	3	2
- MWE Investments Ltd(4)	11	1
- Multi Ways Equipment Sdn. Bhd.(5)	1	-
- MWE Holdings Ltd(6)	10	-

Due from related parties	2,268	2,200

The related party of the Company is as follows:

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(2)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and Mr. James Lim and Ms. Lee NG also the shareholders and hold 100% stake in P4 Engineering Industrial Pte Ltd.
(3)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.
(4)	Mr. James Lim and Ms. Lee NG are the directors, and they are also the shareholders and hold 100% stake in MWE Investments Ltd.
(5)	Ms. Maggie Lim is the director, and Mr. James Lim and Ms. Maggie Lim are the shareholders and hold 95% stake in Multi Ways Equipment Sdn Bhd
(6)	Mr. James Lim and Ms. Lee NG are the directors, and they are also the shareholders and hold 100% stake in MWE Holdings Ltd.

The amounts are unsecured, interest-free and repayable on demand.

NOTE－7 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2025	2024
	US$’000	US$’000

Prepayment	174	102
Deposit	251	84
Advance to suppliers (1)	3,100	7,619
Other receivables	8	632
Less: Allowance for expected credit loss	(222)	(222)

Deposits, prepayments and other receivables	3,311	8,215

(1)	Advances payment to suppliers are required to secure the purchase of the equipment in the ordinary course of business.

NOTE－8 PROPERTY AND EQUIPMENT, NET

Property and equipment, NET consisted of the following:

	As of December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

At cost:
Motor vehicles	2,951	2,665	2,723
Office equipment, and furniture and fittings	1,711	1,648	1,754
	4,662	4,313	4,477
Less: accumulated depreciation	(3,239)	(2,722)	(2,660)

Property and equipment, net	1,423	1,591	1,817

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was approximately $0.4 million, $0.4 million and $0.9 million, respectively.

Property and equipment under finance leasing arrangement classified under motor vehicle as of December 31, 2025 and 2024 amounted to approximately $0.8 million and approximately $0.5 million, respectively. Details of such leased assets are disclosed in Note 10.

Right-of-use assets under operating leasing arrangements classified under leasehold building as of December 31, 2025 and 2024 amounted to approximately $1.3 million and approximately $0.8 million and, respectively. Details of such leased assets are disclosed in Note 10.

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

As of December 31, 2025 and 2024, the carrying value of investments in equity securities amounted to $2.2 million.

On November 26, 2025, at the Company’s annual general meeting, the shareholders approved the divestment of its interest in Blissful Link Investments Ltd. The Company has disclosed the transaction to reflect that the substance of the arrangement was established prior to year-end, with formal completion occurring thereafter. For the financial year, the Board of Directors approved the divestment of Blissful Link Investments Ltd to company director at amount of $2.2 million, with valuation performed by independent valuer. Share ownership was fully transferred on March 20, 2026.

NOTE－10 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2025	2024
	US$’000	US$’000

Trade creditors	3,772	5,562
Accrued expenses	1,820	1,081
Other payables	120	297

Accounts payable and accrued liabilities	5,712	6,940

NOTE－11 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of December 31,
	2025	2024
	US$’000	US$’000

Due to related parties
- Yin Zhan Holdings Pte Ltd(1)	598	578
Due to directors	15,818	14,497

	16,416	15,075

The entities are related parties of the Company as follows:

(1)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

The amounts due to related parties are unsecured, interest-free and repayable on demand.

The amount due to Directors bear an interest rate of 4.88% per annum, effective January 1, 2024. The loan is unsecured and repayable on demand.

NOTE－12 BANK BORROWINGS

Bank borrowings consisted of the following:

	Terms of	Annual	As of December 31,
	repayments	interest rate	2025	2024
			US$’000	US$’000

Term loans	2 to 5 years	2.5% - 3.5%	-	428
Trust receipts	Within 12 months	6.34%	8,288	12,213
Bank overdraft	Within 12 months	-%	284	-

Total			8,572	12,641

Representing
Within 12 months			8,572	12,641
Over 1 year			-	-

			8,572	12,641

As of December 31, 2025 and 2024, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 2.5% to 3.5% and are repayable in 12 months to 5 years.

The Company’s bank borrowings are currently guaranteed by personal guarantees from Mr. James Lim and Ms. Lee NG. Certain banks have waived the requirement for directors’ personal guarantees and replaced them with corporate guarantees from the Company, while approvals from other banks remain pending.

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

The Company adopts 2.83% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of December 31,
	2025	2024
	US$’000	US$’000

Assets
Finance lease, right-of-use asset, net (classified under property and equipment, net)	833	507
Operating lease, right-of-use asset, net	1,294	774

Total right-of-use asset	2,127	1,281

Liabilities
Current:
Finance lease liabilities	2,529	4,017
Operating lease liabilities	907	564

Lease liabilities current	3,436	4,581

Non-current:
Finance lease liabilities	2,582	4,460
Operating lease liabilities	401	226

Lease liabilities non-current	2,983	4,686

Total lease liabilities	6,419	9,267

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the financial years.

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Finance lease cost:
Interest on lease liabilities	29	36	97

Operating lease cost:
Operating lease expense	845	812	866
Short-term lease expense	120	444	44

Total lease expense	965	1,256	910

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2025

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Financial Years ending December 31,	Operating and finance lease amount
US$’000

2026	3,705
2027	3,323
Less: interest	(609)

Present value of lease liabilities	6,419

Representing:
Current liabilities	3,436
Non-current liabilities	2,983

6,419

NOTE－14 SHAREHOLDERS’ EQUITY

Ordinary Shares

Incorporation and Initial Capital

The Company was incorporated in the Cayman Islands on June 2, 2022 with an initial authorized share capital of US$100,000 divided into 100,000,000 ordinary shares of par value US$0.001 each.

Share Split & IPO

On January 27, 2023, the Company effected a 1-for-4 share split and amended its authorized share capital to US$100,000 divided into 400,000,000 ordinary shares of par value US$0.00025 each.

On April 5, 2023, the Company completed its initial public offering and issued 6,040,000 ordinary shares.

As of December 31, 2023, the Company had 3,084,000 ordinary shares issued and outstanding, after giving retrospective effect to the 1-for-10 reverse share split effected on February 23, 2026 (30,840,000 shares on a pre-consolidation basis).

Share Issuances and Capital Increase

During 2024, the Company issued:

– 1,700,000 ordinary shares on August 1, 2024

– 790,000 ordinary shares on September 25, 2024

On October 30, 2024, shareholders approved an increase in authorized share capital to US$2,500,000 divided into 10,000,000,000 ordinary shares of par value US$0.00025 each.

As of December 31, 2024, the Company had 3,333,000 ordinary shares issued and outstanding (33,330,000 shares on a pre-consolidation basis).

On September 15, 2025, the Company completed the initial closing of a registered direct offering of 9,000,000 Ordinary Shares and warrants to purchase up to 9,000,000 Ordinary Shares, at a purchase price of $0.165 per share and accompanying warrant. The warrants are exercisable for five years from issuance at an exercise price of $0.198 per share. The offering was made pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-286220), filed with the Securities and Exchange Commission on March 28, 2025, as amended, and declared effective on September 10, 2025. On September 26, 2025, the Company completed the second and final closing of the offering on the same terms, issuing an additional 9,000,000 Ordinary Shares and warrants to purchase up to 9,000,000 Ordinary Shares. The Company received aggregate gross proceeds of $2,970,000 from the offering before deducting placement agent fees and other offering expenses. Spartan Capital Securities, LLC acted as exclusive placement agent for the offering. The net proceeds are being used for working capital and general corporate purposes.

As of December 31, 2025, the Company had 5,133,000 ordinary shares issued and outstanding (51,330,000 shares on a pre-consolidation basis).

Redesignation of Share Capital

In November 2025, shareholders approved the redesignation and reclassification of the Company’s share capital into:

– 8,000,000,000 Class A ordinary shares (1 vote per share)

– 1,000,000,000 Class B ordinary shares (50 votes per share)

– 1,000,000,000 preferred shares

The Company’s issued shares were reclassified on a one-for-one basis into 41,330,000 Class A ordinary shares and 10,000,000 Class B ordinary shares.

As of December 31, 2025, the Company had 41,330,000 Class A ordinary shares and 10,000,000 Class B ordinary shares issued and outstanding (pre-share consolidation).

Share Consolidation

On February 23, 2026, the Company effected a 1-for-10 share consolidation, whereby every ten (10) issued and outstanding shares were consolidated into one (1) share.

Following the share consolidation:

– 41,330,000 Class A ordinary shares became 4,133,000 Class A ordinary shares

– 10,000,000 Class B ordinary shares became 1,000,000 Class B ordinary shares

The share consolidation resulted in a proportional increase in par value from US$0.00025 to US$0.0025 per share and did not affect the Company’s total shareholders’ equity.

All share and per share amounts presented in these financial statements have been retrospectively adjusted to reflect this share consolidation.

Authorized and issued shares (post-split basis)

Following the above transactions, the authorized share capital consists of:

– 800,000,000 Class A ordinary shares

– 100,000,000 Class B ordinary shares

– 1,000,000,000 preferred shares

The Class A and Class B ordinary shares have a par value of US$0.0025 per share, and the preferred shares have a par value of US$0.00025 per share.

As of December 31, 2025, there were 4,133,000 Class A ordinary shares and 1,000,000 Class B ordinary shares issued and outstanding.

As of December 31, 2024, there were 3,333,000 Class A ordinary shares issued and outstanding, with no Class B ordinary shares outstanding.

No preferred shares were issued and outstanding as of December 31, 2025 and 2024.

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

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to pre-emptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

NOTE－15 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Income tax current year	-	-	10
Over provision for previous years	-	(310)	(50)
Deferred tax	-	-	(13)

Income tax benefit	-	(310)	(53)

The effective tax rate in the financial years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

BVI

MWE is considered to be an exempted British Virgin Islands Company and are presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Multi Ways SG is operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore for its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2025, 2024 and 2023 are as follows:

	Financial Years ended December 31,
	2025		2024		2023
	US$’000	Effective tax rate	US$’000	Effective tax rate	US$’000	Effective tax rate

(Loss)/Income before income taxes	(433)		(3,164)		1,686
Statutory income tax rate	17%		17%		17%
Income tax expense at statutory rate	(73)	17.00%	(538)	17.00%	287	17.00%
Tax effect of non-taxable income	(46)	10.62%	(164)	5.18%	(443)	-26.28%
Tax effect of non-deductible items	69	-15.94%	236	-7.46%	156	9.25%
Effect of lower tax rate in foreign jurisdictions	76	-17.55%	324	-10.24%	-
Tax refund	-		-		(49)	-2.91%
Tax holiday	-		-		3
Unrecognized deferred tax assets	(39)	9.02%	142	-4.49%	-
Overprovision in prior years	-		(310)	9.80%	-
Other	13	-3%	-		(7)	-0.42%

Income tax (benefit)	-	0.00%	(310)	9.80%	(53)	-3.14%

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025	2024	2023
	US$’000	US$’000	US$’000

Deferred tax asset:
Accelerated depreciation	11	11	11
Net operating loss carry forward	103	142	-

Total deferred tax assets	114	153	11
Less: Valuation allowance(1)	(103)	(142)	-

Net deferred tax assets	11	11	11

(1)	As of December 31, 2025, the Company determined that it is more likely than not that these deferred tax assets will not be realized. Accordingly, valuation allowance on net operating loss carryforward was provided.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2025, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

NOTE－16 RELATED PARTY TRANSACTIONS

In the ordinary course of business, for the financial years ended December 31, 2025, 2024 and 2023, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years Ended December 31,
	2025	2024	2023
Nature of transactions	US$’000	US$’000	US$’000

P4 Engineering Industrial Pte Ltd(1)
- Sale of goods	2	47	150
- Purchases of goods	725	443	677
- Land rental	553	450	452
- Utilities	37	60	59
- Loan interest income	72	91	21
- Sale of property & equipment	-	106	-

Yin Zhan Holding Pte Ltd(3)
- Other services income	-	-	7

Loan from director
- James Lim Eng Hock	2,578	52	9,881
- Lee Noi Geck	100	37	-

These related parties are controlled by the common directors and officers of the Company.

(1)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors of P4 Engineering Industrial Pte Ltd. Mr. James Lim and Ms. Lee NG are the shareholders and they hold 100% in P4 Engineering Industrial Pte Ltd.
(2)	Mr. James Lim, Ms. Lee NG and Ms. Maggie Lim are the directors, and they are also the shareholders and hold 88% stake in MWE Investment Pte Ltd.
(3)	Mr. James Lim is the director and shareholder, and he holds 51% stake in Yin Zhan Holding Pte Ltd.

In November 2025, at the Company’s annual general meeting, shareholders approved the divestment of its interest in Blissful Link Investments Ltd. The terms of the transaction were agreed prior to year-end; however, the legal transfer of ownership and completion of the transaction occurred subsequent to December 31, 2025.

Accordingly, the transaction represents a non-recognized subsequent event under ASC 855, as the divestment was not completed as of the reporting date. The Company has disclosed the transaction to reflect that the substance of the arrangement was established prior to year-end, with formal completion occurring thereafter.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions for the financial years presented.

NOTE－17 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial year ended December 31, 2025, there was a single customer who accounted approximately for 10.4% of the Company’s revenue.

For the financial year ended December 31, 2024, there was a single customer who accounted approximately for 15.6% of the Company’s revenue.

For the financial year ended December 31, 2023, there was a single customer who accounted approximately for 12.1% of the Company’s revenue.

(a)	Major vendors

For the financial years ended December 31, 2025, 2024 and 2023, the vendor who accounted for 18.4%, 23.5% and 17.0% respectively, or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	US$’000%		US$’000%		US$’000

Vendor A	7.3	-	8.7	2,316	17.0	-
Vendor B	18.4	-	23.5	6,292	-	-

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. The Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,651) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, bank and cash balances of approximately $1.9 million were maintained at financial institutions in Singapore, of which approximately $1.9 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

As of December 31, 2025 and 2024, there were no individual customers with outstanding balances that significantly contributed to the total consolidated accounts receivable.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2025 and 2024, the borrowings were at fixed interest rates.

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

As of December 31, 2025 and 2024, the Company has no material commitments or contingencies.

NOTE－19 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2025, up through the date the Company issued the audited consolidated financial statements.

On November 26, 2025, at the Company’s annual general meeting, the shareholders approved the divestment of its interest in Blissful Link Investments Ltd. The Company has disclosed the transaction to reflect that the substance of the arrangement was established prior to year-end, with formal completion occurring thereafter. For the financial year, the Board of Directors approved the divestment of Blissful Link Investments Ltd to company director at amount of $2.2 million, with valuation performed by independent valuer. Share ownership was fully transferred on March 20, 2026.

On February 23, 2026, the Board of Directors approved (i) a reverse share split of the Company’s Class A ordinary shares and Class B ordinary shares at a ratio of 1-for-10 (the “Reverse Share Split”), such that (a) every ten (10) issued Class A ordinary shares of a par value of $0.00025 each will be combined into one (1) issued Class A ordinary share of a par value of $0.0025 each, (b) every ten (10) issued Class B ordinary shares of a par value of $0.00025 each will be combined into one (1) issued Class B ordinary share of a par value of $0.0025 each, and (c) any fractional shares will be rounded to the nearest whole share. As a result, the Company’s authorized share capital will be adjusted to US$2,500,000 divided into (a) 800,000,000 Class A ordinary shares with a par value of US$0.0025 each, (b) 100,000,000 Class B ordinary shares with a par value of US$0.0025 each and (c) 1,000,000,000 preferred shares with a par value of US$0.00025 each.

For the financial year, the Company did not have any material subsequent events other than disclosed above.

